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APR 17 2012

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Goldman Sachs 2011 Annual Report

Goldman
Sachs



A key alliance
A timely turnaround
A thriving community
A global opportunity

What does it take to make things happen?

Insight, experience and strategic advice, when they're needed most.

The Goldman Sachs Business Principles

Our clients' interests always come first.

Our experience shows that if we serve our clients well, our own success will follow.

Our assets are our people, capital and reputation.

If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

Our goal is to provide superior returns to our shareholders.

Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.

We take great pride in the professional quality of our work.

We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

We stress creativity and imagination in everything we do.

While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

We make an unusual effort to identify and recruit the very best person for every job.

Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

We offer our people the opportunity to move ahead more rapidly than is possible at most other places.

Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.

We stress teamwork in everything we do.

While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

The dedication of our people to the firm and the intense effort they give their jobs are greater than one finds in most other organizations.

We think that this is an important part of our success.

We consider our size an asset that we try hard to preserve.

We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs.

We know that the world of finance will not stand still and that complacency can lead to extinction.

We regularly receive confidential information as part of our normal client relationships.

To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

Our business is highly competitive, and we aggressively seek to expand our client relationships.

However, we must always be fair competitors and must never denigrate other firms.

Integrity and honesty are at the heart of our business.

We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.

Without raising capital, how can a promising company expect to fuel essential innovation? Without managing risk, how can a business run smoothly, or an investor confidently look ahead? The answer is, they can't.

And that's where we come in.

Across the globe, our job is to help our clients succeed at critical moments. And their success benefits all of society, not in the abstract, but in the very real world.

Fellow Shareholders:

We began 2011 encouraged by an increase in client activity, greater CEO confidence, and early signs that economies were on the mend, but soon after experienced new measures of macro uncertainty that ultimately hindered a broad-based recovery.

Challenges facing the Euro area advanced from a regional consideration to a global issue, leading to concerns about the potential for sovereign defaults, contagion and growing skepticism about the willingness of policymakers to address the situation. Not surprisingly, the operating environment led our clients across a variety of businesses to be materially more risk averse. The firm's perspective on managing its risk exposures mirrored the sentiment of the broader market, and consequently, our risk exposures remained low in 2011. Ultimately, the confluence of macro-economic concerns, heightened market volatility, lower corporate activity and decreased risk appetite among our institutional clients translated into a fundamentally lower level of revenue opportunities over the course of the year, hampering our returns.

For 2011, the firm produced net revenues of $28.81 billion with net earnings of $4.44 billion. Diluted earnings per common share were $4.51 and our return on average common shareholders' equity was 3.7 percent for the year. Excluding the impact of a $1.64 billion preferred dividend associated with our redemption of the firm's preferred stock issued to Berkshire Hathaway, diluted earnings per common share were $7.46 and our return on average common shareholders' equity was 5.9 percent. Throughout the year, we continued to manage our liquidity and capital conservatively. At year-end, the firm's Global Core Excess liquidity was $172 billion, and our Tier 1 capital and common ratios under Basel 1 were 13.8 percent and 12.1 percent, respectively.

While our results suffered as a consequence of global conditions and dampened activity levels, we are pleased to report that the firm retained its industry-leading positions across our global investment banking client franchise. We finished 2011 with one of our best performances as a public company across the global league tables, ranked first in worldwide announced mergers and acquisitions (M&A), equity and equity-related offerings, common stock offerings and IPOs.

Given the strength of our client franchise across global capital markets, when economies and markets improve — and we see some encouraging signs of this — we are confident Goldman Sachs will be well-positioned to provide further value to our clients and shareholders. As we help our clients manage through this period, we will continue to focus on their evolving needs while prudently managing risk, shareholder capital and expenses to generate attractive returns.

In this year's letter, we would like to discuss how we are approaching the current operating environment as well as review — through the lens of priorities articulated by our clients — the long-term growth opportunities for Goldman Sachs. We spent more than one-half of our time last year away from the office meeting with clients around the world. Through these ongoing discussions, we gain a better understanding of emerging trends, the challenges and goals our clients are focused on and the role we can play to help them. Taken individually and as a whole, these interactions are fundamental to our client-driven strategy.

We will also share with you the significant progress we have made in implementing the recommendations of our Business Standards Committee, and talk about the people of Goldman Sachs, the contribution they make every day on behalf of our clients, and the critical role they play in our future success. Finally, we will update you on our corporate engagement initiatives designed to help drive job creation and growth.

The Operating Environment in 2011

While each downturn has its unique characteristics, our industry has operated through a number of economic contractions over the past decade or so. In each instance, we saw more precipitous declines in U.S. growth expectations than what we experienced more recently. Nevertheless, last year's weak economic conditions initiated a pullback in our clients' strategic objectives and financing demands, a slowdown in market-making activities and depressed asset values across the investing spectrum.



Gary D. Cohn
President and Chief Operating Officer

Lloyd C. Blankfein
Chairman and Chief Executive Officer

From a historical perspective, the reduction in our investment banking volumes during 2011 was, in many respects, in line with the drop we experienced following the Internet bubble during 2001. M&A declined as CEOs worried about execution risk, and debt and equity underwriting slowed due to higher volatility across markets. Lower asset prices and weakness in credit indices resulted in a negative impact on our Investing & Lending business. It is important to note, however, that losses in our asset portfolio were due to our mark-to-market discipline and are largely unrealized; the ultimate assessment of our investing and lending activities must be over a period of years, rather than a narrow snapshot.

Risk, Discipline and Returns

As we do in all market conditions, our approach amidst uncertainty has been to manage our risk levels prudently. Our adjusted leverage ratio at the end of 2011 was down approximately 50 percent from the end of 2007. We have further strengthened our liquidity position relative to pre-crisis levels. Our average Global Core Excess (highly liquid securities and cash instruments) is at near record levels, up more than twofold from four years ago, comprising close to 28 percent of our average adjusted assets. We have also made a concerted effort to reduce our level 3 (illiquid) assets which, since the end of 2007, are down 30 percent and represented approximately 5 percent of our 2011 year-end balance sheet.

Of course, as underlying conditions change, we will recalibrate our capital and liquidity profile to be in an optimal position to serve our clients, and to ensure that we are being strategic in managing the firm's financial resources for our investors. If client demand for risk capital remains muted and opportunities to invest and generate attractive returns are scarce, we may elect to reduce capital intensive portions of our balance sheet and return excess capital to shareholders through repurchases or dividends.

Since the beginning of 2010, we have repurchased more than $10 billion of common stock or approximately 16 percent of our common equity relative to 2009 year-end levels. We have also bought back the equivalent of close to 80 percent of the share count issued during the height of the crisis, while growing our book value per common share by a compounded annual growth rate in excess of 9 percent since the end of 2007. At the same time, we have increased our common equity by nearly 70 percent over this period while maintaining capital ratios near the top of our industry.

Controlling Costs

In addition, we have targeted approximately $1.4 billion of annual run-rate expense savings in order to function more efficiently, and believe we can further benefit from greater operational leverage in terms of infrastructure, technology and people in a number of key markets and businesses. As we gain a better understanding of where to deploy capital and resources and at what level, we will make the necessary adjustments to achieve stronger returns.

It is important to note that, as for many of our clients and financial institutions to varying degrees, the costs of conforming to new regulations have been significant. At the end of 2011, the firm's regulatory-related headcount had nearly doubled from pre-financial crisis levels across a variety of functions. Our regulatory-related expenses have also nearly doubled during this period.

In the shorter term, the heightened regulatory focus will continue to demand considerable effort and expense; however, over time, we expect this trajectory to even out as infrastructure, systems and processes are rationalized and we and our regulators have gained greater clarity around final requirements. Ultimately, we hope to see the pendulum come to rest at a point that better reconciles effective oversight with the need to continue driving towards investment and growth. We will address other aspects of regulatory reform — particularly as they relate to our clients — later in the letter.

Lastly, our focus on cost discipline includes adhering to our pay for performance philosophy. In 2011, net revenues were down 26 percent and compensation and benefits expenses for our people were down 21 percent, with discretionary compensation down significantly more than net revenues. Over the past few years, we have also reduced compensation and benefits to net revenue ratios, with our average ratio over the past three years of approximately 39 percent being materially lower than our average ratio of approximately 45 percent from 2005 through 2007.

Our Client-Driven Strategy

More than three years since the onset of the financial crisis, many institutions remain focused on working through its aftermath and managing risk in all its forms — whether related to liquidity, credit, market or regulation. Lower revenues and more subdued growth forecasts are causing some to question whether the industry is undergoing secular change, or more specifically, whether the model of providing advice, financing, market making, asset management and co-investing will continue to be relevant in the future landscape.

Based on what we hear from our clients and the work we do on their behalf, put succinctly — we believe the core model remains more viable and important than ever.

Among the forces affecting our industry, some are certainly cyclical — such as economic growth, corporate activity and risk appetite — and some are secular, such as those related to market structure, the influence of the growth markets, technological advancements, or the regulatory landscape. Secular change requires that over time we evolve and position ourselves in ways that continue to add value for our clients; for example, many services we provided over the telephone to our equity clients ten years ago are today both priced and executed automatically, promoting a more liquid and efficient marketplace for investors. Similar structural developments have occurred in foreign exchange, U.S. Treasuries and other areas. Our commitment of people and resources to growth markets also represents our response to long-term secular demands.

It may be too early to conclude to what degree the current industry slowdown is secular versus more broadly cyclical. In any scenario, our strategy remains informed and driven by the insights and demands of our clients around the world. And, what we've heard consistently is that as they respond to the long-term trends of globalization and technology, as well as macro-economic and demographic changes, what we do for them is not only still relevant — but critical.

Every day our clients seek advice and financing; they look to us to take the other side of a transaction to help hedge their risk; they need an asset manager to invest on their behalf and a co-investor ready to deploy capital towards promising growth opportunities. In short, clients look to us for these core client services both through periods of transition and at any stage of the economic cycle. Time and again in 2011, we saw sentiment shift rapidly, confirming that our strategy must always be rooted in the fundamental needs of our clients and in our ability to act quickly and effectively in their service.

Investing in Long-Term Trends

Comprehensive Advice and Risk Management

A more global market has also yielded a more multi-faceted, and potentially more risky, business environment; this, in turn, has put demands on the quality and breadth of services that companies, institutions and governments require in order to operate with greater scale. For example, a client may need to hedge its exposure to currency fluctuations, navigate integration issues across borders, or manage the volatility of commodity prices. To address these types of needs, our ability to partner our Investment Banking franchise with our Institutional Client Services businesses enables clients to benefit from seamless advice and transfer risk directly to the firm to manage. Importantly, it allows our clients to get back to focusing on their underlying businesses and strategic objectives.

In a similar vein, a growing practice among companies is to outsource the non-core or sub-scale parts of their business. In particular, we have seen an increase in the outsourcing of insurance asset management globally, which has been accelerated by new capital regimes, greater demand as a result of the financial crisis and a sustained low interest rate environment, making it more difficult to generate returns. Since 2004, industry-wide growth in outsourced general account assets has more than doubled from $500 billion to more than $1 trillion. Goldman Sachs is making a substantial investment in this area, having grown these assets by approximately $40 billion since 2008, representing an over 20 percent compounded annual growth rate.

Global Opportunity Set

While it is impossible to say how long economies will remain under pressure, when more consistent growth does return, our revenues tend to grow at a multiple of that growth. This drives our efforts to operate in more places — or put another way, to *chase GDP growth*.

Between 2005 and 2010, international revenues for Dow Jones companies grew by 35 percent while domestic revenue grew by just 15 percent. FTSE 50 companies have seen a similar trend as international revenue grew by 36 percent compared to a 4 percent decrease in domestic revenue over the same period. This also holds true in cross-border M&A, with aggregate volumes up 56 percent from 2007 relative to the four years prior. Since 2010, cross-border deals represent nearly 40 percent of overall M&A volumes.

Consistent with these themes, we see opportunities across a number of regions and businesses driven by client demand. As companies have become more global and growth economies have benefited from greater wealth creation, market capitalization has also increased. China's market capitalization has tripled as a percentage of world market capitalization from 2002 through 2010, with the U.S. contribution shrinking to 65 percent of its 2002 levels. Net revenues from our Asia business have more than doubled in 2011 compared with 2002.

More than ever, our clients seek "local" expertise and advice. In response, over the past six years we have hired more than 1,350 professionals into countries such as Brazil, Russia, India, China and Korea. Around the world we now serve 4,000 more Investment Banking clients and approximately 3,000 more counterparties within our Institutional Client Services businesses over the same period.

In the year ahead, cross-border M&A activity is poised to continue and grow: in Europe, due to outbound activity from institutions looking to diversify; in China as clients look for greater access to natural resources and end markets; and in Japan where companies are seeking external growth prospects with currency exchange rates close to post-war highs. Emerging markets M&A activity is also likely to regain momentum, led by inbound activity into Brazil, which has the most open foreign investment policy among the BRICs, and by enterprises in developing countries seeking brands and sales and marketing expertise which they lack in their home markets.

We also see market share expansion opportunities. The recent retrenchment by some financial institutions, especially in Europe, has the potential to change the competitive landscape. European peers have announced plans to lower headcount, shed risk-weighted assets and exit certain businesses altogether. Such deleveraging may lead to reduced lending capacity, higher new issuances, and greater secondary trading, creating opportunities for Goldman Sachs to intermediate asset sales to our investing clients.

Clients and Regulatory Reform

As mentioned, the potential impact of regulation has been an important theme over the past few years and certainly in 2011. We are working constructively with regulators around the world to contribute to effective and realistic implementation of new legislation and regulations, and remain focused on what reforms may mean for our industry, for our firm, and, most importantly, for our clients. In many of our conversations, clients have expressed concern about the impact their businesses may experience, including new margin requirements, potentially less market liquidity, wider spreads and less available, more expensive inventory.

These and other factors will affect not only how clients serve their customers but also their technological infrastructure, legal documentation and compliance areas. It is critical for us to understand the issues confronting our clients and to adapt our services accordingly to better meet their needs. When rules begin to take final shape, we will increasingly allocate resources to developing trading tools and clearing and settlement systems that will help our clients address these new realities.

More broadly, we recognize that translating the statutory language into workable outcomes is challenging, and appreciate the effort made by all parties to strike the balance between flexibility and specificity. This is especially important with respect to the Volcker Rule — which restricts banking entities' proprietary trading activities and certain interests in, and relationships with, hedge funds and private equity funds. As the process moves forward, it is critical that rulemaking proceed in a way that is not counterproductive to the ability of companies and investors to continue to use the capital markets to accomplish their business objectives.

We believe it is critical that the final version of the Volcker Rule reflects a meaningful evolution from the one currently under proposal. This includes drawing an essential distinction between prohibited proprietary trading and the vitally important — and statutorily protected — market-making related, underwriting and hedging activities.

Getting these issues right has serious, real-world consequences for our clients and other market participants who rely on the vital financial intermediation and capital-raising services that financial institutions such as Goldman Sachs provide. For example, if the constraints of the proposed rule define our ability to hedge in a way that makes it prohibitively expensive, or so narrowly that effectively prohibits it in some cases, our clients will be forced to hold more risk on their own books. This will increase the volatility of their earnings and hurt their share prices, which in turn will raise their cost of capital, reduce their capacity to invest, lower their returns to shareholders and diminish their appeal as strategic partners.

The proposed restrictions on market making could also have wide-ranging adverse effects. For example, a company wishing to issue bonds to finance expansion plans, or a pension fund looking to sell a stake in its portfolio to fund near-term obligations, may turn to Goldman Sachs to underwrite or execute the transaction. In either case, we would typically engage in market-making related activities, and in doing so, may hold some of the assets on our books.

Because market makers are willing to buy from and sell to clients in different market conditions, we need to know that we can carry this inventory for the optimal time, not a minimal time, and have judgments made by people who are trying to determine an appropriately effective manner in which to dispose of the position; if restricted from doing this, market makers will provide less liquidity and at worse prices. For the bond issuer, this raises its cost of capital, and for the pension fund, this erodes savings, raises costs for employers and reduces pension security for the fund's participants.

Liquid capital markets are the jewel of America's financial and economic system, the benefits of which are felt by every industry and by all investors. Reduced liquidity and other inadvertent byproducts of the proposed rule pose obstacles to the free flow of capital and efficient allocation of resources throughout the global economy. This is capital that could otherwise go to investment and job creation, or be returned to shareholders.

While the consequences of an overly restrictive application of the Volcker Rule are formidable, we are optimistic that the intended results can be achieved in a way that will ultimately be better for all constituencies, including investors and companies around the world looking to access capital, expand and grow. To this end, we are recommending constructive changes to the proposed rule that would provide a much stronger foundation as market participants and regulators move forward.

Implementation of Business Standards Committee Recommendations

In January 2011, we released the Report of the Business Standards Committee (BSC), which was the culmination of an extensive eight-month review across every major business, region and activity of the firm. A significant amount of time and resources last year were devoted to implementing the report's 39 recommendations. Over 400 of our people were directly involved, and many more indirectly, as the BSC recommendations are integrated into the day-to-day operations of the firm. To monitor and supervise the implementation process, we created an oversight group comprising senior leaders across the firm. Employee participation in implementation has spanned every level, division and region, demonstrating the commitment and openness within our organization to improving and strengthening Goldman Sachs.





To date, our efforts have served to catalyze a renewed focus on client service and client communication; on strengthening our controls, processes and committee governance; on greater personal accountability and reputational risk management; and on reinforcing attributes of our culture and values. Importantly, we established the Firmwide Client and Business Standards Committee, which is composed of many of the firm's most senior leaders, and puts clients at the heart of our approach to governance. This includes applying an elevated standard of professional judgment to all aspects of our business activities and in everything we do. As nearly every facet of the recommendations has a training component, we are implementing over 30 new BSC training programs, and embedding BSC-related content into over 90 existing training programs.

In particular, the BSC emphasized the importance of articulating clearly both to our people and to our clients the nature of the roles we are asked to undertake across our various businesses, whether acting as advisor, fiduciary, market maker or underwriter. As part of the BSC, we retained an independent consultant to conduct non-attributable, in-depth, in-person discussions with senior management of a number of clients worldwide. Among the feedback we received was their desire for us to communicate more clearly the roles and responsibilities we undertake depending on the nature of the transaction and the objectives of the client.

To this end, we implemented the Role-Specific Client Responsibilities framework, which does not capture every possible client interaction, but is designed to facilitate better communication with clients about our specific responsibilities in a given transaction type or business activity. To date, over 8,000 of our people have taken part in training focused on the different roles and responsibilities we assume in working with our clients. A central theme of the training is the need to be clear to ourselves and to our clients about the capacity in which we are acting and the responsibilities we have assumed.

Chairman's Forum

Last year, we launched the third iteration of the *Chairman's Forum*, a global initiative for managing directors designed to emphasize the importance of — and our commitment to — reputational excellence and individual accountability. Structured to incorporate key BSC recommendations, each of the 23 three-hour sessions featured an interactive case study presenting complex and multi-faceted scenarios for intensive discussion. This deep commitment of time by our senior leadership reinforces the priority we place on weighing reputational risk when making difficult business decisions, thinking broadly about individual responsibilities and escalating issues as appropriate. Our reputation is built upon our service to clients, our performance and the integrity of our people, each of whom carries with them responsibility for protecting the firm's reputation in the judgments, actions and communications they undertake.

Ongoing Evaluation

As formal implementation of the BSC winds down, this is not the end of this process, but in many respects it is the beginning. Because the focus of this effort is rooted more in the judgment of our people than a formal rule set for decision making, we will also look to multiple sources of feedback — our clients, our people, regulators and other key stakeholders — to ensure that our commitment to improvement is a living, breathing and dynamic process.

Our People

Notwithstanding the forces of technology and globalization, ours is ultimately a human business, conducted person to person. A client relationship is only as strong as the Goldman Sachs professionals managing that relationship. The most important thing we can do to enhance the value of our client franchise is to continue to retain our people and to hire the most talented individuals from around the world. We benefit from committed, seasoned leadership across the firm's businesses and divisions, with an average tenure of over 20 years for members of our Management Committee. At the same time, almost 300,000 people applied for full-time positions at Goldman Sachs for 2010 and 2011. We hired less than 4 percent of that population, and though most had multiple offers, nearly nine out of ten people offered a job with us accepted. Once they arrive at Goldman Sachs, we do everything we can to ensure they have productive and stimulating careers.

We go to great lengths to engage our people, listen to what's on their minds, and where necessary, implement changes to ensure we remain an attractive and dynamic place to work. This past year, we conducted our *People Survey*, a biennial effort to solicit thoughts and opinions on how to maintain a strong culture and rewarding environment. The 2011 survey garnered more than 22,000 comments and suggestions, reflecting strong participation from across all levels and offices. Among the findings, our people indicated they remain excited to work at the firm and continue to value our culture of teamwork, and also pointed out areas where we can do better. These suggestions and other data will continue to drive our key people initiatives, just as they have since we first polled our people in 2001.

We are especially pleased that Goldman Sachs was named one of *Fortune* magazine's "100 Best Companies to Work For" on its most recent list, a distinction we have earned each year since the list's inception 15 years ago. We are one of only 13 companies to do so. In addition, the firm placed fourth in the most recent *The Sunday Times* "Best Companies to Work For" survey in the "Best Big Companies" category and was the highest-placed financial services company for the third consecutive year. Our commitment to diversity was also recognized when *Working Mother* named us to its "100 Best Companies for Working Mothers" and when the Human Rights Campaign Foundation awarded us the "Innovation Award for Workplace Equality" and included us on its "Best Place to Work for LGBT Equality" list.

Corporate Engagement

Since 2008, Goldman Sachs has committed in excess of $1.4 billion to philanthropic initiatives, including *10,000 Women*, *10,000 Small Businesses* and *Goldman Sachs Gives*, representing one of the largest contributions ever made by a corporation. Our efforts include working hand-in-hand with a global network of more than 100 academic and non-profit partners, as well as local and national leaders. A record 26,500 of our people, their friends and family participated in our global volunteer initiative *Community TeamWorks* last year, which celebrated its fifteenth season. In particular, we were pleased to receive the Committee Encouraging Corporate Philanthropy's 2011 Chairman's Award for *10,000 Women*, which speaks to the power of partnership between business, government and the non-profit sector.

10,000 Women

Having recently celebrated the program's fourth anniversary, *10,000 Women* has reached 5,500 women across 42 countries, including Rwanda, Nigeria, Brazil and China. In March, we were honored to join U.S. Secretary of State Hillary Clinton and First Lady Michelle Obama to announce a new public-private partnership to expand the effort, and through Goldman Sachs Foundation's *10,000 Women* Department of State Women's Entrepreneurship Partnership, we have already reached women in ten additional countries. In December, we were also pleased to partner with the Government of Denmark to provide *10,000 Women* alumnae in Tanzania with affordable sources of capital. Most importantly, these women are applying what they learn to multiply the program's impact: within 18 months of graduating, 80 percent have increased their revenues, 66 percent have added new jobs and 90 percent are mentoring other women and girls in their communities.

10,000 Small Businesses

Goldman Sachs continues to work with community colleges, Community Development Financial Institutions and non-profit organizations to provide small businesses with the education, business services and capital they need to grow and create jobs. Through *10,000 Small Businesses*, we have forged partnerships with more than 40 organizations, across six cities in the U.S. — New York, Los Angeles, Long Beach, New Orleans, Houston and

Chicago — and four cities in the U.K. — London, Leeds, Manchester and Birmingham. Participating businesses range from metal fabrication shops to cafés, and from first-generation enterprises to long-standing family-owned companies. As we see with our *10,000 Women* scholars, these small business owners are translating the knowledge they garner from the program into immediate growth in their local communities.

Goldman Sachs Gives

The tradition of individual philanthropy remains a core tenet of our culture. In recent years, firm compensation was reduced by nearly $900 million to support *Goldman Sachs Gives*, a donor-advised fund which allows partners at Goldman Sachs to recommend donations to qualified nonprofits globally. Through the program, the firm has distributed nearly 7,000 grants to organizations that seek to build and stabilize communities, honor service and veterans, increase educational opportunities, and create jobs and economic growth.

Since 2010, *Goldman Sachs Gives* has provided approximately $70 million in need-based financial aid to students at more than 100 colleges and universities across the globe. In advance of the 2012 Olympic Games, *Goldman Sachs Gives* also launched a sports initiative with two leading charities — Greenhouse and Right To Play — to improve the lives of at-risk youth in the U.K. and Middle East through access to athletic coaching. *Goldman Sachs Gives* continues to support nonprofits working to reintegrate wounded veterans into the civilian workforce, and is donating $20 million over five years as a catalyst for new partnerships pertaining to veteran job placement and readiness, as well as support and counseling for family members.

Looking Ahead

As we continue to navigate the cross currents of change, we are faced with the challenge of remaining highly adaptive while also anchored in the traditions, tenets and values that have formed the foundation for our success. These recent years have tested the firm like few other times in our history, but over this period, we have worked every day to demonstrate Goldman Sachs' resiliency, resolve and commitment to our bedrock principles. Most importantly, we are thankful to our clients for entrusting us to work with them to achieve their most critical goals and objectives. Their demands will continue to drive our long-term strategy and we will remain acutely attuned to understanding and responding to their needs.

It is difficult to predict with any accuracy which businesses will outperform in the months and years to come. However, looking ahead, while the trajectory of corporate activity in 2012 will depend largely on the return of macro-economic stability, management teams and boards are showing renewed interest in engaging in strategic discussions, suggesting pent-up demand for new opportunities. When you consider that activity relative to overall market capitalization is near historical lows, financing costs are attractive and cash reserves are flush, the potential is promising. At the same time, the complexities in executing for clients in this environment presents opportunities for Goldman Sachs. We believe our people and teams possess the experience and innovative insights to help our clients succeed.

We are optimistic that the set of opportunities will expand with resuming growth, and feel confident that when the economy turns — and it will — the firm is poised to perform strongly as economies and markets develop and prosper. As we move forward, we will continue to make the decisions and investments we believe are necessary to attract and retain the best people, meet the needs of our clients, control costs, manage our risks and produce over-the-cycle returns to create long-term value for our shareholders.



Lloyd C. Blankfein
Chairman and Chief Executive Officer



Gary D. Cohn
President and Chief Operating Officer



Raising Capital



For Prada, the time had come to capitalize on

the power of a global brand

In 2010, Prada, one of the world's most recognizable fashion brands, knew it was time to go public, and that the place to do it was Hong Kong. The reason for choosing Hong Kong was simple: Asia, with its fast-growing economies, had become Prada's biggest growth market. By 2010, Asia had rivaled Europe and had outpaced North America, accounting for 43 percent of Prada's annual sales.

With Goldman Sachs' London investment banking team working with the family-owned company, Prada began preparing to go public in 2007. Postponed by the global financial crisis, the IPO was moving forward again in 2011, with Goldman Sachs as lead underwriter. As the IPO approached, work on the complex transaction stretched across continents and disciplines. While our London team worked with the company on capital markets strategy, our Hong Kong investment banking team took responsibility for deal execution. In marketing the offering worldwide, Goldman Sachs helped Prada present its story to more than 250 leading investors. The IPO raised $2.5 billion. It was the largest consumer goods IPO ever in Hong Kong, and the largest IPO to date of any global luxury brand.

The offering enabled Prada to reduce its debt while funding future growth across China and the rest of Asia. By 2015, China alone is estimated to comprise 20 percent of the world's luxury goods market. Prada is now positioned to make the most of this opportunity, and reinforce its image as one of the world's most recognizable fashion brands.



Anatomy of an IPO

For private companies, "going public" is a landmark event. An IPO serves several purposes: raising capital to fund growth and acquisitions, enabling founders and investors to realize the value of the company they have built, and enhancing management's ability to attract, retain and incentivize employees through equity ownership.

As lead underwriter, Goldman Sachs plays a critical role in executing an issuer client's IPO, including:

Explaining the IPO process.

Organizing a syndicate of banks to manage the offering and coordinating diligence on the issuer.

Helping determine the size and composition of the offering and the most appropriate listing venue.

Assisting the marketing of the offering to global institutional, high-net-worth and retail investors in a coordinated "road show" hosted by management.

Building a "book of demand."

Underwriting the shares at a price agreed between the syndicate and the issuer client.

Allocating shares to participating investors, in consultation with the issuer client.

Providing liquidity in the secondary market.

Focus on...

a year of offerings despite volatile markets

#1 Globally in IPOs

In 2011, Goldman Sachs led the world in IPO activity, with a majority of offerings coming from Asia and Europe.

2011 Goldman Sachs IPO Deal Volume, by Domicile of Issuer

Source: Thomson Reuters


Americas
42%
Asia and
Europe
58%



Goldman Sachs London Prada Deal Team
left to right: Amedeo Cesco, Paolo Zannoni, Denni Manzatto, Eoghainn Calder, Antonino Mattarella, Antonio Gatti, Matthew Westerman, Anna Skoglund, Francesco Papa, Giuseppe Pipitone

Goldman Sachs Hong Kong Prada Deal Team
left to right: Christy Kwan, Steven Barg, City Chan, Lisa Feng, Linda Fu, Charlotte Yeow, Sindy Wan, William Smiley, Gloria Check, Phyllis Luk



A Global Network of Leading Investors: Prada 2011 IPO

During the road show, we reached a global base of institutional investors, enabling Prada to raise $2.5 billion in its record-breaking IPO.

Potential Investors Attendance at Road Shows by Geographic Location



Asia
26%
U.S.
45%
Europe
29%

In 2011, Goldman Sachs led 54 IPOs across 12 countries, totaling

$46.6B

Source: Thomson Reuters

For Skype, when the future offered two paths, it was time

to prepare for both

In 2011, Skype, the Internet software company, faced a crucial decision. A strong and rapidly growing business, with more than 120 million monthly users, Skype had become one of the most recognizable brands on the Web. It had been acquired in November 2009 by an investment group led by Silver Lake and, after a year of focus on operations, product development, new monetization initiatives and strategic partnerships to further accelerate growth, was ready to go public.

With the help of Goldman Sachs, Skype was actively preparing for its IPO; at the same time, however, its brand and platform had attracted significant strategic interest and within weeks of the planned IPO, Microsoft made an offer. As a leader in technology mergers and acquisitions as well as capital markets, Goldman Sachs pivoted quickly from leading the IPO to advising on the sale. The transaction — at $8.5 billion — was one of the largest ever Internet sales — and benefited all parties involved. For Silver Lake and its investment partners, it was the realization of one of the most successful private equity investments in history. For Microsoft, it delivered Skype's full range of mobile and desktop communications capabilities and a large and loyal community of users. For Skype, it was a major step toward achieving its vision of making the world a more connected place.



Goldman Sachs San Francisco Skype Deal Team
left to right: Sam Britton, George Lee, Nick Giovanni

Focus on...
leadership in technology investment banking

For Goldman Sachs' technology investment banking team, 2011 was a busy year, as we advised and helped to execute many of the year's most notable transactions.

#1 in Technology M&A
Source: Thomson Reuters

15 Technology IPOs

including
Yandex
Zynga
Groupon
Bankrate
Fusion-io
Jive Software
Cornerstone OnDemand

Raised as active book runner for technology equity and debt transactions over **$35B**

Providing Sound Advice


DROGASIL
OGASIL



For Drogasil, the moment was right to

leverage a combination of strengths

Fueled by an expanding middle class and a rapid rise in disposable income, Brazil had become the largest pharmaceutical market in all of Latin America. Although still fragmented, this market had begun to coalesce around larger competitors. In this environment, it was important for Drogasil, Brazil's third-largest pharmaceutical retailer, to position itself for growth.

As it started assessing the best path forward, the company engaged Goldman Sachs as its financial advisor. We helped Drogasil on its merger with Droga Raia, the nation's fourth-largest retail pharmaceutical chain at the time. While both companies originated in São Paulo, they had grown in different directions, with Raia expanding to Rio de Janeiro and the South, and Drogasil focusing its expansion towards the Southeast and Midwest of Brazil. Together, these areas comprise over 78 percent of the nation's retail pharmacy market. A merger between the companies would create a true national leader.

With its local knowledge and wealth of experience in mergers and acquisitions, the investment banking team from Goldman Sachs São Paulo helped forge a merger of equals. The new enterprise, Raia Drogasil S.A., became Brazil's leading retail pharmacy, with nearly 800 stores, 18,000 employees and a territory extending across nine states.



Goldman Sachs São Paulo Drogasil Deal Team
left to right:
Flavio Aidar,
Fernanda Schahin,
Marco Vianna,
Cristiano Camargo

Focus on...
the promise of growth markets

Goldman Sachs Brazil: From foothold to full-service footprint in the heart of Latin America

1995
Established a presence in Brazil, focusing on M&A

2006
Received a local foreign exchange license

2007
Launched Goldman Sachs do Brasil Banco Múltiplo S.A.

2008
Launched Asset Management and were granted our equities broker-dealer license

2009
Launched Private Wealth Management

2011
Approximately 240 professionals based in São Paulo

Providing Sound Advice

A Team Grows in São Paulo

Brazil, South America's largest economy, represents an area of tremendous potential. Solid economic growth, the development of capital markets, the strong interest of international investors and local companies seeking to expand globally make it crucially important for Goldman Sachs. Because of this, Goldman Sachs has established a growing presence in Brazil, which enables us to provide clients — both onshore and offshore — with the products and services they need to achieve their objectives.

Goldman Sachs first established a presence in Brazil in 1995, focusing initially on establishing our mergers and acquisitions advisory business. Since then, we have made a series of significant commitments to building a strong presence in Brazil and to being a full-service provider, following Investment Banking with Equities and Fixed Income, Currency and Commodities market making, Investment Management and Global Investment Research capabilities. We received a local foreign exchange license in 2006, and officially launched Goldman Sachs do Brasil Banco Múltiplo S.A. in 2007. In 2008, we launched Asset Management and were granted our equities broker-dealer license. In 2009, we launched Private Wealth Management. Today, Goldman Sachs has approximately 240 professionals supporting our businesses based in São Paulo and nearly 600 professionals around the world focused more broadly on Latin America.

Our São Paulo office is a diversified provider of products and services, giving clients access to local expertise and the global reach of Goldman Sachs, including:

- Investment Banking and Capital Markets
- Market Making in Equities, Fixed Income, Currencies and Commodities
- Investment Management for Institutions and High-Net-Worth Individuals
- Investment Research


Martin Weber


Lars Humble


Gabriele Geist

For governments, now was the time to

strengthen ties to capital markets






Edward Markham



Providing governments, development banks and other public institutions with ready access to critical funds through capital markets has never been more important for global economic recovery. In 2011, amid market volatility, it was also a challenging task, making our role as a leading advisor and dealer in government securities all the more essential.

Among major transactions last year, one of the clear standouts was a €4 billion, 15-year benchmark offering executed for the European Union (EU). As a lead manager, we were able to draw upon resources from across the firm — from syndication, origination and market making — to achieve success at a critical moment. The offering enabled EU officials, under the European Financial Stabilisation Mechanism, to finance crucial loans to the governments of Ireland and Portugal. The transaction did more than raise long-dated funding for the EU's stabilization program. At a difficult moment in the sovereign debt crisis, it confirmed investor support for European sovereign credit as a whole.

Throughout 2011, roughly one-third of the capital we raised to support our European clients was for governments or public sector institutions. Goldman Sachs helped underwrite over 70 transactions for these public sector entities, including strategic benchmark offerings for the World Bank, the European Investment Bank, the United Kingdom, KfW (the German government's development bank), and the Republics of Poland and Slovenia. In 2011, Goldman Sachs was a primary dealer in government securities for 13 European countries. Our sovereign debt franchise continues to expand into new markets.



Maud Casin

Managing Investments



Goldman Sachs Team
left to right: David Granson, Kate El-Hillow, Scott McDermott, Jeffrey Goldenberg, David Fox



An innovative approach to meeting the needs of

an important client segment

Foundations, endowments and other nonprofits are facing a challenging investment climate regardless of their level of assets. The economy has hampered donations, volatility has made returns uncertain and demands on their resources have remained or even grown. This complexity has stretched the capacity of small to mid-sized organizations and led the Investment Management business to create an Institutional Client Solutions platform specifically designed for them. Our client teams can provide ongoing market insights and expertise along with client-specific solutions — from advice on individual asset class or strategy mandates to fully outsourced investment management.

Drawing upon resources and expertise from across Investment Management, clients can get a level of advice and an investment experience that have traditionally been available only to the largest foundations and endowments. Our disciplined investment process begins with a clear understanding of the client's objectives and spending constraints. Within their investment portfolios, clients can take advantage of our open architecture platform, which includes investment options from a rigorously evaluated group of external managers as well as from Goldman Sachs Asset Management.

While we advise some clients who manage their portfolios internally, others choose our comprehensive portfolio outsourcing solution. This can include strategic analysis, institutional risk management and tactical asset allocation strategies. By using an outsourcing solution, investment committees can focus on policy-level decisions that help further the organization's mission. We are now working with over 250 organizations across the U.S. and are expanding this service to additional countries.

A Year of Continued Support

Goldman Sachs is committed to driving economic growth. In 2011, we made significant progress in corporate engagement — expanding our support of education and small business, extending our global network of academic and non-profit partners and encouraging our people to give and participate in volunteer programs that have an impact on the communities in which we work and live.

For *10,000 Women* and *10,000 Small Businesses*, it was a time for continued partnership and progress



10,000 Women scholar Rasha, Cairo, Egypt



10,000 Small Businesses scholar Angelica, New Orleans, Louisiana

Throughout the year, we worked closely with colleges and non-profit institutions to expand *10,000 Women* and *10,000 Small Businesses*, signature programs of Goldman Sachs and the Goldman Sachs Foundation.

Through the end of 2011, the *10,000 Women* initiative has helped 5,500 women across 42 countries grow their small businesses through a combination of business management education, business support services and links to capital. New partnerships included joining with the U.S. State Department to extend the program to new countries and working with the government of Denmark to provide *10,000 Women* scholars in Tanzania affordable access to capital. By year's end, data collected showed the rising impact of the program on communities, revealing that, within 18 months of graduation, 80 percent of scholars reported increased revenues, 66 percent added new jobs and 90 percent were mentoring other women.

In 2011, we also accelerated the growth of *10,000 Small Businesses*, a sister program that collaborates with colleges and community organizations to provide entrepreneurs in the U.S. and U.K. with the tools they need to grow and create jobs. Through this initiative, we're now working with more than 40 organizations across 10 cities, in the two countries. In 2011, we expanded the program to Chicago in the U.S. and London and Birmingham in the U.K.

Goldman Sachs Gives: Increasing Opportunities


RIGHT
PLAY

Goldman Sachs Gives
supports Right To Play

In 2007, we launched a donor-advised fund, *Goldman Sachs Gives (GS Gives)*, from which we and our partners recommend grants to non-profit organizations globally. In the last two years, nearly 7,000 grants totaling $425 million have supported organizations located in 24 countries, focused on the fund's four strategic pillars: *Increasing Educational Opportunities*; *Building and Stabilizing Communities*; *Honoring Service and Veterans*; and *Increasing Economic Growth*.

In each of these thematic areas, Goldman Sachs partners have come together to drive coordinated gifts in a way that leverages and increases the impact of the firm's philanthropy. Partners from Europe, the Middle East, Africa, Asia and the U.S. made joint recommendations to support the World Food Programme's efforts to aid the East Africa Famine. In Asia, a regional *GS Gives* effort is raising awareness and increasing education about breast cancer in cooperation with several organizations focused on women's health. In the U.K., partners led a large-scale effort in advance of the 2012 London Olympics to support two organizations that use sports to teach life skills to underprivileged children: Right To Play and Greenhouse. In line with the *Veterans* pillar, *GS Gives* continues granting towards its $20 million commitment to support returning, wounded veterans with workforce training and placement, and support for military families.

Reinforcing Goldman Sachs' long-standing commitment to working with academic institutions and providing access to education for students from underserved communities, we have seen that *Increasing Educational Opportunities* has garnered significant support from our firm's partnership. Since early 2010, *GS Gives* has directed approximately $70 million to more than 100 colleges and universities globally, ranging from Temple and Rutgers Universities in the U.S., to Huaqiao University in China and the University of Western Australia for need-based scholarships for high-performing students. Additional grants have targeted primary and secondary education, diverse educational organizations and after-school programs in low-income neighborhoods, and cultural programs for students around the world.



Goldman Sachs Scholars
left to right: Pilar, Chioma, Ross, Rutgers University, New Jersey

Our Business

The Goldman Sachs Group, Inc. is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in all major financial centers around the world.

We report our activities in the following four business segments:

Investment Banking

We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and debt and equity underwriting of public offerings and private placements, as well as derivative transactions directly related to these activities.

Investment Banking
Net Revenues *(in millions)*



$4,984
$4,810
$4,355
2009
2010
2011

Institutional Client Services

We facilitate client transactions and make markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporates, financial institutions, investment funds and governments. We also make markets and clear client transactions on major stock, options and futures exchanges worldwide and provide financing, securities lending and prime brokerage services to institutional clients.

Institutional Client Services
Net Revenues *(in millions)*



$32,719
$21,796
$17,280
2009
2010
2011

Investing & Lending

We invest in and originate loans to provide financing to clients. These investments and loans are typically longer-term in nature. We make investments, directly and indirectly through funds that we manage, in debt securities, loans, public and private equity securities, real estate, consolidated investment entities and power generation facilities.



Investing & Lending
Net Revenues (in millions)
$2,863
$7,541
$2,142
2009
2010
2011

Investment Management

We provide investment management services and offer investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. We also offer wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.



Investment Management
Net Revenues (in millions)
$4,607
$5,014
$5,034
2009
2010
2011

Financial Highlights

$ and share amounts in millions, except per share amounts	As of or for the Year Ended December 2011	2010	2009
Operating Results			
Net revenues	**$ 28,811**	$ 39,161	$ 45,173
Pre-tax earnings	**6,169**	12,892	19,829
Net earnings	**4,442**	8,354	13,385
Net earnings applicable to common shareholders	**2,510**	7,713	12,192
Return on average common shareholders' equity	**3.7%**	11.5%	22.5%
Common Share Data			
Diluted earnings per common share	**$ 4.51**	$ 13.18	$ 22.13
Average diluted common shares outstanding	**556.9**	585.3	550.9
Dividends declared per common share	**$ 1.40**	$ 1.40	$ 1.05
Book value per common share	**130.31**	128.72	117.48
Tangible book value per common share [1]	**119.72**	118.63	108.42
Ending stock price	**90.43**	168.16	168.84
Financial Condition and Selected Ratios			
Total assets	**$923,225**	$911,332	$848,942
Unsecured long-term borrowings	**173,545**	174,399	185,085
Total shareholders' equity	**70,379**	77,356	70,714
Leverage ratio [2]	**13.1x**	11.8x	12.0x
Adjusted leverage ratio [2]	**8.6x**	7.6x	7.8x
Tier 1 capital ratio [3]	**13.8%**	16.0%	15.0%
Tier 1 common ratio [3]	**12.1%**	13.3%	12.2%
Selected Data			
Total staff	**33,300**	35,700	32,500
Assets under management *(in billions)*	**$ 828**	$ 840	$ 871

1. Tangible book value per common share is computed by dividing tangible common shareholders' equity (total shareholders' equity less preferred stock, goodwill and identifiable intangible assets) by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements. See "Financial Information — Management's Discussion and Analysis — Equity Capital — Other Capital Metrics" for further information about our tangible common shareholders' equity and tangible book value per common share, which are both non-GAAP measures.
2. The leverage ratio equals total assets divided by total shareholders' equity. The adjusted leverage ratio equals adjusted assets divided by total shareholders' equity. See "Financial Information — Management's Discussion and Analysis — Balance Sheet and Funding Sources — Balance Sheet Analysis and Metrics" for further information about our adjusted assets and adjusted leverage ratio, which are both non-GAAP measures.
3. The Tier 1 capital ratio and the Tier 1 common ratio are computed using risk-weighted assets (RWAs) calculated in accordance with the Federal Reserve Board's capital adequacy regulations (which are based on Basel 1). The Tier 1 common ratio equals Tier 1 common capital divided by RWAs. See "Financial Information — Management's Discussion and Analysis — Equity Capital" for further information about our Tier 1 common ratio, which is a non-GAAP measure, and our Tier 1 capital ratio.

Financial Information — Table of Contents

Management's Discussion and Analysis

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Supplemental Financial Information

Introduction

The Goldman Sachs Group, Inc. (Group Inc.) is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in all major financial centers around the world.

We report our activities in four business segments: Investment Banking, Institutional Client Services, Investing & Lending and Investment Management. See "Results of Operations" below for further information about our business segments.

When we use the terms "Goldman Sachs," "the firm," "we," "us" and "our," we mean Group Inc., a Delaware corporation, and its consolidated subsidiaries.

References herein to our Annual Report on Form 10-K are to our Annual Report on Form 10-K for the year ended December 31, 2011. All references to 2011, 2010 and 2009 refer to our years ended, or the dates, as the context requires, December 31, 2011, December 31, 2010 and December 31, 2009, respectively. Any reference to a future year refers to a year ending on December 31 of that year. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

In this discussion and analysis of our financial condition and results of operations, we have included information that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. This information includes statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, among other things, and may also include statements about the objectives and effectiveness of our risk management and liquidity policies, statements about trends in or growth opportunities for our businesses, statements about our future status, activities or reporting under U.S. or non-U.S. banking and financial regulation, and statements about our investment banking transaction backlog. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause our actual results and financial condition to differ from those indicated in these forward-looking statements include, among others, those discussed below under "Certain Risk Factors That May Affect Our Businesses" as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K and "Cautionary Statement Pursuant to the U.S. Private Securities Litigation Reform Act of 1995" in Part I, Item 1 of our Annual Report on Form 10-K.

Executive Overview

The firm generated net earnings of $4.44 billion for 2011, compared with $8.35 billion and $13.39 billion for 2010 and 2009, respectively. Our diluted earnings per common share were $4.51 for the year ended December 2011, compared with $13.18 [1] for the year ended December 2010 and $22.13 for the year ended December 2009. Return on average common shareholders' equity (ROE) [2] was 3.7% for 2011, compared with 11.5% [1] for 2010 and 22.5% for 2009. During 2011, we redeemed the 50,000 shares of our 10% Cumulative Perpetual Preferred Stock, Series G (Series G Preferred Stock) held by Berkshire Hathaway Inc. and certain of its subsidiaries (collectively, Berkshire Hathaway). Excluding the impact of the $1.64 billion preferred dividend related to this redemption, diluted earnings per common share were $7.46 [3] and ROE was 5.9% [3] for 2011.

Book value per common share was $130.31 and tangible book value per common share [4] was $119.72 as of December 2011, both approximately 1% higher compared with the end of 2010. During the year, the firm repurchased 47.0 million shares of its common stock for a total cost of $6.04 billion. Our Tier 1 capital ratio under Basel 1 was 13.8% and our Tier 1 common ratio under Basel 1 [5] was 12.1% as of December 2011.

2011 versus 2010. The firm generated net revenues of $28.81 billion for 2011. These results reflected significantly lower net revenues in Investing & Lending and Institutional Client Services, as well as lower net revenues in Investment Banking, compared with 2010. Net revenues in Investment Management were essentially unchanged compared with 2010.

An overview of net revenues for each of our business segments is provided below.

Investment Banking

The decrease in Investment Banking primarily reflected lower net revenues in our Underwriting business. Net revenues in equity underwriting were significantly lower than 2010, principally due to a decline in industry-wide activity. Net revenues in debt underwriting were essentially unchanged compared with 2010. Net revenues in Financial Advisory decreased slightly compared with 2010.

Institutional Client Services

The decrease in Institutional Client Services compared with 2010 reflected significantly lower net revenues in Fixed Income, Currency and Commodities Client Execution. Although activity levels in Fixed Income, Currency and Commodities Client Execution during 2011 were generally consistent with 2010 levels, and results were solid during the first quarter of 2011, the environment during the remainder of 2011 was characterized by broad market concerns and uncertainty, resulting in volatile markets and significantly wider credit spreads, which contributed to difficult market-making conditions and led to reductions in risk by us and our clients. As a result of these conditions, net revenues across the franchise were lower, including significant declines in mortgages and credit products, compared with 2010.

Net revenues in Equities were slightly higher compared with 2010. During 2011, average volatility levels increased and equity prices in Europe and Asia declined significantly, particularly during the third quarter. The increase in net revenues reflected higher commissions and fees, primarily due to higher transaction volumes, particularly during the third quarter of 2011. In addition, net revenues in securities services increased compared with 2010, reflecting the impact of higher average customer balances. Equities client execution net revenues were lower than 2010, primarily reflecting significantly lower net revenues in shares.

1. Excluding the impact of the $465 million related to the U.K. bank payroll tax, the $550 million related to the SEC settlement and the $305 million impairment of our New York Stock Exchange (NYSE) Designated Market Maker (DMM) rights, diluted earnings per common share were $15.22 and ROE was 13.1% for 2010. We believe that presenting our 2010 results excluding the impact of these items is meaningful because it increases the comparability of period-to-period results. Diluted earnings per common share and ROE excluding these items are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies. See "Results of Operations — Financial Overview" below for further information about our calculation of diluted earnings per common share and ROE excluding the impact of these items.
2. See "Results of Operations — Financial Overview" below for further information about our calculation of ROE.
3. We believe that presenting our 2011 results excluding the impact of the $1.64 billion preferred dividend related to the redemption of our Series G Preferred Stock (calculated as the difference between the carrying value and the redemption value of the preferred stock) is meaningful because it increases the comparability of period-to-period results. Diluted earnings per common share and ROE excluding this item are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies. See "Results of Operations — Financial Overview" below for further information about our calculation of diluted earnings per common share and ROE excluding the impact of this dividend.
4. Tangible book value per common share is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies. See "Equity Capital — Other Capital Metrics" below for further information about our calculation of tangible book value per common share.
5. Tier 1 common ratio is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies. See "Equity Capital — Consolidated Regulatory Capital Ratios" below for further information about our Tier 1 common ratio.

Investing & Lending

Net revenues in Investing & Lending were $2.14 billion and $7.54 billion for 2011 and 2010, respectively. Results for 2011 included a loss of $517 million from our investment in the ordinary shares of Industrial and Commercial Bank of China Limited (ICBC) and net gains of $1.12 billion from other investments in equities, primarily in private equity positions, partially offset by losses from public equities. In addition, Investing & Lending included net revenues of $96 million from debt securities and loans. This amount includes approximately $1 billion of unrealized losses related to relationship lending activities, including the effect of hedges, offset by net interest income and net gains from other debt securities and loans. Results for 2011 also included other net revenues of $1.44 billion, principally related to our consolidated entities held for investment purposes.

Investment Management

Net revenues in Investment Management were essentially unchanged compared with 2010, primarily due to higher management and other fees, reflecting favorable changes in the mix of assets under management, offset by lower incentive fees. During the year, assets under management decreased $12 billion to $828 billion, reflecting net outflows of $17 billion, partially offset by net market appreciation of $5 billion. Net outflows primarily reflected outflows in fixed income and equity assets, partially offset by inflows in money market assets.

2010 versus 2009. The firm generated net revenues of $39.16 billion for 2010, despite a challenging operating environment. These results reflected significantly lower net revenues in Institutional Client Services and slightly lower net revenues in Investment Banking compared with 2009. These decreases were partially offset by significantly higher net revenues in Investing & Lending and higher net revenues in Investment Management.

An overview of net revenues for each of our business segments is provided below.

Investment Banking

The decrease in Investment Banking reflected lower net revenues in our Underwriting business, partially offset by higher net revenues in Financial Advisory. The decline in Underwriting reflected lower net revenues in equity underwriting, principally due to a decline in client activity in comparison to 2009, which included significant capital-raising activity by financial institution clients. Net revenues in debt underwriting were essentially unchanged compared with 2009. The increase in Financial Advisory primarily reflected an increase in client activity.

Institutional Client Services

The decrease in Institutional Client Services reflected significantly lower net revenues in Fixed Income, Currency and Commodities Client Execution and, to a lesser extent, Equities. During 2010, Fixed Income, Currency and Commodities Client Execution operated in a challenging environment characterized by lower client activity levels, which reflected broad market concerns including European sovereign debt risk and uncertainty over regulatory reform, as well as tighter bid/offer spreads. The decrease in net revenues compared with a particularly strong 2009 primarily reflected significantly lower results in interest rate products, credit products, commodities and, to a lesser extent, currencies. These decreases were partially offset by higher net revenues in mortgages, as 2009 included approximately $1 billion of losses related to commercial mortgage loans.

The decline in Equities compared with 2009 primarily reflected significantly lower net revenues in equities client execution, principally due to significantly lower results in derivatives and shares. Commissions and fees were also lower than 2009, primarily reflecting lower client activity levels. In addition, securities services net revenues were significantly lower compared with 2009, primarily reflecting tighter securities lending spreads, principally due to the impact of changes in the composition of customer balances, partially offset by the impact of higher average customer balances. During 2010, although equity markets were volatile during the first half of the year, equity prices generally improved and volatility levels declined in the second half of the year.

Investing & Lending

Net revenues in Investing & Lending were $7.54 billion and $2.86 billion for 2010 and 2009, respectively. During 2010, an increase in global equity markets and tighter credit spreads provided a favorable backdrop for our Investing & Lending business. Results in Investing & Lending for 2010 included a gain of $747 million from our investment in the ordinary shares of ICBC, a net gain of $2.69 billion from other investments in equities, a net gain of $2.60 billion from debt securities and loans and other net revenues of $1.51 billion, principally related to our consolidated entities held for investment purposes.

Investment Management

The increase in Investment Management primarily reflected higher incentive fees across our alternative investment products. Management and other fees also increased, reflecting favorable changes in the mix of assets under management, as well as the impact of appreciation in the value of client assets. During 2010, assets under management decreased 4% to $840 billion, primarily reflecting outflows in money market assets, consistent with industry trends.

Our business, by its nature, does not produce predictable earnings. Our results in any given period can be materially affected by conditions in global financial markets, economic conditions generally and other factors. For a further discussion of the factors that may affect our future operating results, see "Certain Risk Factors That May Affect Our Businesses" below, as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

Business Environment

Global economic growth generally moderated in 2011, as real gross domestic product (GDP) grew in most major economies and emerging markets, but at a slower pace than in 2010. Certain unfavorable market conditions that emerged in 2010 continued during the year, including concerns about European sovereign debt risk and uncertainty regarding financial regulatory reform. Additional concerns that emerged during the first half of the year that affected our businesses included political unrest in the Middle East, the earthquake and tsunami in Japan and inflation in emerging markets. During the second half of the year, concerns about European sovereign debt risk and its impact on the European banking system intensified, while concerns about U.S. growth and the uncertainty regarding the U.S. federal debt ceiling emerged, contributing to higher volatility levels, significantly lower global equity prices and significantly wider corporate credit spreads. This prompted the U.S. Federal Reserve and the European Central Bank to announce easing measures in order to stimulate economic growth in the U.S. and to alleviate concerns about Europe. Industry-wide completed and announced mergers and acquisitions volumes increased compared with 2010, but declined during the second half of the year. Industry-wide equity and equity-related offerings and industry-wide debt offerings both decreased compared with 2010, including significant declines during the second half of the year. For a further discussion of how market conditions affect our businesses, see "Certain Risk Factors That May Affect Our Businesses" below as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

Global

During 2011, real GDP growth declined in most major economies and emerging markets. The slowdown in economic growth primarily reflected slower growth in domestic demand compared with 2010, while international trade continued to grow strongly during 2011. Unemployment levels declined slightly compared with 2010, although the rate of unemployment remained elevated in some economies. During 2011, the U.S. Federal Reserve, the Bank of England and the Bank of Japan left interest rates unchanged, while the European Central Bank increased and then reduced its interest rate during the year, ending the year unchanged compared with 2010. In addition, the People's Bank of China increased its one-year benchmark lending rate during the year. The price of crude oil increased during 2011. The U.S. dollar strengthened against the Euro and was essentially unchanged against the British pound, while it weakened against the Japanese yen.

United States

In the United States, real GDP increased by 1.7% in 2011, compared with an increase of 3.0% in 2010. Growth moderated, primarily reflecting a decline in government spending and reduced growth in exports, although business investment and consumer expenditure increased. Business and consumer confidence declined during most of the year, primarily reflecting increased global economic concerns and uncertainties. In addition, residential investment remained weak and measures of core inflation increased during the year from low levels. Growth in industrial production decreased, primarily reflecting the impact of supply-chain disruptions associated with Japan earlier in the year. The unemployment rate declined slightly during the year, although it remained high. The U.S. Federal Reserve maintained its federal funds rate at a target range of zero to 0.25% during the year. In addition, the U.S. Federal Reserve concluded quantitative easing measures that included the purchase of significant amounts of U.S. Treasury debt and announced further easing measures by extending the duration of the U.S. Treasury debt it holds. The yield on the 10-year U.S. Treasury note fell by 141 basis points during 2011 to 1.89%. In equity markets, the Dow Jones Industrial Average increased by 6%, while the NASDAQ Composite Index decreased by 2% and the S&P 500 Index ended the year essentially unchanged.

Europe

Real GDP in the Euro area economies increased by an estimated 1.6% in 2011, compared with an increase of 1.8% in 2010. Growth moderated slightly, primarily reflecting reduced growth in consumer expenditure and exports, although fixed investment increased. Surveys of business and consumer confidence deteriorated over the course of the year. Measures of core inflation increased during the year from low levels. Concerns about fiscal challenges in several Euro area economies intensified during the year, weighing on economic growth in these economies and on risk appetite more broadly. In addition, concerns about European sovereign debt risk contributed to higher market volatility and funding pressures. The European Central Bank and governments in the Euro area took a range of policy measures to address these issues. The European Central Bank increased its main refinancing operations rate by 25 basis points during both the second and third quarters, but reversed these increases during the fourth quarter, such that the rate ended the year at 1.00%, unchanged compared with the end of 2010. In the United Kingdom, real GDP increased by 0.8% for 2011, compared with an increase of 2.1% in 2010. The Bank of England maintained its official bank rate at 0.50% during the year. Long-term government bond yields generally declined during the year, although long-term government bond yields in certain Euro area economies increased significantly. In addition, spreads between German bond yields and those of most Euro area economies widened during the year. The Euro depreciated by 3% and the British pound was essentially unchanged against the U.S. dollar. The Euro Stoxx 50 Index and the CAC 40 Index both declined by 17%, while the DAX Index and the FTSE 100 Index decreased by 15% and 6%, respectively, compared with the end of 2010.

Asia

In Japan, real GDP decreased by 0.9% in 2011, compared with an increase of 4.4% in 2010. Net exports and business investment declined during the year due to the economic impact of the earthquake and tsunami in the first quarter. Measures of inflation remained negative during 2011. The Bank of Japan maintained its target overnight call rate at a range of zero to 0.10% and the yield on 10-year Japanese government bonds fell by 14 basis points to 0.99%. The Japanese yen appreciated by 5% against the U.S. dollar. The Nikkei 225 Index decreased by 17% during the year. In China, real GDP increased by 9.2% in 2011 compared with an increase of 10.4% in 2010. Growth moderated, primarily reflecting a slowdown in net exports and fixed investment growth, although consumer spending increased. Measures of inflation increased significantly during 2011, reflecting the impact of higher food and energy prices, but decreased towards the end of the year. The People's Bank of China raised its one-year benchmark lending rate by 75 basis points to 6.56% and increased the reserve requirement ratio by 250 basis points during the year. In addition, the Chinese yuan appreciated by 4% against the U.S. dollar and the Shanghai Composite Index decreased by 22% during 2011. In India, real GDP increased by an estimated 6.9% in 2011 compared with an increase of 8.5% in 2010. Growth moderated, primarily reflecting a slowdown in consumer expenditure and fixed investment growth. The rate of wholesale inflation remained at elevated levels, but decreased during the year. The Indian rupee depreciated by 19% against the U.S. dollar. Equity markets in Hong Kong and India declined significantly and equity markets in South Korea ended the year lower.

Other Markets

In Brazil, real GDP increased by an estimated 3.0% in 2011, compared with an increase of 7.5% in 2010. Growth moderated, primarily reflecting a slowdown in investment and consumer expenditure growth. The Brazilian real weakened against the U.S. dollar. Brazilian equity prices ended the year significantly lower compared with the end of 2010. In Russia, real GDP increased by an estimated 4.2% in 2011, compared with an increase of 4.0% in 2010. Growth was driven by an increase in domestic demand, particularly during the second half of the year. The Russian ruble weakened against the U.S. dollar and Russian equity prices ended the year significantly lower compared with the end of 2010.

Critical Accounting Policies

Fair Value

Fair Value Hierarchy. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value (i.e., inventory), as well as certain other financial assets and financial liabilities, are reflected in our consolidated statements of financial condition at fair value (i.e., marked-to-market), with related gains or losses generally recognized in our consolidated statements of earnings. The use of fair value to measure financial instruments is fundamental to our risk management practices and is our most critical accounting policy.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the hierarchy under U.S. generally accepted accounting principles (U.S. GAAP) gives (i) the highest priority to unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities (level 1 inputs), (ii) the next priority to inputs other than level 1 inputs that are observable, either directly or indirectly (level 2 inputs), and (iii) the lowest priority to inputs that cannot be observed in market activity (level 3 inputs). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

The fair values for substantially all of our financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

Instruments categorized within level 3 of the fair value hierarchy, which represent approximately 5% of the firm's total assets, require one or more significant inputs that are not observable. Absent evidence to the contrary, instruments classified within level 3 of the fair value hierarchy are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, we use other methodologies to determine fair value, which vary based on the type of instrument. Estimating the fair value of level 3 financial instruments requires judgments to be made. These judgments include:

- determining the appropriate valuation methodology and/or model for each type of level 3 financial instrument;
- determining model inputs based on an evaluation of all relevant empirical market data, including prices evidenced by market transactions, interest rates, credit spreads, volatilities and correlations; and
- determining appropriate valuation adjustments related to illiquidity or counterparty credit quality.

Regardless of the methodology, valuation inputs and assumptions are only changed when corroborated by substantive evidence.

Controls Over Valuation of Financial Instruments. Market makers and investment professionals in our revenue-producing units are responsible for pricing our financial instruments. Our control infrastructure is independent of the revenue-producing units and is fundamental to ensuring that all of our financial instruments are appropriately valued at market-clearing levels. In the event that there is a difference of opinion in situations where estimating the fair value of financial instruments requires judgment (e.g., calibration to market comparables or trade comparison, as described below), the final valuation decision is made by senior managers in control and support functions that are independent of the revenue-producing units (independent control and support functions). This independent price verification is critical to ensuring that our financial instruments are properly valued.

Price Verification. The objective of price verification is to have an informed and independent opinion with regard to the valuation of financial instruments under review. Instruments that have one or more significant inputs which cannot be corroborated by external market data are classified within level 3 of the fair value hierarchy. Price verification strategies utilized by our independent control and support functions include:

- **Trade Comparison.** Analysis of trade data (both internal and external where available) is used to determine the most relevant pricing inputs and valuations.
- **External Price Comparison.** Valuations and prices are compared to pricing data obtained from third parties (e.g., broker or dealers, MarkIt, Bloomberg, IDC, TRACE). Data obtained from various sources is compared to ensure consistency and validity. When broker or dealer quotations or third-party pricing vendors are used for valuation or price verification, greater priority is generally given to executable quotations.
- **Calibration to Market Comparables.** Market-based transactions are used to corroborate the valuation of positions with similar characteristics, risks and components.
- **Relative Value Analyses.** Market-based transactions are analyzed to determine the similarity, measured in terms of risk, liquidity and return, of one instrument relative to another or, for a given instrument, of one maturity relative to another.
- **Collateral Analyses.** Margin disputes on derivatives are examined and investigated to determine the impact, if any, on our valuations.
- **Execution of Trades.** Where appropriate, trading desks are instructed to execute trades in order to provide evidence of market-clearing levels.
- **Backtesting.** Valuations are corroborated by comparison to values realized upon sales.

See Notes 5 through 8 to the consolidated financial statements for further information about fair value measurements.

Review of Net Revenues. Independent control and support functions ensure adherence to our pricing policy through a combination of daily procedures, including the explanation and attribution of net revenues based on the underlying factors. Through this process we independently validate net revenues, identify and resolve potential fair value or trade booking issues on a timely basis and ensure that risks are being properly categorized and quantified.

Review of Valuation Models. Quantitative professionals within our Market Risk Management department (Market Risk Management) perform an independent model approval process. This process incorporates a review of a diverse set of model and trade parameters across a broad range of values (including extreme and/or improbable conditions) in order to critically evaluate:

- the model's suitability for valuation and risk management of a particular instrument type;
- the model's accuracy in reflecting the characteristics of the related product and its significant risks;
- the suitability and properties of the numerical algorithms incorporated in the model;
- the model's consistency with models for similar products; and
- the model's sensitivity to input parameters and assumptions.

New or changed models are reviewed and approved. Models are evaluated and re-approved annually to assess the impact of any changes in the product or market and any market developments in pricing theories.

Level 3 Financial Assets at Fair Value. The table below presents financial assets measured at fair value and the amount of such assets that are classified within level 3 of the fair value hierarchy.

Total level 3 financial assets were $47.94 billion and $45.38 billion as of December 2011 and December 2010, respectively.

See Notes 5 through 8 to the consolidated financial statements for further information about changes in level 3 financial assets and fair value measurements.

	As of December 2011		As of December 2010	
in millions	**Total at Fair Value**	**Level 3 Total**	Total at Fair Value	Level 3 Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	**$ 13,440**	**$ —**	$ 11,262	$ —
U.S. government and federal agency obligations	**87,040**	**—**	84,928	—
Non-U.S. government obligations	**49,205**	**148**	40,675	—
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	**6,699**	**3,346**	7,510	3,976
Loans and securities backed by residential real estate	**7,592**	**1,709**	9,532	2,501
Bank loans and bridge loans	**19,745**	**11,285**	18,039	9,905
Corporate debt securities	**22,131**	**2,480**	24,719	2,737
State and municipal obligations	**3,089**	**599**	2,792	754
Other debt obligations	**4,362**	**1,451**	3,232	1,274
Equities and convertible debentures	**65,113**	**13,667**	67,833	11,060
Commodities	**5,762**	**—**	13,138	—
Total cash instruments	**284,178**	**34,685**	283,660	32,207
Derivatives	**80,028**	**11,900**	73,293	12,772
Financial instruments owned, at fair value	**364,206**	**46,585**	356,953	44,979
Securities segregated for regulatory and other purposes	**42,014**	**—**	36,182	—
Securities purchased under agreements to resell	**187,789**	**557**	188,355	100
Securities borrowed	**47,621**	**—**	48,822	—
Receivables from customers and counterparties	**9,682**	**795**	7,202	298
Total	**$651,312**	**$47,937**	$637,514	$45,377

Goodwill and Identifiable Intangible Assets

Goodwill. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is assessed annually for impairment, or more frequently if events occur or circumstances change that indicate an impairment may exist, by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment are not conclusive, a quantitative goodwill impairment test is performed by comparing the estimated fair value of each reporting unit with its estimated net book value. We derive the fair value based on valuation techniques we believe market participants would use (i.e., observable price-to-earnings multiples and price-to-book multiples). We derive the net book value by estimating the amount of shareholders' equity required to support the activities of each reporting unit. Estimating the fair value of our reporting units requires management to make judgments. Critical inputs include (i) projected earnings, (ii) estimated long-term growth rates and (iii) cost of equity.

During the second half of 2011, consistent with the decline in stock prices in the broader financial services sector, our stock price declined and throughout most of this period, our market capitalization was below book value. Accordingly, we performed a quantitative impairment test during the fourth quarter of 2011 and determined that goodwill was not impaired. The estimated fair value of our reporting units in which we hold substantially all of our goodwill significantly exceeded the estimated carrying values. We believe that it is appropriate to consider market capitalization, among other factors, as an indicator of fair value over a reasonable period of time.

If the current economic market conditions persist and if there is a prolonged period of weakness in the business environment and financial markets, our earnings may be adversely affected, which could result in an impairment of goodwill in the future. In addition, significant changes to other critical inputs of the goodwill impairment test (e.g., cost of equity) could cause the estimated fair value of our reporting units to decline, which could result in an impairment of goodwill in the future.

See Note 3 to the consolidated financial statements for information about amendments to the accounting guidance for goodwill impairment testing and Note 13 to the consolidated financial statements for the carrying value of our goodwill.

Identifiable Intangible Assets. We amortize our identifiable intangible assets (i) over their estimated lives, (ii) based on economic usage or (iii) in proportion to estimated gross profits or premium revenues. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable.

An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. See Note 13 to the consolidated financial statements for the carrying value and estimated remaining lives of our identifiable intangible assets by major asset class and impairments of our identifiable intangible assets.

A prolonged period of market weakness could adversely impact our businesses and impair the value of our identifiable intangible assets. In addition, certain events could indicate a potential impairment of our identifiable intangible assets, including (i) decreases in revenues from commodity-related customer contracts and relationships, (ii) decreases in cash receipts from television broadcast royalties, (iii) an adverse action or assessment by a regulator or (iv) adverse actual experience on the contracts in our variable annuity and life insurance business. Management judgment is required to evaluate whether indications of potential impairment have occurred, and to test intangibles for impairment if required.

Use of Estimates

The use of generally accepted accounting principles requires management to make certain estimates and assumptions. In addition to the estimates we make in connection with fair value measurements, and the accounting for goodwill and identifiable intangible assets, the use of estimates and assumptions is also important in determining provisions for losses that may arise from litigation, regulatory proceedings and tax audits.

We estimate and provide for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be reasonably estimated. In accounting for income taxes, we estimate and provide for potential liabilities that may arise out of tax audits to the extent that uncertain tax positions fail to meet the recognition standard under FASB Accounting Standards Codification 740. See Note 24 to the consolidated financial statements for further information about accounting for income taxes.

Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total estimated liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case or proceeding, our experience and the experience of others in similar cases or proceedings, and the opinions and views of legal counsel. See Notes 18 and 27 to the consolidated financial statements for information on certain judicial, regulatory and legal proceedings.

Results of Operations

The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. See "Certain Risk Factors That May Affect Our Businesses" below and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a further discussion of the impact of economic and market conditions on our results of operations.

Financial Overview

The table below presents an overview of our financial results.

$ in millions, except per share amounts	Year Ended December 2011	2010	2009
Net revenues	**$28,811**	$39,161	$45,173
Pre-tax earnings	**6,169**	12,892	19,829
Net earnings	**4,442**	8,354	13,385
Net earnings applicable to common shareholders	**2,510**	7,713	12,192
Diluted earnings per common share	**4.51**	13.18	22.13
Return on average common shareholders' equity [1]	**3.7%**	11.5%	22.5%
Diluted earnings per common share, excluding the impact of the Series G Preferred Stock dividend [2]	**$ 7.46**	N/A	N/A
Return on average common shareholders' equity, excluding the impact of the Series G Preferred Stock dividend [2]	**5.9%**	N/A	N/A
Diluted earnings per common share, excluding the impact of the U.K. bank payroll tax, the SEC settlement and the NYSE DMM rights impairment [3]	**N/A**	$ 15.22	N/A
Return on average common shareholders' equity, excluding the impact of the U.K. bank payroll tax, the SEC settlement and the NYSE DMM rights impairment [3]	**N/A**	13.1%	N/A

1. ROE is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity. The table below presents our average common shareholders' equity.

in millions	Average for the Year Ended December 2011	2010	2009
Total shareholders' equity	**$72,708**	$74,257	$ 65,527
Preferred stock	**(3,990)**	(6,957)	(11,363)
Common shareholders' equity	**$68,718**	$67,300	$ 54,164

2. We believe that presenting our results excluding the impact of the $1.64 billion Series G Preferred Stock dividend is meaningful, as it increases the comparability of period-to-period results. Diluted earnings per common share and ROE excluding this item are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies. The tables below present the calculation of net earnings applicable to common shareholders, diluted earnings per common share and average common shareholders' equity excluding the impact of this dividend.

in millions, except per share amount	**Year Ended December 2011**
Net earnings applicable to common shareholders	**$2,510**
Impact of the Series G Preferred Stock dividend	**1,643**
Net earnings applicable to common shareholders, excluding the impact of the Series G Preferred Stock dividend	**4,153**
Divided by: average diluted common shares outstanding	**556.9**
Diluted earnings per common share, excluding the impact of the Series G Preferred Stock dividend	**$ 7.46**

in millions	**Average for the Year Ended December 2011**
Total shareholders' equity	**$72,708**
Preferred stock	**(3,990)**
Common shareholders' equity	**68,718**
Impact of the Series G Preferred Stock dividend	**1,264**
Common shareholders' equity, excluding the impact of the Series G Preferred Stock dividend	**$69,982**

3. We believe that presenting our results excluding the impact of the U.K. bank payroll tax, the SEC settlement and the NYSE DMM rights impairment is meaningful, as it increases the comparability of period-to-period results. Diluted earnings per common share and ROE excluding these items are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies. The tables below present the calculation of net earnings applicable to common shareholders, diluted earnings per common share and average common shareholders' equity excluding the impact of these items.

in millions, except per share amounts	Year Ended December 2010
Net earnings applicable to common shareholders	$7,713
Impact of the U.K. bank payroll tax	465
Pre-tax impact of the SEC settlement	550
Tax impact of the SEC settlement	(6)
Pre-tax impact of the NYSE DMM rights impairment	305
Tax impact of the NYSE DMM rights impairment	(118)
Net earnings applicable to common shareholders, excluding the impact of the U.K. bank payroll tax, the SEC settlement and the NYSE DMM rights impairment	8,909
Divided by: average diluted common shares outstanding	585.3
Diluted earnings per common share, excluding the impact of the U.K. bank payroll tax, the SEC settlement and the NYSE DMM rights impairment	$15.22

in millions	Average for the Year Ended December 2010
Total shareholders' equity	$74,257
Preferred stock	(6,957)
Common shareholders' equity	67,300
Impact of the U.K. bank payroll tax	359
Impact of the SEC settlement	293
Impact of the NYSE DMM rights impairment	14
Common shareholders' equity, excluding the impact of the U.K. bank payroll tax, the SEC settlement and the NYSE DMM rights impairment	$67,966

Net Revenues

2011 versus 2010. Net revenues were $28.81 billion for 2011, 26% lower than 2010, reflecting significantly lower net revenues in Investing & Lending and Institutional Client Services, as well as lower net revenues in Investment Banking. Net revenues in Investment Management were essentially unchanged compared with 2010.

2010 versus 2009. Net revenues were $39.16 billion for 2010, 13% lower than 2009, reflecting significantly lower net revenues in Institutional Client Services and slightly lower net revenues in Investment Banking. These decreases were partially offset by significantly higher net revenues in Investing & Lending and higher net revenues in Investment Management.

Net Interest Income

2011 versus 2010. Net interest income was $5.19 billion for 2011, 6% lower than 2010. The decrease compared with 2010 was primarily due to higher interest expense related to our long-term borrowings and higher dividend expense related to financial instruments sold, but not yet purchased, partially offset by an increase in interest income from higher yielding collateralized agreements.

2010 versus 2009. Net interest income was $5.50 billion for 2010, 26% lower than 2009. The decrease compared with 2009 was primarily due to lower average fixed income assets, most notably U.S. federal agency obligations, higher interest expense related to our long-term borrowings and tighter securities lending spreads.

Non-interest Revenues

Investment banking

Investment banking revenues reflected an operating environment generally characterized by significant declines in industry-wide underwriting and mergers and acquisitions activity levels during the second half of 2011. These declines reflected increased concerns regarding the weakened state of global economies, including heightened European sovereign debt risk, which contributed to a significant widening in credit spreads, a sharp increase in volatility levels and a significant decline in global equity markets during the second half of 2011. If these concerns continue or if equity markets decline further, resulting in lower levels of client activity, revenues in investment banking would likely continue to be negatively impacted.

2011 versus 2010. Investment banking revenues on the consolidated statement of earnings were $4.36 billion for 2011, 9% lower than 2010, primarily reflecting lower revenues in our underwriting business. Revenues in equity underwriting were significantly lower than 2010, principally due to a decline in industry-wide activity. Revenues in debt underwriting were essentially unchanged compared with 2010. Revenues in financial advisory decreased slightly compared with 2010.

2010 versus 2009. Investment banking revenues on the consolidated statement of earnings were $4.81 billion for 2010, 3% lower than 2009, reflecting lower revenues in our underwriting business, partially offset by higher revenues in financial advisory. The decline in underwriting reflected lower revenues in equity underwriting, principally due to a decline in client activity in comparison to 2009, which included significant capital-raising activity by financial institution clients. Revenues in debt underwriting were essentially unchanged compared with 2009. Revenues in financial advisory increased compared with 2009, primarily reflecting an increase in client activity.

Investment management

During the first half of 2011, investment management revenues reflected an operating environment generally characterized by improved asset prices and a shift in investor assets away from money markets in favor of asset classes with potentially higher risk and returns. However, during the second half of 2011, asset prices declined, particularly in equities, in part driven by increased uncertainty regarding the global economic outlook. Declining asset prices and economic uncertainty contributed to investors shifting assets away from asset classes with potentially higher risk and returns to asset classes with lower risk and returns. If asset prices continue to decline or investors continue to favor lower risk asset classes or withdraw their assets, investment management revenues would likely continue to be negatively impacted.

2011 versus 2010. Investment management revenues on the consolidated statement of earnings were $4.69 billion for 2011, essentially unchanged compared with 2010, primarily due to higher management and other fees, reflecting favorable changes in the mix of assets under management, offset by lower incentive fees.

2010 versus 2009. Investment management revenues on the consolidated statement of earnings were $4.67 billion for 2010, 10% higher than 2009, primarily reflecting higher incentive fees across our alternative investment products. Management and other fees also increased, reflecting favorable changes in the mix of assets under management, as well as the impact of appreciation in the value of client assets.

Commissions and fees

Broad market concerns and uncertainties that emerged during 2010, including concerns about European sovereign debt risk and the weakened state of global economies, heightened during 2011. These concerns and uncertainties resulted in an increase in average volatility levels and significantly lower equity prices in Europe and Asia, particularly during the third quarter of 2011. The macro challenges during the year resulted in volatile markets, which contributed to higher transaction volumes and fees. If these concerns and uncertainties continue, but were to result in lower transaction volumes, commissions and fees would likely be negatively impacted.

2011 versus 2010. Commissions and fees on the consolidated statement of earnings were $3.77 billion for 2011, 6% higher than 2010, reflecting higher transaction volumes, particularly during the third quarter of 2011.

2010 versus 2009. Commissions and fees on the consolidated statement of earnings were $3.57 billion for 2010, 7% lower than 2009, primarily reflecting lower client activity levels.

Market making

During 2011, market-making revenues were negatively impacted by increased concerns regarding the weakened state of global economies, including heightened European sovereign debt risk, and its impact on the European banking system and global financial institutions. These conditions also impacted expectations for economic prospects in the U.S. and were reflected in equity and debt markets more broadly. In addition, the downgrade in credit ratings of the U.S. government and federal agencies and many financial institutions during the second half of 2011 contributed to further uncertainty in the markets. These concerns, as well as other broad market concerns, such as uncertainty over financial regulatory reform, continued to have a negative impact on market-making revenues during 2011. If these concerns continue, and market-making conditions remain challenging, market-making revenues would likely continue to be negatively impacted.

2011 versus 2010. Market-making revenues on the consolidated statement of earnings were $9.29 billion for 2011, 32% lower than 2010. Although activity levels during 2011 were generally consistent with 2010 levels, and results were solid during the first quarter of 2011, the environment during the remainder of 2011 was characterized by broad market concerns and uncertainty, resulting in volatile markets and significantly wider credit spreads, which contributed to difficult market-making conditions and led to reductions in risk by us and our clients. As a result of these conditions, revenues across most of our major market-making activities were lower during 2011 compared with 2010.

2010 versus 2009. Market-making revenues on the consolidated statement of earnings were $13.68 billion for 2010, 38% lower than 2009. During 2010, market-making revenues were negatively impacted by lower client activity levels, which reflected broad market concerns including European sovereign debt risk and uncertainty over regulatory reform, as well as tighter bid/offer spreads. The decrease in revenues compared with a particularly strong 2009 primarily reflected lower results across most of our major market-making activities. These decreases were partially offset by higher revenues in mortgages, as 2009 included significant losses related to commercial mortgage loans.

Other principal transactions

During 2011, other principal transactions results reflected an operating environment characterized by a significant decline in equity markets in Europe and Asia, and unfavorable credit markets that were negatively impacted by increased concerns regarding the weakened state of global economies, including heightened European sovereign debt risk. If equity markets decline further and credit spreads widen further, other principal transactions revenues would likely continue to be negatively impacted.

2011 versus 2010. Other principal transactions revenues on the consolidated statements of earnings were $1.51 billion and $6.93 billion for 2011 and 2010, respectively. Results for 2011 included a loss from our investment in the ordinary shares of ICBC and net gains from other investments in equities, primarily in private equity positions, partially offset by losses from public equities. In addition, revenues in other principal transactions included net losses from debt securities and loans, primarily reflecting approximately $1 billion of unrealized losses related to relationship lending activities, including the effect of hedges, partially offset by net gains from other debt securities and loans. Results for 2011 also included revenues related to our consolidated entities held for investment purposes.

2010 versus 2009. Other principal transactions revenues on the consolidated statements of earnings were $6.93 billion and $2.62 billion for 2010 and 2009, respectively. During 2010, an increase in global equity markets and tighter credit spreads provided a favorable backdrop for other principal transactions revenues. Results for 2010 included a gain from our investment in the ordinary shares of ICBC, net gains from other investments in equities, net gains from debt securities and loans and revenues related to our consolidated entities held for investment purposes. Results for 2009 included a gain from our investment in the ordinary shares of ICBC, net gains from debt securities and loans, and revenues related to our consolidated entities held for investment purposes, partially offset by net losses from other investments in equities. During 2009, continued weakness in commercial real estate markets negatively impacted our results.

Operating Expenses

Our operating expenses are primarily influenced by compensation, headcount and levels of business activity. Compensation and benefits includes salaries, discretionary compensation, amortization of equity awards and other items such as benefits. Discretionary compensation is significantly impacted by, among other factors, the level of net revenues, prevailing labor markets, business mix, the structure of our share-based compensation programs and the external environment.

In the context of more difficult economic and financial conditions, the firm launched an initiative during the second quarter of 2011 to identify areas where we can operate more efficiently and reduce our operating expenses. We targeted approximately $1.4 billion in annual run rate compensation and non-compensation reductions and will continue to monitor our expense run rate closely and make further adjustments as needed.

The table below presents our operating expenses and total staff.

$ in millions	Year Ended December 2011	2010	2009
Compensation and benefits	**$12,223**	$15,376	$16,193
U.K. bank payroll tax	**—**	465	—
Brokerage, clearing, exchange and distribution fees	**2,463**	2,281	2,298
Market development	**640**	530	342
Communications and technology	**828**	758	709
Depreciation and amortization	**1,865**	1,889	1,734
Occupancy	**1,030**	1,086	950
Professional fees	**992**	927	678
Insurance reserves [1]	**529**	398	334
Other expenses	**2,072**	2,559	2,106
Total non-compensation expenses	**10,419**	10,428	9,151
Total operating expenses	**$22,642**	$26,269	$25,344
Total staff at period-end [2]	**33,300**	35,700	32,500
Total staff at period-end including consolidated entities held for investment purposes [3]	**34,700**	38,700	36,200

1. Revenues related to our insurance activities are included in "Market making" on the consolidated statements of earnings.
2. Includes employees, consultants and temporary staff.
3. Compensation and benefits and non-compensation expenses related to consolidated entities held for investment purposes are included in their respective line items in the consolidated statements of earnings. Consolidated entities held for investment purposes are entities that are held strictly for capital appreciation, have a defined exit strategy and are engaged in activities that are not closely related to our principal businesses.

2011 versus 2010. Operating expenses were $22.64 billion for 2011, 14% lower than 2010. Compensation and benefits expenses were $12.22 billion for 2011, a 21% decline compared with $15.38 billion for 2010. The ratio of compensation to net revenues for 2011 was 42.4%, compared with 39.3% [1] (which excludes the impact of the U.K. bank payroll tax) for 2010. Operating expenses for 2010 included $465 million related to the U.K. bank payroll tax. Total staff decreased 7% during 2011. Total staff including consolidated entities held for investment purposes decreased 10% during 2011.

1. We believe that presenting our ratio of compensation and benefits to net revenues excluding the impact of the $465 million U.K. bank payroll tax is meaningful, as excluding it increases the comparability of period-to-period results. The ratio of compensation and benefits to net revenues excluding the impact of this item is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies. The table below presents the calculation of the ratio of compensation and benefits to net revenues including and excluding the impact of this item.

$ in millions	Year Ended December 2010
Compensation and benefits (which excludes the impact of the $465 million U.K. bank payroll tax)	$15,376
Ratio of compensation and benefits to net revenues	39.3%
Compensation and benefits, including the impact of the $465 million U.K. bank payroll tax	$15,841
Ratio of compensation and benefits to net revenues, including the impact of the $465 million U.K. bank payroll tax	40.5%

Non-compensation expenses were $10.42 billion for 2011, essentially unchanged compared with 2010. Non-compensation expenses for 2011 included higher brokerage, clearing, exchange and distribution fees, increased reserves related to our insurance business and higher market development expenses compared with 2010. These increases were offset by lower other expenses during 2011. The decrease in other expenses primarily reflected lower net provisions for litigation and regulatory proceedings (2010 included $550 million related to a settlement with the SEC). In addition, non-compensation expenses during 2011 included impairment charges of approximately $440 million, primarily related to consolidated investments and Litton Loan Servicing LP. Charitable contributions were $163 million during 2011, primarily including $78 million to Goldman Sachs Gives, our donor-advised fund, and $25 million to The Goldman Sachs Foundation. Compensation was reduced to fund the charitable contribution to Goldman Sachs Gives. The $78 million contribution is in addition to prior year contributions made to Goldman Sachs Gives. The firm asks its participating managing directors to make recommendations regarding potential charitable recipients for this contribution.

2010 versus 2009. Operating expenses were $26.27 billion for 2010, 4% higher than 2009. Compensation and benefits expenses were $15.38 billion for 2010, a 5% decline compared with $16.19 billion for 2009, due to lower net revenues. The ratio of compensation and benefits to net revenues for 2010 was 39.3% (which excludes the impact of the $465 million U.K. bank payroll tax), compared with 35.8% for 2009. Total staff increased 10% during 2010. Total staff including consolidated entities held for investment purposes increased 7% during 2010.

During 2010, the United Kingdom enacted legislation that imposed a non-deductible 50% tax on certain financial institutions in respect of discretionary bonuses in excess of £25,000 awarded under arrangements made between December 9, 2009 and April 5, 2010 to "relevant banking employees." Our operating expenses for 2010 included $465 million related to this tax.

Non-compensation expenses were $10.43 billion for 2010, 14% higher than 2009. This increase was primarily attributable to the impact of net provisions for litigation and regulatory proceedings of $682 million (including $550 million related to a settlement with the SEC), and an impairment of our NYSE DMM rights of $305 million, each during 2010. The remainder of the increase compared with 2009 generally reflected higher professional fees, market development expenses and occupancy expenses. These increases were partially offset by the impact of significantly higher real estate impairment charges during 2009 related to our consolidated entities held for investment purposes, as well as higher charitable contributions during 2009. The real estate impairment charges, which were measured based on discounted cash flow analyses, are included in our Investing & Lending segment and reflected weakness in the commercial real estate markets. Charitable contributions were approximately $420 million during 2010, primarily including $25 million to The Goldman Sachs Foundation and $320 million to Goldman Sachs Gives, our donor-advised fund. Compensation was reduced to fund the charitable contribution to Goldman Sachs Gives.

Provision for Taxes

The effective income tax rate for 2011 was 28.0%, down from 35.2% for 2010. Excluding the impact of the $465 million U.K. bank payroll tax and the $550 million SEC settlement, substantially all of which was non-deductible, the effective income tax rate for 2010 was 32.7% [1]. The decrease from 32.7% to 28.0% was primarily due to an increase in permanent benefits as a percentage of earnings and the earnings mix.

The effective income tax rate for 2010 of 32.7% [1] was essentially unchanged from the effective income tax rate for 2009 of 32.5%.

In December 2010, the rules related to the deferral of U.S. tax on certain non-repatriated active financing income were extended retroactively to January 1, 2010 through December 31, 2011. If these rules are not extended, the expiration may materially increase our effective income tax rate beginning in 2013.

1. We believe that presenting our effective income tax rate for 2010 excluding the impact of the U.K. bank payroll tax and the SEC settlement, substantially all of which was non-deductible, is meaningful as excluding these items increases the comparability of period-to-period results. The effective income tax rate excluding the impact of these items is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies. The table below presents the calculation of the effective income tax rate excluding the impact of these amounts.

	Year Ended December 2010		
$ in millions	Pre-tax earnings	Provision for taxes	Effective income tax rate
As reported	$12,892	$4,538	35.2%
Add back:			
Impact of the U.K. bank payroll tax	465	—	
Impact of the SEC settlement	550	6	
As adjusted	$13,907	$4,544	32.7%

Segment Operating Results

The table below presents the net revenues, operating expenses and pre-tax earnings of our segments.

in millions		Year Ended December 2011	2010	2009
Investment Banking	Net revenues	$ 4,355	$ 4,810	$ 4,984
	Operating expenses	2,962	3,511	3,482
	Pre-tax earnings	$ 1,393	$ 1,299	$ 1,502
Institutional Client Services	Net revenues	$17,280	$21,796	$32,719
	Operating expenses	12,697	14,291	13,691
	Pre-tax earnings	$ 4,583	$ 7,505	$19,028
Investing & Lending	Net revenues	$ 2,142	$ 7,541	$ 2,863
	Operating expenses	2,673	3,361	3,523
	Pre-tax earnings/(loss)	$ (531)	$ 4,180	$ (660)
Investment Management	Net revenues	$ 5,034	$ 5,014	$ 4,607
	Operating expenses	4,018	4,051	3,673
	Pre-tax earnings	$ 1,016	$ 963	$ 934
Total	**Net revenues**	$28,811	$39,161	$45,173
	Operating expenses	22,642	26,269	25,344
	Pre-tax earnings	$ 6,169	$12,892	$19,829

Operating expenses in the table above include the following expenses that have not been allocated to our segments:

- net provisions for a number of litigation and regulatory proceedings of $175 million, $682 million and $104 million for the years ended December 2011, December 2010 and December 2009, respectively;
- charitable contributions of $103 million, $345 million and $810 million for the years ended December 2011, December 2010 and December 2009, respectively; and
- real estate-related exit costs of $14 million, $28 million and $61 million for the years ended December 2011, December 2010 and December 2009, respectively.

Net revenues in our segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. See Note 25 to the consolidated financial statements for further information about our business segments.

The cost drivers of Goldman Sachs taken as a whole — compensation, headcount and levels of business activity — are broadly similar in each of our business segments. Compensation and benefits expenses within our segments reflect, among other factors, the overall performance of Goldman Sachs as well as the performance of individual businesses. Consequently, pre-tax margins in one segment of our business may be significantly affected by the performance of our other business segments. A discussion of segment operating results follows.

Investment Banking

Our Investment Banking segment is comprised of:

Financial Advisory. Includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and derivative transactions directly related to these client advisory assignments.

Underwriting. Includes public offerings and private placements of a wide range of securities, loans and other financial instruments, and derivative transactions directly related to these client underwriting activities.

The table below presents the operating results of our Investment Banking segment.

	Year Ended December		
in millions	**2011**	2010	2009
Financial Advisory	**$1,987**	$2,062	$1,897
Equity underwriting	**1,085**	1,462	1,797
Debt underwriting	**1,283**	1,286	1,290
Total Underwriting	**2,368**	2,748	3,087
Total net revenues	**4,355**	4,810	4,984
Operating expenses	**2,962**	3,511	3,482
Pre-tax earnings	**$1,393**	$1,299	$1,502

The table below presents our financial advisory and underwriting transaction volumes. [1]

	Year Ended December		
in billions	**2011**	2010	2009
Announced mergers and acquisitions	**$638**	$494	$543
Completed mergers and acquisitions	**635**	436	593
Equity and equity-related offerings [2]	**55**	67	84
Debt offerings [3]	**203**	234	256

1. Source: Thomson Reuters. Announced and completed mergers and acquisitions volumes are based on full credit to each of the advisors in a transaction. Equity and equity-related offerings and debt offerings are based on full credit for single book managers and equal credit for joint book managers. Transaction volumes may not be indicative of net revenues in a given period. In addition, transaction volumes for prior periods may vary from amounts previously reported due to the subsequent withdrawal or a change in the value of a transaction.

2. Includes Rule 144A and public common stock offerings, convertible offerings and rights offerings.

3. Includes non-convertible preferred stock, mortgage-backed securities, asset-backed securities and taxable municipal debt. Includes publicly registered and Rule 144A issues. Excludes leveraged loans.

2011 versus 2010. Net revenues in Investment Banking were $4.36 billion for 2011, 9% lower than 2010.

Net revenues in Financial Advisory were $1.99 billion, 4% lower than 2010. Net revenues in our Underwriting business were $2.37 billion, 14% lower than 2010, reflecting significantly lower net revenues in equity underwriting, principally due to a decline in industry-wide activity. Net revenues in debt underwriting were essentially unchanged compared with 2010.

Investment Banking operated in an environment generally characterized by significant declines in industry-wide underwriting and mergers and acquisitions activity levels during the second half of 2011. These declines reflected increased concerns regarding the weakened state of global economies, including heightened European sovereign debt risk, which contributed to a significant widening in credit spreads, a sharp increase in volatility levels and a significant decline in global equity markets during the second half of 2011. If these concerns continue or if equity markets decline further, resulting in lower levels of client activity, net revenues in Investment Banking would likely continue to be negatively impacted.

Our investment banking transaction backlog increased compared with the end of 2010. The increase compared with the end of 2010 was due to an increase in potential equity underwriting transactions, primarily reflecting an increase in client mandates to underwrite initial public offerings. Estimated net revenues from potential debt underwriting transactions decreased slightly compared with the end of 2010. Estimated net revenues from potential advisory transactions were essentially unchanged compared with the end of 2010.

Our investment banking transaction backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not. We believe changes in our investment banking transaction backlog may be a useful indicator of client activity levels which, over the long term, impact our net revenues. However, the timeframe for completion and corresponding revenue recognition of transactions in our backlog varies based on the nature of the assignment, as certain transactions may remain in our backlog for longer periods of time and others may enter and leave within the same reporting period. In addition, our transaction backlog is subject to certain limitations, such as assumptions about the likelihood that individual client transactions will occur in the future. Transactions may be cancelled or modified, and transactions not included in the estimate may also occur.

Operating expenses were $2.96 billion for 2011, 16% lower than 2010, due to decreased compensation and benefits expenses, primarily resulting from lower net revenues. Pre-tax earnings were $1.39 billion in 2011, 7% higher than 2010.

2010 versus 2009. Net revenues in Investment Banking were $4.81 billion for 2010, 3% lower than 2009.

Net revenues in Financial Advisory were $2.06 billion, 9% higher than 2009, primarily reflecting an increase in client activity. Net revenues in our Underwriting business were $2.75 billion, 11% lower than 2009, reflecting lower net revenues in equity underwriting, principally due to a decline in client activity in comparison to 2009, which included significant capital-raising activity by financial institution clients. Net revenues in debt underwriting were essentially unchanged compared with 2009.

During 2010, Investment Banking operated in an environment generally characterized by a continuation of low levels of industry-wide mergers and acquisitions activity, reflecting heightened uncertainty regarding the global economic outlook. Although certain additional unfavorable market conditions emerged in the first half of 2010, including lower equity prices and wider corporate credit spreads, interest rates remained low throughout the year and underwriting activity improved during the second half of the year as global equity prices recovered and corporate credit spreads narrowed.

Our investment banking transaction backlog decreased compared with the end of 2009. The decrease compared with the end of 2009 reflected a decline in estimated net revenues from potential debt and equity underwriting transactions, primarily related to client mandates to underwrite leveraged finance transactions and common stock offerings. This decrease was partially offset by an increase in estimated net revenues from potential advisory transactions.

Operating expenses were $3.51 billion for 2010, essentially unchanged from 2009. Pre-tax earnings were $1.30 billion in 2010, 14% lower than 2009.

Institutional Client Services

Our Institutional Client Services segment is comprised of:

Fixed Income, Currency and Commodities Client Execution. Includes client execution activities related to making markets in interest rate products, credit products, mortgages, currencies and commodities.

We generate market-making revenues in these activities, in three ways:

- In large, highly liquid markets (such as markets for U.S. Treasury bills, large capitalization S&P 500 stocks or certain mortgage pass-through certificates), we execute a high volume of transactions for our clients for modest spreads and fees.
- In less liquid markets (such as mid-cap corporate bonds, growth market currencies and certain non-agency mortgage-backed securities), we execute transactions for our clients for spreads and fees that are generally somewhat larger.
- We also structure and execute transactions involving customized or tailor-made products that address our clients' risk exposures, investment objectives or other complex needs (such as a jet fuel hedge for an airline).

Given the focus on the mortgage market, our mortgage activities are further described below.

Our activities in mortgages include commercial mortgage-related securities, loans and derivatives, residential mortgage-related securities, loans and derivatives (including U.S. government agency-issued collateralized mortgage obligations, other prime, subprime and Alt-A securities and loans), and other asset-backed securities, loans and derivatives.

We buy, hold and sell long and short mortgage positions, primarily for market making for our clients. Our inventory therefore changes based on client demands and is generally held for short-term periods.

See Notes 18 and 27 to the consolidated financial statements for information about exposure to mortgage repurchase requests, mortgage rescissions and mortgage-related litigation.

Equities. Includes client execution activities related to making markets in equity products, as well as commissions and fees from executing and clearing institutional client transactions on major stock, options and futures exchanges worldwide. Equities also includes our securities services business, which provides financing, securities lending and other prime brokerage services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and generates revenues primarily in the form of interest rate spreads or fees, and revenues related to our insurance activities.

The table below presents the operating results of our Institutional Client Services segment.

	Year Ended December		
in millions	**2011**	2010	2009
Fixed Income, Currency and Commodities Client Execution	**$ 9,018**	$13,707	$21,883
Equities client execution	**3,031**	3,231	5,237
Commissions and fees	**3,633**	3,426	3,680
Securities services	**1,598**	1,432	1,919
Total Equities	**8,262**	8,089	10,836
Total net revenues	**17,280**	21,796	32,719
Operating expenses	**12,697**	14,291	13,691
Pre-tax earnings	**$ 4,583**	$ 7,505	$19,028

2011 versus 2010. Net revenues in Institutional Client Services were $17.28 billion for 2011, 21% lower than 2010.

Net revenues in Fixed Income, Currency and Commodities Client Execution were $9.02 billion for 2011, 34% lower than 2010. Although activity levels during 2011 were generally consistent with 2010 levels, and results were solid during the first quarter of 2011, the environment during the remainder of 2011 was characterized by broad market concerns and uncertainty, resulting in volatile markets and significantly wider credit spreads, which contributed to difficult market-making conditions and led to reductions in risk by us and our clients. As a result of these conditions, net revenues across the franchise were lower, including significant declines in mortgages and credit products, compared with 2010.

Net revenues in Equities were $8.26 billion for 2011, 2% higher than 2010. During 2011, average volatility levels increased and equity prices in Europe and Asia declined significantly, particularly during the third quarter. The increase in net revenues reflected higher commissions and fees, primarily due to higher transaction volumes, particularly during the third quarter of 2011. In addition, net revenues in securities services increased compared with 2010, reflecting the impact of higher average customer balances. Equities client execution net revenues were lower than 2010, primarily reflecting significantly lower net revenues in shares.

The net gain attributable to the impact of changes in our own credit spreads on borrowings for which the fair value option was elected was $596 million and $198 million for 2011 and 2010, respectively.

Institutional Client Services operated in an environment generally characterized by increased concerns regarding the weakened state of global economies, including heightened European sovereign debt risk, and its impact on the European banking system and global financial institutions. These conditions also impacted expectations for economic prospects in the U.S. and were reflected in equity and debt markets more broadly. In addition, the downgrade in credit ratings of the U.S. government and federal agencies and many financial institutions during the second half of 2011 contributed to further uncertainty in the markets. These concerns, as well as other broad market concerns, such as uncertainty over financial regulatory reform, continued to have a negative impact on our net revenues during 2011. If these concerns continue, and market-making conditions remain challenging, net revenues in Fixed Income, Currency and Commodities Client Execution and Equities would likely continue to be negatively impacted.

Operating expenses were $12.70 billion for 2011, 11% lower than 2010, due to decreased compensation and benefits expenses, primarily resulting from lower net revenues, the impact of the U.K. bank payroll tax during 2010, as well as an impairment of our NYSE DMM rights of $305 million during 2010. These decreases were partially offset by higher brokerage, clearing, exchange and distribution fees, principally reflecting higher transaction volumes in Equities. Pre-tax earnings were $4.58 billion in 2011, 39% lower than 2010.

2010 versus 2009. Net revenues in Institutional Client Services were $21.80 billion for 2010, 33% lower than 2009.

Net revenues in Fixed Income, Currency and Commodities Client Execution were $13.71 billion for 2010, 37% lower than a particularly strong 2009. During 2010, Fixed Income, Currency and Commodities Client Execution operated in a challenging environment characterized by lower client activity levels, which reflected broad market concerns including European sovereign debt risk and uncertainty over regulatory reform, as well as tighter bid/offer spreads. The decrease in net revenues compared with 2009 primarily reflected significantly lower results in interest rate products, credit products, commodities and, to a lesser extent, currencies. These decreases were partially offset by higher net revenues in mortgages, as 2009 included approximately $1 billion of losses related to commercial mortgage loans.

Net revenues in Equities were $8.09 billion for 2010, 25% lower than 2009, primarily reflecting significantly lower net revenues in equities client execution, principally due to significantly lower results in derivatives and shares. Commissions and fees were also lower than 2009, primarily reflecting lower client activity levels. In addition, securities services net revenues were significantly lower compared with 2009, primarily reflecting tighter securities lending spreads, principally due to the impact of changes in the composition of customer balances, partially offset by the impact of higher average customer balances. During 2010, although equity markets were volatile during the first half of the year, equity prices generally improved and volatility levels declined in the second half of the year.

The net gain/(loss) attributable to the impact of changes in our own credit spreads on borrowings for which the fair value option was elected was $198 million and $(1.10) billion for 2010 and 2009, respectively.

Results in Institutional Client Services for 2010 were negatively impacted by a general decrease in client activity levels from very strong levels seen in 2009. Certain unfavorable conditions emerged during the second quarter of 2010 that made the environment more challenging for our businesses, resulting in lower client activity levels. These conditions included broad market concerns, such as European sovereign debt risk and uncertainty regarding financial regulatory reform, sharply higher equity volatility levels, lower global equity prices and wider corporate credit spreads. During the second half of 2010, some of these conditions reversed as equity volatility levels decreased, global equity prices recovered, corporate credit spreads narrowed and commercial real estate asset prices began to improve. However, lower client activity levels, reflecting broad market concerns, including European sovereign debt risk and uncertainty over regulatory reform, continued to negatively impact our results. In addition, bid/offer spreads remained tight relative to 2009, as financial markets continued to stabilize, the availability of funding improved and volatility levels in both corporate credit spreads and commodity prices declined.

Operating expenses were $14.29 billion for 2010, 4% higher than 2009, due to the impact of the U.K. bank payroll tax, as well as an impairment of our NYSE DMM rights of $305 million. These increases were partially offset by lower compensation and benefits expenses, resulting from lower levels of discretionary compensation. Pre-tax earnings were $7.51 billion in 2010, 61% lower than 2009.

Investing & Lending

Investing & Lending includes our investing activities and the origination of loans to provide financing to clients. These investments and loans are typically longer-term in nature. We make investments, directly and indirectly through funds that we manage, in debt securities, loans, public and private equity securities, real estate, consolidated investment entities and power generation facilities.

The table below presents the operating results of our Investing & Lending segment.

	Year Ended December		
in millions	**2011**	2010	2009
ICBC	**$ (517)**	$ 747	$1,582
Equity securities (excluding ICBC)	**1,120**	2,692	(596)
Debt securities and loans	**96**	2,597	1,045
Other [1]	**1,443**	1,505	832
Total net revenues	**2,142**	7,541	2,863
Operating expenses	**2,673**	3,361	3,523
Pre-tax earnings/(loss)	**$ (531)**	$4,180	$ (660)

1. Primarily includes net revenues related to our consolidated entities held for investment purposes.

2011 versus 2010. Net revenues in Investing & Lending were $2.14 billion and $7.54 billion for 2011 and 2010, respectively. During 2011, Investing & Lending results reflected an operating environment characterized by a significant decline in equity markets in Europe and Asia, and unfavorable credit markets that were negatively impacted by increased concerns regarding the weakened state of global economies, including heightened European sovereign debt risk. Results for 2011 included a loss of $517 million from our investment in the ordinary shares of ICBC and net gains of $1.12 billion from other investments in equities, primarily in private equity positions, partially offset by losses from public equities. In addition, Investing & Lending included net revenues of $96 million from debt securities and loans. This amount includes approximately $1 billion of unrealized losses related to relationship lending activities, including the effect of hedges, offset by net interest income and net gains from other debt securities and loans. Results for 2011 also included other net revenues of $1.44 billion, principally related to our consolidated entities held for investment purposes. If equity markets decline further and credit spreads widen further, net revenues in Investing & Lending would likely continue to be negatively impacted.

Operating expenses were $2.67 billion for 2011, 20% lower than 2010, due to decreased compensation and benefits expenses, primarily resulting from lower net revenues. This decrease was partially offset by the impact of impairment charges related to consolidated investments during 2011. Pre-tax loss was $531 million in 2011, compared with pre-tax earnings of $4.18 billion in 2010.

2010 versus 2009. Net revenues in Investing & Lending were $7.54 billion and $2.86 billion for 2010 and 2009, respectively. Results for 2010 included a gain of $747 million from our investment in the ordinary shares of ICBC, a net gain of $2.69 billion from other investments in equities, a net gain of $2.60 billion from debt securities and loans and other net revenues of $1.51 billion, principally related to our consolidated entities held for investment purposes. The net gain from other investments in equities was primarily driven by an increase in global equity markets, which resulted in appreciation of both our public and private equity positions and provided favorable conditions for initial public offerings. The net gains and net interest from debt securities and loans primarily reflected the impact of tighter credit spreads and favorable credit markets during the year, which provided favorable conditions for borrowers to refinance.

Results for 2009 included a gain of $1.58 billion from our investment in the ordinary shares of ICBC, a net gain of $1.05 billion from debt securities and loans, and other net revenues of $832 million, principally related to our consolidated entities held for investment purposes, partially offset by a net loss of $596 million from other investments in equities. During 2009, continued weakness in commercial real estate markets negatively impacted our results.

Operating expenses were $3.36 billion for 2010, 5% lower than 2009, due to the impact of significantly higher real estate impairment charges during 2009 related to consolidated entities held for investment purposes, as well as decreased compensation and benefits expenses, resulting from lower levels of discretionary compensation. Pre-tax earnings were $4.18 billion in 2010, compared with a pre-tax loss of $660 million for 2009.

Investment Management

Investment Management provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. Investment Management also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Assets under management typically generate fees as a percentage of net asset value, which vary by asset class and are affected by investment performance as well as asset inflows and redemptions. In certain circumstances, we are also entitled to receive incentive fees based on a percentage of a fund's return or when the return exceeds a specified benchmark or other performance targets. Incentive fees are recognized when all material contingencies are resolved.

The table below presents the operating results of our Investment Management segment.

	Year Ended December		
in millions	**2011**	2010	2009
Management and other fees	**$4,188**	$3,956	$3,860
Incentive fees	**323**	527	180
Transaction revenues	**523**	531	567
Total net revenues	**5,034**	5,014	4,607
Operating expenses	**4,018**	4,051	3,673
Pre-tax earnings	**$1,016**	$ 963	$ 934

Assets under management include only client assets where we earn a fee for managing assets on a discretionary basis. This includes net assets in our mutual funds, hedge funds and private equity funds (including real estate funds), and separately managed accounts for institutional and individual investors. Assets under management do not include the self-directed assets of our clients, including brokerage accounts, or interest-bearing deposits held through our bank depository institution subsidiaries.

The tables below present our assets under management by asset class and a summary of the changes in our assets under management.

	As of December 31,		
in billions	**2011**	2010	2009
Alternative investments [1]	**$142**	$148	$146
Equity	**126**	144	146
Fixed income	**340**	340	315
Total non-money market assets	**608**	632	607
Money markets	**220**	208	264
Total assets under management	**$828**	$840	$871

1. Primarily includes hedge funds, private equity, real estate, currencies, commodities and asset allocation strategies.

	Year Ended December 31,		
in billions	**2011**	2010	2009
Balance, beginning of year	**$840**	$871	$798
Net inflows/(outflows)			
Alternative investments	**(5)**	(1)	(5)
Equity	**(9)**	(21)	(2)
Fixed income	**(15)**	7	26
Total non-money market net inflows/(outflows)	**(29)**	(15)	19
Money markets	**12**	(56)	(22)
Total net inflows/(outflows)	**(17)** [1]	(71)	(3)
Net market appreciation/(depreciation)	**5**	40	76
Balance, end of year	**$828**	$840	$871

1. Includes $6 billion of asset inflows in connection with our acquisitions of Goldman Sachs Australia Pty Ltd (GS Australia), formerly Goldman Sachs & Partners Australia Group Holdings Pty Ltd, and Benchmark Asset Management Company Private Limited.

2011 versus 2010. Net revenues in Investment Management were $5.03 billion for 2011, essentially unchanged compared with 2010, primarily due to higher management and other fees, reflecting favorable changes in the mix of assets under management, offset by lower incentive fees. During the year, assets under management decreased $12 billion to $828 billion, reflecting net outflows of $17 billion, partially offset by net market appreciation of $5 billion. Net outflows primarily reflected outflows in fixed income and equity assets, partially offset by inflows in money market assets.

During the first half of 2011, Investment Management operated in an environment generally characterized by improved asset prices and a shift in investor assets away from money markets in favor of asset classes with potentially higher risk and returns. However, during the second half of 2011, asset prices declined, particularly in equities, in part driven by increased uncertainty regarding the global economic outlook. Declining asset prices and economic uncertainty contributed to investors shifting assets away from asset classes with potentially higher risk and returns to asset classes with lower risk and returns. If asset prices continue to decline or investors continue to favor lower risk asset classes or withdraw their assets, net revenues in Investment Management would likely continue to be negatively impacted.

Operating expenses were $4.02 billion for 2011, essentially unchanged compared with 2010. Pre-tax earnings were $1.02 billion in 2011, 6% higher than 2010.

2010 versus 2009. Net revenues in Investment Management were $5.01 billion for 2010, 9% higher than 2009, primarily reflecting higher incentive fees across our alternative investment products. Management and other fees also increased, reflecting favorable changes in the mix of assets under management, as well as the impact of appreciation in the value of client assets. During 2010, assets under management decreased 4% to $840 billion, primarily reflecting outflows in money market assets, consistent with industry trends.

During 2010, Investment Management operated in an environment generally characterized by a continuation of industry trends that emerged during 2009, as financial markets began to stabilize, asset prices improved and investors began to shift assets away from money markets in favor of asset classes with potentially higher risk and returns. This trend resulted in favorable changes in the mix of assets under management, as well as appreciation in the value of client assets.

Operating expenses were $4.05 billion for 2010, 10% higher than 2009, primarily reflecting increased staff levels and the impact of growth initiatives. Pre-tax earnings were $963 million in 2010, 3% higher than 2009.

Geographic Data

See Note 25 to the consolidated financial statements for a summary of our total net revenues, pre-tax earnings and net earnings by geographic region.

Regulatory Developments

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), enacted in July 2010, significantly altered the financial regulatory regime within which we operate. The implications of the Dodd-Frank Act for our businesses will depend to a large extent on the rules that will be adopted by the Board of Governors of the Federal Reserve System (Federal Reserve Board), the Federal Deposit Insurance Corporation (FDIC), the SEC, the U.S. Commodity Futures Trading Commission (CFTC) and other agencies to implement the legislation, as well as the development of market practices and structures under the regime established by the legislation and the implementing rules. Similar reforms are being considered by other regulators and policy makers worldwide and these reforms may affect our businesses. We expect that the principal areas of impact from regulatory reform for us will be:

- the Dodd-Frank prohibition on "proprietary trading" and the limitation on the sponsorship of, and investment in, hedge funds and private equity funds by banking entities, including bank holding companies, referred to as the "Volcker Rule";
- increased regulation of and restrictions on over-the-counter (OTC) derivatives markets and transactions; and
- increased regulatory capital requirements.

In October 2011, the proposed rules to implement the Volcker Rule were issued and included an extensive request for comments on the proposal. The proposed rules are highly complex and many aspects of the Volcker Rule remain unclear. The full impact of the rule will depend upon the detailed scope of the prohibitions, permitted activities, exceptions and exclusions, and the full impact on the firm will not be known with certainty until the rules are finalized.

While many aspects of the Volcker Rule remain unclear, we evaluated the prohibition on "proprietary trading" and determined that businesses that engage in "bright line" proprietary trading are most likely to be prohibited. In 2011 and 2010, we liquidated substantially all of our Principal Strategies and global macro proprietary trading positions.

In addition, we evaluated the limitations on sponsorship of, and investments in, hedge funds and private equity funds. The firm earns management fees and incentive fees for investment management services from private equity and hedge funds, which are included in our Investment Management segment. The firm also makes investments in funds and the gains and losses from such investments are included in our Investing & Lending segment; these gains and losses will be impacted by the Volcker Rule. The Volcker Rule limitation on investments in hedge funds and private equity funds requires the firm to reduce its investment in each private equity and hedge fund to 3% or less of net asset value, and to reduce the firm's aggregate investment in all such funds to 3% or less of the firm's Tier 1 capital. Over the period from 1999 through 2011, the firm's aggregate net revenues from its investments in hedge funds and private equity funds were not material to the firm's aggregate total net revenues over the same period. We continue to manage our existing private equity funds taking into account the transition periods under the Volcker Rule. With respect to our hedge funds, we currently plan to comply with the Volcker Rule by redeeming certain of our interests in the funds. We currently expect to redeem up to approximately 10% of certain hedge funds' total redeemable units per quarter over ten consecutive quarters, beginning March 2012 and ending June 2014. In addition, we have limited the firm's initial investment to 3% for certain new funds.

As required by the Dodd-Frank Act, the Federal Reserve Board and FDIC have jointly issued a rule requiring each bank holding company with over $50 billion in assets and each designated systemically important financial institution to provide to regulators an annual plan for its rapid and orderly resolution in the event of material financial distress or failure (resolution plan). Our resolution plan must, among other things, ensure that Goldman Sachs Bank USA (GS Bank USA) is adequately protected from risks arising from our other entities. The regulators' joint rule sets specific standards for the resolution plans, including requiring a detailed resolution strategy and analyses of the company's material entities, organizational structure, interconnections and interdependencies, and management information systems, among other elements. We have commenced work on our first resolution plan, which we must submit to the regulators by July 1, 2012. GS Bank USA is also required by the FDIC to submit a plan for its rapid and orderly resolution in the event of material financial distress or failure by July 1, 2012.

In September 2011, the SEC proposed rules to implement the Dodd-Frank Act's prohibition against securitization participants' engaging in any transaction that would involve or result in any material conflict of interest with an investor in a securitization transaction. The proposed rules would except bona fide market-making activities and risk-mitigating hedging activities in connection with securitization activities from the general prohibition.

In December 2011, the Federal Reserve Board proposed regulations designed to strengthen the regulation and supervision of large bank holding companies and systemically important nonbank financial firms. These proposals address risk-based capital and leverage requirements, liquidity requirements, stress tests, single counterparty limits and early remediation requirements that are designed to address financial weakness at an early stage. Although many of the proposals mirror initiatives to which bank holding companies are already subject, their full impact on the firm will not be known with certainty until the rules are finalized.

In addition, the U.S. federal bank regulatory agencies issued revised proposals to modify their market risk regulatory capital requirements for banking organizations in the United States that have significant trading activities. The modifications are designed to address the adjustments to the market risk framework that were announced by the Basel Committee in June 2010 (Basel 2.5), as well as the prohibition on the use of credit ratings, as required by the Dodd-Frank Act. We expect the federal banking agencies to propose further modifications to their capital adequacy regulations to address both Basel 3 and other aspects of the Dodd-Frank Act, including requirements for global systemically important banks. Once implemented, it is likely that these changes will result in increased capital requirements, although their full impact will not be known until the U.S. federal bank regulatory agencies publish their final rules.

The Dodd-Frank Act also establishes a Bureau of Consumer Financial Protection having broad authority to regulate providers of credit, payment and other consumer financial products and services, and this Bureau has oversight over certain of our products and services.

See "Business—Regulation" in Part I, Item 1 of our Annual Report on Form 10-K for more information.

Balance Sheet and Funding Sources

Balance Sheet Management

One of our most important risk management disciplines is our ability to manage the size and composition of our balance sheet. While our asset base changes due to client activity, market fluctuations and business opportunities, the size and composition of our balance sheet reflect (i) our overall risk tolerance, (ii) our ability to access stable funding sources and (iii) the amount of equity capital we hold.

Although our balance sheet fluctuates on a day-to-day basis, our total assets and adjusted assets at quarterly and year-end dates are generally not materially different from those occurring within our reporting periods.

In order to ensure appropriate risk management, we seek to maintain a liquid balance sheet and have processes in place to dynamically manage our assets and liabilities which include:

- quarterly planning;
- business-specific limits;
- monitoring of key metrics; and
- scenario analyses.

Quarterly Planning. We prepare a quarterly balance sheet plan that combines our projected total assets and composition of assets with our expected funding sources and capital levels for the upcoming quarter. The objectives of this quarterly planning process are:

- to develop our near-term balance sheet projections, taking into account the general state of the financial markets and expected client-driven and firm-driven activity levels;
- to ensure that our projected assets are supported by an adequate amount and tenor of funding and that our projected capital and liquidity metrics are within management guidelines; and
- to allow business risk managers and managers from our independent control and support functions to objectively evaluate balance sheet limit requests from business managers in the context of the firm's overall balance sheet constraints. These constraints include the firm's liability profile and equity capital levels, maturities and plans for new debt and equity issuances, share repurchases, deposit trends and secured funding transactions.

To prepare our quarterly balance sheet plan, business risk managers and managers from our independent control and support functions meet with business managers to review current and prior period metrics and discuss expectations for the upcoming quarter. The specific metrics reviewed include asset and liability size and composition, aged inventory, limit utilization, risk and performance measures, and capital usage.

Our consolidated quarterly plan, including our balance sheet plans by business, funding and capital projections, and projected capital and liquidity metrics, is reviewed by the Finance Committee. See "Overview and Structure of Risk Management."

Business-Specific Limits. The Finance Committee sets asset and liability limits for each business and aged inventory limits for certain financial instruments as a disincentive to hold inventory over longer periods of time. These limits are set at levels which are close to actual operating levels in order to ensure prompt escalation and discussion among business managers and managers in our independent control and support functions on a routine basis. The Finance Committee reviews and approves balance sheet limits on a quarterly basis and may also approve changes in limits on an ad hoc basis in response to changing business needs or market conditions.

Monitoring of Key Metrics. We monitor key balance sheet metrics daily both by business and on a consolidated basis, including asset and liability size and composition, aged inventory, limit utilization, risk measures and capital usage. We allocate assets to businesses and review and analyze movements resulting from new business activity as well as market fluctuations.

Scenario Analyses. We conduct scenario analyses to determine how we would manage the size and composition of our balance sheet and maintain appropriate funding, liquidity and capital positions in a variety of situations:

- These scenarios cover short-term and long-term time horizons using various macro-economic and firm-specific assumptions. We use these analyses to assist us in developing longer-term funding plans, including the level of unsecured debt issuances, the size of our secured funding program and the amount and composition of our equity capital. We also consider any potential future constraints, such as limits on our ability to grow our asset base in the absence of appropriate funding.
- Through our Internal Capital Adequacy Assessment Process (ICAAP) and our resolution and recovery planning, we further analyze how we would manage our balance sheet through the duration of a severe crisis and we develop plans to access funding, generate liquidity, and/or redeploy equity capital, as appropriate.

Balance Sheet Allocation

In addition to preparing our consolidated statement of financial condition in accordance with U.S. GAAP, we prepare a balance sheet that generally allocates assets to our businesses, which is a non-GAAP presentation and may not be comparable to similar non-GAAP presentations used by other companies. We believe that presenting our assets on this basis is meaningful because it is consistent with the way management views and manages risks associated with the firm's assets and better enables investors to assess the liquidity of the firm's assets. The table below presents a summary of this balance sheet allocation.

	As of December	
in millions	**2011**	2010
Excess liquidity (Global Core Excess)	**$171,581**	$174,776
Other cash	**7,888**	7,565
Excess liquidity and cash	**179,469**	182,341
Secured client financing	**283,707**	279,291
Inventory	**273,640**	260,406
Secured financing agreements	**71,103**	70,921
Receivables	**35,769**	32,396
Institutional Client Services	**380,512**	363,723
ICBC	**4,713**	7,589
Equity (excluding ICBC)	**23,041**	22,972
Debt	**23,311**	24,066
Receivables and other	**5,320**	3,291
Investing & Lending	**56,385**	57,918
Total inventory and related assets	**436,897**	421,641
Other assets	**23,152**	28,059
Total assets	**$923,225**	$911,332

The following is a description of the captions in the table above.

Excess Liquidity and Cash. We maintain substantial excess liquidity to meet a broad range of potential cash outflows and collateral needs in the event of a stressed environment. See "Liquidity Risk Management" below for details on the composition and sizing of our excess liquidity pool or "Global Core Excess" (GCE). In addition to our excess liquidity, we maintain other operating cash balances, primarily for use in specific currencies, entities, or jurisdictions where we do not have immediate access to parent company liquidity.

Secured Client Financing. We provide collateralized financing for client positions, including margin loans secured by client collateral, securities borrowed, and resale agreements primarily collateralized by government obligations. As a result of client activities, we are required to segregate cash and securities to satisfy regulatory requirements. Our secured client financing arrangements, which are generally short-term, are accounted for at fair value or at amounts that approximate fair value, and include daily margin requirements to mitigate counterparty credit risk.

Institutional Client Services. In Institutional Client Services, we maintain inventory positions to facilitate market-making in fixed income, equity, currency and commodity products. Additionally, as part of client market-making activities, we enter into resale or securities borrowing arrangements to obtain securities which we can use to cover transactions in which we or our clients have sold securities that have not yet been purchased. The receivables in Institutional Client Services primarily relate to securities transactions.

Investing & Lending. In Investing & Lending, we make investments and originate loans to provide financing to clients. These investments and loans are typically longer-term in nature. We make investments, directly and indirectly through funds that we manage, in debt securities, loans, public and private equity securities, real estate and other investments.

Other Assets. Other assets are generally less liquid, non-financial assets, including property, leasehold improvements and equipment, goodwill and identifiable intangible assets, income tax-related receivables, equity-method investments and miscellaneous receivables.

The tables below present the reconciliation of this balance sheet allocation to our U.S. GAAP balance sheet. In the tables below, total assets for Institutional Client Services and Investing & Lending represent the inventory and related assets. These amounts differ from total assets by business segment disclosed in Note 25 to the consolidated financial statements because total assets disclosed in Note 25 include allocations of our excess liquidity and cash, secured client financing and other assets.

	As of December 2011					
in millions	Excess Liquidity and Cash [1]	Secured Client Financing	Institutional Client Services	Investing & Lending	Other Assets	Total Assets
Cash and cash equivalents	$ 56,008	$ —	$ —	$ —	$ —	$ 56,008
Cash and securities segregated for regulatory and other purposes	—	64,264	—	—	—	64,264
Securities purchased under agreements to resell and federal funds sold	70,220	98,445	18,671	453	—	187,789
Securities borrowed	14,919	85,990	52,432	—	—	153,341
Receivables from brokers, dealers and clearing organizations	—	3,252	10,612	340	—	14,204
Receivables from customers and counterparties	—	31,756	25,157	3,348	—	60,261
Financial instruments owned, at fair value	38,322	—	273,640	52,244	—	364,206
Other assets	—	—	—	—	23,152	23,152
Total assets	**$179,469**	**$283,707**	**$380,512**	**$56,385**	**$23,152**	**$923,225**

	As of December 2010					
in millions	Excess Liquidity and Cash [1]	Secured Client Financing	Institutional Client Services	Investing & Lending	Other Assets	Total Assets
Cash and cash equivalents	$ 39,788	$ —	$ —	$ —	$ —	$ 39,788
Cash and securities segregated for regulatory and other purposes	—	53,731	—	—	—	53,731
Securities purchased under agreements to resell and federal funds sold	62,854	102,537	22,866	98	—	188,355
Securities borrowed	37,938	80,313	48,055	—	—	166,306
Receivables from brokers, dealers and clearing organizations	—	3,702	6,698	37	—	10,437
Receivables from customers and counterparties	—	39,008	25,698	2,997	—	67,703
Financial instruments owned, at fair value	41,761	—	260,406	54,786	—	356,953
Other assets	—	—	—	—	28,059	28,059
Total assets	$182,341	$279,291	$363,723	$57,918	$28,059	$911,332

1. Includes unencumbered cash, U.S. government and federal agency obligations (including highly liquid U.S. federal agency mortgage-backed obligations), and German, French, Japanese and United Kingdom government obligations.

Less Liquid Inventory Composition

We seek to maintain a liquid balance sheet comprised of assets that can be readily sold or funded on a secured basis. However, we do hold certain financial instruments that may be more difficult to sell, or fund on a secured basis, especially during times of market stress. We focus on funding these assets with liabilities that have longer-term contractual maturities to reduce the need to refinance in periods of market stress. The table below presents our aggregate holdings in these categories of financial instruments.

	As of December	
in millions	**2011**	2010
Bank loans and bridge loans [1]	**$19,745**	$18,039
Private equity investments and restricted public equity securities [2]	**15,463**	14,923
Mortgage and other asset-backed loans and securities	**14,291**	17,042
High-yield and other debt obligations	**11,118**	11,553
ICBC ordinary shares [3]	**4,713**	7,589
Emerging market debt securities	**4,624**	3,931
Emerging market equity securities	**3,922**	5,784
Other investments in funds [4]	**3,394**	3,212

1. Includes funded commitments and inventory held in connection with our origination, investing and market-making activities.
2. Includes interests in funds that we manage. Such amounts exclude assets for which the firm does not bear economic exposure of $2.38 billion and $1.68 billion as of December 2011 and December 2010, respectively, including assets related to consolidated investment funds and consolidated variable interest entities (VIEs).
3. Includes interests of $2.60 billion and $4.73 billion as of December 2011 and December 2010, respectively, held by investment funds managed by Goldman Sachs. The decrease was primarily related to the sale of a portion of the ordinary shares of ICBC held by investment funds managed by Goldman Sachs.
4. Includes interests in other investment funds that we manage. See "Results of Operations — Regulatory Developments" for information about our plans to redeem certain of our interests in hedge funds to comply with the Volcker Rule.

See Notes 4 through 6 to the consolidated financial statements for further information about the financial instruments we hold.

Balance Sheet Analysis and Metrics

As of December 2011, total assets on our consolidated statement of financial condition were $923.23 billion, an increase of $11.89 billion from December 2010. This increase was primarily due to (i) an increase in cash and cash equivalents of $16.22 billion, primarily due to increases in interest-bearing deposits with banks, (ii) an increase in cash and securities segregated for regulatory and other purposes of $10.53 billion, primarily due to an increase in reserve balances held by broker-dealer subsidiaries related to client activity, and (iii) an increase in financial instruments owned, at fair value of $7.25 billion, primarily due to increases in non-U.S. government obligations and derivatives, partially offset by a decrease in commodities. These increases were partially offset by decreases in (i) collateralized agreements of $13.53 billion, primarily due to decreases in client and firm activity, and (ii) receivables from customers and counterparties of $7.44 billion, primarily due to decreases in client activity in secured client financing.

As of December 2011, total liabilities on our consolidated statement of financial condition were $852.85 billion, an increase of $18.87 billion from December 2010. This increase was primarily due to (i) an increase in deposits of $7.54 billion, primarily due to increases in client activity and (ii) an increase in payables to customers and counterparties of $7.36 billion, primarily due to increases in client activity.

As of December 2011, our total securities sold under agreements to repurchase, accounted for as collateralized financings, were $164.50 billion, which was 7% higher and 3% higher than the daily average amount of repurchase agreements during the quarter ended and year ended December 2011, respectively. As of December 2011, the increase in our repurchase agreements relative to the daily average during the quarter and year was primarily due to increases in client activity at the end of the year. As of December 2010, our total securities sold under agreements to repurchase, accounted for as collateralized financings, were $162.35 billion, which was 2% higher and 10% higher than the daily average amount of repurchase agreements during the quarter ended and year ended December 2010, respectively. As of December 2010, the increase in our repurchase agreements relative to the daily average during the quarter and year was due to an increase in client activity at the end of the year and an increase in firm financing activities. The level of our repurchase agreements fluctuates between and within periods, primarily due to providing clients with access to highly liquid collateral, such as U.S. government, federal agency and investment-grade sovereign obligations through collateralized financing activities.

The table below presents information on our assets, unsecured long-term borrowings, shareholders' equity and leverage ratios.

$ in millions	As of December 2011	2010
Total assets	**$923,225**	$911,332
Adjusted assets	**$604,391**	$588,927
Unsecured long-term borrowings	**$173,545**	$174,399
Total shareholders' equity	**$ 70,379**	$ 77,356
Leverage ratio	**13.1x**	11.8x
Adjusted leverage ratio	**8.6x**	7.6x
Debt to equity ratio	**2.5x**	2.3x

Adjusted assets. Adjusted assets equals total assets less (i) low-risk collateralized assets generally associated with our secured client financing transactions, federal funds sold and excess liquidity (which includes financial instruments sold, but not yet purchased, at fair value, less derivative liabilities) and (ii) cash and securities we segregate for regulatory and other purposes. Adjusted assets is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

The table below presents the reconciliation of total assets to adjusted assets.

in millions		As of December 2011	2010
Total assets		**$ 923,225**	$ 911,332
Deduct:	Securities borrowed	**(153,341)**	(166,306)
	Securities purchased under agreements to resell and federal funds sold	**(187,789)**	(188,355)
Add:	Financial instruments sold, but not yet purchased, at fair value	**145,013**	140,717
	Less derivative liabilities	**(58,453)**	(54,730)
	Subtotal	**(254,570)**	(268,674)
Deduct:	Cash and securities segregated for regulatory and other purposes	**(64,264)**	(53,731)
Adjusted assets		**$ 604,391**	$ 588,927

Leverage ratio. The leverage ratio equals total assets divided by total shareholders' equity and measures the proportion of equity and debt the firm is using to finance assets. This ratio is different from the Tier 1 leverage ratio included in "Equity Capital — Consolidated Regulatory Capital Ratios" below, and further described in Note 20 to the consolidated financial statements.

Adjusted leverage ratio. The adjusted leverage ratio equals adjusted assets divided by total shareholders' equity. We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy than the leverage ratio because it excludes certain low-risk collateralized assets that are generally supported with little or no capital. The adjusted leverage ratio is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

Our adjusted leverage ratio increased to 8.6x as of December 2011 from 7.6x as of December 2010 as our adjusted assets increased and our total shareholders' equity decreased, primarily reflecting the redemption of the firm's Series G Preferred Stock and the repurchase of 47.0 million shares of our common stock.

Debt to equity ratio. The debt to equity ratio equals unsecured long-term borrowings divided by total shareholders' equity.

Funding Sources

Our primary sources of funding are secured financings, unsecured long-term and short-term borrowings, and deposits. We seek to maintain broad and diversified funding sources globally.

We raise funding through a number of different products, including:

- collateralized financings, such as repurchase agreements, securities loaned and other secured financings;
- long-term unsecured debt through syndicated U.S. registered offerings, U.S. registered and 144A medium-term note programs, offshore medium-term note offerings and other debt offerings;
- demand and savings deposits through cash sweep programs and time deposits through internal and third-party broker networks; and
- short-term unsecured debt through U.S. and non-U.S. commercial paper and promissory note issuances and other methods.

We generally distribute our funding products through our own sales force to a large, diverse creditor base in a variety of markets in the Americas, Europe and Asia. We believe that our relationships with our creditors are critical to our liquidity. Our creditors include banks, governments, securities lenders, pension funds, insurance companies, mutual funds and individuals. We have imposed various internal guidelines to monitor creditor concentration across our funding programs.

Secured Funding. We fund a significant amount of our inventory on a secured basis. Secured funding is less sensitive to changes in our credit quality than unsecured funding due to the nature of the collateral we post to our lenders. However, because the terms or availability of secured funding, particularly short-dated funding, can deteriorate rapidly in a difficult environment, we generally do not rely on short-dated secured funding unless it is collateralized with highly liquid securities such as government obligations.

Substantially all of our other secured funding is executed for tenors of one month or greater. Additionally, we monitor counterparty concentration and hold a portion of our GCE for refinancing risk associated with our secured funding transactions. We seek longer terms for secured funding collateralized by lower-quality assets because these funding transactions may pose greater refinancing risk.

The weighted average maturity of our secured funding, excluding funding collateralized by highly liquid securities eligible for inclusion in our GCE, exceeded 100 days as of December 2011.

A majority of our secured funding for securities not eligible for inclusion in the GCE is executed through term repurchase agreements and securities lending contracts. We also raise financing through other types of collateralized financings, such as secured loans and notes.

Unsecured Long-Term Borrowings. We issue unsecured long-term borrowings as a source of funding for inventory and other assets and to finance a portion of our GCE. We issue in different tenors, currencies, and products to maximize the diversification of our investor base. The table below presents our quarterly unsecured long-term borrowings maturity profile through 2017 as of December 2011.

Unsecured Long-Term Borrowings Maturity Profile
$ in millions


15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar 2013
Jun 2013
Sep 2013
Dec 2013
Mar 2014
Jun 2014
Sep 2014
Dec 2014
Mar 2015
Jun 2015
Sep 2015
Dec 2015
Mar 2016
Jun 2016
Sep 2016
Dec 2016
Mar 2017
Jun 2017
Sep 2017
Dec 2017
Quarters Ended

The weighted average maturity of our unsecured long-term borrowings as of December 2011 was approximately eight years. To mitigate refinancing risk, we seek to limit the principal amount of debt maturing on any one day or during any week or year. We enter into interest rate swaps to convert a substantial portion of our long-term borrowings into floating-rate obligations in order to manage our exposure to interest rates. See Note 16 to the consolidated financial statements for further information about our unsecured long-term borrowings.

Temporary Liquidity Guarantee Program (TLGP). As of December 2011, we had $8.53 billion of senior unsecured short-term debt outstanding guaranteed by the FDIC under the TLGP, all of which will mature on or prior to June 15, 2012. We have not issued long-term debt under the TLGP since March 2009 and the program has expired for new issuances.

Deposits. As of December 2011, our bank depository institution subsidiaries had $46.11 billion in customer deposits, including $13.27 billion of certificates of deposit and other time deposits with a weighted average maturity of three years, and $32.84 billion of other deposits, substantially all of which were from cash sweep programs. We utilize deposits to finance lending activities in our bank subsidiaries and to support potential outflows, such as draws on unfunded commitments.

Unsecured Short-Term Borrowings. A significant portion of our short-term borrowings were originally long-term debt that is scheduled to mature within one year of the reporting date. We use short-term borrowings to finance liquid assets and for other cash management purposes. We primarily issue commercial paper, promissory notes, and other hybrid instruments.

As of December 2011, our unsecured short-term borrowings, including the current portion of unsecured long-term borrowings, were $49.04 billion. See Note 15 to the consolidated financial statements for further information about our unsecured short-term borrowings.

GS Bank USA has access to funding through the Federal Reserve Bank discount window. While we do not rely on this funding in our liquidity planning and stress testing, we maintain policies and procedures necessary to access this funding and test discount window borrowing procedures.

Equity Capital

Capital adequacy is of critical importance to us. Our principal objective is to be conservatively capitalized in terms of the amount and composition of our equity base. Accordingly, we have in place a comprehensive capital management policy that serves as a guide to determine the amount and composition of equity capital we maintain.

The level and composition of our equity capital are determined by multiple factors including our consolidated regulatory capital requirements and ICAAP, and may also be influenced by other factors such as rating agency guidelines, subsidiary capital requirements, the business environment, conditions in the financial markets and assessments of potential future losses due to adverse changes in our business and market environments. In addition, we maintain a capital plan which projects sources and uses of capital given a range of business environments, and a contingency capital plan which provides a framework for analyzing and responding to an actual or perceived capital shortfall.

Effective December 2011, as part of the Federal Reserve Board's annual Comprehensive Capital Analysis and Review, U.S. bank holding companies with total consolidated assets of $50 billion or greater, are required to submit annual capital plans for review by the Federal Reserve Board. The capital plans should demonstrate the ability of a bank holding company to maintain its capital ratios above minimum regulatory capital requirements and above a Tier 1 common ratio of 5% on a pro forma basis under expected and stressed scenarios. The purpose of the Federal Reserve Board's review is to ensure that these institutions have robust, forward-looking capital planning processes that account for their unique risks and that permit continued operations during times of economic and financial stress. As part of the capital plan review, the Federal Reserve Board evaluates an institution's plan to make capital distributions, such as increasing dividend payments or repurchasing or redeeming stock, across a range of macro-economic and firm-specific assumptions. The Federal Reserve Board began the annual capital plan reviews in early 2012.

Our consolidated regulatory capital requirements are determined by the Federal Reserve Board, as described below. Our ICAAP incorporates an internal risk-based capital assessment designed to identify and measure material risks associated with our business activities, including market risk, credit risk and operational risk, in a manner that is closely aligned with our risk management practices. Our internal risk-based capital assessment is supplemented with the results of stress tests.

As of December 2011, our total shareholders' equity was $70.38 billion (consisting of common shareholders' equity of $67.28 billion and preferred stock of $3.10 billion). As of December 2010, our total shareholders' equity was $77.36 billion (consisting of common shareholders' equity of $70.40 billion and preferred stock of $6.96 billion). In addition, our $5.00 billion of junior subordinated debt issued to trusts qualifies as equity capital for regulatory and certain rating agency purposes. See "— Consolidated Regulatory Capital Ratios" below for information regarding the impact of regulatory developments.

Consolidated Regulatory Capital

The Federal Reserve Board is the primary regulator of Group Inc., a bank holding company and a financial holding company under the U.S. Bank Holding Company Act of 1956. As a bank holding company, we are subject to consolidated regulatory capital requirements that are computed in accordance with the Federal Reserve Board's capital adequacy regulations currently applicable to bank holding companies (which are based on the 'Basel 1' Capital Accord of the Basel Committee on Banking Supervision (Basel Committee)). These capital requirements are expressed as capital ratios that compare measures of capital to risk-weighted assets (RWAs). See Note 20 to the consolidated financial statements for additional information regarding the firm's RWAs. The firm's capital levels are also subject to qualitative judgments by its regulators about components, risk weightings and other factors.

Federal Reserve Board regulations require bank holding companies to maintain a minimum Tier 1 capital ratio of 4% and a minimum total capital ratio of 8%. The required minimum Tier 1 capital ratio and total capital ratio in order to be considered a "well-capitalized" bank holding company under the Federal Reserve Board guidelines are 6% and 10%, respectively. Bank holding companies may be expected to maintain ratios well above the minimum levels, depending on their particular condition, risk profile and growth plans. The minimum Tier 1 leverage ratio is 3% for bank holding companies that have received the highest supervisory rating under Federal Reserve Board guidelines or that have implemented the Federal Reserve Board's risk-based capital measure for market risk. Other bank holding companies must have a minimum Tier 1 leverage ratio of 4%.

Consolidated Regulatory Capital Ratios

The table below presents information about our regulatory capital ratios.

	As of December	
$ in millions	2011	2010
Common shareholders' equity	**$ 67,279**	$ 70,399
Less: Goodwill	**(3,802)**	(3,495)
Less: Disallowable intangible assets	**(1,666)**	(2,027)
Less: Other deductions [1]	**(6,649)**	(5,601)
Tier 1 Common Capital	**55,162**	59,276
Preferred stock	**3,100**	6,957
Junior subordinated debt issued to trusts	**5,000**	5,000
Tier 1 Capital	**63,262**	71,233
Qualifying subordinated debt [2]	**13,828**	13,880
Other adjustments	**53**	(220)
Tier 2 Capital	**13,881**	13,660
Total Capital	**$ 77,143**	$ 84,893
Risk-Weighted Assets [3]	**$457,027**	$444,290
Tier 1 Capital Ratio	**13.8%**	16.0%
Total Capital Ratio	**16.9%**	19.1%
Tier 1 Leverage Ratio [3]	**7.0%**	8.0%
Tier 1 Common Ratio [4]	**12.1%**	13.3%

1. Principally includes equity investments in non-financial companies and the cumulative change in the fair value of our unsecured borrowings attributable to the impact of changes in our own credit spreads, disallowed deferred tax assets, and investments in certain nonconsolidated entities.
2. Substantially all of our subordinated debt qualifies as Tier 2 capital for Basel 1 purposes.
3. See Note 20 to the consolidated financial statements for additional information about the firm's RWAs and Tier 1 leverage ratio.
4. The Tier 1 common ratio equals Tier 1 common capital divided by RWAs. We believe that the Tier 1 common ratio is meaningful because it is one of the measures that we and investors use to assess capital adequacy and, while not currently a formal regulatory capital ratio, this measure is of increasing importance to regulators. The Tier 1 common ratio is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

Our Tier 1 capital ratio decreased to 13.8% as of December 2011 from 16.0% as of December 2010. Our Tier 1 leverage ratio decreased to 7.0% as of December 2011 from 8.0% as of December 2010. These decreases reflected a reduction in our Tier 1 capital primarily due to the impact of the redemption of the firm's Series G Preferred Stock and the repurchase of 47.0 million shares of our common stock, partially offset by net earnings.

We are currently working to implement the requirements set out in the Federal Reserve Board's Risk-Based Capital Standards: Advanced Capital Adequacy Framework — Basel 2, as applicable to us as a bank holding company (Basel 2), which are based on the advanced approaches under the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee. U.S. banking regulators have incorporated the Basel 2 framework into the existing risk-based capital requirements by requiring that internationally active banking organizations, such as us, adopt Basel 2, once approved to do so by regulators. As required by the Dodd-Frank Act, U.S. banking regulators have adopted a rule that requires large banking organizations, upon adoption of Basel 2, to continue to calculate risk-based capital ratios under both Basel 1 and Basel 2. For each of the Tier 1 and Total capital ratios, the lower of the Basel 1 and Basel 2 ratios calculated will be used to determine whether the bank meets its minimum risk-based capital requirements.

The U.S. federal bank regulatory agencies have issued revised proposals to modify their market risk regulatory capital requirements for banking organizations in the United States that have significant trading activities. These modifications are designed to address the adjustments to Basel 2.5, as well as the prohibition on the use of credit ratings, as required by the Dodd-Frank Act. Once implemented, it is likely that these changes will result in increased capital requirements for market risk.

Additionally, the guidelines issued by the Basel Committee in December 2010 (Basel 3) revise the definition of Tier 1 capital, introduce Tier 1 common equity as a regulatory metric, set new minimum capital ratios (including a new "capital conservation buffer," which must be composed exclusively of Tier 1 common equity and will be in addition to the minimum capital ratios), introduce a Tier 1 leverage ratio within international guidelines for the first time, and make substantial revisions to the computation of RWAs for credit exposures. Implementation of the new requirements is expected to take place over the next several years. Although the U.S. federal banking agencies have now issued proposed rules that are intended to implement certain aspects of the Basel 2.5 guidelines, they have not yet addressed all aspects of those guidelines or the Basel 3 changes.

The Basel Committee has published its final provisions for assessing the global systemic importance of banking institutions and the range of additional Tier 1 common equity that should be maintained by banking institutions deemed to be globally systemically important. The additional capital for these institutions would initially range from 1% to 2.5% of Tier 1 common equity and could be as much as 3.5% for a bank that increases its systemic footprint (e.g., by increasing total assets). The firm was one of 29 institutions identified by the Financial Stability Board (established at the direction of the leaders of the Group of 20) as globally systemically important under the Basel Committee's methodology. Therefore, depending upon the manner and timing of the U.S. banking regulators' implementation of the Basel Committee's methodology, we expect that the minimum Tier 1 common ratio requirement applicable to us will include this additional capital assessment. The final determination of whether an institution is classified as globally systemically important and the calculation of the required additional capital amount is expected to be disclosed by the Basel Committee no later than November 2014 based on data through the end of 2013.

The Dodd-Frank Act will subject us at a firmwide level to the same leverage and risk-based capital requirements that apply to depository institutions and directs banking regulators to impose additional capital requirements as disclosed above. The Federal Reserve Board is expected to adopt the new leverage and risk-based capital regulations in 2012. As a consequence of these changes, Tier 1 capital treatment for our junior subordinated debt issued to trusts will be phased out over a three-year period beginning on January 1, 2013. The interaction among the Dodd-Frank Act, the Basel Committee's proposed changes and other proposed or announced changes from other governmental entities and regulators adds further uncertainty to our future capital requirements.

See "Business — Regulation" in Part I, Item 1 of our Annual Report on Form 10-K and Note 20 to the consolidated financial statements for additional information about our regulatory capital ratios and the related regulatory requirements.

Internal Capital Adequacy Assessment Process

We perform an ICAAP with the objective of ensuring that the firm is appropriately capitalized relative to the risks in our business.

As part of our ICAAP, we perform an internal risk-based capital assessment. This assessment incorporates market risk, credit risk and operational risk. Market risk is calculated by using Value-at-Risk (VaR) calculations supplemented by risk-based add-ons which include risks related to rare events (tail risks). Credit risk utilizes assumptions about our counterparties' probability of default, the size of our losses in the event of a default and the maturity of our counterparties' contractual obligations to us. Operational risk is calculated based on scenarios incorporating multiple types of operational failures. Backtesting is used to gauge the effectiveness of models at capturing and measuring relevant risks.

We evaluate capital adequacy based on the result of our internal risk-based capital assessment, supplemented with the results of stress tests which measure the firm's performance under various market conditions. Our goal is to hold sufficient capital, under our internal risk-based capital framework, to ensure we remain adequately capitalized after experiencing a severe stress event. Our assessment of capital adequacy is viewed in tandem with our assessment of liquidity adequacy and integrated into the overall risk management structure, governance and policy framework of the firm.

We attribute capital usage to each of our businesses based upon our internal risk-based capital and regulatory frameworks and manage the levels of usage based upon the balance sheet and risk limits established.

Rating Agency Guidelines

The credit rating agencies assign credit ratings to the obligations of Group Inc., which directly issues or guarantees substantially all of the firm's senior unsecured obligations. Goldman, Sachs & Co. (GS&Co.) and Goldman Sachs International (GSI) have been assigned long- and short-term issuer ratings by certain credit rating agencies. GS Bank USA has also been assigned long-term issuer ratings as well as ratings on its long-term and short-term bank deposits. In addition, credit rating agencies have assigned ratings to debt obligations of certain other subsidiaries of Group Inc.

The level and composition of our equity capital are among the many factors considered in determining our credit ratings. Each agency has its own definition of eligible capital and methodology for evaluating capital adequacy, and assessments are generally based on a combination of factors rather than a single calculation. See "Liquidity Risk Management — Credit Ratings" for further information about credit ratings of Group Inc., GS&Co., GSI and GS Bank USA.

Subsidiary Capital Requirements

Many of our subsidiaries, including GS Bank USA and our broker-dealer subsidiaries, are subject to separate regulation and capital requirements in jurisdictions throughout the world. For purposes of assessing the adequacy of its capital, GS Bank USA has established an ICAAP which is similar to that used by Group Inc. GS Bank USA's capital levels and prompt corrective action classification are subject to qualitative judgments by its regulators about components, risk weightings and other factors.

We expect that the capital requirements of several of our subsidiaries will be impacted in the future by the various developments arising from the Basel Committee, the Dodd-Frank Act, and other governmental entities and regulators.

See Note 20 to the consolidated financial statements for information about GS Bank USA's capital ratios under Basel 1 as implemented by the Federal Reserve Board, and for further information about the capital requirements of our other regulated subsidiaries and the potential impact of regulatory reform.

Subsidiaries not subject to separate regulatory capital requirements may hold capital to satisfy local tax guidelines, rating agency requirements (for entities with assigned credit ratings) or internal policies, including policies concerning the minimum amount of capital a subsidiary should hold based on its underlying level of risk. In certain instances, Group Inc. may be limited in its ability to access capital held at certain subsidiaries as a result of regulatory, tax or other constraints. As of December 2011 and December 2010, Group Inc.'s equity investment in subsidiaries was $67.70 billion and $71.30 billion, respectively, compared with its total shareholders' equity of $70.38 billion and $77.36 billion, respectively.

Group Inc. has guaranteed the payment obligations of GS&Co., GS Bank USA, Goldman Sachs Bank (Europe) plc and Goldman Sachs Execution & Clearing, L.P. (GSEC) subject to certain exceptions. In November 2008, Group Inc. contributed subsidiaries into GS Bank USA, and Group Inc. agreed to guarantee certain losses, including credit-related losses, relating to assets held by the contributed entities. In connection with this guarantee, Group Inc. also agreed to pledge to GS Bank USA certain collateral, including interests in subsidiaries and other illiquid assets.

Our capital invested in non-U.S. subsidiaries is generally exposed to foreign exchange risk, substantially all of which is managed through a combination of derivatives and non-U.S. denominated debt.

Contingency Capital Plan

Our contingency capital plan provides a framework for analyzing and responding to a perceived or actual capital deficiency, including, but not limited to, identification of drivers of a capital deficiency, as well as mitigants and potential actions. It outlines the appropriate communication procedures to follow during a crisis period, including internal dissemination of information as well as ensuring timely communication with external stakeholders.

Equity Capital Management

Our objective is to maintain a sufficient level and optimal composition of equity capital. We principally manage our capital through issuances and repurchases of our common stock. We may also, from time to time, issue or repurchase our preferred stock, junior subordinated debt issued to trusts and other subordinated debt or other forms of capital as business conditions warrant and subject to any regulatory approvals. We manage our capital requirements principally by setting limits on balance sheet assets and/or limits on risk, in each case both at the consolidated and business levels. We attribute capital usage to each of our businesses based upon our internal risk-based capital and regulatory frameworks and manage the levels of usage based upon the balance sheet and risk limits established.

Preferred Stock. During 2011, we redeemed the 50,000 shares of our Series G Preferred Stock held by Berkshire Hathaway for the stated redemption price of $5.50 billion ($110,000 per share), plus accrued and unpaid dividends. In connection with this redemption, we recognized a preferred dividend of $1.64 billion (calculated as the difference between the carrying value and the redemption value of the preferred stock), which is included in the consolidated statement of earnings for 2011. Berkshire Hathaway continues to hold a five-year warrant, issued in October 2008, to purchase up to 43.5 million shares of common stock at an exercise price of $115.00 per share.

Share Repurchase Program. We seek to use our share repurchase program to help maintain the appropriate level of common equity and to substantially offset increases in share count over time resulting from employee share-based compensation. The repurchase program is effected primarily through regular open-market purchases, the amounts and timing of which are determined primarily by our current and projected capital positions (i.e., comparisons of our desired level and composition of capital to our actual level and composition of capital) and the issuance of shares resulting from employee share-based compensation, but which may also be influenced by general market conditions and the prevailing price and trading volumes of our common stock.

As of December 2011, under the share repurchase program approved by the Board of Directors of Group Inc. (Board), we can repurchase up to 63.5 million additional shares of common stock; however, any such repurchases are subject to the approval of the Federal Reserve Board. See "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in Part II, Item 5 of our Annual Report on Form 10-K and Note 19 to the consolidated financial statements for additional information on our repurchase program.

See Notes 16 and 19 to the consolidated financial statements for further information about our preferred stock, junior subordinated debt issued to trusts and other subordinated debt.

Other Capital Metrics

The table below presents information on our shareholders' equity and book value per common share.

$ in millions, except per share amounts	As of December 2011	2010
Total shareholders' equity	**$70,379**	$77,356
Common shareholders' equity	**67,279**	70,399
Tangible common shareholders' equity	**61,811**	64,877
Book value per common share	**130.31**	128.72
Tangible book value per common share	**119.72**	118.63

Tangible common shareholders' equity. Tangible common shareholders' equity equals total shareholders' equity less preferred stock, goodwill and identifiable intangible assets. We believe that tangible common shareholders' equity is meaningful because it is a measure that we and investors use to assess capital adequacy. Tangible common shareholders' equity is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

The table below presents the reconciliation of total shareholders' equity to tangible common shareholders' equity.

in millions	As of December 2011	2010
Total shareholders' equity	**$70,379**	$77,356
Deduct: Preferred stock	**(3,100)**	(6,957)
Common shareholders' equity	**67,279**	70,399
Deduct: Goodwill and identifiable intangible assets	**(5,468)**	(5,522)
Tangible common shareholders' equity	**$61,811**	$64,877

Book value and tangible book value per common share. Book value and tangible book value per common share are based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 516.3 million and 546.9 million as of December 2011 and December 2010, respectively. We believe that tangible book value per common share (tangible common shareholders' equity divided by common shares outstanding) is meaningful because it is a measure that we and investors use to assess capital adequacy. Tangible book value per common share is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

Off-Balance-Sheet Arrangements and Contractual Obligations

Off-Balance-Sheet Arrangements

We have various types of off-balance-sheet arrangements that we enter into in the ordinary course of business. Our involvement in these arrangements can take many different forms, including:

- purchasing or retaining residual and other interests in special purpose entities such as mortgage-backed and other asset-backed securitization vehicles;
- holding senior and subordinated debt, interests in limited and general partnerships, and preferred and common stock in other nonconsolidated vehicles;
- entering into interest rate, foreign currency, equity, commodity and credit derivatives, including total return swaps;
- entering into operating leases; and
- providing guarantees, indemnifications, loan commitments, letters of credit and representations and warranties.

We enter into these arrangements for a variety of business purposes, including securitizations. The securitization vehicles that purchase mortgages, corporate bonds, and other types of financial assets are critical to the functioning of several significant investor markets, including the mortgage-backed and other asset-backed securities markets, since they offer investors access to specific cash flows and risks created through the securitization process.

We also enter into these arrangements to underwrite client securitization transactions; provide secondary market liquidity; make investments in performing and nonperforming debt, equity, real estate and other assets; provide investors with credit-linked and asset-repackaged notes; and receive or provide letters of credit to satisfy margin requirements and to facilitate the clearance and settlement process.

Our financial interests in, and derivative transactions with, such nonconsolidated entities are accounted for at fair value, in the same manner as our other financial instruments, except in cases where we apply the equity method of accounting.

The table below presents where a discussion of our various off-balance-sheet arrangements may be found in this Annual Report. In addition, see Note 3 to the consolidated financial statements for a discussion of our consolidation policies.

Type of Off-Balance-Sheet Arrangement	Disclosure in Annual Report
Variable interests and other obligations, including contingent obligations, arising from variable interests in nonconsolidated VIEs	See Note 11 to the consolidated financial statements.
Leases, letters of credit, and lending and other commitments	See below and Note 18 to the consolidated financial statements.
Guarantees	See below and Note 18 to the consolidated financial statements.
Derivatives	See Notes 4, 5, 7 and 18 to the consolidated financial statements.

Contractual Obligations

We have certain contractual obligations which require us to make future cash payments. These contractual obligations include our unsecured long-term borrowings, secured long-term financings, time deposits, contractual interest payments and insurance agreements, all of which are included in our consolidated statement of financial condition. Our obligations to make future cash payments also include certain off-balance-sheet contractual obligations such as purchase obligations, minimum rental payments under noncancelable leases and commitments and guarantees.

The table below presents our contractual obligations, commitments and guarantees as of December 2011.

in millions	2012	2013-2014	2015-2016	2017-Thereafter	Total
Amounts related to on-balance-sheet obligations					
Time deposits [1]	$ —	$ 4,558	$ 1,754	$ 2,120	$ 8,432
Secured long-term financings [2]	—	5,479	1,020	1,680	8,179
Unsecured long-term borrowings [3]	—	45,548	42,520	85,477	173,545
Contractual interest payments [4]	6,892	12,603	9,617	33,784	62,896
Insurance liabilities [5]	1,211	2,191	1,823	18,118	23,343
Subordinated liabilities issued by consolidated VIEs	47	36	—	1,007	1,090
Amounts related to off-balance-sheet arrangements					
Commitments to extend credit	12,172	14,685	37,692	1,196	65,745
Contingent and forward starting resale and securities borrowing agreements	54,522	—	—	—	54,522
Forward starting repurchase and secured lending agreements	17,964	—	—	—	17,964
Letters of credit	1,145	58	145	5	1,353
Investment commitments	2,455	4,764	439	1,460	9,118
Other commitments	5,200	101	34	7	5,342
Minimum rental payments	440	805	638	1,380	3,263
Derivative guarantees	486,244	206,853	53,743	49,576	796,416
Securities lending indemnifications	27,798	—	—	—	27,798
Other financial guarantees	625	795	1,209	939	3,568

1. Excludes $4.83 billion of time deposits maturing within one year.
2. The aggregate contractual principal amount of secured long-term financings for which the fair value option was elected, primarily consisting of transfers of financial assets accounted for as financings rather than sales and certain other nonrecourse financings, exceeded their related fair value by $239 million.
3. Includes $10.84 billion related to interest rate hedges on certain unsecured long-term borrowings. In addition, the aggregate contractual principal amount of unsecured long-term borrowings (principal and non-principal protected) for which the fair value option was elected exceeded the related fair value by $693 million.
4. Represents estimated future interest payments related to unsecured long-term borrowings, secured long-term financings and time deposits based on applicable interest rates as of December 2011. Includes stated coupons, if any, on structured notes.
5. Represents estimated undiscounted payments related to future benefits and unpaid claims arising from policies associated with our insurance activities, excluding separate accounts and estimated recoveries under reinsurance contracts.

In the table above:

- Obligations maturing within one year of our financial statement date or redeemable within one year of our financial statement date at the option of the holder are excluded and are treated as short-term obligations.
- Obligations that are repayable prior to maturity at our option are reflected at their contractual maturity dates and obligations that are redeemable prior to maturity at the option of the holders are reflected at the dates such options become exercisable.
- Amounts included in the table do not necessarily reflect the actual future cash flow requirements for these arrangements because commitments and guarantees represent notional amounts and may expire unused or be reduced or cancelled at the counterparty's request.
- Due to the uncertainty of the timing and amounts that will ultimately be paid, our liability for unrecognized tax benefits has been excluded. See Note 24 to the consolidated financial statements for further information about our unrecognized tax benefits.

See Notes 15 and 18 to the consolidated financial statements for further information about our short-term borrowings, and commitments and guarantees.

As of December 2011, our unsecured long-term borrowings were $173.55 billion, with maturities extending to 2061, and consisted principally of senior borrowings. See Note 16 to the consolidated financial statements for further information about our unsecured long-term borrowings.

As of December 2011, our future minimum rental payments net of minimum sublease rentals under noncancelable leases were $3.26 billion. These lease commitments, principally for office space, expire on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. See Note 18 to the consolidated financial statements for further information about our leases.

Our occupancy expenses include costs associated with office space held in excess of our current requirements. This excess space, the cost of which is charged to earnings as incurred, is being held for potential growth or to replace currently occupied space that we may exit in the future. We regularly evaluate our current and future space capacity in relation to current and projected staffing levels. For the year ended December 2011, total occupancy expenses for space held in excess of our current requirements were $85 million, which includes costs related to the transition to our new headquarters in New York City. In addition, for the year ended December 2011, we incurred exit costs of $14 million related to our office space. We may incur exit costs in the future to the extent we (i) reduce our space capacity or (ii) commit to, or occupy, new properties in the locations in which we operate and, consequently, dispose of existing space that had been held for potential growth. These exit costs may be material to our results of operations in a given period.

Overview and Structure of Risk Management

Overview

We believe that effective risk management is of primary importance to the success of the firm. Accordingly, we have comprehensive risk management processes through which we monitor, evaluate and manage the risks we assume in conducting our activities. These include market, credit, liquidity, operational, legal, regulatory and reputational risk exposures. Our risk management framework is built around three core components: governance, processes and people.

Governance. Risk management governance starts with our Board, which plays an important role in reviewing and approving risk management policies and practices, both directly and through its Risk Committee, which consists of all of our independent directors. The Board also receives periodic updates on firmwide risks from our independent control and support functions. Next, at the most senior levels of the firm, our leaders are experienced risk managers, with a sophisticated and detailed understanding of the risks we take. Our senior managers lead and participate in risk-oriented committees, as do the leaders of our independent control and support functions — including those in internal audit, compliance, controllers, credit risk management, human capital management, legal, market risk management, operations, operational risk management, tax, technology and treasury.

The firm's governance structure provides the protocol and responsibility for decision-making on risk management issues and ensures implementation of those decisions. We make extensive use of risk-related committees that meet regularly and serve as an important means to facilitate and foster ongoing discussions to identify, manage and mitigate risks.

We maintain strong communication about risk and we have a culture of collaboration in decision-making among the revenue-producing units, independent control and support functions, committees and senior management. While we believe that the first line of defense in managing risk rests with the managers in our revenue-producing units, we dedicate extensive resources to independent control and support functions in order to ensure a strong oversight structure and an appropriate segregation of duties.

Processes. We maintain various processes and procedures that are critical components of our risk management. First and foremost is our daily discipline of marking substantially all of the firm's inventory to current market levels. Goldman Sachs carries its inventory at fair value, with changes in valuation reflected immediately in our risk management systems and in net revenues. We do so because we believe this discipline is one of the most effective tools for assessing and managing risk and that it provides transparent and realistic insight into our financial exposures.

We also apply a rigorous framework of limits to control risk across multiple transactions, products, businesses and markets. This includes setting credit and market risk limits at a variety of levels and monitoring these limits on a daily basis. Limits are typically set at levels that will be periodically exceeded, rather than at levels which reflect our maximum risk appetite. This fosters an ongoing dialogue on risk among revenue-producing units, independent control and support functions, committees and senior management, as well as rapid escalation of risk-related matters. See "Market Risk Management" and "Credit Risk Management" for further information on our risk limits.

Active management of our positions is another important process. Proactive mitigation of our market and credit exposures minimizes the risk that we will be required to take outsized actions during periods of stress.

We also focus on the rigor and effectiveness of the firm's risk systems. The goal of our risk management technology is to get the right information to the right people at the right time, which requires systems that are comprehensive, reliable and timely. We devote significant time and resources to our risk management technology to ensure that it consistently provides us with complete, accurate and timely information.

People. Even the best technology serves only as a tool for helping to make informed decisions in real time about the risks we are taking. Ultimately, effective risk management requires our people to interpret our risk data on an ongoing and timely basis and adjust risk positions accordingly. In both our revenue-producing units and our independent control and support functions, the experience of our professionals, and their understanding of the nuances and limitations of each risk measure, guide the firm in assessing exposures and maintaining them within prudent levels.

Structure

Ultimate oversight of risk is the responsibility of the firm's Board. The Board oversees risk both directly and through its Risk Committee. Within the firm, a series of committees with specific risk management mandates have oversight or decision-making responsibilities for risk management activities. Committee membership generally consists of senior managers from both our revenue-producing units and our independent control and support functions. We have established procedures for these committees to ensure that appropriate information barriers are in place. Our primary risk committees, most of which also have additional sub-committees or working groups, are described below. In addition to these committees, we have other risk-oriented committees which provide oversight for different businesses, activities, products, regions and legal entities.

Membership of the firm's risk committees is reviewed regularly and updated to reflect changes in the responsibilities of the committee members. Accordingly, the length of time that members serve on the respective committees varies as determined by the committee chairs and based on the responsibilities of the members within the firm.

In addition, independent control and support functions, which report to the chief financial officer, general counsel, chief administrative officer, or in the case of Internal Audit, to the Audit Committee of the Board, are responsible for day-to-day oversight of risk, as discussed in greater detail in the following sections.

The chart below presents an overview of our risk management governance structure, highlighting the oversight of our Board, our key risk-related committees and the independence of our control and support functions.


Corporate Oversight
Board of Directors
Risk Committee
Senior Management Oversight
Chief Executive Officer
President
Chief Financial Officer
Committee Oversight
Management Committee
Chief Risk Officer
Firmwide Client and Business Standards Committee
• Firmwide New Activity Committee
• Firmwide Suitability Committee
Firmwide Risk Committee
• Securities Division Risk Committee
• Credit Policy Committee
• Operational Risk Committee
• Finance Committee
• Investment Management Division Risk Committee
• Firmwide Commitments Committee
• Firmwide Capital Committee
Independent Control and Support Functions
Internal Audit
• Compliance
• Controllers
• Credit Risk Management
• Human Capital Management
• Legal
• Market Risk Management
• Operations
• Operational Risk Management
• Tax
• Technology
• Treasury
Revenue-Producing Units
Business Managers
Business Risk Managers

Management Committee. The Management Committee oversees the global activities of the firm, including all of the firm's independent control and support functions. It provides this oversight directly and through authority delegated to committees it has established. This committee is comprised of the most senior leaders of the firm, and is chaired by the firm's chief executive officer. The Management Committee has established various committees with delegated authority and the chairperson of the Management Committee appoints the chairpersons of these committees. Most members of the Management Committee are also members of other firmwide, divisional and regional committees. The following are the committees that are principally involved in firmwide risk management.

Firmwide Client and Business Standards Committee. The Firmwide Client and Business Standards Committee assesses and makes determinations regarding business standards and practices, reputational risk management, client relationships and client service, is chaired by the firm's president and chief operating officer, and reports to the Management Committee. This committee also has responsibility for overseeing the implementation of the recommendations of the Business Standards Committee. This committee has established the following two risk-related committees that report to it:

- **Firmwide New Activity Committee.** The Firmwide New Activity Committee is responsible for reviewing new activities and establishing a process to identify and review previously approved activities that are significant and that have changed in complexity and/or structure or present different reputational and suitability concerns over time to consider whether these activities remain appropriate. This committee is co-chaired by the firm's head of operations/chief operating officer for Europe, Middle East and Africa and the chief administrative officer of our Investment Management Division who are appointed by the Firmwide Client and Business Standards Committee chairperson.
- **Firmwide Suitability Committee.** The Firmwide Suitability Committee is responsible for setting standards and policies for product, transaction and client suitability and providing a forum for consistency across divisions, regions and products on suitability assessments. This committee also reviews suitability matters escalated from other firm committees. This committee is co-chaired by the firm's international general counsel and the co-head of our Investment Management Division who are appointed by the Firmwide Client and Business Standards Committee.

Firmwide Risk Committee. The Firmwide Risk Committee is responsible for the ongoing monitoring and control of the firm's global financial risks. Through both direct and delegated authority, the Firmwide Risk Committee approves firmwide, product, divisional and business-level limits for both market and credit risks, approves sovereign credit risk limits and reviews results of stress tests and scenario analyses. This committee is co-chaired by the firm's chief financial officer and a senior managing director from the firm's executive office, and reports to the Management Committee. The following four committees report to the Firmwide Risk Committee, which is responsible for appointing the chairperson of each of these committees:

- **Securities Division Risk Committee.** The Securities Division Risk Committee sets market risk limits, subject to overall firmwide risk limits, for our Fixed Income, Currency and Commodities Client Execution and Equities Client Execution businesses based on a number of risk measures, including VaR, stress tests, scenario analyses, and inventory levels. This committee is chaired by the chief risk officer of our Securities Division.
- **Credit Policy Committee.** The Credit Policy Committee establishes and reviews broad credit policies and parameters that are implemented by our Credit Risk Management department (Credit Risk Management). This committee is chaired by the firm's chief credit officer.
- **Operational Risk Committee.** The Operational Risk Committee provides oversight of the ongoing development and implementation of our operational risk policies, framework and methodologies, and monitors the effectiveness of operational risk management. This committee is chaired by a managing director in Credit Risk Management.
- **Finance Committee.** The Finance Committee has oversight of firmwide liquidity, the size and composition of our balance sheet and capital base, and our credit ratings. This committee regularly reviews our liquidity, balance sheet, funding position and capitalization, and makes adjustments in light of current events, risks and exposures, and regulatory requirements. This committee is also responsible for reviewing and approving balance sheet limits and the size of our GCE. This committee is co-chaired by the firm's chief financial officer and the firm's global treasurer.

The following committees report jointly to the Firmwide Risk Committee and the Firmwide Client and Business Standards Committee.

- **Firmwide Commitments Committee.** The Firmwide Commitments Committee reviews the firm's underwriting and distribution activities with respect to equity and equity-related product offerings, and sets and maintains policies and procedures designed to ensure that legal, reputational, regulatory and business standards are maintained on a global basis. In addition to reviewing specific transactions, this committee periodically conducts general strategic reviews of sectors and products and establishes policies in connection with transaction practices. This committee is co-chaired by the global co-head of our Financial Institutions Group for Investment Banking and the head of Mergers & Acquisitions for Europe, Middle East, Africa and Asia Pacific for Investment Banking who are appointed by the Firmwide Client and Business Standards Committee chairperson.

- **Firmwide Capital Committee.** The Firmwide Capital Committee provides approval and oversight of debt-related underwriting transactions, including related commitments of the firm's capital. This committee aims to ensure that business and reputational standards for underwritings and capital commitments are maintained on a global basis. This committee is co-chaired by the firm's global treasurer and the head of credit finance for Europe, Middle East and Africa who are appointed by the Firmwide Risk Committee chairpersons.

Investment Management Division Risk Committee. The Investment Management Division Risk Committee is responsible for the ongoing monitoring and control of global market, counterparty credit and liquidity risks associated with the activities of our investment management businesses. The head of Investment Management Division risk management is the chair of this committee. The Investment Management Division Risk Committee reports to the firm's chief risk officer.

Liquidity Risk Management

Liquidity is of critical importance to financial institutions. Most of the recent failures of financial institutions have occurred in large part due to insufficient liquidity. Accordingly, the firm has in place a comprehensive and conservative set of liquidity and funding policies to address both firm-specific and broader industry or market liquidity events. Our principal objective is to be able to fund the firm and to enable our core businesses to continue to generate revenues, even under adverse circumstances.

We manage liquidity risk according to the following principles:

Excess Liquidity. We maintain substantial excess liquidity to meet a broad range of potential cash outflows and collateral needs in a stressed environment.

Asset-Liability Management. We assess anticipated holding periods for our assets and their expected liquidity in a stressed environment. We manage the maturities and diversity of our funding across markets, products and counterparties, and seek to maintain liabilities of appropriate tenor relative to our asset base.

Contingency Funding Plan. We maintain a contingency funding plan to provide a framework for analyzing and responding to a liquidity crisis situation or periods of market stress. This framework sets forth the plan of action to fund normal business activity in emergency and stress situations. These principles are discussed in more detail below.

Excess Liquidity

Our most important liquidity policy is to pre-fund our estimated potential cash needs during a liquidity crisis and hold this excess liquidity in the form of unencumbered, highly liquid securities and cash. We believe that the securities held in our global core excess would be readily convertible to cash in a matter of days, through liquidation, by entering into repurchase agreements or from maturities of reverse repurchase agreements, and that this cash would allow us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets.

As of December 2011 and December 2010, the fair value of the securities and certain overnight cash deposits included in our GCE totaled $171.58 billion and $174.78 billion, respectively. Based on the results of our internal liquidity risk model, discussed below, as well as our consideration of other factors including but not limited to a qualitative assessment of the condition of the financial markets and the firm, we believe our liquidity position as of December 2011 was appropriate.

The table below presents the fair value of the securities and certain overnight cash deposits that are included in our GCE.

	Average for the Year Ended December	
in millions	**2011**	2010
U.S. dollar-denominated	**$125,668**	$130,072
Non-U.S. dollar-denominated	**40,291**	37,942
Total	**$165,959**	$168,014

The U.S. dollar-denominated excess is composed of (i) unencumbered U.S. government and federal agency obligations (including highly liquid U.S. federal agency mortgage-backed obligations), all of which are eligible as collateral in Federal Reserve open market operations and (ii) certain overnight U.S. dollar cash deposits. The non-U.S. dollar-denominated excess is composed of only unencumbered German, French, Japanese and United Kingdom government obligations and certain overnight cash deposits in highly liquid currencies. We strictly limit our excess liquidity to this narrowly defined list of securities and cash because they are highly liquid, even in a difficult funding environment. We do not include other potential sources of excess liquidity, such as lower-quality unencumbered securities or committed credit facilities, in our GCE.

The table below presents the fair value of our GCE by asset class.

	Average for the Year Ended December	
in millions	**2011**	2010
Overnight cash deposits	**$ 34,622**	$ 25,040
Federal funds sold	**—**	75
U.S. government obligations	**88,528**	102,937
U.S. federal agency obligations, including highly liquid U.S. federal agency mortgage-backed obligations	**5,018**	3,194
German, French, Japanese and United Kingdom government obligations	**37,791**	36,768
Total	**$165,959**	$168,014

The GCE is held at Group Inc. and our major broker-dealer and bank subsidiaries, as presented in the table below.

	Average for the Year Ended December	
in millions	**2011**	2010
Group Inc.	**$ 49,548**	$ 53,757
Major broker-dealer subsidiaries	**75,086**	69,223
Major bank subsidiaries	**41,325**	45,034
Total	**$165,959**	$168,014

Our GCE reflects the following principles:

- The first days or weeks of a liquidity crisis are the most critical to a company's survival.
- Focus must be maintained on all potential cash and collateral outflows, not just disruptions to financing flows. Our businesses are diverse, and our liquidity needs are determined by many factors, including market movements, collateral requirements and client commitments, all of which can change dramatically in a difficult funding environment.
- During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms (e.g., interest rates, collateral provisions and tenor) or availability of other types of secured financing may change.
- As a result of our policy to pre-fund liquidity that we estimate may be needed in a crisis, we hold more unencumbered securities and have larger debt balances than our businesses would otherwise require. We believe that our liquidity is stronger with greater balances of highly liquid unencumbered securities, even though it increases our total assets and our funding costs.

We believe that our GCE provides us with a resilient source of funds that would be available in advance of potential cash and collateral outflows and gives us significant flexibility in managing through a difficult funding environment.

In order to determine the appropriate size of our GCE, we use an internal liquidity model, referred to as the Modeled Liquidity Outflow, which captures and quantifies the firm's liquidity risks. We also consider other factors including but not limited to a qualitative assessment of the condition of the financial markets and the firm.

We distribute our GCE across subsidiaries, asset types, and clearing agents to provide us with sufficient operating liquidity to ensure timely settlement in all major markets, even in a difficult funding environment.

We maintain our GCE to enable us to meet current and potential liquidity requirements of our parent company, Group Inc., and our major broker-dealer and bank subsidiaries. The Modeled Liquidity Outflow incorporates a consolidated requirement as well as a standalone requirement for each of our major broker-dealer and bank subsidiaries. Liquidity held directly in each of these subsidiaries is intended for use only by that subsidiary to meet its liquidity requirements and is assumed not to be available to Group Inc. unless (i) legally provided for and (ii) there are no additional regulatory, tax or other restrictions. We hold a portion of our GCE directly at Group Inc. to support consolidated requirements not accounted for in the major subsidiaries. In addition to the GCE, we maintain operating cash balances in several of our other operating entities, primarily for use in specific currencies, entities, or jurisdictions where we do not have immediate access to parent company liquidity.

In addition to our GCE, we have a significant amount of other unencumbered cash and financial instruments, including other government obligations, high-grade money market securities, corporate obligations, marginable equities, loans and cash deposits not included in our GCE. The fair value of these assets averaged $83.32 billion and $72.98 billion for the years ended December 2011 and December 2010, respectively. We do not consider these assets liquid enough to be eligible for our GCE liquidity pool and therefore conservatively do not assume we will generate liquidity from these assets in our Modeled Liquidity Outflow.

Modeled Liquidity Outflow. Our Modeled Liquidity Outflow is based on a scenario that includes both a market-wide stress and a firm-specific stress, characterized by some or all of the following qualitative elements:

- Global recession, default by a medium-sized sovereign, low consumer and corporate confidence, and general financial instability.
- Severely challenged market environment with material declines in equity markets and widening of credit spreads.
- Damaging follow-on impacts to financial institutions leading to the failure of a large bank.
- A firm-specific crisis potentially triggered by material losses, reputational damage, litigation, executive departure, and/or a ratings downgrade.

The following are the critical modeling parameters of the Modeled Liquidity Outflow:

- Liquidity needs over a 30-day scenario.
- A two-notch downgrade of the firm's long-term senior unsecured credit ratings.
- A combination of contractual outflows, such as upcoming maturities of unsecured debt, and contingent outflows (e.g., actions though not contractually required, we may deem necessary in a crisis). We assume that most contingent outflows will occur within the initial days and weeks of a crisis.
- No issuance of equity or unsecured debt.
- No support from government funding facilities. Although we have access to various central bank funding programs, we do not assume reliance on them as a source of funding in a liquidity crisis.
- No diversification benefit across liquidity risks. We assume that liquidity risks are additive.
- Maintenance of our normal business levels. We do not assume asset liquidation, other than the GCE.

The Modeled Liquidity Outflow is calculated and reported to senior management on a daily basis. We regularly refine our model to reflect changes in market or economic conditions and the firm's business mix.

The potential contractual and contingent cash and collateral outflows covered in our Modeled Liquidity Outflow include:

Unsecured Funding

- Contractual: All upcoming maturities of unsecured long-term debt, commercial paper, promissory notes and other unsecured funding products. We assume that we will be unable to issue new unsecured debt or rollover any maturing debt.
- Contingent: Repurchases of our outstanding long-term debt, commercial paper and hybrid financial instruments in the ordinary course of business as a market maker.

Deposits

- Contractual: All upcoming maturities of term deposits. We assume that we will be unable to raise new term deposits or rollover any maturing term deposits.
- Contingent: Withdrawals of bank deposits that have no contractual maturity. The withdrawal assumptions reflect, among other factors, the type of deposit, whether the deposit is insured or uninsured, and the firm's relationship with the depositor.

Secured Funding

- Contractual: A portion of upcoming contractual maturities of secured funding due to either the inability to refinance or the ability to refinance only at wider haircuts (i.e., on terms which require us to post additional collateral). Our assumptions reflect, among other factors, the quality of the underlying collateral and counterparty concentration.
- Contingent: A decline in value of financial assets pledged as collateral for financing transactions, which would necessitate additional collateral postings under those transactions.

OTC Derivatives

- Contingent: Collateral postings to counterparties due to adverse changes in the value of our OTC derivatives.
- Contingent: Other outflows of cash or collateral related to OTC derivatives, including the impact of trade terminations, collateral substitutions, collateral disputes, collateral calls or termination payments required by a two-notch downgrade in our credit ratings, and collateral that has not been called by counterparties, but is available to them.

Exchange-Traded Derivatives

- Contingent: Variation margin postings required due to adverse changes in the value of our outstanding exchange-traded derivatives.
- Contingent: An increase in initial margin and guaranty fund requirements by derivative clearing houses.

Customer Cash and Securities

- Contingent: Liquidity outflows associated with our prime brokerage business, including withdrawals of customer credit balances, and a reduction in customer short positions, which serve as a funding source for long positions.

Unfunded Commitments

- Contingent: Draws on our unfunded commitments. Draw assumptions reflect, among other things, the type of commitment and counterparty.

Other

- Other upcoming large cash outflows, such as tax payments.

Asset-Liability Management

Our liquidity risk management policies are designed to ensure we have a sufficient amount of financing, even when funding markets experience persistent stress. We seek to maintain a long-dated and diversified funding profile, taking into consideration the characteristics and liquidity profile of our assets.

Our approach to asset-liability management includes:

- Conservatively managing the overall characteristics of our funding book, with a focus on maintaining long-term, diversified sources of funding in excess of our current requirements. See "Balance Sheet and Funding Sources — Funding Sources" for additional details.
- Actively managing and monitoring our asset base, with particular focus on the liquidity, holding period and our ability to fund assets on a secured basis. This enables us to determine the most appropriate funding products and tenors. Less liquid assets are more difficult to fund and therefore require funding of longer tenor. See "Balance Sheet and Funding Sources — Balance Sheet Management" for more detail on our balance sheet management process.
- Raising secured and unsecured financing that has a sufficiently longer term than the anticipated holding period of our assets. This reduces the risk that our liabilities will come due in advance of our ability to generate liquidity from the sale of our assets. Because we maintain a highly liquid balance sheet, the holding period of certain of our assets may be materially shorter than their contractual maturity dates.

Our goal is to have sufficient total capital (unsecured long-term borrowings plus total shareholders' equity) so that we can avoid reliance on asset sales (other than our GCE). However, we recognize that orderly asset sales may be prudent or necessary in a severe or persistent liquidity crisis. The target amount of our total capital is based on an internal funding model which incorporates the following long-term financing requirements:

- The portion of financial instruments owned, at fair value, that are not funded on a secured basis.
- Goodwill and identifiable intangible assets, property, leasehold improvements and equipment, and other illiquid assets.
- Derivative and other margin and collateral requirements.
- Anticipated draws on our unfunded loan commitments.
- Regulatory requirements to hold capital or other forms of financing in excess of what we would otherwise hold in regulated subsidiaries.

Subsidiary Funding Policies. The majority of our unsecured funding is raised by Group Inc. which lends the necessary funds to its subsidiaries, some of which are regulated, to meet their asset financing, liquidity and capital requirements. In addition, Group Inc. provides its regulated subsidiaries with the necessary capital to meet their regulatory requirements. The benefits of this approach to subsidiary funding are enhanced control and greater flexibility to meet the funding requirements of our subsidiaries. Funding is also raised at the subsidiary level through a variety of products, including secured funding, unsecured borrowings and deposits.

Our intercompany funding policies assume that, unless legally provided for, a subsidiary's funds or securities are not freely available to its parent company or other subsidiaries. In particular, many of our subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to Group Inc. Regulatory action of that kind could impede access to funds that Group Inc. needs to make payments on its obligations. Accordingly, we assume that the capital provided to our regulated subsidiaries is not available to Group Inc. or other subsidiaries and any other financing provided to our regulated subsidiaries is not available until the maturity of such financing.

Group Inc. has provided substantial amounts of equity and subordinated indebtedness, directly or indirectly, to its regulated subsidiaries. For example, as of December 2011, Group Inc. had $28.16 billion of equity and subordinated indebtedness invested in GS&Co., its principal U.S. registered broker-dealer; $28.43 billion invested in GSI, a regulated U.K. broker-dealer; $2.67 billion invested in GSEC, a U.S. registered broker-dealer; $4.28 billion invested in Goldman Sachs Japan Co., Ltd., a regulated Japanese broker-dealer; and $19.23 billion invested in GS Bank USA, a regulated New York State-chartered bank. Group Inc. also provided, directly or indirectly, $84.83 billion of unsubordinated loans and $6.12 billion of collateral to these entities, substantially all of which was to GS&Co. and GSI, as of December 2011. In addition, as of December 2011, Group Inc. had significant amounts of capital invested in and loans to its other regulated subsidiaries.

Contingency Funding Plan

The Goldman Sachs contingency funding plan sets out the plan of action we would use to fund business activity in crisis situations and periods of market stress. The contingency funding plan outlines a list of potential risk factors, key reports and metrics that are reviewed on an ongoing basis to assist in assessing the severity of, and managing through, a liquidity crisis and/or market dislocation. The contingency funding plan also describes in detail the firm's potential responses if our assessments indicate that the firm has entered a liquidity crisis, which include pre-funding for what we estimate will be our potential cash and collateral needs as well as utilizing secondary sources of liquidity. Mitigants and action items to address specific risks which may arise are also described and assigned to individuals responsible for execution.

The contingency funding plan identifies key groups of individuals to foster effective coordination, control and distribution of information, all of which are critical in the management of a crisis or period of market stress. The contingency funding plan also details the responsibilities of these groups and individuals, which include making and disseminating key decisions, coordinating all contingency activities throughout the duration of the crisis or period of market stress, implementing liquidity maintenance activities and managing internal and external communication.

Credit Ratings

The table below presents our unsecured credit ratings (excluding debt guaranteed by the FDIC under the TLGP) and outlook.

	As of December 2011					
	Short-Term Debt	Long-Term Debt	Subordinated Debt	Trust Preferred [1]	Preferred Stock [2]	Rating Outlook
DBRS, Inc.	R-1 (middle)	A (high)	A	A	BBB	Stable [8]
Fitch, Inc. [3, 4]	F1	A	A-	BBB+	BBB+	Stable [9]
Moody's Investors Service [5]	P-1	A1	A2	A3	Baa2	Negative [10]
Standard & Poor's Ratings Services [6, 7]	A-2	A-	BBB+	BB+	BB+	Negative [10]
Rating and Investment Information, Inc.	a-1+	AA-	A+	N/A	N/A	Negative [11]

1. Trust preferred securities issued by Goldman Sachs Capital I.
2. Includes Group Inc.'s non-cumulative preferred stock and the Normal Automatic Preferred Enhanced Capital Securities (APEX) issued by Goldman Sachs Capital II and Goldman Sachs Capital III.
3. GS Bank USA has been assigned a rating of A+ for long-term bank deposits, F1 for short-term bank deposits and A as a long-term issuer.
4. GS&Co. has been assigned a rating of F1 as a short-term issuer and A as a long-term issuer.
5. GS Bank USA has been assigned a rating of Aa3 for long-term bank deposits, P-1 for short-term bank deposits and Aa3 as a long-term issuer.
6. GS&Co. has been assigned a rating of A-1 as a short-term issuer and A as a long-term issuer.
7. GSI has been assigned a rating of A-1 as a short-term issuer and A as a long-term issuer.
8. Applies to long-term and short-term ratings.
9. Applies to long-term issuer default ratings.
10. Applies to long-term ratings.
11. Applies to issuer rating.

During the fourth quarter of 2011, after revising its global rating methodology for banks, Standard & Poor's Ratings Services lowered Group Inc.'s ratings on long-term debt (from A to A-), short-term debt (from A-1 to A-2), subordinated debt (from A- to BBB+), trust preferred (from BBB- to BB+) and preferred stock (from BBB- to BB+), and retained its outlook of "negative." In addition, as part of a global review of financial institutions, Fitch, Inc. lowered Group Inc.'s ratings on long-term debt (from A+ to A), short-term debt (from F1+ to F1), subordinated debt (from A to A-), trust preferred (from A- to BBB+) and preferred stock (from A- to BBB+), and retained its outlook of "stable."

On February 10, 2012, Standard & Poor's Ratings Services assigned GS Bank USA, a rating of A-1 as a short-term issuer and A as a long-term issuer.

On February 15, 2012, Moody's Investors Service placed the long- and short-term debt ratings of Group Inc. under review for downgrade as part of a global review of financial institutions.

We rely on the short-term and long-term debt capital markets to fund a significant portion of our day-to-day operations and the cost and availability of debt financing is influenced by our credit ratings. Credit ratings are also important when we are competing in certain markets, such as OTC derivatives, and when we seek to engage in longer-term transactions. See "Certain Risk Factors That May Affect Our Businesses" below and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a discussion of the risks associated with a reduction in our credit ratings.

We believe our credit ratings are primarily based on the credit rating agencies' assessment of:

- our liquidity, market, credit and operational risk management practices;
- the level and variability of our earnings;
- our capital base;
- our franchise, reputation and management;
- our corporate governance; and
- the external operating environment, including the assumed level of government support.

We allocate a portion of our GCE to ensure we would be able to make the additional collateral or termination payments that may be required in the event of a two-notch reduction in our long-term credit ratings, as well as collateral that has not been called by counterparties, but is available to them. The table below presents the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in our credit ratings.

	As of December	
in millions	**2011**	2010
Additional collateral or termination payments for a one-notch downgrade	**$1,303**	$1,353
Additional collateral or termination payments for a two-notch downgrade	**2,183**	2,781

The Basel Committee on Banking Supervision's international framework for liquidity risk measurement, standards and monitoring calls for imposition of a liquidity coverage ratio, designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets based on expected cash outflows under an acute liquidity stress scenario, and a net stable funding ratio, designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. The liquidity coverage ratio is not expected to be introduced as a requirement until January 1, 2015, and the net stable funding ratio is not expected to be introduced as a requirement until January 1, 2018. While the principles behind the new framework are broadly consistent with our current liquidity management framework, it is possible that the implementation of these standards could impact our liquidity and funding requirements and practices.

Cash Flows

As a global financial institution, our cash flows are complex and bear little relation to our net earnings and net assets. Consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the excess liquidity and asset-liability management policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our businesses.

Year Ended December 2011. Our cash and cash equivalents increased by $16.22 billion to $56.01 billion at the end of 2011. We generated $23.13 billion in net cash from operating and investing activities. We used net cash of $6.91 billion for financing activities, primarily for repurchases of our Series G Preferred Stock and common stock, partially offset by an increase in bank deposits.

Year Ended December 2010. Our cash and cash equivalents increased by $1.50 billion to $39.79 billion at the end of 2010. We generated $7.84 billion in net cash from financing activities primarily from net proceeds from issuances of short-term secured financings. We used net cash of $6.34 billion for operating and investing activities, primarily to fund an increase in securities purchased under agreements to resell and an increase in cash and securities segregated for regulatory and other purposes, partially offset by cash generated from a decrease in securities borrowed.

Year Ended December 2009. Our cash and cash equivalents increased by $24.49 billion to $38.29 billion at the end of 2009. We generated $48.88 billion in net cash from operating activities. We used net cash of $24.39 billion for investing and financing activities, primarily for net repayments in unsecured and secured short-term borrowings and the repurchases of Series H Preferred Stock and the related common stock warrant from the U.S. Treasury, partially offset by an increase in bank deposits and the issuance of common stock.

Market Risk Management

Overview

Market risk is the risk of loss in the value of our inventory due to changes in market prices. We hold inventory primarily for market making for our clients and for our investing and lending activities. Our inventory therefore changes based on client demands and our investment opportunities. Our inventory is accounted for at fair value and therefore fluctuates on a daily basis. Categories of market risk include the following:

- Interest rate risk: results from exposures to changes in the level, slope and curvature of yield curves, the volatilities of interest rates, mortgage prepayment speeds and credit spreads.
- Equity price risk: results from exposures to changes in prices and volatilities of individual equities, baskets of equities and equity indices.
- Currency rate risk: results from exposures to changes in spot prices, forward prices and volatilities of currency rates.
- Commodity price risk: results from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, petroleum products, and precious and base metals.

Market Risk Management Process

We manage our market risk by diversifying exposures, controlling position sizes and establishing economic hedges in related securities or derivatives. This includes:

- accurate and timely exposure information incorporating multiple risk metrics;
- a dynamic limit setting framework; and
- constant communication among revenue-producing units, risk managers and senior management.

Market Risk Management, which is independent of the revenue-producing units and reports to the firm's chief risk officer, has primary responsibility for assessing, monitoring and managing market risk at the firm. We monitor and control risks through strong firmwide oversight and independent control and support functions across the firm's global businesses.

Managers in revenue-producing units are accountable for managing risk within prescribed limits. These managers have in-depth knowledge of their positions, of markets and the instruments available to hedge their exposures.

Managers in revenue-producing units and Market Risk Management discuss market information, positions and estimated risk and loss scenarios on an ongoing basis.

Risk Measures

Market Risk Management produces risk measures and monitors them against market risk limits set by our firm's risk committees. These measures reflect an extensive range of scenarios and the results are aggregated at trading desk, business and firmwide levels.

We use a variety of risk measures to estimate the size of potential losses for both moderate and more extreme market moves over both short-term and long-term time horizons. Risk measures used for shorter-term periods include VaR and sensitivity metrics. For longer-term horizons, our primary risk measures are stress tests. Our risk reports detail key risks, drivers and changes for each desk and business, and are distributed daily to senior management of both our revenue-producing units and our independent control and support functions.

Systems

We have made a significant investment in technology to monitor market risk including:

- an independent calculation of VaR and stress measures;
- risk measures calculated at individual position levels;
- attribution of risk measures to individual risk factors of each position;
- the ability to report many different views of the risk measures (e.g., by desk, business, product type or legal entity); and
- the ability to produce ad hoc analyses in a timely manner.

Value-at-Risk

VaR is the potential loss in value of inventory positions due to adverse market movements over a defined time horizon with a specified confidence level. We typically employ a one-day time horizon with a 95% confidence level. The VaR model captures risks including interest rates, equity prices, currency rates and commodity prices. As such, VaR facilitates comparison across portfolios of different risk characteristics. VaR also captures the diversification of aggregated risk at the firmwide level.

We are aware of the inherent limitations to VaR and therefore use a variety of risk measures in our market risk management process. Inherent limitations to VaR include:

- VaR does not estimate potential losses over longer time horizons where moves may be extreme.
- VaR does not take account of the relative liquidity of different risk positions.
- Previous moves in market risk factors may not produce accurate predictions of all future market moves.

When calculating VaR, we use historical simulations with full valuation of approximately 70,000 market factors. The historical data used in our VaR calculation is weighted to give greater importance to more recent observations and reflect current asset volatilities. This improves the accuracy of our estimates of potential loss. As a result, even if our inventory positions were unchanged, our VaR would increase with increasing market volatility and vice versa.

Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions.

We evaluate the accuracy of our VaR model through daily backtesting (i.e., comparing daily trading net revenues to the VaR measure calculated as of the prior business day) at the firmwide level and for each of our businesses and major regulated subsidiaries.

Our VaR measure does not include:

- positions that are best measured and monitored using sensitivity measures; and
- the impact of changes in counterparty and our own credit spreads on derivatives as well as changes in our own credit spreads on unsecured borrowings for which the fair value option was elected.

Stress Testing

We use stress testing to examine risks of specific portfolios as well as the potential impact of significant risk exposures across the firm. We use a variety of scenarios to calculate the potential loss from a wide range of market moves on the firm's portfolios. These scenarios include the default of single corporate or sovereign entities, the impact of a move in a single risk factor across all positions (e.g., equity prices or credit spreads) or a combination of two or more risk factors.

Unlike VaR measures, which have an implied probability because they are calculated at a specified confidence level, there is generally no implied probability that our stress test scenarios will occur. Instead, stress tests are used to model both moderate and more extreme moves in underlying market factors. When estimating potential loss, we generally assume that our positions cannot be reduced or hedged (although experience demonstrates that we are generally able to do so).

Stress test scenarios are conducted on a regular basis as part of the firm's routine risk management process and on an ad hoc basis in response to market events or concerns. Stress testing is an important part of the firm's risk management process because it allows us to highlight potential loss concentrations, undertake risk/reward analysis, and assess and mitigate our risk positions.

Limits

We use risk limits at various levels in the firm (including firmwide, product and business) to govern risk appetite by controlling the size of our exposures to market risk. Limits are reviewed frequently and amended on a permanent or temporary basis to reflect changing market conditions, business conditions or tolerance for risk.

The Firmwide Risk Committee sets market risk limits at firmwide and product levels and our Securities Division Risk Committee sets sub-limits for market-making and investing activities at a business level. The purpose of the firmwide limits is to assist senior management in controlling the firm's overall risk profile. Sub-limits set the desired maximum amount of exposure that may be managed by any particular business on a day-to-day basis without additional levels of senior management approval, effectively leaving day-to-day trading decisions to individual desk managers and traders. Accordingly, sub-limits are a management tool designed to ensure appropriate escalation rather than to establish maximum risk tolerance. Sub-limits also distribute risk among various businesses in a manner that is consistent with their level of activity and client demand, taking into account the relative performance of each area.

Our market risk limits are monitored daily by Market Risk Management, which is responsible for identifying and escalating, on a timely basis, instances where limits have been exceeded. The business-level limits that are set by the Securities Division Risk Committee are subject to the same scrutiny and limit escalation policy as the firmwide limits.

When a risk limit has been exceeded (e.g., due to changes in market conditions, such as increased volatilities or changes in correlations), it is reported to the appropriate risk committee and a discussion takes place with the relevant desk managers, after which either the risk position is reduced or the risk limit is temporarily or permanently increased.

Metrics

We analyze VaR at the firmwide level and a variety of more detailed levels, including by risk category, business, and region. The tables below present average daily VaR and year-end VaR by risk category.

Average Daily VaR

in millions	Year Ended December		
Risk Categories	**2011**	2010	2009
Interest rates	**$ 94**	$ 93	$176
Equity prices	**33**	68	66
Currency rates	**20**	32	36
Commodity prices	**32**	33	36
Diversification effect [1]	**(66)**	(92)	(96)
Total	**$113**	$134	$218

1. Equals the difference between total VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our average daily VaR decreased to $113 million in 2011 from $134 million in 2010, primarily reflecting decreases in the equity prices and currency rates categories, principally due to reduced exposures. These decreases were partially offset by a decrease in the diversification benefit across risk categories.

Our average daily VaR decreased to $134 million in 2010 from $218 million in 2009, principally due to a decrease in the interest rates category which was primarily due to reduced exposures, lower levels of volatility and tighter spreads.

Year-End VaR and High and Low VaR

in millions	As of December		Year Ended December 2011	
Risk Categories	**2011**	2010	**High**	**Low**
Interest rates	**$100**	$ 78	**$147**	**$69**
Equity prices	**31**	51	**119**	**14**
Currency rates	**14**	27	**31**	**10**
Commodity prices	**23**	25	**53**	**20**
Diversification effect [1]	**(69)**	(70)		
Total	**$ 99**	$111	**$169**	**$82**

1. Equals the difference between total VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our daily VaR decreased to $99 million as of December 2011 from $111 million as of December 2010, primarily reflecting decreases in the equity prices and currency rates categories, principally due to reduced exposures. These decreases were partially offset by an increase in the interest rates category, primarily due to higher levels of volatility and wider credit spreads.

During the year ended December 2011, the firmwide VaR risk limit was exceeded on one occasion. It was resolved by a temporary increase in the firmwide VaR risk limit, which was subsequently made permanent due to higher levels of volatility. The firmwide VaR risk limit had previously been reduced on one occasion in 2011, reflecting lower risk utilization and the market environment.

During the year ended December 2010, the firmwide VaR risk limit was exceeded on one occasion in order to facilitate a client transaction and was resolved by a reduction in the risk position on the following day. Separately, during the year ended December 2010, the firmwide VaR risk limit was reduced on one occasion reflecting lower risk utilization.

The chart below reflects the VaR over the last four quarters.


Daily VaR
$ in millions
Daily Trading VaR
200
180
160
140
120
100
80
60
40
20
0
First Quarter 2011
Second Quarter 2011
Third Quarter 2011
Fourth Quarter 2011

The chart below presents the frequency distribution of our daily trading net revenues for substantially all inventory positions included in VaR for the year ended December 2011.


Daily Trading Net Revenues
$ in millions
Number of Days
80
60
40
20
0
4
7
4
18
21
43
38
34
29
54
<(100)
(100)-(75)
(75)-(50)
(50)-(25)
(25)-0
0-25
25-50
50-75
75-100
>100
Daily Trading Net Revenues

Daily trading net revenues are compared with VaR calculated as of the end of the prior business day. The firm incurred trading losses on a single day in excess of our 95% one-day VaR (i.e., a VaR exception) on three occasions during 2011 and on two occasions during 2010.

During periods in which the firm has significantly more positive net revenue days than net revenue loss days, we expect to have fewer VaR exceptions because, under normal conditions, our business model generally produces positive net revenues. In periods in which our franchise revenues are adversely affected, we generally have more loss days, resulting in more VaR exceptions. In addition, VaR backtesting is performed against total daily market-making revenues, including bid/offer net revenues which are more likely than not to be positive by their nature.

Sensitivity Measures

Certain portfolios and individual positions are not included in VaR because VaR is not the most appropriate risk measure. The market risk of these positions is determined by estimating the potential reduction in net revenues of a 10% decline in the underlying asset value.

The table below presents market risk for positions that are not included in VaR. These measures do not reflect diversification benefits across asset categories and therefore have not been aggregated.

Asset Categories	**10% Sensitivity**	
	Amount as of December	
in millions	2011	2010
ICBC [1]	$ 212	$ 286
Equity (excluding ICBC) [2]	2,458	2,529
Debt [3]	1,521	1,655

1. Excludes third-party interests held by investment funds managed by Goldman Sachs.
2. Relates to private and restricted public equity securities, including interests in firm-sponsored funds that invest in corporate equities and real estate and interests in firm-sponsored hedge funds.
3. Relates to corporate bank debt, loans backed by commercial and residential real estate, and other corporate debt, including acquired portfolios of distressed loans and interests in our firm-sponsored funds that invest in corporate mezzanine and senior debt instruments.

VaR excludes the impact of changes in counterparty and our own credit spreads on derivatives as well as changes in our own credit spreads on unsecured borrowings for which the fair value option was elected. The estimated sensitivity to a one basis point increase in credit spreads (counterparty and our own) on derivatives was a $4 million gain as of December 2011. In addition, the estimated sensitivity to a one basis point increase in our own credit spreads on unsecured borrowings for which the fair value option was elected was a $7 million gain (including hedges) as of December 2011. However, the actual net impact of a change in our own credit spreads is also affected by the liquidity, duration and convexity (as the sensitivity is not linear to changes in yields) of those unsecured borrowings for which the fair value option was elected, as well as the relative performance of any hedges undertaken.

The firm engages in insurance activities where we reinsure and purchase portfolios of insurance risk and pension liabilities. The risks associated with these activities include, but are not limited to: equity, interest rate, reinvestment and mortality risk. The firm mitigates risks associated with insurance activities through the use of reinsurance and hedging. Certain of the assets associated with the firm's insurance activities are included in VaR. In addition to the positions included in VaR we held $4.86 billion of securities accounted for as available-for-sale as of December 2011, substantially all of which support the firm's insurance subsidiaries. As of December 2011, our available-for-sale securities primarily consisted of $1.81 billion of corporate debt securities with an average yield of 5%, the majority of which will mature after five years, $1.42 billion of mortgage and other asset-backed loans and securities with an average yield of 10%, the majority of which will mature after ten years, and $662 million of U.S. government and federal agency obligations with an average yield of 3%, the majority of which will mature after ten years. As of December 2010, we held $3.67 billion of securities accounted for as available-for-sale primarily consisting of $1.69 billion of corporate debt securities with an average yield of 6%, the majority of which will mature after five years, $670 million of mortgage and other asset-backed loans and securities with an average yield of 11%, which will mature after ten years, and $637 million of U.S. government and federal agency obligations with an average yield of 4%, the majority of which will mature after ten years.

In addition, as of December 2011 and December 2010, we had commitments and held loans under the William Street credit extension program. As of December 2010, we also held money market instruments under this program. See Note 18 to the consolidated financial statements for further information about our William Street credit extension program.

Additionally, we make investments accounted for under the equity method and we also make direct investments in real estate, both of which are included in "Other assets" in the consolidated statements of financial condition. Direct investments in real estate are accounted for at cost less accumulated depreciation. See Note 12 to the consolidated financial statements for information on "Other assets."

Credit Risk Management

Overview

Credit risk represents the potential for loss due to the default or deterioration in credit quality of a counterparty (e.g., an OTC derivatives counterparty or a borrower) or an issuer of securities or other instruments we hold. Our exposure to credit risk comes mostly from client transactions in OTC derivatives and loans and lending commitments. Credit risk also comes from cash placed with banks, securities financing transactions (i.e., resale and repurchase agreements and securities borrowing and lending activities) and receivables from brokers, dealers, clearing organizations, customers and counterparties.

Credit Risk Management, which is independent of the revenue-producing units and reports to the firm's chief risk officer, has primary responsibility for assessing, monitoring and managing credit risk at the firm. The Credit Policy Committee and the Firmwide Risk Committee establish and review credit policies and parameters. In addition, we hold other positions that give rise to credit risk (e.g., bonds held in our inventory and secondary bank loans). These credit risks are captured as a component of market risk measures, which are monitored and managed by Market Risk Management, consistent with other inventory positions.

Policies authorized by the Firmwide Risk Committee and the Credit Policy Committee prescribe the level of formal approval required for the firm to assume credit exposure to a counterparty across all product areas, taking into account any enforceable netting provisions, collateral or other credit risk mitigants.

Credit Risk Management Process

Effective management of credit risk requires accurate and timely information, a high level of communication and knowledge of customers, countries, industries and products. Our process for managing credit risk includes:

- approving transactions and setting and communicating credit exposure limits;
- monitoring compliance with established credit exposure limits;
- assessing the likelihood that a counterparty will default on its payment obligations;
- measuring the firm's current and potential credit exposure and losses resulting from counterparty default;
- reporting of credit exposures to senior management, the Board and regulators;
- use of credit risk mitigants, including collateral and hedging; and
- communication and collaboration with other independent control and support functions such as operations, legal and compliance.

As part of the risk assessment process, Credit Risk Management performs credit reviews which include initial and ongoing analyses of our counterparties. A credit review is an independent judgment about the capacity and willingness of a counterparty to meet its financial obligations. For substantially all of our credit exposures, the core of our process is an annual counterparty review. A counterparty review is a written analysis of a counterparty's business profile and financial strength resulting in an internal credit rating which represents the probability of default on financial obligations to the firm. The determination of internal credit ratings incorporates assumptions with respect to the counterparty's future business performance, the nature and outlook for the counterparty's industry, and the economic environment. Senior personnel within Credit Risk Management, with expertise in specific industries, inspect and approve credit reviews and internal credit ratings.

Our global credit risk management systems capture credit exposure to individual counterparties and on an aggregate basis to counterparties and their subsidiaries (economic groups). These systems also provide management with comprehensive information on our aggregate credit risk by product, internal credit rating, industry, country and region.

Risk Measures and Limits

We measure our credit risk based on the potential loss in an event of non-payment by a counterparty. For derivatives and securities financing transactions, the primary measure is potential exposure, which is our estimate of the future exposure that could arise over the life of a transaction based on market movements within a specified confidence level. Potential exposure takes into account netting and collateral arrangements. For loans and lending commitments, the primary measure is a function of the notional amount of the position. We also monitor credit risk in terms of current exposure, which is the amount presently owed to the firm after taking into account applicable netting and collateral.

We use credit limits at various levels (counterparty, economic group, industry, country) to control the size of our credit exposures. Limits for counterparties and economic groups are reviewed regularly and revised to reflect changing appetites for a given counterparty or group of counterparties. Limits for industries and countries are based on the firm's risk tolerance and are designed to allow for regular monitoring, review, escalation and management of credit risk concentrations.

Stress Tests/Scenario Analysis

We use regular stress tests to calculate the credit exposures, including potential concentrations that would result from applying shocks to counterparty credit ratings or credit risk factors (e.g., currency rates, interest rates, equity prices). These shocks include a wide range of moderate and more extreme market movements. Some of our stress tests include shocks to multiple risk factors, consistent with the occurrence of a severe market or economic event (e.g., sovereign debt default). Unlike potential exposure, which is calculated within a specified confidence level, with a stress test there is generally no assumed probability of these events occurring.

We run stress tests on a regular basis as part of our routine risk management processes and conduct tailored stress tests on an ad hoc basis in response to market developments. Stress tests are regularly conducted jointly with the firm's market and liquidity risk functions.

Risk Mitigants

To reduce our credit exposures on derivatives and securities financing transactions, we may enter into netting agreements with counterparties that permit us to offset receivables and payables with such counterparties. We may also reduce credit risk with counterparties by entering into agreements that enable us to obtain collateral from them on an upfront or contingent basis and/or to terminate transactions if the counterparty's credit rating falls below a specified level.

For loans and lending commitments, we typically employ a variety of potential risk mitigants, depending on the credit quality of the borrower and other characteristics of the transaction. Risk mitigants include: collateral provisions, guarantees, covenants, structural seniority of the bank loan claims and, for certain lending commitments, provisions in the legal documentation that allow the firm to adjust loan amounts, pricing, structure and other terms as market conditions change. The type and structure of risk mitigants employed can significantly influence the degree of credit risk involved in a loan.

When we do not have sufficient visibility into a counterparty's financial strength or when we believe a counterparty requires support from its parent company, we may obtain third-party guarantees of the counterparty's obligations. We may also mitigate our credit risk using credit derivatives or participation agreements.

Credit Exposures

The firm's credit exposures are described further below.

Cash and Cash Equivalents. Cash and cash equivalents include both interest-bearing and non-interest bearing deposits. To mitigate the risk of credit loss, we place substantially all of our deposits with highly rated banks and central banks.

OTC Derivatives. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement.

Derivatives are accounted for at fair value net of cash collateral received or posted under credit support agreements. As credit risk is an essential component of fair value, the firm includes a credit valuation adjustment (CVA) in the fair value of derivatives to reflect counterparty credit risk, as described in Note 7 to the consolidated financial statements. CVA is a function of the present value of expected exposure, the probability of counterparty default and the assumed recovery upon default.

The tables below present the distribution of our exposure to OTC derivatives by tenor, based on expected duration for mortgage-related credit derivatives and generally on remaining contractual maturity for other derivatives, both before and after the effect of collateral and netting agreements. Receivable and payable balances for the same counterparty across tenor categories are netted under enforceable netting agreements, and cash collateral received is netted under credit support agreements. Receivable and payable balances with the same counterparty in the same tenor category are netted within such tenor category. The categories shown reflect our internally determined public rating agency equivalents.

in millions **Credit Rating Equivalent**	**As of December 2011** 0 - 12 Months	1 - 5 Years	5 Years or Greater	Total	Netting	Exposure	Exposure Net of Collateral
AAA/Aaa	**$ 727**	**$ 786**	**$ 2,297**	**$ 3,810**	**$ (729)**	**$ 3,081**	**$ 2,770**
AA/Aa2	**4,661**	**10,198**	**28,094**	**42,953**	**(22,972)**	**19,981**	**12,954**
A/A2	**17,704**	**36,553**	**50,787**	**105,044**	**(73,873)**	**31,171**	**17,109**
BBB/Baa2	**7,376**	**14,222**	**25,612**	**47,210**	**(36,214)**	**10,996**	**6,895**
BB/Ba2 or lower	**2,896**	**4,497**	**6,597**	**13,990**	**(6,729)**	**7,261**	**4,527**
Unrated	**752**	**664**	**391**	**1,807**	**(149)**	**1,658**	**1,064**
Total	**$34,116**	**$66,920**	**$113,778**	**$214,814**	**$(140,666)**	**$74,148**	**$45,319**

in millions **Credit Rating Equivalent**	As of December 2010 0 - 12 Months	1 - 5 Years	5 Years or Greater	Total	Netting	Exposure	Exposure Net of Collateral
AAA/Aaa	$ 504	$ 728	$ 2,597	$ 3,829	$ (491)	$ 3,338	$ 3,088
AA/Aa2	5,234	8,875	15,579	29,688	(18,167)	11,521	6,935
A/A2	13,556	38,522	49,568	101,646	(74,650)	26,996	16,839
BBB/Baa2	3,818	18,062	19,625	41,505	(27,832)	13,673	8,182
BB/Ba2 or lower	3,583	5,382	3,650	12,615	(4,553)	8,062	5,439
Unrated	709	1,081	332	2,122	(20)	2,102	1,539
Total	$27,404	$72,650	$91,351	$191,405	$(125,713)	$65,692	$42,022

Lending Activities. We manage the firm's traditional credit origination activities, including funded loans, lending commitments and the William Street credit extension program, using the credit risk process, measures and limits described above. Other lending positions, including secondary trading positions, are risk-managed as a component of market risk.

Other Credit Exposures. The firm is exposed to credit risk from its receivables from brokers, dealers and clearing organizations and customers and counterparties. Receivables from brokers, dealers and clearing organizations are primarily comprised of initial margin placed with clearing organizations and receivables related to sales of securities which have traded, but not yet settled. These receivables have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements. Receivables from customers and counterparties are generally comprised of collateralized receivables related to customer securities transactions and have minimal credit risk due to both the value of the collateral received and the short-term nature of these receivables.

Credit Exposures

During the year ended December 2011, our credit exposures increased, reflecting growth in lending activity and OTC derivatives, and increased cash balances. While credit spreads widened during the year ended December 2011, the percentage of our credit exposure arising from non-investment-grade counterparties (based on our internally determined public rating agency equivalents) was essentially unchanged from December 2010. Counterparty defaults and the associated credit losses have remained at low levels during the year ended December 2011 as compared with the same prior year period.

The tables below present the firm's credit exposures related to cash, OTC derivatives, and loans and lending commitments associated with traditional credit origination activities broken down by industry, region and internal credit rating.

Credit Exposure by Industry

in millions	Cash		OTC Derivatives		Loans and Lending Commitments [1]	
	As of December		As of December		As of December	
	2011	2010	**2011**	2010	**2011**	2010
Asset Managers & Funds	**$ 64**	$ —	**$10,582**	$ 8,760	**$ 1,290**	$ 1,317
Banks, Brokers & Other Financial Institutions	**12,535**	11,020	**25,041**	23,255	**3,591**	3,485
Consumer Products, Non-Durables, and Retail	**11**	—	**1,031**	1,082	**12,685**	8,141
Government & Central Banks	**43,389**	28,766	**16,642**	11,705	**1,828**	1,370
Healthcare & Education	**—**	—	**2,962**	2,161	**7,158**	5,754
Insurance	**—**	1	**2,828**	2,462	**2,891**	3,054
Natural Resources & Utilities	**—**	—	**4,803**	5,259	**14,795**	11,021
Real Estate	**—**	—	**327**	528	**2,695**	1,523
Technology, Media, Telecommunications & Services	**2**	1	**2,124**	1,694	**12,645**	7,690
Transportation	**—**	—	**1,104**	962	**5,753**	3,822
Other	**7**	—	**6,704**	7,824	**5,759**	6,007
Total [2]	**$56,008**	$39,788	**$74,148**	$65,692	**$71,091**	$53,184

Credit Exposure by Region

in millions	Cash		OTC Derivatives		Loans and Lending Commitments [1]	
	As of December		As of December		As of December	
	2011	2010	**2011**	2010	**2011**	2010
Americas	**$48,543**	$34,528	**$36,591**	$34,468	**$52,755**	$38,151
EMEA [3]	**1,800**	810	**29,549**	23,396	**16,989**	14,451
Asia	**5,665**	4,450	**8,008**	7,828	**1,347**	582
Total [2]	**$56,008**	$39,788	**$74,148**	$65,692	**$71,091**	$53,184

Credit Exposure by Credit Quality

in millions	Cash		OTC Derivatives		Loans and Lending Commitments [1]	
	As of December		As of December		As of December	
	2011	2010	**2011**	2010	**2011**	2010
Credit Rating Equivalent						
AAA/Aaa	**$40,559**	$27,851	**$ 3,081**	$ 3,338	**$ 2,192**	$ 1,783
AA/Aa2	**7,463**	4,547	**19,981**	11,521	**7,026**	5,273
A/A2	**6,464**	5,603	**31,171**	26,996	**21,055**	15,766
BBB/Baa2	**195**	1,007	**10,996**	13,673	**22,937**	17,544
BB/Ba2 or lower	**1,209**	764	**7,261**	8,062	**17,820**	12,774
Unrated	**118**	16	**1,658**	2,102	**61**	44
Total [2]	**$56,008**	$39,788	**$74,148**	$65,692	**$71,091**	$53,184

1. Includes approximately $10 billion and $4 billion of loans as of December 2011 and December 2010, respectively, and approximately $61 billion and $49 billion of lending commitments as of December 2011 and December 2010, respectively. Excludes approximately $10 billion and $14 billion of loans as of December 2011 and December 2010, respectively, and lending commitments with a total notional value of approximately $5 billion and $3 billion as of December 2011 and December 2010, respectively, that are risk managed as part of market risk using VaR and sensitivity measures.
2. The firm bears credit risk related to resale agreements and securities borrowed only to the extent that cash advanced to the counterparty exceeds the value of the collateral received. The firm also has credit exposure on repurchase agreements and securities loaned to the extent that the value of securities pledged or delivered to the counterparty for these transactions exceeds the amount of cash or collateral received. We had approximately $41 billion and $31 billion as of December 2011 and December 2010, respectively, in credit exposure related to securities financing transactions reflecting enforceable netting agreements.
3. EMEA (Europe, Middle East and Africa).

Selected Country Exposures

During 2011 and continuing into 2012, there have been concerns about European sovereign debt risk and its impact on the European banking system and a number of European member states have been experiencing significant credit deterioration. The most pronounced market concerns relate to Greece, Ireland, Italy, Portugal and Spain. The table below presents our credit exposure (both gross and net of hedges) to all sovereigns, financial institutions and corporate counterparties or borrowers in these countries. In addition, the table includes the market exposure of our long and short inventory in which the issuer or underlier is located in these countries.

The country of risk is determined by the location of the counterparty, issuer or underlier's assets, where they generate revenue, the country in which they are headquartered, and/or the government whose policies affect their ability to repay their obligations.

	As of December 2011											
	Credit Exposure								Market Exposure			
in billions	Loans	OTC Derivatives	Other	Gross Funded	Hedges	Total Net Funded Credit Exposure	Unfunded Credit Exposure	Total Credit Exposure	Bonds	Equities and Other	Credit Derivatives	Total Market Exposure
Greece												
Sovereign	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$0.33	$ —	$(0.02)	$0.31
Non-Sovereign	0.02	0.05	—	0.07	—	0.07	—	0.07	0.03	0.01	0.02	0.06
Total Greece	0.02	0.05	—	0.07	—	0.07	—	0.07	0.36	0.01	—	0.37
Ireland												
Sovereign	—	—	0.25	0.25	—	0.25	—	0.25	0.41	—	(0.35)	0.06
Non-Sovereign	—	0.54	0.07	0.61	(0.01)	0.60	0.06	0.66	0.41	0.09	0.11	0.61
Total Ireland	—	0.54	0.32	0.86	(0.01)	0.85	0.06	0.91	0.82	0.09	(0.24)	0.67
Italy												
Sovereign	—	1.67	—	1.67	(1.41)	0.26	—	0.26	0.21	—	0.20	0.41
Non-Sovereign	0.13	0.45	—	0.58	(0.02)	0.56	0.40	0.96	0.19	0.30	(0.90)	(0.41)
Total Italy	0.13	2.12	—	2.25	(1.43)	0.82	0.40	1.22	0.40	0.30	(0.70)	—
Portugal												
Sovereign	—	0.15	—	0.15	—	0.15	—	0.15	(0.10)	—	0.02	(0.08)
Non-Sovereign	—	0.06	—	0.06	—	0.06	—	0.06	0.23	0.01	(0.18)	0.06
Total Portugal	—	0.21	—	0.21	—	0.21	—	0.21	0.13	0.01	(0.16)	(0.02)
Spain												
Sovereign	—	0.09	—	0.09	—	0.09	—	0.09	0.15	—	(0.55)	(0.40)
Non-Sovereign	0.15	0.25	0.02	0.42	(0.14)	0.28	0.15	0.43	0.35	0.24	(0.63)	(0.04)
Total Spain	0.15	0.34	0.02	0.51	(0.14)	0.37	0.15	0.52	0.50	0.24	(1.18)	(0.44)
Subtotal	$0.30	$3.26 [1]	$0.34	$3.90 [1]	$(1.58)	$2.32	$0.61	$2.93	$2.21	$0.65	$(2.28) [2]	$0.58

1. Includes the benefit of $6.5 billion of cash and U.S. Treasury securities collateral and excludes non-U.S. government and corporate securities collateral of $341 million.

2. Includes written and purchased credit derivative notionals reduced by the fair values of such credit derivatives.

We economically hedge our exposure to written credit derivatives by entering into offsetting purchased credit derivatives with identical underlyings. Where possible, we endeavor to match the tenor and credit default terms of such hedges to that of our written credit derivatives. Substantially all purchased credit derivatives included above are bought from investment-grade counterparties domiciled outside of these countries and are collateralized with cash or U.S. Treasury securities. The gross purchased and written credit derivative notionals across the above countries for single-name credit default swaps were $147.3 billion and $142.4 billion, respectively. Including netting under legally enforceable netting agreements, within each and across all of the countries above, the purchased and written credit derivative notionals for single-name credit default swaps were $21.1 billion and $16.2 billion, respectively. These notionals are not representative of our exposure because they exclude available netting under legally enforceable netting agreements on other derivatives outside of these countries and collateral received or posted under credit support agreements.

For information about the nature of or payout under trigger events related to written and purchased credit protection contracts see Note 7 to the consolidated financial statements.

We evaluate and monitor the effects of indirect exposure from these countries. See "Liquidity Risk Management — Modeled Liquidity Outflow," "Market Risk Management — Stress Testing" and "Credit Risk Management — Stress Tests/Scenario Analysis" for further discussion.

On January 13, 2012, Standard & Poor's Ratings Services lowered the sovereign debt ratings on Italy from A to BBB+, Portugal from BBB- to BB, and Spain from AA- to A. On January 27, 2012, Fitch, Inc. lowered the sovereign debt ratings on Italy from A+ to A-, and Spain from AA- to A. On February 13, 2012, Moody's Investors Service lowered the sovereign debt ratings on Italy from A2 to A3, Portugal from Ba2 to Ba3, and Spain from A1 to A3. On February 22, 2012, Fitch, Inc. lowered the sovereign debt ratings on Greece from CCC to C. These downgrades did not have a material effect on our financial condition, results of operations, liquidity or capital resources.

Operational Risk Management

Overview

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Our exposure to operational risk arises from routine processing errors as well as extraordinary incidents, such as major systems failures. Potential types of loss events related to internal and external operational risk include:

- clients, products and business practices;
- execution, delivery and process management;
- business disruption and system failures;
- employment practices and workplace safety;
- damage to physical assets;
- internal fraud; and
- external fraud.

The firm maintains a comprehensive control framework designed to provide a well-controlled environment to minimize operational risks. The Firmwide Operational Risk Committee, along with the support of regional or entity-specific working groups or committees, provides oversight of the ongoing development and implementation of our operational risk policies and framework. Our Operational Risk Management department (Operational Risk Management) is a risk management function independent of our revenue-producing units, reports to the firm's chief risk officer, and is responsible for developing and implementing policies, methodologies and a formalized framework for operational risk management with the goal of minimizing our exposure to operational risk.

Operational Risk Management Process

Managing operational risk requires timely and accurate information as well as a strong control culture. We seek to manage our operational risk through:

- the training, supervision and development of our people;
- the active participation of senior management in identifying and mitigating key operational risks across the firm;
- independent control and support functions that monitor operational risk on a daily basis and have instituted extensive policies and procedures and implemented controls designed to prevent the occurrence of operational risk events;
- proactive communication between our revenue-producing units and our independent control and support functions; and
- a network of systems throughout the firm to facilitate the collection of data used to analyze and assess our operational risk exposure.

We combine top-down and bottom-up approaches to manage and measure operational risk. From a top-down perspective, the firm's senior management assesses firmwide and business level operational risk profiles. From a bottom-up perspective, revenue-producing units and independent control and support functions are responsible for risk management on a day-to-day basis, including identifying, mitigating, and escalating operational risks to senior management.

Our operational risk framework is in part designed to comply with the operational risk measurement rules under Basel 2 and has evolved based on the changing needs of our businesses and regulatory guidance. Our framework includes the following practices:

- Risk identification and reporting;
- Risk measurement; and
- Risk monitoring.

Internal Audit performs a review of our operational risk framework, including our key controls, processes and applications, on an annual basis to ensure the effectiveness of our framework.

Risk Identification and Reporting

The core of our operational risk management framework is risk identification and reporting. We have a comprehensive data collection process, including firmwide policies and procedures, for operational risk events.

We have established policies that require managers in our revenue-producing units and our independent control and support functions to escalate operational risk events. When operational risk events are identified, our policies require that the events be documented and analyzed to determine whether changes are required in the firm's systems and/or processes to further mitigate the risk of future events.

In addition, our firmwide systems capture internal operational risk event data, key metrics such as transaction volumes, and statistical information such as performance trends. We use an internally-developed operational risk management application to aggregate and organize this information. Managers from both revenue-producing units and independent control and support functions analyze the information to evaluate operational risk exposures and identify businesses, activities or products with heightened levels of operational risk. We also provide operational risk reports to senior management, risk committees and the Board periodically.

Risk Measurement

We measure the firm's operational risk exposure over a twelve-month time horizon using both statistical modeling and scenario analyses, which involve qualitative assessments of the potential frequency and extent of potential operational risk losses, for each of the firm's businesses. Operational risk measurement incorporates qualitative and quantitative assessments of factors including:

- internal and external operational risk event data;
- assessments of the firm's internal controls;
- evaluations of the complexity of the firm's business activities;
- the degree of and potential for automation in the firm's processes;
- new product information;
- the legal and regulatory environment;
- changes in the markets for the firm's products and services, including the diversity and sophistication of the firm's customers and counterparties; and
- the liquidity of the capital markets and the reliability of the infrastructure that supports the capital markets.

The results from these scenario analyses are used to monitor changes in operational risk and to determine business lines that may have heightened exposure to operational risk. These analyses ultimately are used to determine the appropriate level of operational risk capital to hold.

Risk Monitoring

We evaluate changes in the operational risk profile of the firm and its businesses, including changes in business mix or jurisdictions in which the firm operates, by monitoring these factors at a firmwide, entity and business level. The firm has both detective and preventive internal controls, which are designed to reduce the frequency and severity of operational risk losses and the probability of operational risk events. We monitor the results of assessments and independent internal audits of these internal controls.

Recent Accounting Developments

See Note 3 to the consolidated financial statements for information about Recent Accounting Developments.

Certain Risk Factors That May Affect Our Businesses

We face a variety of risks that are substantial and inherent in our businesses, including market, liquidity, credit, operational, legal, regulatory and reputational risks. For a discussion of how management seeks to manage some of these risks, see "Overview and Structure of Risk Management." A summary of the more important factors that could affect our businesses follows. For a further discussion of these and other important factors that could affect our businesses, financial condition, results of operations, cash flows and liquidity, see "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

- Our businesses have been and may continue to be adversely affected by conditions in the global financial markets and economic conditions generally.
- Our businesses have been and may be adversely affected by declining asset values. This is particularly true for those businesses in which we have net "long" positions, receive fees based on the value of assets managed, or receive or post collateral.
- Our businesses have been and may be adversely affected by disruptions in the credit markets, including reduced access to credit and higher costs of obtaining credit.

- Our market-making activities have been and may be affected by changes in the levels of market volatility.
- Our investment banking, client execution and investment management businesses have been adversely affected and may continue to be adversely affected by market uncertainty or lack of confidence among investors and CEOs due to general declines in economic activity and other unfavorable economic, geopolitical or market conditions.
- Our investment management business may be affected by the poor investment performance of our investment products.
- We may incur losses as a result of ineffective risk management processes and strategies.
- Our liquidity, profitability and businesses may be adversely affected by an inability to access the debt capital markets or to sell assets or by a reduction in our credit ratings or by an increase in our credit spreads.
- Conflicts of interest are increasing and a failure to appropriately identify and address conflicts of interest could adversely affect our businesses.
- Group Inc. is a holding company and is dependent for liquidity on payments from its subsidiaries, many of which are subject to restrictions.
- Our businesses, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets or whose securities or obligations we hold.
- Concentration of risk increases the potential for significant losses in our market-making, underwriting, investing and lending activities.
- The financial services industry is highly competitive.
- We face enhanced risks as new business initiatives lead us to transact with a broader array of clients and counterparties and expose us to new asset classes and new markets.
- Derivative transactions and delayed settlements may expose us to unexpected risk and potential losses.
- Our businesses may be adversely affected if we are unable to hire and retain qualified employees.
- Our businesses and those of our clients are subject to extensive and pervasive regulation around the world.
- We may be adversely affected by increased governmental and regulatory scrutiny or negative publicity.
- A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the disclosure of confidential information, damage our reputation and cause losses.
- Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause us significant reputational harm, which in turn could seriously harm our business prospects.
- The growth of electronic trading and the introduction of new trading technology may adversely affect our business and may increase competition.
- Our commodities activities, particularly our power generation interests and our physical commodities activities, subject us to extensive regulation, potential catastrophic events and environmental, reputational and other risks that may expose us to significant liabilities and costs.
- In conducting our businesses around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in many countries.
- We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

Management's Report on Internal Control over Financial Reporting

Management of The Goldman Sachs Group, Inc., together with its consolidated subsidiaries (the firm), is responsible for establishing and maintaining adequate internal control over financial reporting. The firm's internal control over financial reporting is a process designed under the supervision of the firm's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2011, management conducted an assessment of the firm's internal control over financial reporting based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the firm's internal control over financial reporting as of December 31, 2011 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the firm; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the firm's assets that could have a material effect on our financial statements.

The firm's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 99, which expresses an unqualified opinion on the effectiveness of the firm's internal control over financial reporting as of December 31, 2011.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
The Goldman Sachs Group, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its subsidiaries (the Company) at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 98. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
New York, New York
February 28, 2012

Consolidated Statements of Earnings

in millions, except per share amounts	Year Ended December 2011	2010	2009
Revenues			
Investment banking	**$ 4,361**	$ 4,810	$ 4,984
Investment management	**4,691**	4,669	4,233
Commissions and fees	**3,773**	3,569	3,840
Market making	**9,287**	13,678	22,088
Other principal transactions	**1,507**	6,932	2,621
Total non-interest revenues	**23,619**	33,658	37,766
Interest income	**13,174**	12,309	13,907
Interest expense	**7,982**	6,806	6,500
Net interest income	**5,192**	5,503	7,407
Net revenues, including net interest income	**28,811**	39,161	45,173
Operating expenses			
Compensation and benefits	**12,223**	15,376	16,193
U.K. bank payroll tax	**—**	465	—
Brokerage, clearing, exchange and distribution fees	**2,463**	2,281	2,298
Market development	**640**	530	342
Communications and technology	**828**	758	709
Depreciation and amortization	**1,865**	1,889	1,734
Occupancy	**1,030**	1,086	950
Professional fees	**992**	927	678
Insurance reserves	**529**	398	334
Other expenses	**2,072**	2,559	2,106
Total non-compensation expenses	**10,419**	10,428	9,151
Total operating expenses	**22,642**	26,269	25,344
Pre-tax earnings	**6,169**	12,892	19,829
Provision for taxes	**1,727**	4,538	6,444
Net earnings	**4,442**	8,354	13,385
Preferred stock dividends	**1,932**	641	1,193
Net earnings applicable to common shareholders	**$ 2,510**	$ 7,713	$12,192
Earnings per common share			
Basic	**$ 4.71**	$ 14.15	$ 23.74
Diluted	**4.51**	13.18	22.13
Average common shares outstanding			
Basic	**524.6**	542.0	512.3
Diluted	**556.9**	585.3	550.9

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Condition

in millions, except share and per share amounts	As of December 2011	2010
Assets		
Cash and cash equivalents	**$ 56,008**	$ 39,788
Cash and securities segregated for regulatory and other purposes (includes $42,014 and $36,182 at fair value as of December 2011 and December 2010, respectively)	**64,264**	53,731
Collateralized agreements:		
Securities purchased under agreements to resell and federal funds sold (includes $187,789 and $188,355 at fair value as of December 2011 and December 2010, respectively)	**187,789**	188,355
Securities borrowed (includes $47,621 and $48,822 at fair value as of December 2011 and December 2010, respectively)	**153,341**	166,306
Receivables from brokers, dealers and clearing organizations	**14,204**	10,437
Receivables from customers and counterparties (includes $9,682 and $7,202 at fair value as of December 2011 and December 2010, respectively)	**60,261**	67,703
Financial instruments owned, at fair value (includes $53,989 and $51,010 pledged as collateral as of December 2011 and December 2010, respectively)	**364,206**	356,953
Other assets	**23,152**	28,059
Total assets	**$923,225**	$911,332
Liabilities and shareholders' equity		
Deposits (includes $4,526 and $1,975 at fair value as of December 2011 and December 2010, respectively)	**$ 46,109**	$ 38,569
Collateralized financings:		
Securities sold under agreements to repurchase, at fair value	**164,502**	162,345
Securities loaned (includes $107 and $1,514 at fair value as of December 2011 and December 2010, respectively)	**7,182**	11,212
Other secured financings (includes $30,019 and $31,794 at fair value as of December 2011 and December 2010, respectively)	**37,364**	38,377
Payables to brokers, dealers and clearing organizations	**3,667**	3,234
Payables to customers and counterparties	**194,625**	187,270
Financial instruments sold, but not yet purchased, at fair value	**145,013**	140,717
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $17,854 and $22,116 at fair value as of December 2011 and December 2010, respectively)	**49,038**	47,842
Unsecured long-term borrowings (includes $17,162 and $18,171 at fair value as of December 2011 and December 2010, respectively)	**173,545**	174,399
Other liabilities and accrued expenses (includes $9,486 and $2,972 at fair value as of December 2011 and December 2010, respectively)	**31,801**	30,011
Total liabilities	**852,846**	833,976
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock, par value $0.01 per share; aggregate liquidation preference of $3,100 and $8,100 as of December 2011 and December 2010, respectively	**3,100**	6,957
Common stock, par value $0.01 per share; 4,000,000,000 shares authorized, 795,555,310 and 770,949,268 shares issued as of December 2011 and December 2010, respectively, and 485,467,565 and 507,530,772 shares outstanding as of December 2011 and December 2010, respectively	**8**	8
Restricted stock units and employee stock options	**5,681**	7,706
Nonvoting common stock, par value $0.01 per share; 200,000,000 shares authorized, no shares issued and outstanding	**—**	—
Additional paid-in capital	**45,553**	42,103
Retained earnings	**58,834**	57,163
Accumulated other comprehensive loss	**(516)**	(286)
Stock held in treasury, at cost, par value $0.01 per share; 310,087,747 and 263,418,498 shares as of December 2011 and December 2010, respectively	**(42,281)**	(36,295)
Total shareholders' equity	**70,379**	77,356
Total liabilities and shareholders' equity	**$923,225**	$911,332

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

in millions	Year Ended December 2011	2010	2009
Preferred stock			
Balance, beginning of year	**$ 6,957**	$ 6,957	$ 16,483
Accretion	**—**	—	48
Repurchased	**(3,857)**	—	(9,574)
Balance, end of year	**3,100**	6,957	6,957
Common stock			
Balance, beginning of year	**8**	8	7
Issued	**—**	—	1
Balance, end of year	**8**	8	8
Restricted stock units and employee stock options			
Balance, beginning of year	**7,706**	6,245	9,463
Issuance and amortization of restricted stock units and employee stock options	**2,863**	4,137	2,064
Delivery of common stock underlying restricted stock units	**(4,791)**	(2,521)	(5,206)
Forfeiture of restricted stock units and employee stock options	**(93)**	(149)	(73)
Exercise of employee stock options	**(4)**	(6)	(3)
Balance, end of year	**5,681**	7,706	6,245
Additional paid-in capital			
Balance, beginning of year	**42,103**	39,770	31,070
Issuance of common stock	**103**	—	5,750
Repurchase of common stock warrants	**—**	—	(1,100)
Delivery of common stock underlying share-based awards	**5,160**	3,067	5,708
Cancellation of restricted stock units in satisfaction of withholding tax requirements	**(1,911)**	(972)	(863)
Excess net tax benefit/(provision) related to share-based awards	**138**	239	(793)
Cash settlement of share-based compensation	**(40)**	(1)	(2)
Balance, end of year	**45,553**	42,103	39,770
Retained earnings			
Balance, beginning of year	**57,163**	50,252	38,579
Net earnings	**4,442**	8,354	13,385
Dividends and dividend equivalents declared on common stock and restricted stock units	**(769)**	(802)	(588)
Dividends on preferred stock	**(2,002)**	(641)	(1,076)
Preferred stock accretion	**—**	—	(48)
Balance, end of year	**58,834**	57,163	50,252
Accumulated other comprehensive income/(loss)			
Balance, beginning of year	**(286)**	(362)	(372)
Currency translation adjustment, net of tax	**(55)**	(38)	(70)
Pension and postretirement liability adjustments, net of tax	**(145)**	88	(17)
Net unrealized gains/(losses) on available-for-sale securities, net of tax	**(30)**	26	97
Balance, end of year	**(516)**	(286)	(362)
Stock held in treasury, at cost			
Balance, beginning of year	**(36,295)**	(32,156)	(32,176)
Repurchased	**(6,051)**	(4,185)	(2) [1]
Reissued	**65**	46	22
Balance, end of year	**(42,281)**	(36,295)	(32,156)
Total shareholders' equity	**$ 70,379**	$ 77,356	$ 70,714

1. Relates primarily to repurchases of common stock by a broker-dealer subsidiary to facilitate customer transactions in the ordinary course of business and shares withheld to satisfy withholding tax requirements.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

in millions	Year Ended December 2011	2010	2009
Cash flows from operating activities			
Net earnings	**$ 4,442**	$ 8,354	$ 13,385
Non-cash items included in net earnings			
Depreciation and amortization	**1,869**	1,904	1,943
Deferred income taxes	**726**	1,339	(431)
Share-based compensation	**2,849**	4,035	2,009
Changes in operating assets and liabilities			
Cash and securities segregated for regulatory and other purposes	**(10,532)**	(17,094)	76,531
Net receivables from brokers, dealers and clearing organizations	**(3,780)**	201	6,265
Net payables to customers and counterparties	**13,027**	(5,437)	(47,414)
Securities borrowed, net of securities loaned	**8,940**	19,638	7,033
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell and federal funds sold	**122**	(10,092)	(146,807)
Financial instruments owned, at fair value	**5,085**	(9,231)	186,295
Financial instruments sold, but not yet purchased, at fair value	**4,243**	11,602	(57,010)
Other, net	**(5,346)**	(11,376)	7,076
Net cash provided by/(used for) operating activities	**21,645**	(6,157)	48,875
Cash flows from investing activities			
Purchase of property, leasehold improvements and equipment	**(1,184)**	(1,227)	(1,556)
Proceeds from sales of property, leasehold improvements and equipment	**78**	72	82
Business acquisitions, net of cash acquired	**(431)**	(804)	(221)
Proceeds from sales of investments	**2,645**	1,371	303
Purchase of available-for-sale securities	**(2,752)**	(1,885)	(2,722)
Proceeds from sales of available-for-sale securities	**3,129**	2,288	2,553
Net cash provided by/(used for) investing activities	**1,485**	(185)	(1,561)
Cash flows from financing activities			
Unsecured short-term borrowings, net	**(3,780)**	1,196	(9,790)
Other secured financings (short-term), net	**(1,195)**	12,689	(10,451)
Proceeds from issuance of other secured financings (long-term)	**9,809**	5,500	4,767
Repayment of other secured financings (long-term), including the current portion	**(8,878)**	(4,849)	(6,667)
Proceeds from issuance of unsecured long-term borrowings	**29,169**	20,231	25,363
Repayment of unsecured long-term borrowings, including the current portion	**(29,187)**	(22,607)	(29,018)
Repurchase of common stock warrants	**—**	—	(1,100)
Derivative contracts with a financing element, net	**1,602**	1,222	2,168
Deposits, net	**7,540**	(849)	7,288
Preferred stock repurchased	**(3,857)**	—	(9,574)
Common stock repurchased	**(6,048)**	(4,183)	(2)
Dividends and dividend equivalents paid on common stock, preferred stock and restricted stock units	**(2,771)**	(1,443)	(2,205)
Proceeds from issuance of common stock, including stock option exercises	**368**	581	6,260
Excess tax benefit related to share-based compensation	**358**	352	135
Cash settlement of share-based compensation	**(40)**	(1)	(2)
Net cash provided by/(used for) financing activities	**(6,910)**	7,839	(22,828)
Net increase in cash and cash equivalents	**16,220**	1,497	24,486
Cash and cash equivalents, beginning of year	**39,788**	38,291	13,805
Cash and cash equivalents, end of year	**$ 56,008**	$ 39,788	$ 38,291

SUPPLEMENTAL DISCLOSURES:

Cash payments for interest, net of capitalized interest, were $8.05 billion, $6.74 billion and $7.32 billion for the years ended December 2011, December 2010 and December 2009, respectively.

Cash payments for income taxes, net of refunds, were $1.78 billion, $4.48 billion and $4.78 billion for the years ended December 2011, December 2010 and December 2009, respectively.

Non-cash activities:

During the year ended December 2011, the firm assumed $2.09 billion of debt and issued $103 million of common stock in connection with the acquisition of Goldman Sachs Australia Pty Ltd (GS Australia), formerly Goldman Sachs & Partners Australia Group Holdings Pty Ltd. During the years ended December 2010 and December 2009, the firm assumed $90 million and $16 million, respectively, of debt in connection with business acquisitions. In addition, in the first quarter of 2010, the firm recorded an increase of approximately $3 billion in both assets (primarily financial instruments owned, at fair value) and liabilities (primarily unsecured short-term borrowings and other liabilities) upon adoption of Accounting Standards Update (ASU) No. 2009-17, "Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities."

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

in millions	Year Ended December		
	2011	2010	2009
Net earnings	**$4,442**	$8,354	$13,385
Currency translation adjustment, net of tax	**(55)**	(38)	(70)
Pension and postretirement liability adjustments, net of tax	**(145)**	88	(17)
Net unrealized gains/(losses) on available-for-sale securities, net of tax	**(30)**	26	97
Comprehensive income	**$4,212**	$8,430	$13,395

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1.

Description of Business

The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, together with its consolidated subsidiaries (collectively, the firm), is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in all major financial centers around the world.

The firm reports its activities in the following four business segments:

Investment Banking

The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and debt and equity underwriting of public offerings and private placements, as well as derivative transactions directly related to these activities.

Institutional Client Services

The firm facilitates client transactions and makes markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporates, financial institutions, investment funds and governments. The firm also makes markets and clears client transactions on major stock, options and futures exchanges worldwide and provides financing, securities lending and prime brokerage services to institutional clients.

Investing & Lending

The firm invests in and originates loans to provide financing to clients. These investments and loans are typically longer-term in nature. The firm makes investments, directly and indirectly through funds that the firm manages, in debt securities, loans, public and private equity securities, real estate, consolidated investment entities and power generation facilities.

Investment Management

The firm provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. The firm also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Note 2.

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of Group Inc. and all other entities in which the firm has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2011, 2010 and 2009 refer to the firm's years ended, or the dates, as the context requires, December 31, 2011, December 31, 2010 and December 31, 2009, respectively. In connection with becoming a bank holding company in 2008, the firm was required to change its fiscal year-end from November to December. The beginning of the year ended December 2009 is December 27, 2008. Any reference to a future year refers to a year ending on December 31 of that year. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Note 3.

Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities, accounting for goodwill and identifiable intangible assets, and when to consolidate an entity. See Notes 5 through 8 for policies on fair value measurements, Note 13 for policies on goodwill and identifiable intangible assets, and below and Note 11 for policies on consolidation accounting. All other significant accounting policies are either discussed below or included in the following footnotes:

Consolidation

The firm consolidates entities in which the firm has a controlling financial interest. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the firm has a majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The firm has a controlling financial interest in a VIE when the firm has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 11 for further information about VIEs.

Equity-Method Investments. When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of the entity's common stock or in-substance common stock.

In general, the firm accounts for investments acquired subsequent to November 24, 2006, when the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant. See Note 12 for further information about equity-method investments.

Investment Funds. The firm has formed numerous investment funds with third-party investors. These funds are typically organized as limited partnerships or limited liability companies for which the firm acts as general partner or manager. Generally, the firm does not hold a majority of the economic interests in these funds. These funds are usually voting interest entities and generally are not consolidated because third-party investors typically have rights to terminate the funds or to remove the firm as general partner or manager. Investments in these funds are included in "Financial instruments owned, at fair value." See Notes 6, 18 and 22 for further information about investments in funds.

Use of Estimates

Preparation of these consolidated financial statements requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, accounting for goodwill and identifiable intangible assets, and the provision for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Revenue Recognition

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. Fair value gains or losses are generally included in "Market making" for positions in Institutional Client Services and "Other principal transactions" for positions in Investing & Lending. See Notes 5 through 8 for further information about fair value measurements.

Investment Banking. Fees from financial advisory assignments and underwriting revenues are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment. Expenses associated with such transactions are deferred until the related revenue is recognized or the assignment is otherwise concluded. Expenses associated with financial advisory assignments are recorded as non-compensation expenses, net of client reimbursements. Underwriting revenues are presented net of related expenses.

Investment Management. The firm earns management fees and incentive fees for investment management services. Management fees are calculated as a percentage of net asset value, invested capital or commitments, and are recognized over the period that the related service is provided. Incentive fees are calculated as a percentage of a fund's or separately managed account's return, or excess return above a specified benchmark or other performance target. Incentive fees are generally based on investment performance over a 12-month period or over the life of a fund. Fees that are based on performance over a 12-month period are subject to adjustment prior to the end of the measurement period. For fees that are based on investment performance over the life of the fund, future investment underperformance may require fees previously distributed to the firm to be returned to the fund. Incentive fees are recognized only when all material contingencies have been resolved. Management and incentive fee revenues are included in "Investment management" revenues.

Commissions and Fees. The firm earns "Commissions and fees" from executing and clearing client transactions on stock, options and futures markets. Commissions and fees are recognized on the day the trade is executed.

Transfers of Assets

Transfers of assets are accounted for as sales when the firm has relinquished control over the assets transferred. For transfers of assets accounted for as sales, any related gains or losses are recognized in net revenues. Assets or liabilities that arise from the firm's continuing involvement with transferred assets are measured at fair value. For transfers of assets that are not accounted for as sales, the assets remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Note 9 for further information about transfers of assets accounted for as collateralized financings and Note 10 for further information about transfers of assets accounted for as sales.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans, transfers of assets accounted for as secured loans rather than purchases and collateral posted in connection with certain derivative transactions. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option, with changes in fair value generally included in "Market making" revenues. See Note 8 for further information about the fair values of these receivables. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. Interest on receivables from customers and counterparties is recognized over the life of the transaction and included in "Interest income."

Insurance Activities

Certain of the firm's insurance and reinsurance contracts are accounted for at fair value under the fair value option, with changes in fair value included in "Market making" revenues. See Note 8 for further information about the fair values of these insurance and reinsurance contracts.

Revenues from variable annuity and life insurance and reinsurance contracts not accounted for at fair value generally consist of fees assessed on contract holder account balances for mortality charges, policy administration fees and surrender charges. These revenues are recognized in earnings over the period that services are provided and are included in "Market making" revenues. Changes in reserves, including interest credited to policyholder account balances, are recognized in "Insurance reserves."

Premiums earned for underwriting property catastrophe reinsurance are recognized in earnings over the coverage period, net of premiums ceded for the cost of reinsurance, and are included in "Market making" revenues. Expenses for liabilities related to property catastrophe reinsurance claims, including estimates of losses that have been incurred but not reported, are included in "Insurance reserves."

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statements of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes, in the consolidated statements of comprehensive income.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business. As of December 2011 and December 2010, "Cash and cash equivalents" included $7.95 billion and $5.75 billion, respectively, of cash and due from banks, and $48.05 billion and $34.04 billion, respectively, of interest-bearing deposits with banks.

Recent Accounting Developments

Improving Disclosures about Fair Value Measurements (FASB Accounting Standards Codification (ASC) 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain of these disclosure requirements became effective for the firm beginning in the first quarter of 2010, while others became effective for the firm beginning in the first quarter of 2011. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not affect the firm's financial condition, results of operations or cash flows.

Reconsideration of Effective Control for Repurchase Agreements (ASC 860). In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing (Topic 860) — Reconsideration of Effective Control for Repurchase Agreements." ASU No. 2011-03 changes the assessment of effective control by removing (i) the criterion that requires the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 is effective for periods beginning after December 15, 2011. The adoption of ASU No. 2011-03 will not affect the firm's financial condition, results of operations or cash flows.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASC 820). In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU No. 2011-04 is effective for periods beginning after December 15, 2011. Adoption of ASU No. 2011-04 will not materially affect the firm's financial condition, results of operations or cash flows.

Testing Goodwill for Impairment (ASC 350). In September 2011, the FASB issued ASU No. 2011-08, "Intangibles — Goodwill and Other (Topic 350) — Testing Goodwill for Impairment." ASU No. 2011-08 simplifies how entities test goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative, two-step goodwill impairment test. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The firm adopted these amended principles in conjunction with its goodwill impairment test performed in the fourth quarter of 2011. The adoption of ASU No. 2011-08 did not affect the firm's financial condition, results of operations or cash flows.

Derecognition of in Substance Real Estate (ASC 360). In December 2011, the FASB issued ASU No. 2011-10, "Property, Plant, and Equipment (Topic 360) — Derecognition of in Substance Real Estate — a Scope Clarification." ASU No. 2011-10 clarifies that in order to deconsolidate a subsidiary (that is in substance real estate) as a result of a parent no longer controlling the subsidiary due to a default on the subsidiary's nonrecourse debt, the parent also must satisfy the sale criteria in ASC 360-20, "Property, Plant, and Equipment — Real Estate Sales." The ASU is effective for fiscal years beginning on or after June 15, 2012. The firm will apply the provisions of the ASU to such events occurring on or after January 1, 2013. Adoption is not expected to materially affect the firm's financial condition, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11 will require disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized assets and recognized liabilities. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the firm's financial condition, results of operations or cash flows.

Note 4.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value. Financial instruments owned, at fair value included $4.86 billion and $3.67 billion as of December 2011 and December 2010, respectively, of securities accounted for as available-for-sale, substantially all of which are held in the firm's insurance subsidiaries.

	As of December 2011		As of December 2010	
in millions	**Financial Instruments Owned**	**Financial Instruments Sold, But Not Yet Purchased**	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Commercial paper, certificates of deposit, time deposits and other money market instruments	**$ 13,440**	**$ —**	$ 11,262[3]	$ —
U.S. government and federal agency obligations	**87,040**	**21,006**	84,928	23,264
Non-U.S. government obligations	**49,205**	**34,886**	40,675	29,009
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	**6,699**	**27**	7,510	5
Loans and securities backed by residential real estate	**7,592**	**3**	9,532	6
Bank loans and bridge loans	**19,745**	**2,756**[2]	18,039	1,487[2]
Corporate debt securities	**22,131**	**6,553**	24,719	7,219
State and municipal obligations	**3,089**	**3**	2,792	—
Other debt obligations	**4,362**	**—**	3,232	—
Equities and convertible debentures	**65,113**	**21,326**	67,833	24,988
Commodities	**5,762**	**—**	13,138	9
Derivatives[1]	**80,028**	**58,453**	73,293	54,730
Total	**$364,206**	**$145,013**	$356,953	$140,717

1. Net of cash collateral received or posted under credit support agreements and reported on a net-by-counterparty basis when a legal right of setoff exists under an enforceable netting agreement.
2. Includes the fair value of unfunded commitments to extend credit. The fair value of partially funded commitments is primarily included in "Financial instruments owned, at fair value."
3. Includes $4.06 billion as of December 2010 of money market instruments held by William Street Funding Corporation (Funding Corp.) to support the William Street credit extension program. See Note 18 for further information about the William Street credit extension program.

Gains and Losses from Market Making and Other Principal Transactions

The table below presents, by major product type, the firm's "Market making" and "Other principal transactions" revenues. These gains/(losses) are primarily related to the firm's financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, including both derivative and non-derivative financial instruments. These gains/(losses) exclude related interest income and interest expense. See Note 23 for further information about interest income and interest expense.

The gains/(losses) in the table are not representative of the manner in which the firm manages its business activities because many of the firm's market-making, client facilitation, and investing and lending strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. For example, most of the firm's longer-term derivatives are sensitive to changes in interest rates and may be economically hedged with interest rate swaps. Similarly, a significant portion of the firm's cash instruments and derivatives has exposure to foreign currencies and may be economically hedged with foreign currency contracts.

	Year Ended December		
in millions	**2011**	2010	2009
Interest rates	**$ 1,557**	$ (2,042)	$ 6,540
Credit	**2,715**	8,679	6,691
Currencies	**901**	3,219	(817)
Equities	**2,788**	6,862	6,128
Commodities	**1,588**	1,567	4,591
Other	**1,245**	2,325	1,576
Total	**$10,794**	$20,610	$24,709

Note 5.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodities prices, credit curves and funding rates.

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of our financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence. See Notes 6, 7 and 8 for further information about valuation adjustments.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 8 for further information about other financial assets and financial liabilities accounted for at fair value under the fair value option.

Financial assets and financial liabilities at fair value are summarized below.

$ in millions	As of December 2011	2010
Total level 1 financial assets	**$ 136,780**	$ 137,687
Total level 2 financial assets	**587,416**	566,535
Total level 3 financial assets	**47,937**	45,377
Netting and collateral [1]	**(120,821)**	(112,085)
Total financial assets at fair value	**$ 651,312**	$ 637,514
Total assets	**$ 923,225**	$ 911,332
Total level 3 financial assets as a percentage of Total assets	**5.2%**	5.0%
Total level 3 financial assets as a percentage of Total financial assets at fair value	**7.4%**	7.1%
Total level 3 financial liabilities at fair value	**$ 25,498**	$ 24,054
Total financial liabilities at fair value	**$ 388,669**	$ 381,604
Total level 3 financial liabilities as a percentage of Total financial liabilities at fair value	**6.6%**	6.3%

1. Represents the impact on derivatives of cash collateral and counterparty netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

The increase in level 3 financial assets during the year ended December 2011 primarily reflected an increase in private equity investments, principally due to purchases and net transfers from level 2, partially offset by sales. Level 3 bank loans and bridge loans also increased, primarily reflecting purchases, partially offset by sales, settlements and net transfers to level 2.

See Notes 6, 7 and 8 for further information about level 3 cash instruments, derivatives and other financial assets and financial liabilities accounted for at fair value under the fair value option, respectively, including information about significant unrealized gains/(losses) and significant transfers in or out of level 3.

Note 6.

Cash Instruments

Cash instruments include U.S. government and federal agency obligations, non-U.S. government obligations, bank loans and bridge loans, corporate debt securities, equities and convertible debentures, and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include U.S. government obligations and most non-U.S. government obligations, actively traded listed equities and certain money market instruments. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

The fair value of a level 1 instrument is calculated as quantity held multiplied by quoted market price. U.S. GAAP prohibits valuation adjustments being applied to level 1 instruments even in situations where the firm holds a large position and a sale could impact the quoted price.

Level 2 Cash Instruments

Level 2 cash instruments include commercial paper, certificates of deposit, time deposits, most government agency obligations, most corporate debt securities, commodities, certain mortgage-backed loans and securities, certain bank loans and bridge loans, restricted or less liquid publicly listed equities, most state and municipal obligations and certain money market instruments and lending commitments.

Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of level 3 financial assets.

The table below presents the valuation techniques and the nature of significant inputs generally used to determine the fair values of each class of level 3 cash instrument.

Level 3 Cash Instrument	Valuation Techniques and Significant Inputs
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs for these valuations include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Current levels and changes in market indices such as the CMBX (an index that tracks the performance of commercial mortgage bonds) • Market yields implied by transactions of similar or related assets • Current performance of the underlying collateral • Capitalization rates and multiples • Amount and timing of future cash flows
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on relative value analyses, discounted cash flow techniques or a combination thereof. Significant inputs are determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles, including relevant indices such as the ABX (an index that tracks the performance of subprime residential mortgage bonds). Significant inputs include: • Home price projections, residential property liquidation timelines and related costs • Underlying loan prepayment, default and cumulative loss expectations • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Market yields implied by transactions of similar or related assets
Bank loans and bridge loans Corporate debt securities State and municipal obligations Other debt obligations	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that reference the same or similar underlying credit risk and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include: • Amount and timing of expected future cash flows • Current levels and trends of market indices such as CDX, LCDX and MCDX (indices that track the performance of corporate credit, loans and municipal obligations, respectively) • Market yields implied by transactions of similar or related assets • Current performance and recovery assumptions and, where the firm uses credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation
Equities and convertible debentures • Private equity investments	Recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate and available: • Transactions in similar instruments • Discounted cash flow techniques • Third-party appraisals • Industry multiples and public comparables Evidence includes recent or pending reorganizations (e.g., merger proposals, tender offers, debt restructurings) and significant changes in financial metrics, such as: • Current financial performance as compared to projected performance • Capitalization rates and multiples • Market yields implied by transactions of similar or related assets

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2011			
in millions	Level 1	Level 2	Level 3	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 3,255	$ 10,185	$ —	$ 13,440
U.S. government and federal agency obligations	29,263	57,777	—	87,040
Non-U.S. government obligations	42,854	6,203	148	49,205
Mortgage and other asset-backed loans and securities [1]:				
Loans and securities backed by commercial real estate	—	3,353	3,346	6,699
Loans and securities backed by residential real estate	—	5,883	1,709	7,592
Bank loans and bridge loans	—	8,460	11,285	19,745
Corporate debt securities [2]	133	19,518	2,480	22,131
State and municipal obligations	—	2,490	599	3,089
Other debt obligations [2]	—	2,911	1,451	4,362
Equities and convertible debentures	39,955 [3]	11,491 [4]	13,667 [5]	65,113
Commodities	—	5,762	—	5,762
Total	$115,460	$134,033	$34,685	$284,178

	Cash Instrument Liabilities at Fair Value as of December 2011			
in millions	Level 1	Level 2	Level 3	Total
U.S. government and federal agency obligations	$ 20,940	$ 66	$ —	$ 21,006
Non-U.S. government obligations	34,339	547	—	34,886
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	—	27	—	27
Loans and securities backed by residential real estate	—	3	—	3
Bank loans and bridge loans	—	1,891	865	2,756
Corporate debt securities [6]	—	6,522	31	6,553
State and municipal obligations	—	3	—	3
Equities and convertible debentures	20,069 [3]	1,248 [4]	9	21,326
Total	$ 75,348	$ 10,307	$ 905	$ 86,560

1. Includes $213 million and $595 million of collateralized debt obligations (CDOs) backed by real estate in level 2 and level 3, respectively.
2. Includes $403 million and $1.19 billion of CDOs and collateralized loan obligations (CLOs) backed by corporate obligations in level 2 and level 3, respectively.
3. Consists of publicly listed equity securities.
4. Principally consists of restricted or less liquid publicly listed securities.
5. Includes $12.07 billion of private equity investments, $1.10 billion of real estate investments and $497 million of convertible debentures.
6. Includes $27 million of CDOs and CLOs backed by corporate obligations in level 3.

in millions	Cash Instrument Assets at Fair Value as of December 2010 Level 1	Level 2	Level 3	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 4,344	$ 6,918	$ —	$ 11,262
U.S. government and federal agency obligations	36,184	48,744	—	84,928
Non-U.S. government obligations	35,504	5,171	—	40,675
Mortgage and other asset-backed loans and securities [1]:				
Loans and securities backed by commercial real estate	—	3,534	3,976	7,510
Loans and securities backed by residential real estate	—	7,031	2,501	9,532
Bank loans and bridge loans	—	8,134	9,905	18,039
Corporate debt securities [2]	108	21,874	2,737	24,719
State and municipal obligations	—	2,038	754	2,792
Other debt obligations	—	1,958	1,274	3,232
Equities and convertible debentures	41,660 [3]	15,113 [4]	11,060 [5]	67,833
Commodities	—	13,138	—	13,138
Total	$117,800	$133,653	$32,207	$283,660

in millions	Cash Instrument Liabilities at Fair Value as of December 2010 Level 1	Level 2	Level 3	Total
U.S. government and federal agency obligations	$ 23,191	$ 73	$ —	$ 23,264
Non-U.S. government obligations	28,168	841	—	29,009
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	—	5	—	5
Loans and securities backed by residential real estate	—	6	—	6
Bank loans and bridge loans	—	1,107	380	1,487
Corporate debt securities [6]	26	7,133	60	7,219
Equities and convertible debentures	24,283 [3]	699 [4]	6	24,988
Commodities	—	9	—	9
Total	$ 75,668	$ 9,873	$ 446	$ 85,987

1. Includes $212 million and $565 million of CDOs backed by real estate in level 2 and level 3, respectively.
2. Includes $368 million and $1.07 billion of CDOs and CLOs backed by corporate obligations in level 2 and level 3, respectively.
3. Consists of publicly listed equity securities.
4. Substantially all consists of restricted or less liquid publicly listed securities.
5. Includes $10.03 billion of private equity investments, $874 million of real estate investments and $156 million of convertible debentures.
6. Includes $35 million of CDOs and CLOs backed by corporate obligations in level 3.

Level 3 Rollforward

If a cash instrument asset or liability was transferred to level 3 during a reporting period, its entire gain or loss for the period is included in level 3. Transfers between levels are reported at the beginning of the reporting period in which they occur.

Level 3 cash instruments are frequently economically hedged with level 1 and level 2 cash instruments and/or level 1, level 2 or level 3 derivatives. Accordingly, gains or losses that are reported in level 3 can be partially offset by gains or losses attributable to level 1 or level 2 cash instruments and/or level 1, level 2 or level 3 derivatives. As a result, gains or losses included in the level 3 rollforward below do not necessarily represent the overall impact on the firm's results of operations, liquidity or capital resources.

The tables below present changes in fair value for all cash instrument assets and liabilities categorized as level 3 as of the end of the year.

	Level 3 Cash Instrument Assets at Fair Value for the Year Ended December 2011							
in millions	Balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases [1]	Sales	Settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Non-U.S. government obligations	$ —	$ 25	$ (63)	$ 27	$ (123)	$ (8)	$ 290	$ 148
Mortgage and other asset-backed loans and securities:								
Loans and securities backed by commercial real estate	3,976	222	80	1,099	(1,124)	(831)	(76)	3,346
Loans and securities backed by residential real estate	2,501	253	(81)	768	(702)	(456)	(574)	1,709
Bank loans and bridge loans	9,905	540	(216)	6,725	(2,329)	(1,554)	(1,786)	11,285
Corporate debt securities	2,737	391	(132)	1,319	(1,137)	(697)	(1)	2,480
State and municipal obligations	754	12	(1)	448	(591)	(13)	(10)	599
Other debt obligations	1,274	124	(17)	560	(388)	(212)	110	1,451
Equities and convertible debentures	11,060	240	338	2,731	(1,196)	(855)	1,349	13,667
Total	$32,207	$1,807 [2]	$ (92) [2]	$13,677	$(7,590)	$(4,626)	$ (698)	$34,685

	Level 3 Cash Instrument Liabilities at Fair Value for the Year Ended December 2011							
in millions	Balance, beginning of year	Net realized (gains)/ losses	Net unrealized (gains)/losses relating to instruments still held at year-end	Purchases	Sales	Settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Total	$ 446	$ (27)	$ 218	$ (491)	$ 475	$ 272	$ 12	$ 905

1. Includes both originations and secondary market purchases.

2. The aggregate amounts include approximately $(202) million, $623 million and $1.29 billion reported in "Market making," "Other principal transactions" and "Interest income," respectively.

The net unrealized loss on level 3 cash instrument assets and liabilities of $310 million for the year ended December 2011 primarily consisted of losses on bank loans and bridge loans and corporate debt securities, primarily reflecting the impact of unfavorable credit markets and losses on relationship lending. These losses were partially offset by gains in private equity investments, where prices were generally corroborated through market transactions in similar financial instruments during the year.

Significant transfers in or out of level 3 cash instrument assets during the year ended December 2011 included:

- Bank loans and bridge loans: net transfer out of level 3 of $1.79 billion, primarily due to transfers to level 2 of certain loans due to improved transparency of market prices as a result of market transactions in these or similar loans, partially offset by transfers to level 3 of other loans primarily due to reduced transparency of market prices as a result of less market activity in these loans.

- Equities and convertible debentures: net transfer into level 3 of $1.35 billion, primarily due to transfers to level 3 of certain private equity investments due to reduced transparency of market prices as a result of less market activity in these financial instruments, partially offset by transfers to level 2 of other private equity investments due to improved transparency of market prices as a result of market transactions in these financial instruments.

- Loans and securities backed by residential real estate: net transfer out of level 3 of $574 million, principally due to transfers to level 2 of certain loans due to improved transparency of market prices used to value these loans, as well as unobservable inputs no longer being significant to the valuation of these loans.

There were no significant transfers in or out of level 3 cash instrument liabilities during the year ended December 2011.

Level 3 Cash Instrument Assets at Fair Value for the Year Ended December 2010

in millions	Balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Net purchases, sales and settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Mortgage and other asset-backed loans and securities:						
Loans and securities backed by commercial real estate	$ 5,794	$ 239	$ 108	$(1,335)	$ (830)	$ 3,976
Loans and securities backed by residential real estate	2,070	178	37	163	53	2,501
Bank loans and bridge loans	9,560	687	482	(735)	(89)	9,905
Corporate debt securities	2,235	239	348	488	(573)	2,737
State and municipal obligations	1,114	1	(25)	(393)	57	754
Other debt obligations	2,235	4	159	(263)	(861)	1,274
Equities and convertible debentures	11,871	119	548	(847)	(631)	11,060
Total	$34,879	$1,467 [1]	$1,657 [1]	$(2,922)	$(2,874)	$32,207

Level 3 Cash Instrument Liabilities at Fair Value for the Year Ended December 2010

in millions	Balance, beginning of year	Net realized (gains)/ losses	Net unrealized (gains)/losses relating to instruments still held at year-end	Net purchases, sales and settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Total	$ 572	$ 5	$ (17)	$ (97)	$ (17)	$ 446

1. The aggregate amounts include approximately $836 million, $1.03 billion and $1.26 billion reported in "Market making," "Other principal transactions" and "Interest income," respectively.

The net unrealized gain on level 3 cash instrument assets and liabilities of $1.67 billion for the year ended December 2010 primarily consisted of unrealized gains on private equity investments, bank loans and bridge loans and corporate debt securities, where prices were generally corroborated through sales and partial sales of similar assets in these asset classes during the period.

Significant transfers in or out of level 3 cash instrument assets during the year ended December 2010 included:

- Loans and securities backed by commercial real estate: net transfer out of level 3 of $830 million, principally due to transfers to level 2 of certain loans due to improved transparency of market prices as a result of partial sales.

- Corporate debt securities: net transfer out of level 3 of $573 million, principally due to a reduction in financial instruments as a result of the consolidation of a VIE which holds intangible assets.

- Other debt obligations: net transfer out of level 3 of $861 million, principally due to a reduction in financial instruments as a result of the consolidation of a VIE. The VIE holds real estate assets which are included in "Other assets."

- Equities and convertible debentures: net transfer out of level 3 of $631 million, principally due to transfers to level 2 of certain private equity investments due to improved transparency of market prices as a result of partial sales and initial public offerings.

Investments in Funds That Calculate Net Asset Value Per Share

Cash instruments at fair value include investments in funds that are valued based on the net asset value per share (NAV) of the investment fund. The firm uses NAV as its measure of fair value for fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

The firm's investments in funds that calculate NAV primarily consist of investments in firm-sponsored funds where the firm co-invests with third-party investors. The private equity, private debt and real estate funds are primarily closed-end funds in which the firm's investments are not eligible for redemption. Distributions will be received from these funds as the underlying assets are liquidated and it is estimated that substantially all of the underlying assets of existing funds will be liquidated over the next 10 years. The firm continues to manage its existing private equity funds taking into account the transition periods under the Volcker Rule of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), although the rules have not yet been finalized.

The firm's investments in hedge funds are generally redeemable on a quarterly basis with 91 days' notice, subject to a maximum redemption level of 25% of the firm's initial investments at any quarter-end. The firm currently plans to comply with the Volcker Rule by redeeming certain of its interests in hedge funds.

The table below presents the fair value of the firm's investments in, and unfunded commitments to, funds that calculate NAV.

	As of December 2011		As of December 2010	
in millions	**Fair Value of Investments**	**Unfunded Commitments**	Fair Value of Investments	Unfunded Commitments
Private equity funds [1]	**$ 8,074**	**$3,514**	$ 7,911	$ 4,816
Private debt funds [2]	**3,596**	**3,568**	4,267	3,721
Hedge funds [3]	**3,165**	**—**	3,169	—
Real estate and other funds [4]	**1,531**	**1,613**	1,424	1,931
Total	**$16,366**	**$8,695**	$16,771	$10,468

1. These funds primarily invest in a broad range of industries worldwide in a variety of situations, including leveraged buyouts, recapitalizations and growth investments.
2. These funds generally invest in loans and other fixed income instruments and are focused on providing private high-yield capital for mid- to large-sized leveraged and management buyout transactions, recapitalizations, financings, refinancings, acquisitions and restructurings for private equity firms, private family companies and corporate issuers.
3. These funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies including long/short equity, credit, convertibles, risk arbitrage, special situations and capital structure arbitrage.
4. These funds invest globally, primarily in real estate companies, loan portfolios, debt recapitalizations and direct property.

Note 7.

Derivatives and Hedging Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

Market-Making. As a market maker, the firm enters into derivative transactions with clients and other market participants to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, the firm typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client and market demands.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from market-making and investing and lending activities in derivative and cash instruments. The firm's holdings and exposures are hedged, in many cases, on either a portfolio or risk-specific basis, as opposed to an instrument-by-instrument basis. The offsetting impact of this economic hedging is reflected in the same business segment as the related revenues. In addition, the firm may enter into derivatives designated as hedges under U.S. GAAP. These derivatives are used to manage foreign currency exposure on the net investment in certain non-U.S. operations and to manage interest rate exposure in certain fixed-rate unsecured long-term and short-term borrowings, and certificates of deposit.

The firm enters into various types of derivatives, including:

- **Futures and Forwards.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

Substantially all gains and losses on derivatives not designated as hedges under ASC 815 are included in "Market making" and "Other principal transactions."

The table below presents the fair value of derivatives on a net-by-counterparty basis.

in millions	As of December 2011		As of December 2010	
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Exchange-traded	$ 5,880	$ 3,172	$ 7,601	$ 2,794
Over-the-counter	74,148	55,281	65,692	51,936
Total	$80,028	$58,453	$73,293	$54,730

The table below presents the fair value and the number of derivative contracts by major product type on a gross basis. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash collateral received or posted under credit support agreements, and therefore are not representative of the firm's exposure.

in millions, except number of contracts	As of December 2011			As of December 2010		
	Derivative Assets	Derivative Liabilities	Number of Contracts	Derivative Assets	Derivative Liabilities	Number of Contracts
Derivatives not accounted for as hedges						
Interest rates	$ 624,189	$ 582,608	287,351	$ 463,145	$ 422,514	272,279
Credit	150,816	130,659	362,407	127,153	104,407	367,779
Currencies	88,654	71,736	203,205	87,959	70,273	222,706
Commodities	35,966	38,050	93,755	36,689	41,666	70,890
Equities	64,135	51,928	332,273	65,815	51,948	289,059
Subtotal	963,760	874,981	1,278,991	780,761	690,808	1,222,713
Derivatives accounted for as hedges						
Interest rates	21,981	13	1,125	23,396	33	997
Currencies	124	21	71	6	162	72
Subtotal	22,105	34	1,196	23,402	195	1,069
Gross fair value of derivatives	$ 985,865	$ 875,015	1,280,187	$ 804,163	$ 691,003	1,223,782
Counterparty netting [1]	(787,733)	(787,733)		(620,553)	(620,553)	
Cash collateral netting [2]	(118,104)	(28,829)		(110,317)	(15,720)	
Fair value included in financial instruments owned	$ 80,028			$ 73,293		
Fair value included in financial instruments sold, but not yet purchased		$ 58,453			$ 54,730	

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.

2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Valuation Techniques for Derivatives

See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Exchange-traded derivatives fall within level 1 if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include exchange-traded derivatives that are not actively traded and OTC derivatives for which all significant valuation inputs are corroborated by market evidence.

Level 2 exchange-traded derivatives are valued using models that calibrate to market-clearing levels of OTC derivatives. Inputs to the valuations of level 2 OTC derivatives can be verified to market-clearing transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Where models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Price transparency of OTC derivatives can generally be characterized by product type.

Interest Rate. In general, the prices and other inputs used to value interest rate derivatives are transparent, even for long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate), are more complex and are therefore less transparent, but the prices and other inputs are generally observable.

Credit. Price transparency for credit default swaps, including both single names and baskets of credits, varies by market and underlying reference entity or obligation. Credit default swaps that reference indices, large corporates and major sovereigns generally exhibit the most price transparency. For credit default swaps with other underliers, price transparency varies based on credit rating, the cost of borrowing the underlying reference obligations, and the availability of the underlying reference obligations for delivery upon the default of the issuer. Credit default swaps that reference loans, asset-backed securities and emerging market debt instruments tend to be less transparent than those that reference corporate bonds. In addition, more complex credit derivatives, such as those sensitive to the correlation between two or more underlying reference obligations, generally have less price transparency.

Currency. Prices for currency derivatives based on the exchange rates of leading industrialized nations, including those with longer tenors, are generally transparent. The primary difference between the transparency of developed and emerging market currency derivatives is that emerging markets tend to be observable for contracts with shorter tenors.

Commodity. Commodity derivatives include transactions referenced to energy (e.g., oil and natural gas), metals (e.g., precious and base) and soft commodities (e.g., agricultural). Price transparency varies based on the underlying commodity, delivery location, tenor and product quality (e.g., diesel fuel compared to unleaded gasoline). In general, price transparency for commodity derivatives is greater for contracts with shorter tenors and contracts that are more closely aligned with major and/or benchmark commodity indices.

Equity. Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Exchange-traded and OTC equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs.

Level 3 Derivatives

Level 3 OTC derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

- For the majority of the firm's interest rate and currency derivatives classified within level 3, the significant unobservable inputs are correlations of certain currencies and interest rates (e.g., the correlation of Japanese yen foreign exchange rates to U.S. dollar interest rates).
- For credit derivatives classified within level 3, significant level 3 inputs include long-dated credit and funding spreads, as well as certain correlation inputs required to value credit and mortgage derivatives (e.g., the likelihood of default of the underlying reference obligations relative to one another).
- For level 3 equity derivatives, significant level 3 inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 inputs for the correlation of the price performance for two or more individual stocks.
- For level 3 commodity derivatives, significant level 3 inputs include volatilities for options with strike prices that differ significantly from current market prices and prices for certain products for which the product quality is not aligned with benchmark indices.

Subsequent to the initial valuation of a level 3 OTC derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivatives and are used to adjust the mid-market valuations, produced by derivative pricing models, to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity on illiquid positions, credit valuation adjustments (CVA) and funding valuation adjustments, which account for the credit and funding risk inherent in derivative portfolios. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Fair Value of Derivatives by Level

The tables below present the fair value of derivatives on a gross basis by level and major product type. Gross fair values in the tables below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted under credit support agreements both in and across levels of the fair value hierarchy, and therefore are not representative of the firm's exposure.

in millions	Derivative Assets at Fair Value as of December 2011				
	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$33	$ 645,923	$ 214	$ —	$ 646,170
Credit	—	137,110	13,706	—	150,816
Currencies	—	86,752	2,026	—	88,778
Commodities	—	35,062	904	—	35,966
Equities	24	62,684	1,427	—	64,135
Gross fair value of derivative assets	57	967,531	18,277	—	985,865
Counterparty netting [1]	—	(778,639)	(6,377)	(2,717) [3]	(787,733)
Subtotal	$57	$ 188,892	$11,900	$(2,717)	$ 198,132
Cash collateral netting [2]					(118,104)
Fair value included in financial instruments owned					$ 80,028

in millions	Derivative Liabilities at Fair Value as of December 2011				
	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$ 24	$ 582,012	$ 585	$ —	$ 582,621
Credit	—	123,253	7,406	—	130,659
Currencies	—	70,573	1,184	—	71,757
Commodities	—	36,541	1,509	—	38,050
Equities	185	49,884	1,859	—	51,928
Gross fair value of derivative liabilities	209	862,263	12,543	—	875,015
Counterparty netting [1]	—	(778,639)	(6,377)	(2,717) [3]	(787,733)
Subtotal	$209	$ 83,624	$ 6,166	$(2,717)	$ 87,282
Cash collateral netting [2]					(28,829)
Fair value included in financial instruments sold, but not yet purchased					$ 58,453

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.
3. Represents the netting of receivable balances with payable balances for the same counterparty across levels of the fair value hierarchy under enforceable netting agreements.

in millions	Derivative Assets at Fair Value as of December 2010				
	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$49	$ 486,037	$ 455	$ —	$ 486,541
Credit	—	115,519	11,634	—	127,153
Currencies	—	86,158	1,807	—	87,965
Commodities	—	34,511	2,178	—	36,689
Equities	44	64,267	1,504	—	65,815
Gross fair value of derivative assets	93	786,492	17,578	—	804,163
Counterparty netting [1]	—	(613,979)	(4,806)	(1,768) [3]	(620,553)
Subtotal	$93	$ 172,513	$12,772	$(1,768)	$ 183,610
Cash collateral netting [2]					(110,317)
Fair value included in financial instruments owned					$ 73,293

in millions	Derivative Liabilities at Fair Value as of December 2010				
	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$18	$ 422,267	$ 262	$ —	$ 422,547
Credit	—	99,813	4,594	—	104,407
Currencies	—	69,726	709	—	70,435
Commodities	—	39,709	1,957	—	41,666
Equities	27	49,427	2,494	—	51,948
Gross fair value of derivative liabilities	45	680,942	10,016	—	691,003
Counterparty netting [1]	—	(613,979)	(4,806)	(1,768) [3]	(620,553)
Subtotal	$45	$ 66,963	$ 5,210	$(1,768)	$ 70,450
Cash collateral netting [2]					(15,720)
Fair value included in financial instruments sold, but not yet purchased					$ 54,730

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.

2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

3. Represents the netting of receivable balances with payable balances for the same counterparty across levels of the fair value hierarchy under enforceable netting agreements.

Level 3 Rollforward

If a derivative was transferred to level 3 during a reporting period, its entire gain or loss for the period is included in level 3. Transfers between levels are reported at the beginning of the reporting period in which they occur.

Gains and losses on level 3 derivatives should be considered in the context of the following:

- A derivative with level 1 and/or level 2 inputs is classified in level 3 in its entirety if it has at least one significant level 3 input.
- If there is one significant level 3 input, the entire gain or loss from adjusting only observable inputs (i.e., level 1 and level 2 inputs) is classified as level 3.
- Gains or losses that have been reported in level 3 resulting from changes in level 1 or level 2 inputs are frequently offset by gains or losses attributable to level 1 or level 2 derivatives and/or level 1, level 2 and level 3 cash instruments. As a result, gains/(losses) included in the level 3 rollforward below do not necessarily represent the overall impact on the firm's results of operations, liquidity or capital resources.

The tables below present changes in fair value for all derivatives categorized as level 3 as of the end of the year.

Level 3 Derivative Assets and Liabilities at Fair Value for the Year Ended December 2011

in millions	Asset/ (liability) balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases	Sales	Settlements	Net transfers in and/or (out) of level 3	Asset/ (liability) balance, end of year
Interest rates — net	$ 194	$ (38)	$ (305)	$ 23	$ (29)	$ 84	$(300)	$ (371)
Credit — net	7,040	46	2,525	348	(1,310)	(1,713)	(636)	6,300
Currencies — net	1,098	(26)	(351)	29	(25)	(54)	171	842
Commodities — net	220	(35)	259	125	(835)	150	(489)	(605)
Equities — net	(990)	184	151	382	(683)	159	365	(432)
Total derivatives — net	**$7,562**	**$131** [1]	**$2,279** [1,2]	**$907**	**$(2,882)**	**$(1,374)**	**$(889)**	**$5,734**

1. The aggregate amounts include approximately $2.35 billion and $62 million reported in "Market making" and "Other principal transactions," respectively.

2. Principally resulted from changes in level 2 inputs.

The net unrealized gain on level 3 derivatives of $2.28 billion for the year ended December 2011 was primarily attributable to the impact of changes in interest rates and exchange rates underlying certain credit derivatives. Unrealized gains on level 3 derivatives were substantially offset by unrealized losses on derivatives classified within level 2 which economically hedge derivatives classified within level 3.

Significant transfers in or out of level 3 derivatives during the year ended December 2011 included:

- Credit — net: net transfer out of level 3 of $636 million, primarily reflecting transfers to level 2 of certain credit derivative assets principally due to unobservable inputs no longer being significant to the valuation of these derivatives, and transfers into level 3 of certain credit derivative liabilities due to reduced transparency of the correlation inputs used to value these derivatives. The impact of these transfers was partially offset by transfers into level 3 of certain credit and mortgage derivative assets, primarily due to reduced transparency of the correlation inputs used to value these derivatives.
- Commodities — net: net transfer out of level 3 of $489 million, primarily reflecting transfers to level 2, due to increased transparency of market prices used to value certain commodity derivative assets as a result of market activity in similar instruments, and unobservable inputs becoming less significant to the valuation of other commodity derivative assets. In addition, certain commodity derivative liabilities were transferred into level 3 due to reduced transparency of volatility inputs used to value these derivatives.

Level 3 Derivative Assets and Liabilities at Fair Value for the Year Ended December 2010						
in millions	Asset/ (liability) balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Net purchases, sales and settlements	Net transfers in and/or (out) of level 3	Asset/ (liability) balance, end of year
Interest rates — net	$ (71)	$ (79)	$ 156	$ (118)	$ 306	$ 194
Credit — net	6,366	8	4,393	(2,663)	(1,064)	7,040
Currencies — net	215	(83)	317	110	539	1,098
Commodities — net	(90)	48	312	33	(83)	220
Equities — net	(1,224)	(38)	6	43	223	(990)
Total derivatives — net	$ 5,196	$(144) [1]	$5,184 [1, 2]	$(2,595)	$ (79)	$7,562

1. The aggregate amounts include approximately $4.99 billion and $55 million reported in "Market making" and "Other principal transactions," respectively.

2. Principally resulted from changes in level 2 inputs.

The net unrealized gain on level 3 derivatives of $5.18 billion for the year ended December 2010 was primarily attributable to lower interest rates underlying certain credit derivatives. These unrealized gains were substantially offset by unrealized losses on currency, interest rate and credit derivatives categorized in level 2, which economically hedge level 3 derivatives.

Significant transfers in or out of level 3 derivatives during the year ended December 2010 included:

- Interest rates — net and Currencies — net: net transfer into level 3 of $306 million and $539 million, respectively, principally due to reduced transparency of the correlation inputs used to value these financial instruments.
- Credit — net: net transfer out of level 3 of $1.06 billion, principally due to improved transparency of correlation inputs used to value certain mortgage derivatives.

Impact of Credit Spreads on Derivatives

On an ongoing basis, the firm realizes gains or losses relating to changes in credit risk through the unwind of derivative contracts and changes in credit mitigants.

The net gain attributable to the impact of changes in credit exposure and credit spreads (counterparty and the firm's) on derivatives was $573 million, $68 million and $572 million for the years ended December 2011, December 2010 and December 2009, respectively.

Bifurcated Embedded Derivatives

The table below presents derivatives, primarily equity and interest rate products, that have been bifurcated from their related borrowings. These derivatives are recorded at fair value and included in "Unsecured short-term borrowings" and "Unsecured long-term borrowings." See Note 8 for further information.

	As of December	
in millions, except number of contracts	**2011**	2010
Fair value of assets	**$422**	$383
Fair value of liabilities	**304**	267
Net	**$118**	$116
Number of contracts	**333**	338

OTC Derivatives

The tables below present the fair values of OTC derivative assets and liabilities by tenor and by product type. Tenor is based on expected duration for mortgage-related credit derivatives and generally on remaining contractual maturity for other derivatives.

in millions	OTC Derivatives as of December 2011			
Assets Product Type	**0 - 12 Months**	**1 - 5 Years**	**5 Years or Greater**	**Total**
Interest rates	$10,931	$32,194	$ 82,480	$ 125,605
Credit	3,054	15,468	13,687	32,209
Currencies	11,253	11,592	16,023	38,868
Commodities	5,286	5,931	147	11,364
Equities	6,663	7,768	7,468	21,899
Netting across product types [1]	(3,071)	(6,033)	(6,027)	(15,131)
Subtotal	$34,116	$66,920	$113,778	214,814
Cross maturity netting [2]				(22,562)
Cash collateral netting [3]				(118,104)
Total				$ 74,148

Liabilities Product Type	**0 - 12 Months**	**1 - 5 Years**	**5 Years or Greater**	**Total**
Interest rates	$ 5,787	$18,607	$ 37,739	$ 62,133
Credit	1,200	6,957	3,894	12,051
Currencies	9,826	5,514	6,502	21,842
Commodities	6,322	5,174	2,727	14,223
Equities	3,290	4,018	4,246	11,554
Netting across product types [1]	(3,071)	(6,033)	(6,027)	(15,131)
Subtotal	$23,354	$34,237	$ 49,081	106,672
Cross maturity netting [2]				(22,562)
Cash collateral netting [3]				(28,829)
Total				$ 55,281

1. Represents the netting of receivable balances with payable balances for the same counterparty across product types within a tenor category under enforceable netting agreements. Receivable and payable balances with the same counterparty in the same product type and tenor category are netted within such product type and tenor category.
2. Represents the netting of receivable balances with payable balances for the same counterparty across tenor categories under enforceable netting agreements.
3. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

in millions	OTC Derivatives as of December 2010			
Assets **Product Type**	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total
Interest rates	$ 7,137	$34,384	$60,750	$ 102,271
Credit	2,777	16,145	13,525	32,447
Currencies	9,968	10,696	14,868	35,532
Commodities	5,664	5,996	248	11,908
Equities	4,795	10,942	7,037	22,774
Netting across product types [1]	(2,937)	(5,513)	(5,077)	(13,527)
Subtotal	$27,404	$72,650	$91,351	$ 191,405
Cross maturity netting [2]				(15,396)
Cash collateral netting [3]				(110,317)
Total				$ 65,692

Liabilities **Product Type**	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total
Interest rates	$ 4,470	$14,072	$19,760	$ 38,302
Credit	1,024	4,862	3,816	9,702
Currencies	8,036	5,219	4,986	18,241
Commodities	7,279	7,838	2,528	17,645
Equities	3,962	4,977	3,750	12,689
Netting across product types [1]	(2,937)	(5,513)	(5,077)	(13,527)
Subtotal	$21,834	$31,455	$29,763	$ 83,052
Cross maturity netting [2]				(15,396)
Cash collateral netting [3]				(15,720)
Total				$ 51,936

1. Represents the netting of receivable balances with payable balances for the same counterparty across product types within a tenor category under enforceable netting agreements. Receivable and payable balances with the same counterparty in the same product type and tenor category are netted within such product type and tenor category.
2. Represents the netting of receivable balances with payable balances for the same counterparty across tenor categories under enforceable netting agreements.
3. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Derivatives with Credit-Related Contingent Features
Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in the firm's credit ratings. The table below presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral, and the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in the firm's credit ratings.

in millions	As of December 2011	2010
Net derivative liabilities under bilateral agreements	**$35,066**	$23,843
Collateral posted	**29,002**	16,640
Additional collateral or termination payments for a one-notch downgrade	**1,303**	1,353
Additional collateral or termination payments for a two-notch downgrade	**2,183**	2,781

Credit Derivatives
The firm enters into a broad array of credit derivatives in locations around the world to facilitate client transactions and to manage the credit risk associated with market-making and investing and lending activities. Credit derivatives are actively managed based on the firm's net risk position.

Credit derivatives are individually negotiated contracts and can have various settlement and payment conventions. Credit events include failure to pay, bankruptcy, acceleration of indebtedness, restructuring, repudiation and dissolution of the reference entity.

Credit Default Swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer (reference entity) of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer of protection. However, if a credit event occurs, the seller of protection is required to make a payment to the buyer of protection, which is calculated in accordance with the terms of the contract.

Credit Indices, Baskets and Tranches. Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. If a credit event occurs in one of the underlying reference obligations, the protection seller pays the protection buyer. The payment is typically a pro-rata portion of the transaction's total notional amount based on the underlying defaulted reference obligation. In certain transactions, the credit risk of a basket or index is separated into various portions (tranches), each having different levels of subordination. The most junior tranches cover initial defaults and once losses exceed the notional amount of these junior tranches, any excess loss is covered by the next most senior tranche in the capital structure.

Total Return Swaps. A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Credit Options. In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right, but not the obligation, to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underlyings. Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default.

As of December 2011, written and purchased credit derivatives had total gross notional amounts of $1.96 trillion and $2.08 trillion, respectively, for total net notional purchased protection of $116.93 billion. As of December 2010, written and purchased credit derivatives had total gross notional amounts of $2.05 trillion and $2.19 trillion, respectively, for total net notional purchased protection of $140.63 billion.

The table below presents certain information about credit derivatives. In the table below:

- fair values exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted under credit support agreements, and therefore are not representative of the firm's exposure;
- tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives; and
- the credit spread on the underlying, together with the tenor of the contract, are indicators of payment/performance risk. The firm is less likely to pay or otherwise be required to perform where the credit spread and the tenor are lower.

	Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor				Maximum Payout/Notional Amount of Purchased Credit Derivatives		Fair Value of Written Credit Derivatives		
$ in millions	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total	Offsetting Purchased Credit Derivatives [1]	Other Purchased Credit Derivatives [2]	Asset	Liability	Net Asset/ (Liability)
As of December 2011									
Credit spread on underlying (basis points)									
0-250	**$282,851**	**$ 794,193**	**$141,688**	**$1,218,732**	**$1,122,296**	**$180,316**	**$17,572**	**$ 16,907**	**$ 665**
251-500	**42,682**	**269,687**	**69,864**	**382,233**	**345,942**	**47,739**	**4,517**	**20,810**	**(16,293)**
501-1,000	**29,377**	**140,389**	**21,819**	**191,585**	**181,003**	**23,176**	**138**	**15,398**	**(15,260)**
Greater than 1,000	**30,244**	**114,103**	**22,995**	**167,342**	**147,614**	**28,734**	**512**	**57,201**	**(56,689)**
Total	**$385,154**	**$1,318,372**	**$256,366**	**$1,959,892**	**$1,796,855**	**$279,965**	**$22,739**	**$110,316**	**$(87,577)**
As of December 2010									
Credit spread on underlying (basis points)									
0-250	$235,798	$1,094,308	$288,851	$1,618,957	$1,511,113	$232,506	$32,071	$ 14,780	$ 17,291
251-500	14,412	144,448	52,072	210,932	183,613	36,713	7,368	7,739	(371)
501-1,000	6,384	89,212	33,553	129,149	110,019	18,686	2,571	11,256	(8,685)
Greater than 1,000	11,721	63,982	12,022	87,725	70,945	23,795	483	33,670	(33,187)
Total	$268,315	$1,391,950	$386,498	$2,046,763	$1,875,690	$311,700	$42,493	$ 67,445	$(24,952)

1. Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they economically hedge written credit derivatives with identical underlyings.

2. This purchased protection represents the notional amount of purchased credit derivatives in excess of the notional amount included in "Offsetting Purchased Credit Derivatives."

Hedge Accounting

The firm applies hedge accounting for (i) certain interest rate swaps used to manage the interest rate exposure of certain fixed-rate unsecured long-term and short-term borrowings and certain fixed-rate certificates of deposit and (ii) certain foreign currency forward contracts and foreign currency-denominated debt used to manage foreign currency exposures on the firm's net investment in certain non-U.S. operations.

To qualify for hedge accounting, the derivative hedge must be highly effective at reducing the risk from the exposure being hedged. Additionally, the firm must formally document the hedging relationship at inception and test the hedging relationship at least on a quarterly basis to ensure the derivative hedge continues to be highly effective over the life of the hedging relationship.

Interest Rate Hedges

The firm designates certain interest rate swaps as fair value hedges. These interest rate swaps hedge changes in fair value attributable to the relevant benchmark interest rate (e.g., London Interbank Offered Rate (LIBOR)), effectively converting a substantial portion of fixed-rate obligations into floating-rate obligations.

The firm applies the "long-haul method" in assessing the effectiveness of its fair value hedging relationships in achieving offsetting changes in the fair values of the hedging instrument and the risk being hedged (i.e., interest rate risk).

During the three months ended March 2010, the firm changed its method of prospectively and retrospectively assessing the effectiveness of all of its fair value hedging relationships from a dollar-offset method, which is a non-statistical method, to regression analysis, which is a statistical method.

An interest rate swap is considered highly effective in offsetting changes in fair value attributable to changes in the hedged risk when the regression analysis results in a coefficient of determination of 80% or greater and a slope between 80% and 125%.

The dollar-offset method compared the change in the fair value of the hedging instrument to the change in the fair value of the hedged item, excluding the effect of the passage of time. The prospective dollar-offset assessment used scenario analyses to test hedge effectiveness through simulations of numerous parallel and slope shifts of the relevant yield curve. Parallel shifts changed the interest rate of all maturities by identical amounts. Slope shifts changed the curvature of the yield curve. For both the prospective assessment, in response to each of the simulated yield curve shifts, and the retrospective assessment, a hedging relationship was considered effective if the fair value of the hedging instrument and the hedged item changed inversely within a range of 80% to 125%.

For qualifying fair value hedges, gains or losses on derivatives are included in "Interest expense." The change in fair value of the hedged item attributable to the risk being hedged is reported as an adjustment to its carrying value and is subsequently amortized into interest expense over its remaining life. Gains or losses resulting from hedge ineffectiveness are included in "Interest expense." When a derivative is no longer designated as a hedge, any remaining difference between the carrying value and par value of the hedged item is amortized to interest expense over the remaining life of the hedged item using the effective interest method. See Note 23 for further information about interest income and interest expense.

For the years ended December 2011, December 2010 and December 2009, the gain/(loss) recognized on interest rate derivatives accounted for as hedges was $4.68 billion, $1.62 billion and $(10.07) billion, respectively, and the related gain/(loss) recognized on the hedged borrowings and bank deposits was $(6.30) billion, $(3.45) billion and $9.95 billion, respectively. The hedge ineffectiveness recognized on these derivatives for the years ended December 2011 and December 2010 was a loss of $1.62 billion and $1.84 billion, respectively, and was not material for the year ended December 2009. These losses consisted primarily of the amortization of prepaid credit spreads. The gain/(loss) excluded from the assessment of hedge effectiveness was not material for the years ended December 2011 and December 2010, and was a loss of $1.23 billion for the year ended December 2009.

Net Investment Hedges

The firm seeks to reduce the impact of fluctuations in foreign exchange rates on its net investment in certain non-U.S. operations through the use of foreign currency forward contracts and foreign currency-denominated debt. For foreign currency forward contracts designated as hedges, the effectiveness of the hedge is assessed based on the overall changes in the fair value of the forward contracts (i.e., based on changes in forward rates). For foreign currency-denominated debt designated as a hedge, the effectiveness of the hedge is assessed based on changes in spot rates.

For qualifying net investment hedges, the gains or losses on the hedging instruments, to the extent effective, are included in the consolidated statements of comprehensive income.

The table below presents the gains/(losses) from net investment hedging. The gains/(losses) below are included in "Currency translation adjustment, net of tax."

	Year Ended December		
in millions	**2011**	2010	2009
Currency hedges	**$ 160**	$(261)	$(495)
Foreign currency-denominated debt	**(147)**	(498)	106

The gain/(loss) related to ineffectiveness was not material for the years ended December 2011, December 2010 and December 2009. The loss reclassified to earnings from accumulated other comprehensive income was $186 million for the year ended December 2011 and was not material for the years ended December 2010 and December 2009.

As of December 2011 and December 2010, the firm had designated $3.11 billion and $3.88 billion, respectively, of foreign currency-denominated debt, included in "Unsecured long-term borrowings" and "Unsecured short-term borrowings," as hedges of net investments in non-U.S. subsidiaries.

Note 8.

Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option.

The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes (e.g., transfers of financial instruments owned accounted for as financings are recorded at fair value whereas the related secured financing would be recorded on an accrual basis absent electing the fair value option); and
- address simplification and cost-benefit considerations (e.g., accounting for hybrid financial instruments at fair value in their entirety versus bifurcation of embedded derivatives and hedge accounting for debt hosts).

Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets (e.g., physical commodities). If the firm elects to bifurcate the embedded derivative from the associated debt, the derivative is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedges. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- resale and repurchase agreements;
- securities borrowed and loaned within Fixed Income, Currency and Commodities Client Execution;

- certain other secured financings, primarily transfers of assets accounted for as financings rather than sales and certain other nonrecourse financings, including debt raised through the firm's William Street credit extension program outstanding as of December 2010;
- certain unsecured short-term borrowings, consisting of all promissory notes and commercial paper and certain hybrid financial instruments;
- certain unsecured long-term borrowings, including prepaid commodity transactions and certain hybrid financial instruments;
- certain receivables from customers and counterparties, including certain margin loans and transfers of assets accounted for as secured loans rather than purchases;
- certain insurance and reinsurance contract assets and liabilities and certain guarantees;
- certain subordinated liabilities issued by consolidated VIEs; and
- certain deposits issued by the firm's bank subsidiaries. Deposits with no stated maturity are not eligible for a fair value option election.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

Significant inputs for each category of other financial assets and financial liabilities at fair value are as follows:

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are the amount and timing of expected future cash flows, interest rates and collateral funding spreads. See Note 9 for further information.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market yields and recovery assumptions), the frequency of additional collateral calls and the credit spreads of the firm. See Note 9 for further information.

Unsecured Short-term and Long-term Borrowings. The significant inputs to the valuation of unsecured short-term and long-term borrowings at fair value are the amount and timing of expected future cash flows, interest rates, the credit spreads of the firm, as well as commodity prices in the case of prepaid commodity transactions and, for certain hybrid financial instruments, equity prices, inflation rates and index levels. See Notes 15 and 16 for further information.

Receivables from Customers and Counterparties. The significant inputs to the valuation of certain receivables from customers and counterparties are commodity prices, interest rates and the amount and timing of expected future cash flows.

Insurance and Reinsurance Contracts. Insurance and reinsurance contracts at fair value are included in "Receivables from customers and counterparties" and "Other liabilities and accrued expenses." The insurance and reinsurance contracts for which the firm has elected the fair value option are contracts that can be settled only in cash and that qualify for the fair value option because they are recognized financial instruments. These contracts are valued using market transactions and other market evidence where possible, including market-based inputs to models, calibration to market-clearing transactions or other alternative pricing sources with reasonable levels of price transparency. Significant level 2 inputs typically include interest rates and inflation risk. Significant level 3 inputs typically include mortality or funding benefit assumptions. When unobservable inputs to a valuation model are significant to the fair value measurement of an instrument, the instrument is classified in level 3.

Deposits. The significant inputs to the valuation of deposits are interest rates.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value under the fair value option.

in millions	Other Financial Assets at Fair Value as of December 2011			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes [1]	$21,263	$ 20,751	$ —	$ 42,014
Securities purchased under agreements to resell	—	187,232	557	187,789
Securities borrowed	—	47,621	—	47,621
Receivables from customers and counterparties	—	8,887	795	9,682
Total	**$21,263**	**$264,491**	**$ 1,352**	**$287,106**

in millions	Other Financial Liabilities at Fair Value as of December 2011			
	Level 1	Level 2	Level 3	Total
Deposits	$ —	$ 4,513	$ 13	$ 4,526
Securities sold under agreements to repurchase	—	162,321	2,181	164,502
Securities loaned	—	107	—	107
Other secured financings	—	28,267	1,752	30,019
Unsecured short-term borrowings	—	14,560	3,294	17,854
Unsecured long-term borrowings	—	14,971	2,191	17,162
Other liabilities and accrued expenses	—	490	8,996	9,486
Total	**$ —**	**$225,229**	**$18,427**	**$243,656**

1. Includes securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consists of securities borrowed and resale agreements. The table above also includes $21.26 billion of level 1 and $528 million of level 2 securities segregated for regulatory and other purposes accounted for at fair value under other U.S. GAAP, principally consisting of U.S. Treasury securities, money market instruments and insurance separate account assets.

in millions	Other Financial Assets at Fair Value as of December 2010			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes [1]	$19,794	$ 16,388	$ —	$ 36,182
Securities purchased under agreements to resell	—	188,255	100	188,355
Securities borrowed	—	48,822	—	48,822
Receivables from customers and counterparties	—	6,904	298	7,202
Total	$19,794	$260,369	$ 398	$280,561

in millions	Other Financial Liabilities at Fair Value as of December 2010			
	Level 1	Level 2	Level 3	Total
Deposits	$ —	$ 1,975	$ —	$ 1,975
Securities sold under agreements to repurchase	—	160,285	2,060	162,345
Securities loaned	—	1,514	—	1,514
Other secured financings	—	23,445	8,349	31,794
Unsecured short-term borrowings	—	18,640	3,476	22,116
Unsecured long-term borrowings	—	16,067	2,104	18,171
Other liabilities and accrued expenses	—	563	2,409	2,972
Total	$ —	$222,489	$18,398	$240,887

1. Includes securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consists of securities borrowed and resale agreements. The table above also includes $19.79 billion of level 1 and $3.53 billion of level 2 securities segregated for regulatory and other purposes accounted for at fair value under other U.S. GAAP, principally consisting of U.S. Treasury securities, money market instruments and insurance separate account assets.

Level 3 Rollforward

If a financial asset or financial liability was transferred to level 3 during a reporting period, its entire gain or loss for the period is included in level 3. Transfers between levels are recognized at the beginning of the reporting period in which they occur. The tables below present changes in fair value for other financial assets and financial liabilities accounted for at fair value under the fair value option categorized as level 3 as of the end of the year.

Level 3 other financial assets and liabilities are frequently economically hedged with cash instruments and derivatives. Accordingly, gains or losses that are reported in level 3 can be partially offset by gains or losses attributable to level 1, 2 or 3 cash instruments or derivatives. As a result, gains or losses included in the level 3 rollforward below do not necessarily represent the overall impact on the firm's results of operations, liquidity or capital resources.

	Level 3 Other Financial Assets at Fair Value for the Year Ended December 2011							
in millions	Balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Purchases	Sales	Settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Securities purchased under agreements to resell	$100	$ 2	$—	$ 620	$—	$(165)	$—	$ 557
Receivables from customers and counterparties	298	—	54	468	—	(25)	—	795
Total	$398	$ 2	$54	$1,088	$—	$(190)	$—	$1,352

	Level 3 Other Financial Liabilities at Fair Value for the Year Ended December 2011								
in millions	Balance, beginning of year	Net realized (gains)/ losses	Net unrealized (gains)/losses relating to instruments still held at year-end	Purchases	Sales	Issuances	Settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Deposits	$ —	$ —	$ —	$ —	$—	$ 13	$ —	$ —	$ 13
Securities sold under agreements to repurchase, at fair value	2,060	—	—	—	—	299	(178)	—	2,181
Other secured financings	8,349	8	3	—	—	483	(4,062)	(3,029)	1,752
Unsecured short-term borrowings	3,476	(15)	(340)	(5)	—	815	(1,080)	443	3,294
Unsecured long-term borrowings	2,104	25	5	—	—	441	(193)	(191)	2,191
Other liabilities and accrued expenses	2,409	—	1,095	5,840	—	—	(348)	—	8,996
Total	$18,398	$ 18	$ 763	$5,835	$—	$2,051	$(5,861)	$(2,777)	$18,427

The net unrealized loss on level 3 other financial assets and liabilities at fair value of $709 million for the year ended December 2011 primarily consisted of losses on other liabilities and accrued expenses, primarily attributable to the impact of a change in interest rates on certain insurance liabilities. These losses were partially offset by gains on unsecured short-term borrowings, primarily reflecting gains on certain equity-linked notes, principally due to a decline in global equity markets.

Significant transfers in or out of level 3 during the year ended December 2011 included:

- Other secured financings: net transfer out of level 3 of $3.03 billion, principally due to transfers to level 2 of certain borrowings as unobservable inputs were no longer significant to the valuation of these borrowings as they neared maturity.
- Unsecured short-term borrowings: net transfer into level 3 of $443 million, principally due to transfers to level 3 of certain borrowings due to less transparency of market prices as a result of less activity in these financial instruments.

	Level 3 Other Financial Assets at Fair Value for the Year Ended December 2010					
in millions	Balance, beginning of year	Net realized gains/ (losses)	Net unrealized gains/(losses) relating to instruments still held at year-end	Net purchases, sales and settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Securities purchased under agreements to resell	$ —	$ 3	$ —	$ 97	$ —	$ 100
Receivables from customers and counterparties	—	22	(58)	—	334	298
Total	$ —	$ 25	$ (58)	$ 97	$ 334	$ 398

	Level 3 Other Financial Liabilities at Fair Value for the Year Ended December 2010					
in millions	Balance, beginning of year	Net realized (gains)/ losses	Net unrealized (gains)/losses relating to instruments still held at year-end	Net purchases, sales, issuances and settlements	Net transfers in and/or (out) of level 3	Balance, end of year
Securities sold under agreements to repurchase, at fair value	$ 394	$ —	$ —	$1,666	$ —	$ 2,060
Other secured financings	6,756	(1)	25	1,605	(36)	8,349
Unsecured short-term borrowings	2,310	91	35	(300)	1,340	3,476
Unsecured long-term borrowings	3,077	23	41	216	(1,253)	2,104
Other liabilities and accrued expenses	1,913	10	54	(155)	587	2,409
Total	$14,450	$123	$155	$3,032	$ 638	$18,398

Significant transfers in or out of level 3 during the year ended December 2010, which were principally due to the consolidation of certain VIEs upon adoption of ASU No. 2009-17 as of January 1, 2010, included:

- Unsecured short-term borrowings: net transfer into level 3 of $1.34 billion, principally due to the consolidation of certain VIEs.
- Unsecured long-term borrowings: net transfer out of level 3 of $1.25 billion, principally due to the consolidation of certain VIEs, which caused the firm's borrowings from these VIEs to become intercompany borrowings which were eliminated in consolidation. Substantially all of these borrowings were level 3.
- Other liabilities and accrued expenses: net transfer into level 3 of $587 million, principally due to an increase in subordinated liabilities issued by certain consolidated VIEs.

Gains and Losses on Other Financial Assets and Financial Liabilities at Fair Value

The "Fair Value Option" columns in the table below present the gains and losses recognized as a result of the firm electing to apply the fair value option to certain financial assets and financial liabilities. These gains and losses are included in "Market making" and "Other principal transactions."

The amounts in the table exclude contractual interest, which is included in "Interest income" and "Interest expense," for all instruments other than hybrid financial instruments. See Note 23 for further information about interest income and interest expense. The table also excludes gains and losses related to financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value.

Included in the "Other" columns in the table below are:

- Gains and losses on the embedded derivative component of hybrid financial instruments included in unsecured short-term borrowings and unsecured long-term borrowings. These gains and losses would have been recognized under other U.S. GAAP even if the firm had not elected to account for the entire hybrid instrument at fair value.
- Gains and losses on secured financings related to transfers of assets accounted for as financings rather than sales. These gains and losses are offset by gains and losses on the related instruments included in "Financial instruments owned, at fair value" and "Receivables from customers and counterparties."
- Gains and losses on receivables from customers and counterparties related to transfers of assets accounted for as receivables rather than purchases. These gains and losses are offset by gains and losses on the related financial instruments included in "Other secured financings."
- Gains and losses on subordinated liabilities issued by consolidated VIEs, which are included in "Other liabilities and accrued expenses." These gains and losses are offset by gains and losses on the financial assets held by the consolidated VIEs.

Gains/(Losses) on Other Financial Assets and Financial Liabilities at Fair Value

	Year Ended December					
	2011		2010		2009	
in millions	**Fair Value Option**	**Other**	Fair Value Option	Other	Fair Value Option	Other
Receivables from customers and counterparties [1]	**$ (11)**	**$ 442**	$(106)	$ 558	$ 255	$ —
Other secured financings	**123**	**(1,199)**	(35)	(996)	(822)	48
Unsecured short-term borrowings	**144**	**2,005**	33	(1,488)	(182)	(3,150)
Unsecured long-term borrowings	**535**	**1,801**	152	(1,321)	(884)	(4,150)
Other liabilities and accrued expenses [2]	**(994)**	**83**	(88)	138	(214)	—
Other [3]	**90**	**—**	(10)	—	79	—
Total	**$(113)**	**$ 3,132**	$ (54)	$(3,109)	$(1,768)	$(7,252)

1. Primarily consists of gains/(losses) on certain transfers accounted for as receivables rather than purchases and certain reinsurance contracts.

2. Primarily consists of gains/(losses) on certain insurance contracts.

3. Primarily consists of gains/(losses) on resale and repurchase agreements, securities borrowed and loaned and deposits.

Excluding the gains and losses on the instruments accounted for under the fair value option described above, "Market making" and "Other principal transactions" primarily represents gains and losses on "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value."

Loans and Lending Commitments

The table below presents the difference between the aggregate fair value and the aggregate contractual principal amount for loans and long-term receivables for which the fair value option was elected.

	As of December	
in millions	**2011**	2010
Aggregate contractual principal amount of performing loans and long-term receivables in excess of the related fair value	**$ 3,826**	$ 3,090
Aggregate contractual principal amount of loans on nonaccrual status and/or more than 90 days past due in excess of the related fair value	**23,034**	26,653
Total [1]	**$26,860**	$29,743
Aggregate fair value of loans on nonaccrual status and/or more than 90 days past due	**$ 3,174**	$ 3,994

1. The aggregate contractual principal exceeds the related fair value primarily because the firm regularly purchases loans, such as distressed loans, at values significantly below contractual principal amounts.

As of December 2011 and December 2010, the fair value of unfunded lending commitments for which the fair value option was elected was a liability of $2.82 billion and $1.26 billion, respectively, and the related total contractual amount of these lending commitments was $66.12 billion and $51.20 billion, respectively.

Long-term Debt Instruments

The aggregate contractual principal amount of long-term debt instruments (principal and non-principal protected) for which the fair value option was elected exceeded the related fair value by $932 million and $701 million as of December 2011 and December 2010, respectively. Of these amounts, $693 million and $349 million as of December 2011 and December 2010, respectively, related to unsecured long-term borrowings and the remainder related to long-term other secured financings.

Impact of Credit Spreads on Loans and Lending Commitments

The estimated net gain/(loss) attributable to changes in instrument-specific credit spreads on loans and lending commitments for which the fair value option was elected was $(805) million, $1.85 billion and $1.65 billion for the years ended December 2011, December 2010 and December 2009, respectively. Changes in the fair value of loans and lending commitments are primarily attributable to changes in instrument-specific credit spreads. Substantially all of the firm's performing loans and lending commitments are floating-rate.

Impact of Credit Spreads on Borrowings

The table below presents the net gains/(losses) attributable to the impact of changes in the firm's own credit spreads on borrowings for which the fair value option was elected. The firm calculates the fair value of borrowings by discounting future cash flows at a rate which incorporates the firm's credit spreads.

	Year Ended December		
in millions	**2011**	2010	2009
Net gains/(losses) including hedges	**$596**	$198	$(1,103)
Net gains/(losses) excluding hedges	**714**	199	(1,116)

Note 9.

Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements), securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction and included in "Interest income" and "Interest expense," respectively. See Note 23 for further information about interest income and interest expense.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

	As of December	
in millions	**2011**	2010
Securities purchased under agreements to resell [1]	**$187,789**	$188,355
Securities borrowed [2]	**153,341**	166,306
Securities sold under agreements to repurchase [1]	**164,502**	162,345
Securities loaned [2]	**7,182**	11,212

1. Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.
2. As of December 2011 and December 2010, $47.62 billion and $48.82 billion of securities borrowed and $107 million and $1.51 billion of securities loaned were at fair value, respectively.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency, and investment-grade sovereign obligations.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statements of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. The firm had no repos to maturity outstanding as of December 2011 or December 2010.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash. When the firm returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities, or a letter of credit. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned within Fixed Income, Currency and Commodities Client Execution are recorded at fair value under the fair value option.

Securities borrowed and loaned within Securities Services are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates.

As of December 2011 and December 2010, the firm had $20.22 billion and $12.86 billion, respectively, of securities received under resale agreements and securities borrowed transactions that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Other Secured Financings

In addition to repurchase agreements and securities lending transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments and other assets as collateral in these transactions. These other secured financings consist of:

- liabilities of consolidated VIEs;
- transfers of assets accounted for as financings rather than sales (primarily collateralized central bank financings, pledged commodities, bank loans and mortgage whole loans);
- other structured financing arrangements; and
- debt raised through the firm's William Street credit extension program outstanding as of December 2010.

Other secured financings include arrangements that are nonrecourse. As of December 2011 and December 2010, nonrecourse other secured financings were $3.14 billion and $8.42 billion, respectively.

The firm has elected to apply the fair value option to the following other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes:

- transfers of assets accounted for as financings rather than sales;
- certain other nonrecourse financings; and
- debt raised through the firm's William Street credit extension program outstanding as of December 2010.

See Note 8 for further information about other secured financings that are accounted for at fair value. Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, which generally approximates fair value.

The table below presents information about other secured financings. In the table below:

- short-term secured financings include financings maturing within one year of the financial statement date and financings that are redeemable within one year of the financial statement date at the option of the holder;
- long-term secured financings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates; and
- long-term secured financings that are redeemable prior to maturity at the option of the holders are reflected at the dates such options become exercisable.

	As of December 2011			As of December 2010		
$ in millions	**U.S. Dollar**	**Non-U.S. Dollar**	**Total**	U.S. Dollar	Non-U.S. Dollar	Total
Other secured financings (short-term):						
At fair value	**$18,519**	**$ 5,140**	**$23,659**	$16,404	$ 3,684	$20,088
At amortized cost	**155**	**5,371**	**5,526**	99	4,342	4,441
Interest rates [1]	***3.85%***	***0.22%***		*2.96%*	*0.71%*	
Other secured financings (long-term):						
At fair value	**4,305**	**2,055**	**6,360**	9,594	2,112	11,706
At amortized cost	**1,024**	**795**	**1,819**	1,565	577	2,142
Interest rates [1]	***1.88%***	***3.28%***		*2.14%*	*1.94%*	
Total [2]	**$24,003**	**$13,361**	**$37,364**	$27,662	$10,715	$38,377
Amount of other secured financings collateralized by:						
Financial instruments [3]	**$23,703**	**$12,169**	**$35,872**	$27,014	$ 8,760	$35,774
Other assets [4]	**300**	**1,192**	**1,492**	648	1,955	2,603

1. The weighted average interest rates exclude secured financings at fair value and include the effect of hedging activities. See Note 7 for further information about hedging activities.
2. Includes $9.36 billion and $8.32 billion related to transfers of financial assets accounted for as financings rather than sales as of December 2011 and December 2010, respectively. Such financings were collateralized by financial assets included in "Financial instruments owned, at fair value" of $9.51 billion and $8.53 billion as of December 2011 and December 2010, respectively.
3. Includes $14.82 billion and $25.63 billion of other secured financings collateralized by financial instruments owned, at fair value and $21.06 billion and $10.14 billion of other secured financings collateralized by financial instruments received as collateral and repledged as of December 2011 and December 2010, respectively.
4. Primarily real estate and cash.

The table below presents other secured financings by maturity.

in millions	**As of December 2011**
Other secured financings (short-term)	**$29,185**
Other secured financings (long-term):	
2013	**1,852**
2014	**3,627**
2015	**583**
2016	**437**
2017 - thereafter	**1,680**
Total other secured financings (long-term)	**8,179**
Total other secured financings	**$37,364**

The aggregate contractual principal amount of other secured financings (long-term) for which the fair value option was elected exceeded the related fair value by $239 million and $352 million as of December 2011 and December 2010, respectively.

Collateral Received and Pledged

The firm receives financial instruments (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans.

In many cases, the firm is permitted to deliver or repledge these financial instruments when entering into repurchase agreements and securities lending agreements, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

	As of December	
in millions	**2011**	2010
Collateral available to be delivered or repledged	**$622,926**	$618,423
Collateral that was delivered or repledged	**454,604**	447,882

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements, securities lending agreements and other secured financings, and other assets (primarily real estate and cash) in connection with other secured financings to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged by the firm.

	As of December	
in millions	**2011**	2010
Financial instruments owned, at fair value pledged to counterparties that:		
Had the right to deliver or repledge	**$ 53,989**	$ 51,010
Did not have the right to deliver or repledge	**110,949**	112,750
Other assets pledged to counterparties that:		
Did not have the right to deliver or repledge	**3,444**	4,482

Note 10.

Securitization Activities

The firm securitizes residential and commercial mortgages, corporate bonds, loans and other types of financial assets by selling these assets to securitization vehicles (e.g., trusts, corporate entities, and limited liability companies) and acts as underwriter of the beneficial interests that are sold to investors. The firm's residential mortgage securitizations are substantially all in connection with government agency securitizations.

Beneficial interests issued by securitization entities are debt or equity securities that give the investors rights to receive all or portions of specified cash inflows to a securitization vehicle and include senior and subordinated shares of principal, interest and/or other cash inflows. The proceeds from the sale of beneficial interests are used to pay the transferor for the financial assets sold to the securitization vehicle or to purchase securities which serve as collateral.

The firm accounts for a securitization as a sale when it has relinquished control over the transferred assets. Prior to securitization, the firm accounts for assets pending transfer at fair value and therefore does not typically recognize significant gains or losses upon the transfer of assets. Net revenues from underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

For transfers of assets that are not accounted for as sales, the assets remain in "Financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Notes 9 and 23 for further information about collateralized financings and interest expense, respectively.

The firm generally receives cash in exchange for the transferred assets but may also have continuing involvement with transferred assets, including ownership of beneficial interests in securitized financial assets, primarily in the form of senior or subordinated securities, and servicing rights that the firm retains at the time of securitization. The firm may also purchase senior or subordinated securities issued by securitization vehicles (which are typically VIEs) in connection with secondary market-making activities.

The primary risks included in beneficial interests and other interests from the firm's continuing involvement with securitization vehicles are the performance of the underlying collateral, the position of the firm's investment in the capital structure of the securitization vehicle and the market yield for the security. These interests are accounted for at fair value and are included in "Financial instruments owned, at fair value" and are generally classified in level 2 of the fair value hierarchy. See Notes 5 through 8 for further information about fair value measurements.

The table below presents the amount of financial assets securitized and the cash flows received on retained interests in securitization entities in which the firm had continuing involvement.

	Year Ended December		
in millions	**2011**	2010	2009
Residential mortgages	**$40,131**	$47,803	$45,846
Commercial mortgages	**—**	1,451	—
Other financial assets	**269**	12	691
Total	**$40,400**	$49,266	$46,537
Cash flows on retained interests	**$ 569**	$ 517	$ 507

The table below presents the firm's continuing involvement in nonconsolidated securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement. In this table:

- the outstanding principal amount is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement and is not representative of the firm's risk of loss;
- for retained or purchased interests, the firm's risk of loss is limited to the fair value of these interests; and
- purchased interests represent senior and subordinated interests, purchased in connection with secondary market-making activities, in securitization entities in which the firm also holds retained interests.

	As of December 2011			As of December 2010		
in millions	**Outstanding Principal Amount**	**Fair Value of Retained Interests**	**Fair Value of Purchased Interests**	Outstanding Principal Amount	Fair Value of Retained Interests	Fair Value of Purchased Interests
U.S. government agency-issued collateralized mortgage obligations [1]	**$70,448**	**$5,038**	**$ —**	$60,352	$5,929	$ —
Other residential mortgage-backed [2]	**4,459**	**101**	**3**	13,318	125	5
Commercial mortgage-backed [3]	**3,398**	**606**	**331**	5,040	849	82
CDOs, CLOs and other [4]	**9,972**	**32**	**211**	12,872	62	229
Total [5]	**$88,277**	**$5,777**	**$545**	$91,582	$6,965	$316

1. Outstanding principal amount and fair value of retained interests primarily relate to securitizations during 2011 and 2010 as of December 2011, and securitizations during 2010 and 2009 as of December 2010.
2. Outstanding principal amount and fair value of retained interests as of both December 2011 and December 2010 primarily relate to prime and Alt-A securitizations during 2007 and 2006.
3. Outstanding principal amount as of both December 2011 and December 2010 primarily relate to securitizations during 2010, 2007 and 2006. Fair value of retained interests as of both December 2011 and December 2010 primarily relate to securitizations during 2010.
4. Outstanding principal amount and fair value of retained interests as of both December 2011 and December 2010 primarily relate to CDO and CLO securitizations during 2007 and 2006.
5. Outstanding principal amount and fair value of retained interests include $774 million and $0, respectively, as of December 2011, and $7.64 billion and $16 million, respectively, as of December 2010, related to securitization entities in which the firm's only continuing involvement is retained servicing which is not a variable interest.

In addition to the interests in the table above, the firm had other continuing involvement in the form of derivative transactions and guarantees with certain nonconsolidated VIEs. The carrying value of these derivatives and guarantees was a net liability of $52 million and $98 million as of December 2011 and December 2010, respectively. The notional amounts of these derivatives and guarantees are included in maximum exposure to loss in the nonconsolidated VIE tables in Note 11.

The table below presents the weighted average key economic assumptions used in measuring the fair value of retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	As of December 2011		As of December 2010	
	Type of Retained Interests		Type of Retained Interests	
$ in millions	Mortgage-Backed	Other[1]	Mortgage-Backed	Other[1]
Fair value of retained interests	**$5,745**	**$ 32**	$6,903	$ 62
Weighted average life (years)	**7.1**	**4.7**	7.4	4.2
Constant prepayment rate[2]	**14.1%**	**N.M.**	11.6%	N.M.
Impact of 10% adverse change[2]	**$ (55)**	**N.M.**	$ (62)	N.M.
Impact of 20% adverse change[2]	**(108)**	**N.M.**	(128)	N.M.
Discount rate[3]	**5.4%**	**N.M.**	5.3%	N.M.
Impact of 10% adverse change	**$ (125)**	**N.M.**	$ (175)	N.M.
Impact of 20% adverse change	**(240)**	**N.M.**	(341)	N.M.

1. Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2011 and December 2010. The firm's maximum exposure to adverse changes in the value of these interests is the carrying value of $32 million and $62 million as of December 2011 and December 2010, respectively.
2. Constant prepayment rate is included only for positions for which constant prepayment rate is a key assumption in the determination of fair value.
3. The majority of mortgage-backed retained interests are U.S. government agency-issued collateralized mortgage obligations, for which there is no anticipated credit loss. For the remainder of retained interests, the expected credit loss assumptions are reflected in the discount rate.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption in the preceding table is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Note 11.

Variable Interest Entities

VIEs generally finance the purchase of assets by issuing debt and equity securities that are either collateralized by or indexed to the assets held by the VIE. The debt and equity securities issued by a VIE may include tranches of varying levels of subordination. The firm's involvement with VIEs includes securitization of financial assets, as described in Note 10, and investments in and loans to other types of VIEs, as described below. See Note 10 for additional information about securitization activities, including the definition of beneficial interests. See Note 3 for the firm's consolidation policies, including the definition of a VIE.

The firm is principally involved with VIEs through the following business activities:

Mortgage-Backed VIEs and Corporate CDO and CLO VIEs. The firm sells residential and commercial mortgage loans and securities to mortgage-backed VIEs and corporate bonds and loans to corporate CDO and CLO VIEs and may retain beneficial interests in the assets sold to these VIEs. The firm purchases and sells beneficial interests issued by mortgage-backed and corporate CDO and CLO VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain of these VIEs, primarily interest rate swaps, which are typically not variable interests. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs.

Certain mortgage-backed and corporate CDO and CLO VIEs, usually referred to as synthetic CDOs or credit-linked note VIEs, synthetically create the exposure for the beneficial interests they issue by entering into credit derivatives, rather than purchasing the underlying assets. These credit derivatives may reference a single asset, an index, or a portfolio/basket of assets or indices. See Note 7 for further information about credit derivatives. These VIEs use the funds from the sale of beneficial interests and the premiums received from credit derivative counterparties to purchase securities which serve to collateralize the beneficial interest holders and/or the credit derivative counterparty. These VIEs may enter into other derivatives, primarily interest rate swaps, which are typically not variable interests. The firm may be a counterparty to derivatives with these VIEs and generally enters into derivatives with other counterparties to mitigate its risk.

Real Estate, Credit-Related and Other Investing VIEs. The firm purchases equity and debt securities issued by and makes loans to VIEs that hold real estate, performing and nonperforming debt, distressed loans and equity securities.

Other Asset-Backed VIEs. The firm structures VIEs that issue notes to clients and purchases and sells beneficial interests issued by other asset-backed VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain other asset-backed VIEs, primarily total return swaps on the collateral assets held by these VIEs under which the firm pays the VIE the return due to the note holders and receives the return on the collateral assets owned by the VIE. The firm generally can be removed as the total return swap counterparty. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs. The firm typically does not sell assets to the other asset-backed VIEs it structures.

Power-Related VIEs. The firm purchases debt and equity securities issued by and may provide guarantees to VIEs that hold power-related assets. The firm typically does not sell assets to or enter into derivatives with these VIEs.

Investment Funds. The firm purchases equity securities issued by and may provide guarantees to certain of the investment funds it manages. The firm typically does not sell assets to or enter into derivatives with these VIEs.

Principal-Protected Note VIEs. The firm structures VIEs that issue principal-protected notes to clients. These VIEs own portfolios of assets, principally with exposure to hedge funds. Substantially all of the principal protection on the notes issued by these VIEs is provided by the asset portfolio rebalancing that is required under the terms of the notes. The firm enters into total return swaps with these VIEs under which the firm pays the VIE the return due to the principal-protected note holders and receives the return on the assets owned by the VIE. The firm may enter into derivatives with other counterparties to mitigate the risk it has from the derivatives it enters into with these VIEs. The firm also obtains funding through these VIEs.

Municipal Bond Securitizations. The firm sold municipal securities to VIEs that issued short-term qualifying tax-exempt securities. During 2011, the firm dissolved these VIEs after having redeemed and/or purchased the outstanding securities issued.

VIE Consolidation Analysis

A variable interest in a VIE is an investment (e.g., debt or equity securities) or other interest (e.g., derivatives or loans and lending commitments) in a VIE that will absorb portions of the VIE's expected losses or receive portions of the VIE's expected residual returns.

The firm's variable interests in VIEs include senior and subordinated debt in residential and commercial mortgage-backed and other asset-backed securitization entities, CDOs and CLOs; loans and lending commitments; limited and general partnership interests; preferred and common equity; derivatives that may include foreign currency, equity and/or credit risk; guarantees; and certain of the fees the firm receives from investment funds. Certain interest rate, foreign currency and credit derivatives the firm enters into with VIEs are not variable interests because they create rather than absorb risk.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The firm determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

- which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance;
- which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;
- the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;
- the VIE's capital structure;
- the terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- related-party relationships.

The firm reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The firm reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs

The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities. In certain instances, the firm provides guarantees, including derivative guarantees, to VIEs or holders of variable interests in VIEs.

The tables below present information about nonconsolidated VIEs in which the firm holds variable interests. Nonconsolidated VIEs are aggregated based on principal business activity. The nature of the firm's variable interests can take different forms, as described in the rows under maximum exposure to loss. In the tables below:

- The maximum exposure to loss excludes the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.
- For retained and purchased interests and loans and investments, the maximum exposure to loss is the carrying value of these interests.
- For commitments and guarantees, and derivatives, the maximum exposure to loss is the notional amount, which does not represent anticipated losses and also has not been reduced by unrealized losses already recorded. As a result, the maximum exposure to loss exceeds liabilities recorded for commitments and guarantees, and derivatives provided to VIEs.

The carrying values of the firm's variable interests in nonconsolidated VIEs are included in the consolidated statement of financial condition as follows:

- Substantially all assets held by the firm related to mortgage-backed, corporate CDO and CLO and other asset-backed VIEs and investment funds are included in "Financial instruments owned, at fair value." Substantially all liabilities held by the firm related to mortgage-backed, corporate CDO and CLO and other asset-backed VIEs are included in "Financial instruments sold, but not yet purchased, at fair value."

- Assets and liabilities held by the firm related to real estate, credit-related and other investing VIEs are primarily included in "Financial instruments owned, at fair value" and "Payables to customers and counterparties," "Financial instruments sold, but not yet purchased, at fair value" and "Other liabilities and accrued expenses," respectively.
- Assets and liabilities held by the firm related to power-related VIEs are primarily included in "Other assets" and "Other liabilities and accrued expenses," respectively.

	Nonconsolidated VIEs						
	As of December 2011						
in millions	Mortgage-backed	Corporate CDOs and CLOs	Real estate, credit-related and other investing	Other asset-backed	Power-related	Investment funds	Total
Assets in VIE	$94,047 [2]	$20,340	$ 8,974	$4,593	$519	$2,208	$130,681
Carrying Value of the Firm's Variable Interests							
Assets	7,004	911	1,495	352	289	5	10,056
Liabilities	—	63	3	24	2	—	92
Maximum Exposure to Loss in Nonconsolidated VIEs							
Retained interests	5,745	32	—	—	—	—	5,777
Purchased interests	962	368	—	333	—	—	1,663
Commitments and guarantees [1]	—	1	373	—	46	—	420
Derivatives [1]	2,469	7,529	—	1,221	—	—	11,219
Loans and investments	82	—	1,495	—	288	5	1,870
Total	$ 9,258 [2]	$ 7,930	$ 1,868	$1,554	$334	$ 5	$ 20,949

	Nonconsolidated VIEs						
	As of December 2010						
in millions	Mortgage-backed	Corporate CDOs and CLOs	Real estate, credit-related and other investing	Other asset-backed	Power-related	Investment funds	Total
Assets in VIE	$88,755 [2]	$21,644	$12,568	$5,513	$552	$2,330	$131,362
Carrying Value of the Firm's Variable Interests							
Assets	8,076	909	1,063	266	239	5	10,558
Liabilities	—	114	1	19	14	—	148
Maximum Exposure to Loss in Nonconsolidated VIEs							
Retained interests	6,887	50	—	12	—	—	6,949
Purchased interests	839	353	—	247	—	—	1,439
Commitments and guarantees [1]	—	1	125	—	69	—	195
Derivatives [1]	3,128	7,593	—	1,105	—	—	11,826
Loans and investments	104	—	1,063	—	239	5	1,411
Total	$10,958 [2]	$ 7,997	$ 1,188	$1,364	$308	$ 5	$ 21,820

1. The aggregate amounts include $4.17 billion and $4.52 billion as of December 2011 and December 2010, respectively, related to guarantees and derivative transactions with VIEs to which the firm transferred assets.
2. Assets in VIE and maximum exposure to loss include $6.15 billion and $2.62 billion, respectively, as of December 2011, and $6.14 billion and $3.25 billion, respectively, as of December 2010, related to CDOs backed by mortgage obligations.

Consolidated VIEs

The tables below present the carrying amount and classification of assets and liabilities in consolidated VIEs, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with the firm's variable interests. Consolidated VIEs are aggregated based on principal business activity and their assets and liabilities are presented net of intercompany eliminations. The majority of the assets in principal-protected notes VIEs are intercompany and are eliminated in consolidation.

Substantially all the assets in consolidated VIEs can only be used to settle obligations of the VIE.

The tables below exclude VIEs in which the firm holds a majority voting interest if (i) the VIE meets the definition of a business and (ii) the VIE's assets can be used for purposes other than the settlement of its obligations.

The liabilities of real estate, credit-related and other investing VIEs and CDOs, mortgage-backed and other asset-backed VIEs do not have recourse to the general credit of the firm.

	Consolidated VIEs			
	As of December 2011			
in millions	Real estate, credit-related and other investing	CDOs, mortgage-backed and other asset-backed	Principal-protected notes	Total
Assets				
Cash and cash equivalents	$ 660	$ 51	$ 1	$ 712
Cash and securities segregated for regulatory and other purposes	139	—	—	139
Receivables from brokers, dealers and clearing organizations	4	—	—	4
Receivables from customers and counterparties	—	16	—	16
Financial instruments owned, at fair value	2,369	352	112	2,833
Other assets	1,552	437	—	1,989
Total	**$4,724**	**$856**	**$ 113**	**$5,693**
Liabilities				
Other secured financings	$1,418	$298	$3,208	$4,924
Payables to customers and counterparties	—	9	—	9
Financial instruments sold, but not yet purchased, at fair value	—	—	2	2
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	185	—	1,941	2,126
Unsecured long-term borrowings	4	—	269	273
Other liabilities and accrued expenses	2,046	40	—	2,086
Total	**$3,653**	**$347**	**$5,420**	**$9,420**

	Consolidated VIEs				
	As of December 2010				
in millions	Real estate, credit-related and other investing	Municipal bond securitizations	CDOs, mortgage-backed and other asset-backed	Principal-protected notes	Total
Assets					
Cash and cash equivalents	$ 248	$ —	$ 39	$ 52	$ 339
Cash and securities segregated for regulatory and other purposes	205	—	—	—	205
Receivables from brokers, dealers and clearing organizations	4	—	—	—	4
Receivables from customers and counterparties	1	—	27	—	28
Financial instruments owned, at fair value	2,531	547	550	648	4,276
Other assets	3,369	—	499	—	3,868
Total	$6,358	$547	$1,115	$ 700	$ 8,720
Liabilities					
Other secured financings	$2,434	$630	$ 417	$3,224	$ 6,705
Payables to customers and counterparties	—	—	12	—	12
Financial instruments sold, but not yet purchased, at fair value	—	—	55	—	55
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	302	—	—	2,359	2,661
Unsecured long-term borrowings	6	—	—	—	6
Other liabilities and accrued expenses	2,004	—	32	—	2,036
Total	$4,746	$630	$ 516	$5,583	$11,475

Note 12.

Other Assets

Other assets are generally less liquid, non-financial assets. The table below presents other assets by type.

in millions	As of December 2011	2010
Property, leasehold improvements and equipment [1]	**$ 8,697**	$11,106
Goodwill and identifiable intangible assets [2]	**5,468**	5,522
Income tax-related assets [3]	**5,017**	6,239
Equity-method investments [4]	**664**	1,445
Miscellaneous receivables and other	**3,306**	3,747
Total	**$23,152**	$28,059

1. Net of accumulated depreciation and amortization of $8.46 billion and $7.87 billion as of December 2011 and December 2010, respectively.
2. See Note 13 for further information about goodwill and identifiable intangible assets.
3. See Note 24 for further information about income taxes.
4. Excludes investments accounted for at fair value under the fair value option where the firm would otherwise apply the equity method of accounting of $4.17 billion and $3.77 billion as of December 2011 and December 2010, respectively, which are included in "Financial instruments owned, at fair value." The firm has generally elected the fair value option for such investments acquired after the fair value option became available.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment included $6.48 billion and $6.44 billion as of December 2011 and December 2010, respectively, related to property, leasehold improvements and equipment that the firm uses in connection with its operations. The remainder is held by investment entities, including VIEs, consolidated by the firm.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset.

Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. The firm's policy for impairment testing of property, leasehold improvements and equipment is the same as is used for identifiable intangible assets with finite lives. See Note 13 for further information.

Impairments

In the first quarter of 2011, the firm classified certain assets as held for sale, primarily related to Litton Loan Servicing LP (Litton) and recognized impairment losses of approximately $220 million, principally in the firm's Institutional Client Services segment. These impairment losses, which were included in "Depreciation and amortization," represent the excess of (i) the carrying value of these assets over (ii) their estimated fair value less estimated cost to sell. These assets were sold in the third quarter of 2011. The firm received total consideration that approximated the firm's adjusted carrying value for Litton. See Note 18 for further information about the sale of Litton.

As a result of a decline in the market conditions in which certain of the firm's consolidated investments operate, during 2011 the firm tested certain commodity-related intangible assets and property, leasehold improvements and equipment associated with these investments for impairment in accordance with ASC 360. The carrying value of these assets exceeded the projected undiscounted cash flows over the estimated remaining useful lives of these assets; as such, the firm determined the assets were impaired and recorded an impairment loss of approximately $220 million ($120 million related to commodity-related intangible assets and $100 million related to property, leasehold improvements and equipment), which was included in "Depreciation and amortization" in the firm's Investing & Lending segment. This impairment loss represented the excess of the carrying value of these assets over their estimated fair value, which is a level 3 measurement, using a combination of discounted cash flow analyses and relative value analyses, including the estimated cash flows expected to be received from the disposition of certain of these assets.

During the fourth quarter of 2010, as a result of continuing weak operating results in the firm's NYSE DMM business, the firm tested its NYSE DMM rights for impairment in accordance with ASC 360. Because the carrying value of the firm's NYSE DMM rights exceeded the projected undiscounted cash flows over the estimated remaining useful life of the firm's NYSE DMM rights, the firm determined that the rights were impaired. The firm recorded an impairment loss of $305 million, which was included in "Depreciation and amortization" in the firm's Institutional Client Services segment in the fourth quarter of 2010. This impairment loss represented the excess of the carrying value of the firm's NYSE DMM rights over their estimated fair value. The firm estimated this fair value, which is a level 3 measurement, using a relative value analysis which incorporated a comparison to another DMM portfolio that was transacted between third parties.

Note 13.

Goodwill and Identifiable Intangible Assets

The tables below present the carrying values of goodwill and identifiable intangible assets, which are included in "Other assets."

	Goodwill As of December	
in millions	2011	2010
Investment Banking:		
Financial Advisory [1]	**$ 104**	$ —
Underwriting [1]	**186**	125
Institutional Client Services:		
Fixed Income, Currency and Commodities Client Execution [2]	**284**	159
Equities Client Execution [1]	**2,390**	2,361
Securities Services	**117**	117
Investing & Lending	**147**	172
Investment Management	**574**	561
Total	**$3,802**	$3,495

	Identifiable Intangible Assets As of December	
in millions	2011	2010
Investment Banking:		
Financial Advisory	**$ 4**	$ —
Underwriting	**1**	—
Institutional Client Services:		
Fixed Income, Currency and Commodities Client Execution	**488**	608
Equities Client Execution	**677**	718
Investing & Lending	**369**	579
Investment Management	**127**	122
Total	**$1,666**	$2,027

1. The increase from December 2010 to December 2011 is related to the acquisition of GS Australia.
2. The increase from December 2010 to December 2011 is related to the acquisition of GS Australia, partially offset by the sale of Litton. See Note 12 for further information about the sale of Litton.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date.

Goodwill is assessed annually for impairment or more frequently if events occur or circumstances change that indicate an impairment may exist. Qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If results of the qualitative assessment are not conclusive, a quantitative goodwill impairment test is performed. See Note 3 for information about amended accounting principles for goodwill impairment testing.

The quantitative goodwill impairment test consists of two steps.

- The first step compares the estimated fair value of each reporting unit with its estimated net book value (including goodwill and identified intangible assets). If the reporting unit's fair value exceeds its estimated net book value, goodwill is not impaired.
- If the estimated fair value of a reporting unit is less than its estimated net book value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. An impairment loss is equal to the excess of the carrying amount of goodwill over its fair value.

Goodwill was tested for impairment, using a quantitative test, during the fourth quarter of 2011 and goodwill was not impaired.

To estimate the fair value of each reporting unit, both relative value and residual income valuation techniques are used because the firm believes market participants would use these techniques to value the firm's reporting units.

Relative value techniques apply average observable price-to-earnings multiples of comparable competitors to certain reporting units' net earnings. For other reporting units, fair value is estimated using price-to-book multiples based on residual income techniques, which consider a reporting unit's return on equity in excess of the firm's cost of equity capital. The net book value of each reporting unit reflects the estimated amount of shareholders' equity required to support the activities of the reporting unit.

Identifiable Intangible Assets

The table below presents the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets and their weighted average remaining lives.

$ in millions		As of December 2011	Weighted Average Remaining Lives *(years)*	2010
Customer lists	Gross carrying amount	$ 1,119		$ 1,104
	Accumulated amortization	(593)		(529)
	Net carrying amount	$ 526	9	$ 575
Commodities-related intangibles[1]	Gross carrying amount	$ 595		$ 667
	Accumulated amortization	(237)		(52)
	Net carrying amount	$ 358	11	$ 615
Broadcast royalties[2]	Gross carrying amount	$ 560		$ 560
	Accumulated amortization	(123)		(61)
	Net carrying amount	$ 437	7	$ 499
Insurance-related intangibles[3]	Gross carrying amount	$ 292		$ 292
	Accumulated amortization	(146)		(146)
	Net carrying amount	$ 146	7	$ 146
Other[4]	Gross carrying amount	$ 950		$ 953
	Accumulated amortization	(751)		(761)
	Net carrying amount	$ 199	12	$ 192
Total	**Gross carrying amount**	$ 3,516		$ 3,576
	Accumulated amortization	(1,850)		(1,549)
	Net carrying amount	$ 1,666	9	$ 2,027

1. Primarily includes commodity-related customer contracts and relationships, permits and access rights.
2. Represents television broadcast royalties held by a consolidated VIE.
3. Represents value of business acquired related to the firm's insurance businesses.
4. Primarily includes the firm's New York Stock Exchange (NYSE) Designated Market Maker (DMM) rights and exchange-traded fund lead market maker rights.

Substantially all of the firm's identifiable intangible assets are considered to have finite lives and are amortized (i) over their estimated lives, (ii) based on economic usage for certain commodity-related intangibles or (iii) in proportion to estimated gross profits or premium revenues. Amortization expense for identifiable intangible assets is included in "Depreciation and amortization."

The tables below present amortization expense for identifiable intangible assets for the years ended December 2011, December 2010 and December 2009, and the estimated future amortization expense through 2016 for identifiable intangible assets as of December 2011.

	Year Ended December		
in millions	**2011**	2010	2009
Amortization expense	**$389**	$520	$96

in millions	**As of December 2011**
Estimated future amortization expense:	
2012	**$258**
2013	**234**
2014	**203**
2015	**170**
2016	**167**

Identifiable intangible assets are tested for recoverability whenever events or changes in circumstances indicate that an asset's or asset group's carrying value may not be recoverable.

If a recoverability test is necessary, the carrying value of an asset or asset group is compared to the total of the undiscounted cash flows expected to be received over the remaining useful life and from the disposition of the asset or asset group.

- If the total of the undiscounted cash flows exceeds the carrying value, the asset or asset group is not impaired.
- If the total of the undiscounted cash flows is less than the carrying value, the asset or asset group is not fully recoverable and an impairment loss is recognized as the difference between the carrying amount of the asset or asset group and its estimated fair value.

See Note 12 for information about impairments of our identifiable intangible assets.

Note 14.

Deposits

The tables below present deposits held in U.S. and non-U.S. offices and the maturities of time deposits. Substantially all U.S. deposits were held at Goldman Sachs Bank USA (GS Bank USA) and were interest-bearing and substantially all non-U.S. deposits were held at Goldman Sachs Bank (Europe) plc (GS Bank Europe) and were interest-bearing.

	As of December	
in millions	2011	2010
U.S. offices	**$38,477**	$32,353
Non-U.S. offices	**7,632**	6,216
Total	**$46,109**	$38,569

	As of December 2011		
in millions	U.S.	Non-U.S.	Total
2012	$ 2,487	$2,347	$ 4,834
2013	3,252	—	3,252
2014	1,306	—	1,306
2015	1,031	—	1,031
2016	723	—	723
2017 - thereafter	2,120	—	2,120
Total	$10,919 [1]	$2,347 [2]	$13,266

1. Includes $71 million greater than $100,000, of which $4 million matures within three months, $2 million matures within three to six months, $35 million matures within six to twelve months, and $30 million matures after twelve months.
2. Substantially all were greater than $100,000.

Note 15.

Short-Term Borrowings

Short-term borrowings were comprised of the following:

	As of December	
in millions	2011	2010
Other secured financings (short-term)	**$29,185**	$24,529
Unsecured short-term borrowings	**49,038**	47,842
Total	**$78,223**	$72,371

See Note 9 for further information about other secured financings.

Unsecured short-term borrowings include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder.

The firm accounts for promissory notes, commercial paper and certain hybrid financial instruments at fair value under the fair value option. See Note 8 for further information about unsecured short-term borrowings that are accounted for at fair value. Short-term borrowings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, and such amounts approximate fair value due to the short-term nature of the obligations.

The table below presents unsecured short-term borrowings.

	As of December	
in millions	2011	2010
Current portion of unsecured long-term borrowings [1, 2]	**$28,836**	$25,396
Hybrid financial instruments	**11,526**	13,223
Promissory notes	**1,328**	3,265
Commercial paper	**1,491**	1,306
Other short-term borrowings	**5,857**	4,652
Total	**$49,038**	$47,842
Weighted average interest rate [3]	**1.89%**	1.77%

1. Includes $8.53 billion and $10.43 billion as of December 2011 and December 2010, respectively, issued by Group Inc. and guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program (TLGP).
2. Includes $27.95 billion and $24.46 billion as of December 2011 and December 2010, respectively, issued by Group Inc.
3. The weighted average interest rates for these borrowings include the effect of hedging activities and exclude financial instruments accounted for at fair value under the fair value option. See Note 7 for further information about hedging activities.

Note 16.

Long-Term Borrowings

Long-term borrowings were comprised of the following:

in millions	As of December 2011	2010
Other secured financings (long-term)	**$ 8,179**	$ 13,848
Unsecured long-term borrowings	**173,545**	174,399
Total	**$181,724**	$188,247

See Note 9 for further information about other secured financings. The table below presents unsecured long-term borrowings extending through 2061 and consisting principally of senior borrowings.

	As of December 2011			As of December 2010		
in millions	**U.S. Dollar**	**Non-U.S. Dollar**	**Total**	U.S. Dollar	Non-U.S. Dollar	Total
Fixed-rate obligations [1]						
Group Inc.	**$ 82,396**	**$38,012**	**$120,408**	$ 81,192	$35,353	$116,545
Subsidiaries	**1,662**	**557**	**2,219**	1,622	532	2,154
Floating-rate obligations [2]						
Group Inc.	**19,936**	**25,878**	**45,814**	23,700	27,374	51,074
Subsidiaries	**3,500**	**1,604**	**5,104**	3,616	1,010	4,626
Total [3]	**$107,494**	**$66,051**	**$173,545**	$110,130	$64,269	$174,399

1. Interest rates on U.S. dollar-denominated debt ranged from 0.10% to 10.04% (with a weighted average rate of 5.62%) and 0.20% to 10.04% (with a weighted average rate of 5.52%) as of December 2011 and December 2010, respectively. Interest rates on non-U.S. dollar-denominated debt ranged from 0.85% to 14.85% (with a weighted average rate of 4.75%) and 0.85% to 14.85% (with a weighted average rate of 4.65%) as of December 2011 and December 2010, respectively.
2. Floating interest rates generally are based on LIBOR or the federal funds target rate. Equity-linked and indexed instruments are included in floating-rate obligations.
3. Includes $0 and $8.58 billion as of December 2011 and December 2010, respectively, guaranteed by the FDIC under the TLGP.

The table below presents unsecured long-term borrowings by maturity date. In the table below:

- unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder are included as unsecured short-term borrowings;
- unsecured long-term borrowings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates; and
- unsecured long-term borrowings that are redeemable prior to maturity at the option of the holders are reflected at the dates such options become exercisable.

	As of December 2011		
in millions	Group Inc.	Subsidiaries	Total
2013	$ 25,024	$ 185	$ 25,209
2014	19,981	358	20,339
2015	16,578	272	16,850
2016	25,507	163	25,670
2017 - thereafter	79,132	6,345	85,477
Total [1]	$166,222	$7,323	$173,545

1. Includes $10.84 billion related to interest rate hedges on certain unsecured long-term borrowings, by year of maturity as follows: $542 million in 2013, $882 million in 2014, $653 million in 2015, $1.19 billion in 2016 and $7.57 billion in 2017 and thereafter.

The aggregate contractual principal amount of unsecured long-term borrowings (principal and non-principal protected) for which the fair value option was elected exceeded the related fair value by $693 million and $349 million as of December 2011 and December 2010, respectively.

The firm designates certain derivatives as fair value hedges to effectively convert a substantial portion of its fixed-rate unsecured long-term borrowings which are not accounted for at fair value into floating-rate obligations. Accordingly, excluding the cumulative impact of changes in the firm's credit spreads, the carrying value of unsecured long-term borrowings approximated fair value as of December 2011 and December 2010. For unsecured long-term borrowings for which the firm did not elect the fair value option, the cumulative impact due to changes in the firm's own credit spreads would be a reduction in the carrying value of total unsecured long-term borrowings of less than 4% as of both December 2011 and December 2010. See Note 7 for further information about hedging activities.

The table below presents unsecured long-term borrowings, after giving effect to hedging activities that converted a substantial portion of fixed-rate obligations to floating-rate obligations.

	As of December 2011			As of December 2010		
in millions	Group Inc.	Subsidiaries	Total	Group Inc.	Subsidiaries	Total
Fixed-rate obligations						
At fair value	$ 10	$ 66	$ 76	$ 16	$ 6	$ 22
At amortized cost [1, 2]	26,839	1,934	28,773	3,956	1,921	5,877
Floating-rate obligations						
At fair value	12,903	4,183	17,086	13,428	4,720	18,148
At amortized cost [1, 2]	126,470	1,140	127,610	150,219	133	150,352
Total	$166,222	$7,323	$173,545	$167,619	$6,780	$174,399

1. The weighted average interest rates on the aggregate amounts were 2.59% (5.18% related to fixed-rate obligations and 2.03% related to floating-rate obligations) and 1.90% (5.69% related to fixed-rate obligations and 1.74% related to floating-rate obligations) as of December 2011 and December 2010, respectively. These rates exclude financial instruments accounted for at fair value under the fair value option.

2. During 2011, certain fair value hedges were de-designated resulting in a larger portion of fixed-rate debt carried at amortized cost.

Subordinated Borrowings

Unsecured long-term borrowings include subordinated debt and junior subordinated debt. Junior subordinated debt is junior in right of payment to other subordinated borrowings, which are junior to senior borrowings. As of December 2011 and December 2010, subordinated debt had maturities ranging from 2017 to 2038 and 2012 to 2038, respectively. The table below presents subordinated borrowings.

	As of December 2011			As of December 2010		
in millions	Par Amount	Carrying Amount	Rate [1]	Par Amount	Carrying Amount	Rate [1]
Subordinated debt [2]	$14,310	$17,362	4.39% [3]	$14,345	$16,977	1.19%
Junior subordinated debt	5,085	6,533	2.43%	5,082	5,716	2.50%
Total subordinated borrowings	$19,395	$23,895	3.87%	$19,427	$22,693	1.54%

1. Weighted average interest rate after giving effect to fair value hedges used to convert these fixed-rate obligations into floating-rate obligations. See Note 7 for further information about hedging activities. See below for information about interest rates on junior subordinated debt.

2. Par amount and carrying amount of subordinated debt issued by Group Inc. was $13.75 billion and $16.80 billion, respectively, as of December 2011, and $13.81 billion and $16.44 billion, respectively, as of December 2010.

3. The increase in the weighted average interest rate as of December 2011 compared with December 2010 is primarily due to the de-designation of certain fair value hedges resulting in a larger portion of subordinated debt carried as a fixed-rate obligation.

Junior Subordinated Debt

Junior Subordinated Debt Issued to APEX Trusts. In 2007, Group Inc. issued a total of $2.25 billion of remarketable junior subordinated debt to Goldman Sachs Capital II and Goldman Sachs Capital III (APEX Trusts), Delaware statutory trusts. The APEX Trusts issued $2.25 billion of guaranteed perpetual Normal Automatic Preferred Enhanced Capital Securities (APEX) to third parties and a de minimis amount of common securities to Group Inc. Group Inc. also entered into contracts with the APEX Trusts to sell $2.25 billion of Group Inc. perpetual non-cumulative preferred stock (the stock purchase contracts). See Note 19 for information about the preferred stock that Group Inc. will issue in connection with the stock purchase contracts.

The APEX Trusts are wholly-owned finance subsidiaries of the firm for regulatory and legal purposes but are not consolidated for accounting purposes.

The firm accounted for the stock purchase contracts as equity instruments and, accordingly, recorded the cost of the stock purchase contracts as a reduction to additional paid-in capital.

The firm pays interest semi-annually on $1.75 billion of junior subordinated debt issued to Goldman Sachs Capital II at a fixed annual rate of 5.59% and the debt matures on June 1, 2043. The firm pays interest quarterly on $500 million of junior subordinated debt issued to Goldman Sachs Capital III at a rate per annum equal to three-month LIBOR plus 0.57% and the debt matures on September 1, 2043. In addition, the firm makes contract payments at a rate of 0.20% per annum on the stock purchase contracts held by the APEX Trusts.

The firm has the right to defer payments on the junior subordinated debt and the stock purchase contracts, subject to limitations, and therefore cause payment on the APEX to be deferred. During any such extension period, the firm will not be permitted to, among other things, pay dividends on or make certain repurchases of its common or preferred stock.

In connection with the APEX issuance, the firm covenanted in favor of certain of its debtholders, who were initially and are currently the holders of Group Inc.'s 6.345% Junior Subordinated Debentures due February 15, 2034, that, subject to certain exceptions, the firm would not redeem or purchase (i) Group Inc.'s junior subordinated debt issued to the APEX Trusts prior to the applicable stock purchase date or (ii) APEX or shares of Group Inc.'s perpetual Non-Cumulative Preferred Stock, Series E (Series E Preferred Stock) or perpetual Non-Cumulative Preferred Stock, Series F (Series F Preferred Stock) prior to the date that is ten years after the applicable stock purchase date, unless the applicable redemption or purchase price does not exceed a maximum amount determined by reference to the aggregate amount of net cash proceeds that the firm has received from the sale of qualifying equity securities during the 180-day period preceding the redemption or purchase.

Junior Subordinated Debt Issued in Connection with Trust Preferred Securities. Group Inc. issued $2.84 billion of junior subordinated debentures in 2004 to Goldman Sachs Capital I (Trust), a Delaware statutory trust. The Trust issued $2.75 billion of guaranteed preferred beneficial interests to third parties and $85 million of common beneficial interests to Group Inc. and used the proceeds from the issuances to purchase the junior subordinated debentures from Group Inc. The Trust is a wholly-owned finance subsidiary of the firm for regulatory and legal purposes but is not consolidated for accounting purposes.

The firm pays interest semi-annually on the debentures at an annual rate of 6.345% and the debentures mature on February 15, 2034. The coupon rate and the payment dates applicable to the beneficial interests are the same as the interest rate and payment dates for the debentures. The firm has the right, from time to time, to defer payment of interest on the debentures, and therefore cause payment on the Trust's preferred beneficial interests to be deferred, in each case up to ten consecutive semi-annual periods. During any such extension period, the firm will not be permitted to, among other things, pay dividends on or make certain repurchases of its common stock. The Trust is not permitted to pay any distributions on the common beneficial interests held by Group Inc. unless all dividends payable on the preferred beneficial interests have been paid in full.

Note 17.

Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

	As of December	
in millions	**2011**	2010
Compensation and benefits	**$ 5,701**	$ 9,089
Insurance-related liabilities	**18,614**	11,381
Noncontrolling interests [1]	**1,450**	872
Income tax-related liabilities [2]	**533**	2,042
Employee interests in consolidated funds	**305**	451
Subordinated liabilities issued by consolidated VIEs	**1,090**	1,526
Accrued expenses and other	**4,108**	4,650
Total	**$31,801**	$30,011

1. Includes $1.17 billion and $593 million related to consolidated investment funds as of December 2011 and December 2010, respectively.

2. See Note 24 for further information about income taxes.

The table below presents insurance-related liabilities by type.

	As of December	
in millions	**2011**	2010
Separate account liabilities	**$ 3,296**	$ 4,024
Liabilities for future benefits and unpaid claims [1]	**14,213**	6,308
Contract holder account balances	**835**	801
Reserves for guaranteed minimum death and income benefits	**270**	248
Total	**$18,614**	$11,381

1. Substantially all of the increase from December 2010 to December 2011 is related to acquisitions. In connection with these acquisitions, the firm acquired $7.50 billion of assets (primarily financial instruments owned, at fair value, principally consisting of corporate debt securities) and assumed $7.10 billion of liabilities.

Separate account liabilities are supported by separate account assets, representing segregated contract holder funds under variable annuity and life insurance contracts. Separate account assets are included in "Cash and securities segregated for regulatory and other purposes."

Liabilities for future benefits and unpaid claims include liabilities arising from reinsurance provided by the firm to other insurers. The firm had a receivable of $1.30 billion and $1.26 billion as of December 2011 and December 2010, respectively, related to such reinsurance contracts, which is reported in "Receivables from customers and counterparties." In addition, the firm has ceded risks to reinsurers related to certain of its liabilities for future benefits and unpaid claims and had a receivable of $648 million and $839 million as of December 2011 and December 2010, respectively, related to such reinsurance contracts, which is reported in "Receivables from customers and counterparties." Contracts to cede risks to reinsurers do not relieve the firm of its obligations to contract holders. Liabilities for future benefits and unpaid claims include $8.75 billion and $2.05 billion carried at fair value under the fair value option as of December 2011 and December 2010, respectively.

Reserves for guaranteed minimum death and income benefits represent a liability for the expected value of guaranteed benefits in excess of projected annuity account balances. These reserves are based on total payments expected to be made less total fees expected to be assessed over the life of the contract.

Note 18.

Commitments, Contingencies and Guarantees

Commitments

The table below presents the firm's commitments.

in millions	Commitment Amount by Period of Expiration as of December 2011				Total Commitments as of December	
	2012	2013-2014	2015-2016	2017-Thereafter	2011	2010
Commitments to extend credit [1]						
Commercial lending:						
Investment-grade	$ 5,014	$ 4,266	$10,344	$ 45	$ 19,669	$ 12,330
Non-investment-grade	1,585	3,939	7,608	761	13,893	11,919
William Street credit extension program	5,515	6,291	19,740	390	31,936	27,383
Warehouse financing	58	189	—	—	247	265
Total commitments to extend credit	12,172	14,685	37,692	1,196	65,745	51,897
Contingent and forward starting resale and securities borrowing agreements [2]	54,522	—	—	—	54,522	46,886
Forward starting repurchase and secured lending agreements [2]	17,964	—	—	—	17,964	12,509
Underwriting commitments	—	—	—	—	—	835
Letters of credit [3]	1,145	58	145	5	1,353	2,210
Investment commitments	2,455	4,764	439	1,460	9,118	11,093
Other	5,200	101	34	7	5,342	4,396
Total commitments	$93,458	$19,608	$38,310	$2,668	$154,044	$129,826

1. Commitments to extend credit are presented net of amounts syndicated to third parties.
2. These agreements generally settle within three business days.
3. Consists of commitments under letters of credit issued by various banks which the firm provides to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements.

Commitments to Extend Credit

The firm's commitments to extend credit are agreements to lend with fixed termination dates and depend on the satisfaction of all contractual conditions to borrowing. The total commitment amount does not necessarily reflect actual future cash flows because the firm may syndicate all or substantial portions of these commitments and commitments can expire unused or be reduced or cancelled at the counterparty's request.

The firm generally accounts for commitments to extend credit at fair value. Losses, if any, are generally recorded, net of any fees in "Other principal transactions."

Commercial Lending. The firm's commercial lending commitments are generally extended in connection with contingent acquisition financing and other types of corporate lending as well as commercial real estate financing. Commitments that are extended for contingent acquisition financing are often intended to be short-term in nature, as borrowers often seek to replace them with other funding sources.

William Street Credit Extension Program. Substantially all of the commitments provided under the William Street credit extension program are to investment-grade corporate borrowers. Commitments under the program are principally extended by GS Bank USA and its subsidiaries, including William Street Commitment Corporation (Commitment Corp.). Historically, commitments extended by Commitment Corp. were supported, in part, by funding raised by Funding Corp., another consolidated wholly-owned subsidiary of GS Bank USA. As of April 26, 2011, the funding raised by Funding Corp. had been repaid in its entirety. The commitments extended by Commitment Corp. that had been supported by this funding are now supported by funding from GS Bank USA.

The assets and liabilities of Commitment Corp. are legally separated from other assets and liabilities of the firm. The assets of Commitment Corp. will not be available to its shareholders until the claims of its creditors have been paid. In addition, no affiliate of Commitment Corp., except in limited cases as expressly agreed in writing, is responsible for any obligation of Commitment Corp.

Sumitomo Mitsui Financial Group, Inc. (SMFG) provides the firm with credit loss protection that is generally limited to 95% of the first loss the firm realizes on approved loan commitments, up to a maximum of approximately $950 million, with respect to most of the William Street commitments. In addition, subject to the satisfaction of certain conditions, upon the firm's request, SMFG will provide protection for 70% of additional losses on such commitments, up to a maximum of $1.13 billion, of which $300 million and $375 million of protection had been provided as of December 2011 and December 2010, respectively. The firm also uses other financial instruments to mitigate credit risks related to certain William Street commitments not covered by SMFG.

Warehouse Financing. The firm provides financing to clients who warehouse financial assets. These arrangements are secured by the warehoused assets, primarily consisting of residential and commercial mortgages.

Contingent and Forward Starting Resale and Securities Borrowing Agreements/Forward Starting Repurchase and Secured Lending Agreements

The firm enters into resale and securities borrowing agreements and repurchase and secured lending agreements that settle at a future date. The firm also enters into commitments to provide contingent financing to its clients through resale agreements. The firm's funding of these commitments depends on the satisfaction of all contractual conditions to the resale agreement and these commitments can expire unused.

Investment Commitments

The firm's investment commitments consist of commitments to invest in private equity, real estate and other assets directly and through funds that the firm raises and manages. These commitments include $1.62 billion and $1.97 billion as of December 2011 and December 2010, respectively, related to real estate private investments and $7.50 billion and $9.12 billion as of December 2011 and December 2010, respectively, related to corporate and other private investments. Of these amounts, $8.38 billion and $10.10 billion as of December 2011 and December 2010, respectively, relate to commitments to invest in funds managed by the firm, which will be funded at market value on the date of investment.

Leases

The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of minimum sublease rentals.

in millions	As of December 2011
2012	$ 440
2013	420
2014	385
2015	337
2016	301
2017 - thereafter	1,380
Total	**$3,263**

Rent charged to operating expense for the years ended December 2011, December 2010 and December 2009 was $475 million, $508 million and $434 million, respectively.

Operating leases include office space held in excess of current requirements. Rent expense relating to space held for growth is included in "Occupancy." The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value on termination.

Contingencies

Legal Proceedings. See Note 27 for information about legal proceedings, including certain mortgage-related matters.

Certain Mortgage-Related Contingencies. There are multiple areas of focus by regulators, governmental agencies and others within the mortgage market that may impact originators, issuers, servicers and investors. There remains significant uncertainty surrounding the nature and extent of any potential exposure for participants in this market.

- **Representations and Warranties.** The firm has not been a significant originator of residential mortgage loans. The firm did purchase loans originated by others and generally received loan-level representations of the type described below from the originators. During the period 2005 through 2008, the firm sold approximately $10 billion of loans to government-sponsored enterprises and approximately $11 billion of loans to other third parties. In addition, the firm transferred loans to trusts and other mortgage securitization vehicles. As of December 2011 and December 2010, the outstanding balance of the loans transferred to trusts and other mortgage securitization vehicles during the period 2005 through 2008 was approximately $42 billion and $49 billion, respectively. This amount reflects paydowns and cumulative losses of approximately $83 billion ($17 billion of which are cumulative losses) as of December 2011 and approximately $76 billion ($14 billion of which are cumulative losses) as of December 2010. A small number of these Goldman Sachs-issued securitizations with an outstanding principal balance of $635 million and total paydowns and cumulative losses of $1.42 billion ($465 million of which are cumulative losses) as of December 2011, and an outstanding principal balance of $739 million and total paydowns and cumulative losses of $1.32 billion ($410 million of which are cumulative losses) as of December 2010, were structured with credit protection obtained from monoline insurers. In connection with both sales of loans and securitizations, the firm provided loan level representations of the type described below and/or assigned the loan level representations from the party from whom the firm purchased the loans.

  The loan level representations made in connection with the sale or securitization of mortgage loans varied among transactions but were generally detailed representations applicable to each loan in the portfolio and addressed matters relating to the property, the borrower and the note. These representations generally included, but were not limited to, the following: (i) certain attributes of the borrower's financial status; (ii) loan-to-value ratios, owner occupancy status and certain other characteristics of the property; (iii) the lien position; (iv) the fact that the loan was originated in compliance with law; and (v) completeness of the loan documentation.

  To date, repurchase claims and actual repurchases of residential mortgage loans based upon alleged breaches of representations have not been significant and have mainly involved government-sponsored enterprises. During the year ended December 2011, the firm repurchased loans with an unpaid principal balance of less than $10 million. During the year ended December 2010, the firm repurchased loans with an unpaid principal balance of less than $50 million. The loss related to the repurchase of these loans was not material for the years ended December 2011 and December 2010.

  Ultimately, the firm's exposure to claims for repurchase of residential mortgage loans based on alleged breaches of representations will depend on a number of factors including the following: (i) the extent to which these claims are actually made; (ii) the extent to which there are underlying breaches of representations that give rise to valid claims for repurchase; (iii) in the case of loans originated by others, the extent to which the firm could be held liable and, if it is, the firm's ability to pursue and collect on any claims against the parties who made representations to the firm; (iv) macro-economic factors, including developments in the residential real estate market; and (v) legal and regulatory developments.

  Based upon the large number of defaults in residential mortgages, including those sold or securitized by the firm, there is a potential for increasing claims for repurchases. However, the firm is not in a position to make a meaningful estimate of that exposure at this time.

- **Foreclosure and Other Mortgage Loan Servicing Practices and Procedures.** The firm had received a number of requests for information from regulators and other agencies, including state attorneys general and banking regulators, as part of an industry-wide focus on the practices of lenders and servicers in connection with foreclosure proceedings and other aspects of mortgage loan servicing practices and procedures. The requests sought information about the foreclosure and servicing protocols and activities of Litton, a residential mortgage servicing subsidiary sold by the firm to a third-party purchaser in the third quarter of 2011. The firm is cooperating with the requests and these inquiries may result in the imposition of fines or other regulatory action. In the third quarter of 2010, prior to the firm's sale of Litton, Litton had temporarily suspended evictions and foreclosure and real estate owned sales in a number of states, including those with judicial foreclosure procedures. Litton resumed these activities beginning in the fourth quarter of 2010. In connection with the sale of Litton, the firm agreed to provide certain representations and warranties, and specific indemnities related to Litton's servicing and foreclosure practices prior to the close of the sale. The liability associated with certain of these indemnities has been capped. For indemnities not subject to a cap, management is unable to develop an estimate of the maximum potential amount of future payments because no amounts have yet been specified or claimed. However, management does not believe, based on currently available information, that any payments under these indemnities will have a material adverse effect on the firm's financial condition.

  On September 1, 2011, Group Inc. and GS Bank USA entered into a Consent Order (the Order) with the Board of Governors of the Federal Reserve System (Federal Reserve Board) relating to the servicing of residential mortgage loans. The terms of the Order are substantially similar and, in many respects, identical to the orders entered into with the Federal Reserve Board by other large U.S. financial institutions. The Order sets forth various allegations of improper conduct in servicing by Litton, requires that Group Inc. and GS Bank USA cease and desist such conduct, and requires that Group Inc. and GS Bank USA, and their boards of directors, take various affirmative steps. The Order requires (i) Group Inc. and GS Bank USA to engage a third-party consultant to conduct a review of certain foreclosure actions or proceedings that occurred or were pending between January 1, 2009 and December 31, 2010; (ii) the adoption of policies and procedures related to management of third parties used to outsource residential mortgage servicing, loss mitigation or foreclosure; (iii) a "validation report" from an independent third-party consultant regarding compliance with the Order for the first year; and (iv) submission of quarterly progress reports as to compliance with the Order by the boards of directors (or committees thereof) of Group Inc. and GS Bank USA.

  In addition, on September 1, 2011, GS Bank USA entered into an Agreement on Mortgage Servicing Practices with the New York State Banking Department, Litton and the acquirer of Litton relating to the servicing of residential mortgage loans, and, in a related agreement with the New York State Banking Department, Group Inc. agreed to forgive 25% of the unpaid principal balance on certain delinquent first lien residential mortgage loans owned by Group Inc. or a subsidiary, totaling approximately $13 million in principal forgiveness.

Guaranteed Minimum Death and Income Benefits. In connection with its insurance business, the firm is contingently liable to provide guaranteed minimum death and income benefits to certain contract holders and has established a reserve related to $5.52 billion and $6.11 billion of contract holder account balances as of December 2011 and December 2010, respectively, for such benefits. The weighted average attained age of these contract holders was 69 years for both December 2011 and December 2010.

The net amount at risk, representing guaranteed minimum death and income benefits in excess of contract holder account balances, was $1.51 billion and $1.60 billion as of December 2011 and December 2010, respectively. See Note 17 for further information about insurance liabilities.

Guarantees

The firm enters into various derivatives that meet the definition of a guarantee under U.S. GAAP, including written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. Disclosures about derivatives are not required if they may be cash settled and the firm has no basis to conclude it is probable that the counterparties held the underlying instruments at inception of the contract. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the table below.

The firm, in its capacity as an agency lender, indemnifies most of its securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed.

In the ordinary course of business, the firm provides other financial guarantees of the obligations of third parties (e.g., standby letters of credit and other guarantees to enable clients to complete transactions and fund-related guarantees). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

The table below presents certain information about derivatives that meet the definition of a guarantee and certain other guarantees. The maximum payout in the table below is based on the notional amount of the contract and therefore does not represent anticipated losses. See Note 7 for further information about credit derivatives that meet the definition of a guarantee which are not included below.

Because derivatives are accounted for at fair value, the carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying values below exclude the effect of a legal right of setoff that may exist under an enforceable netting agreement and the effect of netting of cash collateral posted under credit support agreements.

	As of December 2011					
		Maximum Payout/Notional Amount by Period of Expiration				
in millions	Carrying Value of Net Liability	2012	2013-2014	2015-2016	2017-Thereafter	Total
Derivatives [1]	$11,881	$486,244	$206,853	$53,743	$49,576	$796,416
Securities lending indemnifications [2]	—	27,798	—	—	—	27,798
Other financial guarantees [3]	205	625	795	1,209	939	3,568

1. These derivatives are risk managed together with derivatives that do not meet the definition of a guarantee, and therefore these amounts do not reflect the firm's overall risk related to its derivative activities. As of December 2010, the carrying value of the net liability related to derivative guarantees was $8.26 billion.
2. Collateral held by the lenders in connection with securities lending indemnifications was $28.58 billion as of December 2011. Because the contractual nature of these arrangements requires the firm to obtain collateral with a market value that exceeds the value of the securities lent to the borrower, there is minimal performance risk associated with these guarantees.
3. Other financial guarantees excludes certain commitments to issue standby letters of credit that are included in "Commitments to extend credit." See table in "Commitments" above for a summary of the firm's commitments. As of December 2010, the carrying value of the net liability related to other financial guarantees was $28 million.

Guarantees of Securities Issued by Trusts. The firm has established trusts, including Goldman Sachs Capital I, II and III, and other entities for the limited purpose of issuing securities to third parties, lending the proceeds to the firm and entering into contractual arrangements with the firm and third parties related to this purpose. The firm does not consolidate these entities. See Note 16 for further information about the transactions involving Goldman Sachs Capital I, II and III.

The firm effectively provides for the full and unconditional guarantee of the securities issued by these entities. Timely payment by the firm of amounts due to these entities under the borrowing, preferred stock and related contractual arrangements will be sufficient to cover payments due on the securities issued by these entities.

Management believes that it is unlikely that any circumstances will occur, such as nonperformance on the part of paying agents or other service providers, that would make it necessary for the firm to make payments related to these entities other than those required under the terms of the borrowing, preferred stock and related contractual arrangements and in connection with certain expenses incurred by these entities.

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the consolidated statements of financial condition as of December 2011 and December 2010.

Other Representations, Warranties and Indemnifications. The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives.

In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws.

These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these arrangements have been recognized in the consolidated statements of financial condition as of December 2011 and December 2010.

Guarantees of Subsidiaries. Group Inc. fully and unconditionally guarantees the securities issued by GS Finance Corp., a wholly-owned finance subsidiary of the firm.

Group Inc. has guaranteed the payment obligations of Goldman, Sachs & Co. (GS&Co.), GS Bank USA, GS Bank Europe and Goldman Sachs Execution & Clearing, L.P. (GSEC), subject to certain exceptions.

In November 2008, the firm contributed subsidiaries into GS Bank USA, and Group Inc. agreed to guarantee the reimbursement of certain losses, including credit-related losses, relating to assets held by the contributed entities. In connection with this guarantee, Group Inc. also agreed to pledge to GS Bank USA certain collateral, including interests in subsidiaries and other illiquid assets.

In addition, Group Inc. guarantees many of the obligations of its other consolidated subsidiaries on a transaction-by-transaction basis, as negotiated with counterparties. Group Inc. is unable to develop an estimate of the maximum payout under its subsidiary guarantees; however, because these guaranteed obligations are also obligations of consolidated subsidiaries included in the table above, Group Inc.'s liabilities as guarantor are not separately disclosed.

Group Inc. has established a program for the issuance of securities by Goldman Sachs Secured Finance Limited insured by GS Secured Guaranty Company Limited (SGCL), a wholly-owned subsidiary of Group Inc. that is a financial guaranty insurer organized under the laws of Bermuda. The funds raised by SGCL are used to enter into repurchase transactions with GS&Co. and Goldman Sachs International (GSI). Group Inc. has fully and unconditionally guaranteed the securities issued by Goldman Sachs Secured Finance Limited, as well as the obligations of GS&Co. and GSI under their respective repurchase transactions. Group Inc. has not guaranteed the obligations of SGCL. The assets and liabilities of SGCL are legally separated from other assets and liabilities of the firm. The assets of SGCL will not be available to any holder of its capital stock until the claims of creditors have been paid.

Note 19.

Shareholders' Equity

Common Equity

Dividends declared per common share were $1.40 in 2011, $1.40 in 2010 and $1.05 in 2009. On January 17, 2012, Group Inc. declared a dividend of $0.35 per common share to be paid on March 29, 2012 to common shareholders of record on March 1, 2012.

On July 1, 2011, the firm issued $103 million of common stock (774,823 shares) in connection with the acquisition of GS Australia.

The firm's share repurchase program is intended to help maintain the appropriate level of common equity and to substantially offset increases in share count over time resulting from employee share-based compensation. The repurchase program is effected primarily through regular open-market purchases, the amounts and timing of which are determined primarily by the firm's current and projected capital positions (i.e., comparisons of the firm's desired level and composition of capital to its actual level and composition of capital) and the issuance of shares resulting from employee share-based compensation, but which may also be influenced by general market conditions and the prevailing price and trading volumes of the firm's common stock. Any repurchase of the firm's common stock requires approval by the Federal Reserve Board.

During 2011, 2010 and 2009, the firm repurchased 47.0 million, 25.3 million and 19,578 shares of its common stock at an average cost per share of $128.33, $164.48 and $80.83, for a total cost of $6.04 billion, $4.16 billion and $2 million, respectively, under the share repurchase program. In addition, pursuant to the terms of certain share-based compensation plans, employees may remit shares to the firm or the firm may cancel restricted stock units (RSUs) to satisfy minimum statutory employee tax withholding requirements. Under these plans, during 2011, 2010 and 2009, employees remitted 75,517 shares, 164,172 shares and 4,506 shares with a total value of $12 million, $25 million and $342,153 and the firm cancelled 12.0 million, 6.2 million and 11.2 million of RSUs with a total value of $1.91 billion, $972 million and $863 million, respectively.

Preferred Equity

The table below presents perpetual preferred stock issued and outstanding.

Series	Shares Authorized	Shares Issued	Shares Outstanding	Dividend Rate	Earliest Redemption Date	Redemption Value (in millions)
A	50,000	30,000	29,999	3 month LIBOR + 0.75%, with floor of 3.75% per annum	April 25, 2010	$ 750
B	50,000	32,000	32,000	6.20% per annum	October 31, 2010	800
C	25,000	8,000	8,000	3 month LIBOR + 0.75%, with floor of 4.00% per annum	October 31, 2010	200
D	60,000	54,000	53,999	3 month LIBOR + 0.67%, with floor of 4.00% per annum	May 24, 2011	1,350
	185,000	124,000	123,998			$3,100

Each share of non-cumulative Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock issued and outstanding has a par value of $0.01, has a liquidation preference of $25,000, is represented by 1,000 depositary shares and is redeemable at the firm's option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $25,000 plus declared and unpaid dividends.

All series of preferred stock are pari passu and have a preference over the firm's common stock on liquidation. Dividends on each series of preferred stock, if declared, are payable quarterly in arrears. The firm's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the firm fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period.

In 2007, the Board of Directors of Group Inc. (Board) authorized 17,500.1 shares of Series E Preferred Stock, and 5,000.1 shares of Series F Preferred Stock, in connection with the APEX Trusts. See Note 16 for further information about the APEX Trusts.

Under the stock purchase contracts with the APEX Trusts, Group Inc. will issue $2.25 billion of preferred stock, in the aggregate, on the relevant stock purchase dates (on or before June 1, 2013 and September 1, 2013 for Series E and Series F Preferred Stock, respectively), comprised of one share of Series E and Series F Preferred Stock to Goldman Sachs Capital II and III, respectively, for each $100,000 principal amount of subordinated debt held by these trusts. When issued, each share of Series E and Series F Preferred Stock will have a par value of $0.01 and a liquidation preference of $100,000 per share.

Dividends on Series E Preferred Stock, if declared, will be payable semi-annually at a fixed annual rate of 5.79% if the stock is issued prior to June 1, 2012 and quarterly thereafter, at a rate per annum equal to the greater of (i) three-month LIBOR plus 0.77% and (ii) 4.00%.

Dividends on Series F Preferred Stock, if declared, will be payable quarterly at a rate per annum equal to three-month LIBOR plus 0.77% if the stock is issued prior to September 1, 2012 and quarterly thereafter, at a rate per annum equal to the greater of (i) three-month LIBOR plus 0.77% and (ii) 4.00%.

The preferred stock may be redeemed at the option of the firm on the stock purchase dates or any day thereafter, subject to approval from the Federal Reserve Board and certain covenant restrictions governing the firm's ability to redeem or purchase the preferred stock without issuing common stock or other instruments with equity-like characteristics.

In June 2009, Group Inc. repurchased from the U.S. Treasury the 10.0 million shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series H (Series H Preferred Stock), that were issued to the U.S. Treasury pursuant to the U.S. Treasury's TARP Capital Purchase Program. The repurchase resulted in a preferred dividend of $426 million (calculated as the difference between the carrying value and redemption value of the preferred stock), which is included in the consolidated statement of earnings for 2009. The repurchase also resulted in the payment of $44 million of accrued dividends. In connection with the issuance of the Series H Preferred Stock in October 2008, the firm issued a 10-year warrant to the U.S. Treasury to purchase up to 12.2 million shares of common stock at an exercise price of $122.90 per share. The firm repurchased this warrant in full in July 2009 for $1.1 billion. This amount was recorded as a reduction to additional paid-in capital.

During 2011, the firm redeemed the 50,000 shares of the firm's 10% Cumulative Perpetual Preferred Stock, Series G (Series G Preferred Stock) held by Berkshire Hathaway Inc. and certain of its subsidiaries (collectively, Berkshire Hathaway) for the stated redemption price of $5.50 billion ($110,000 per share), plus accrued and unpaid dividends. In connection with this redemption, the firm recognized a preferred dividend of $1.64 billion (calculated as the difference between the carrying value and the redemption value of the preferred stock), which is included in the consolidated statement of earnings for 2011. Berkshire Hathaway continues to hold a five-year warrant, issued in October 2008, to purchase up to 43.5 million shares of common stock at an exercise price of $115.00 per share.

On January 12, 2012, Group Inc. declared dividends of $239.58, $387.50, $255.56 and $255.56 per share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively, to be paid on February 10, 2012 to preferred shareholders of record on January 26, 2012.

The table below presents preferred dividends declared on preferred stock.

	Year Ended December					
	2011		2010		2009	
	per share	*in millions*	*per share*	*in millions*	*per share*	*in millions*
Series A	**$ 950.51**	**$ 28**	$ 950.51	$ 28	$ 710.94	$ 21
Series B	**1,550.00**	**50**	1,550.00	50	1,162.50	38
Series C	**1,013.90**	**8**	1,013.90	8	758.34	6
Series D	**1,013.90**	**55**	1,013.90	55	758.34	41
Series G [1]	**2,500.00**	**125**	10,000.00	500	7,500.00	375
Series H [2]	**—**	**—**	—	—	12.50	125
Total		**$266**		$641		$606

1. Amount for the year ended December 2011 excludes preferred dividends related to the redemption of the firm's Series G Preferred Stock.

2. Amount for the year ended December 2009 excludes the preferred dividend related to the repurchase of the TARP Series H Preferred Stock, as well as accrued dividends paid on repurchase of the Series H Preferred Stock.

Accumulated Other Comprehensive Income/(Loss)

The table below presents accumulated other comprehensive income/(loss) by type.

	As of December	
in millions	**2011**	2010
Currency translation adjustment, net of tax	**$(225)**	$(170)
Pension and postretirement liability adjustments, net of tax	**(374)**	(229)
Net unrealized gains on available-for-sale securities, net of tax [1]	**83**	113
Total accumulated other comprehensive loss, net of tax	**$(516)**	$(286)

1. Substantially all consists of net unrealized gains on securities held by the firm's insurance subsidiaries as of both December 2011 and December 2010.

Note 20.

Regulation and Capital Adequacy

The Federal Reserve Board is the primary regulator of Group Inc., a bank holding company and a financial holding company under the U.S. Bank Holding Company Act of 1956. As a bank holding company, the firm is subject to consolidated regulatory capital requirements that are computed in accordance with the Federal Reserve Board's capital adequacy regulations currently applicable to bank holding companies (which are based on the 'Basel 1' Capital Accord of the Basel Committee on Banking Supervision (Basel Committee)). These capital requirements are expressed as capital ratios that compare measures of capital to risk-weighted assets (RWAs). The firm's bank depository institution subsidiaries, including GS Bank USA, are subject to similar capital requirements.

Under the Federal Reserve Board's capital adequacy requirements and the regulatory framework for prompt corrective action that is applicable to GS Bank USA, the firm and its bank depository institution subsidiaries must meet specific capital requirements that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory reporting practices. The firm and its bank depository institution subsidiaries' capital amounts, as well as GS Bank USA's prompt corrective action classification, are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Many of the firm's subsidiaries, including GS&Co. and the firm's other broker-dealer subsidiaries, are subject to separate regulation and capital requirements as described below.

Group Inc.

Federal Reserve Board regulations require bank holding companies to maintain a minimum Tier 1 capital ratio of 4% and a minimum total capital ratio of 8%. The required minimum Tier 1 capital ratio and total capital ratio in order to be considered a "well-capitalized" bank holding company under the Federal Reserve Board guidelines are 6% and 10%, respectively. Bank holding companies may be expected to maintain ratios well above the minimum levels, depending on their particular condition, risk profile and growth plans. The minimum Tier 1 leverage ratio is 3% for bank holding companies that have received the highest supervisory rating under Federal Reserve Board guidelines or that have implemented the Federal Reserve Board's risk-based capital measure for market risk. Other bank holding companies must have a minimum Tier 1 leverage ratio of 4%.

The table below presents information regarding Group Inc.'s regulatory capital ratios.

	As of December	
$ in millions	**2011**	2010
Tier 1 capital	**$ 63,262**	$ 71,233
Tier 2 capital	**$ 13,881**	$ 13,660
Total capital	**$ 77,143**	$ 84,893
Risk-weighted assets	**$457,027**	$444,290
Tier 1 capital ratio	**13.8%**	16.0%
Total capital ratio	**16.9%**	19.1%
Tier 1 leverage ratio	**7.0%**	8.0%

RWAs under the Federal Reserve Board's risk-based capital guidelines are calculated based on the amount of market risk and credit risk. RWAs for market risk are determined by reference to the firm's Value-at-Risk (VaR) models, supplemented by other measures to capture risks not reflected in VaR models. Credit risk for on-balance sheet assets is based on the balance sheet value. For off-balance sheet exposures, including OTC derivatives and commitments, a credit equivalent amount is calculated based on the notional amount of each trade. All such assets and amounts are then assigned a risk weight depending on, among other things, whether the counterparty is a sovereign, bank or qualifying securities firm or other entity (or if collateral is held, depending on the nature of the collateral).

Tier 1 leverage ratio is defined as Tier 1 capital under Basel 1 divided by average adjusted total assets (which includes adjustments for disallowed goodwill and intangible assets, and the carrying value of equity investments in non-financial companies that are subject to deductions from Tier 1 capital).

Regulatory Reform

The firm is currently working to implement the requirements set out in the Federal Reserve Board's Risk-Based Capital Standards: Advanced Capital Adequacy Framework — Basel 2, as applicable to Group Inc. as a bank holding company (Basel 2), which are based on the advanced approaches under the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee. U.S. banking regulators have incorporated the Basel 2 framework into the existing risk-based capital requirements by requiring that internationally active banking organizations, such as Group Inc., adopt Basel 2, once approved to do so by regulators. As required by the Dodd-Frank Act, U.S. banking regulators have adopted a rule that requires large banking organizations, upon adoption of Basel 2, to continue to calculate risk-based capital ratios under both Basel 1 and Basel 2. For each of the Tier 1 and Total capital ratios, the lower of the Basel 1 and Basel 2 ratios calculated will be used to determine whether the bank meets its minimum risk-based capital requirements.

In December 2011, the U.S. federal bank regulatory agencies issued revised proposals to modify their market risk regulatory capital requirements for banking organizations in the United States that have significant trading activities. These modifications are designed to address the adjustments to the market risk framework that were announced by the Basel Committee in June 2010 (Basel 2.5), as well as the prohibition in the use of credit ratings, as required by the Dodd-Frank Act. Once implemented, it is likely that these changes will result in increased capital requirements for market risk.

Additionally, the guidelines issued by the Basel Committee in December 2010 (Basel 3) revise the definition of Tier 1 capital, introduce Tier 1 common equity as a regulatory metric, set new minimum capital ratios (including a new "capital conservation buffer," which must be composed exclusively of Tier 1 common equity and will be in addition to the minimum capital ratios), introduce a Tier 1 leverage ratio within international guidelines for the first time, and make substantial revisions to the computation of RWAs for credit exposures. Implementation of the new requirements is expected to take place over the next several years. The federal banking agencies have not yet proposed rules to implement the Basel 3 guidelines in the United States.

The Basel Committee has published its final provisions for assessing the global systemic importance of banking institutions and the range of additional Tier 1 common equity that should be maintained by banking institutions deemed to be globally systemically important. The additional capital for these institutions would initially range from 1% to 2.5% of Tier 1 common equity and could be as much as 3.5% for a bank that increases its systemic footprint (e.g., by increasing total assets). The firm was one of 29 institutions identified by the Financial Stability Board (established at the direction of the leaders of the Group of 20) as globally systemically important under the Basel Committee's methodology. Therefore, depending upon the manner and timing of the U.S. banking regulators' implementation of the Basel Committee's methodology, the firm expects that the minimum Tier 1 common ratio requirement applicable to the firm will include this additional capital assessment. The final determination of whether an institution is classified as globally systemically important and the calculation of the required additional capital amount is expected to be disclosed by the Basel Committee no later than November 2014 based on data through the end of 2013.

The Federal Reserve Board has proposed regulations designed to strengthen the regulation and supervision of large bank holding companies and systemically important nonbank financial firms. These proposals address risk-based capital and leverage requirements, liquidity requirements, stress tests, single counterparty limits and early remediation requirements that are designed to address financial weakness at an early stage. Although many of the proposals mirror initiatives to which bank holding companies are already subject, their full impact on the firm will not be known with certainty until the rules are finalized.

The Dodd-Frank Act will subject the firm at a firmwide level to the same leverage and risk-based capital requirements that apply to depository institutions and directs banking regulators to impose additional capital requirements as disclosed above. The Federal Reserve Board is expected to adopt the new leverage and risk-based capital regulations in 2012. As a consequence of these changes, Tier 1 capital treatment for the firm's junior subordinated debt issued to trusts will be phased out over a three-year period beginning on January 1, 2013. The interaction among the Dodd-Frank Act, the Basel Committee's proposed changes and other proposed or announced changes from other governmental entities and regulators adds further uncertainty to the firm's future capital requirements and those of our subsidiaries.

A number of other governmental entities and regulators, including the European Union (EU) and the U.K.'s Financial Services Authority (FSA), have also proposed or announced changes that will result in increased capital requirements for financial institutions.

As a consequence of these developments, the firm expects minimum capital ratios required to be maintained under Federal Reserve Board regulations will be increased and changes in the prescribed calculation methodology are expected to result in higher RWAs and lower capital ratios than those currently computed.

The capital and liquidity requirements of several of the firm's subsidiaries will also be impacted in the future by the various developments arising from the Basel Committee, the Dodd-Frank Act, and other governmental entities and regulators.

Bank Subsidiaries

GS Bank USA, an FDIC-insured, New York State-chartered bank and a member of the Federal Reserve System, is supervised and regulated by the Federal Reserve Board, the FDIC and the New York State Department of Financial Services (formerly the New York State Banking Department) and is subject to minimum capital requirements (described below) that are calculated in a manner similar to those applicable to bank holding companies. GS Bank USA computes its capital ratios in accordance with the regulatory capital guidelines currently applicable to state member banks, which are based on Basel 1 as implemented by the Federal Reserve Board, for purposes of assessing the adequacy of its capital. Under the regulatory framework for prompt corrective action that is applicable to GS Bank USA, in order to be considered a "well-capitalized" depository institution, GS Bank USA must maintain a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a Tier 1 leverage ratio of at least 5%. GS Bank USA has agreed with the Federal Reserve Board to minimum capital ratios in excess of these "well-capitalized" levels. Accordingly, for a period of time, GS Bank USA is expected to maintain a Tier 1 capital ratio of at least 8%, a total capital ratio of at least 11% and a Tier 1 leverage ratio of at least 6%. As noted in the table below, GS Bank USA was in compliance with these minimum capital requirements as of December 2011 and December 2010.

The table below presents information regarding GS Bank USA's regulatory capital ratios under Basel 1 as implemented by the Federal Reserve Board.

	As of December	
$ in millions	**2011**	2010
Tier 1 capital	**$ 19,251**	$18,604
Tier 2 capital	**6** [1]	5,004
Total capital	**19,257**	23,608
Risk-weighted assets	**112,824**	98,719
Tier 1 capital ratio	**17.1%**	18.8%
Total capital ratio	**17.1%** [1]	23.9%
Tier 1 leverage ratio	**18.5%**	19.5%

1. The decrease from December 2010 to December 2011 is primarily related to GS Bank USA's repayment of $5.00 billion of subordinated debt to Group Inc. and $1.00 billion dividend to Group Inc. during 2011.

GS Bank USA is currently working to implement the Basel 2 framework, as implemented by the Federal Reserve Board. Similar to the firm's requirement as a bank holding company, GS Bank USA is required to adopt Basel 2, once approved to do so by regulators. In addition, the capital requirements for GS Bank USA are expected to be impacted by changes to the Basel Committee's capital guidelines, as outlined above. Furthermore, the firm expects that GS Bank USA will be impacted by aspects of the Dodd-Frank Act, including stress test and resolution plan requirements.

The deposits of GS Bank USA are insured by the FDIC to the extent provided by law. The Federal Reserve Board requires depository institutions to maintain cash reserves with a Federal Reserve Bank. The amount deposited by the firm's depository institution held at the Federal Reserve Bank was approximately $40.06 billion and $28.12 billion as of December 2011 and December 2010, respectively, which exceeded required reserve amounts by $39.51 billion and $27.45 billion as of December 2011 and December 2010, respectively.

Transactions between GS Bank USA and its subsidiaries and Group Inc. and its subsidiaries and affiliates (other than, generally, subsidiaries of GS Bank USA) are regulated by the Federal Reserve Board. These regulations generally limit the types and amounts of transactions (including loans to and borrowings from GS Bank USA) that may take place and generally require those transactions to be on an arm's-length basis.

Goldman Sachs International Bank, a wholly-owned credit institution, regulated by the FSA, and GS Bank Europe, a wholly-owned credit institution, regulated by the Central Bank of Ireland, are both subject to minimum capital requirements. As of December 2011 and December 2010, Goldman Sachs International Bank and GS Bank Europe were in compliance with all regulatory capital requirements.

Broker-Dealer Subsidiaries

The firm's U.S. regulated broker-dealer subsidiaries include GS&Co. and GSEC. GS&Co. and GSEC are registered U.S. broker-dealers and futures commission merchants, and are subject to regulatory capital requirements, including those imposed by the SEC, the U.S. Commodity Futures Trading Commission (CFTC), Chicago Mercantile Exchange, the Financial Industry Regulatory Authority, Inc. (FINRA) and the National Futures Association. Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. and GSEC have elected to compute their minimum capital requirements in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1.

As of December 2011, GS&Co. had regulatory net capital, as defined by Rule 15c3-1, of $11.24 billion, which exceeded the amount required by $9.34 billion. As of December 2011, GSEC had regulatory net capital, as defined by Rule 15c3-1, of $2.10 billion, which exceeded the amount required by $2.00 billion.

In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 2011 and December 2010, GS&Co. had tentative net capital and net capital in excess of both the minimum and the notification requirements.

Insurance Subsidiaries

The firm has U.S. insurance subsidiaries that are subject to state insurance regulation and oversight in the states in which they are domiciled and in the other states in which they are licensed. In addition, certain of the firm's insurance subsidiaries outside of the U.S. are regulated by the FSA and certain are regulated by the Bermuda Monetary Authority. The firm's insurance subsidiaries were in compliance with all regulatory capital requirements as of December 2011 and December 2010.

Other Non-U.S. Regulated Subsidiaries

The firm's principal non-U.S. regulated subsidiaries include GSI and Goldman Sachs Japan Co., Ltd. (GSJCL). GSI, the firm's regulated U.K. broker-dealer, is subject to the capital requirements imposed by the FSA. GSJCL, the firm's regulated Japanese broker-dealer, is subject to the capital requirements imposed by Japan's Financial Services Agency. As of December 2011 and December 2010, GSI and GSJCL were in compliance with their local capital adequacy requirements. Certain other non-U.S. subsidiaries of the firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2011 and December 2010, these subsidiaries were in compliance with their local capital adequacy requirements.

Restrictions on Payments

The regulatory requirements referred to above restrict Group Inc.'s ability to withdraw capital from its regulated subsidiaries. As of December 2011 and December 2010, approximately $25.53 billion and $24.70 billion, respectively, of net assets of regulated subsidiaries were restricted as to the payment of dividends to Group Inc. In addition to limitations on the payment of dividends imposed by federal and state laws, the Federal Reserve Board, the FDIC and the New York State Department of Financial Services have authority to prohibit or to limit the payment of dividends by the banking organizations they supervise (including GS Bank USA) if, in the relevant regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in the light of the financial condition of the banking organization.

Note 21.

Earnings Per Common Share

Basic earnings per common share (EPS) is calculated by dividing net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and RSUs for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition reflects the dilutive effect of the common stock deliverable for stock warrants and options and for RSUs for which future service is required as a condition to the delivery of the underlying common stock.

The table below presents the computations of basic and diluted EPS.

	Year Ended December		
in millions, except per share amounts	**2011**	2010	2009
Numerator for basic and diluted EPS — net earnings applicable to common shareholders	**$2,510**	$7,713	$12,192
Denominator for basic EPS — weighted average number of common shares	**524.6**	542.0	512.3
Effect of dilutive securities:			
RSUs	**14.6**	15.0	15.7
Stock options and warrants	**17.7**	28.3	22.9
Dilutive potential common shares	**32.3**	43.3	38.6
Denominator for diluted EPS — weighted average number of common shares and dilutive potential common shares	**556.9**	585.3	550.9
Basic EPS	**$ 4.71**	$14.15	$ 23.74
Diluted EPS	**4.51**	13.18	22.13

In the table above, unvested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents are treated as a separate class of securities in calculating EPS. The impact of applying this methodology was a reduction in basic EPS of $0.07, $0.08 and $0.06 for the years ended December 2011, December 2010 and December 2009, respectively.

The diluted EPS computations in the table above do not include the following:

	Year Ended December		
in millions	**2011**	2010	2009
Number of antidilutive RSUs and common shares underlying antidilutive stock options and warrants	**9.2**	6.2	24.7

Note 22.

Transactions with Affiliated Funds

The firm has formed numerous nonconsolidated investment funds with third-party investors. The firm generally acts as the investment manager for these funds and, as such, is entitled to receive management fees and, in certain cases, advisory fees or incentive fees from these funds. Additionally, the firm invests alongside the third-party investors in certain funds.

The tables below present fees earned from affiliated funds, fees receivable from affiliated funds and the aggregate carrying value of the firm's interests in affiliated funds.

	Year Ended December		
in millions	**2011**	2010	2009
Fees earned from affiliated funds	**$2,789**	$2,882	$2,484

	As of December	
in millions	**2011**	2010
Fees receivable from funds	**$ 721**	$ 886
Aggregate carrying value of interests in funds	**14,960**	14,773

The firm has provided voluntary financial support to certain of its funds that have experienced significant reductions in capital and liquidity or had limited access to the debt markets during the financial crisis. As of December 2011 and December 2010, the firm had exposure to these funds in the form of loans and guarantees of $289 million and $253 million, respectively, primarily related to certain real estate funds. In addition, as of December 2011 and 2010, the firm had outstanding commitments to extend credit to these funds of $0 and $160 million, respectively.

The firm may provide additional voluntary financial support to these funds if they were to experience significant financial distress; however, such amounts are not expected to be material to the firm. In the ordinary course of business, the firm may also engage in other activities with these funds, including, among others, securities lending, trade execution, market making, custody, and acquisition and bridge financing. See Note 18 for the firm's investment commitments related to these funds.

Note 23.

Interest Income and Interest Expense

Interest income is recorded on an accrual basis based on contractual interest rates. The table below presents the sources of interest income and interest expense.

	Year Ended December		
in millions	**2011**	2010	2009
Interest income			
Deposits with banks	**$ 125**	$ 86	$ 65
Securities borrowed, securities purchased under agreements to resell and federal funds sold	**666**	540	951
Financial instruments owned, at fair value	**10,718**	10,346	11,106
Other interest [1]	**1,665**	1,337	1,785
Total interest income	**13,174**	12,309	13,907
Interest expense			
Deposits	**280**	304	415
Securities loaned and securities sold under agreements to repurchase	**905**	708	1,317
Financial instruments sold, but not yet purchased, at fair value	**2,464**	1,859	1,854
Short-term borrowings [2]	**526**	453	623
Long-term borrowings [2]	**3,439**	3,155	2,585
Other interest [3]	**368**	327	(294)
Total interest expense	**7,982**	6,806	6,500
Net interest income	**$ 5,192**	$ 5,503	$ 7,407

1. Primarily includes interest income on customer debit balances and other interest-earning assets.

2. Includes interest on unsecured borrowings and other secured financings.

3. Primarily includes interest expense on customer credit balances and other interest-bearing liabilities.

Note 24.

Income Taxes

Provision for Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The firm reports interest expense related to income tax matters in "Provision for taxes" and income tax penalties in "Other expenses."

The tables below present the components of the provision/(benefit) for taxes and a reconciliation of the U.S. federal statutory income tax rate to the firm's effective income tax rate.

	Year Ended December		
in millions	**2011**	2010	2009
Current taxes			
U.S. federal	**$ 405**	$1,791	$4,039
State and local	**392**	325	594
Non-U.S.	**204**	1,083	2,242
Total current tax expense	**1,001**	3,199	6,875
Deferred taxes			
U.S. federal	**683**	1,516	(763)
State and local	**24**	162	(130)
Non-U.S.	**19**	(339)	462
Total deferred tax (benefit)/expense	**726**	1,339	(431)
Provision for taxes	**$1,727**	$4,538	$6,444

	Year Ended December		
	2011	2010	2009
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of U.S. federal income tax effects	**4.4**	2.5	1.5
Tax credits	**(1.6)**	(0.7)	(0.3)
Non-U.S. operations	**(6.7)**	(2.3)	(3.5)
Tax-exempt income, including dividends	**(2.4)**	(1.0)	(0.4)
Other	**(0.7)**	1.7[1]	0.2
Effective income tax rate	**28.0%**	35.2%	32.5%

1. Primarily includes the effect of the SEC settlement of $550 million, substantially all of which is non-deductible.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities.

	As of December	
in millions	**2011**	2010
Deferred tax assets		
Compensation and benefits	**$3,126**	$3,397
Unrealized losses	**849**	731
ASC 740 asset related to unrecognized tax benefits	**569**	972
Non-U.S. operations	**662**	652
Foreign tax credits	**12**	11
Net operating losses	**213**	250
Occupancy-related	**110**	129
Other comprehensive income-related	**168**	68
Other, net	**581**	473
	6,290	6,683
Valuation allowance [1]	**(65)**	(50)
Total deferred tax assets [2]	**$6,225**	$6,633
Depreciation and amortization	**1,959**	1,647
Other comprehensive income-related	**36**	130
Total deferred tax liabilities [2]	**$1,995**	$1,777

1. Relates primarily to the ability to utilize losses in various tax jurisdictions.

2. Before netting within tax jurisdictions.

The firm has recorded deferred tax assets of $213 million and $250 million as of December 2011 and December 2010, respectively, in connection with U.S. federal, state and local and foreign net operating loss carryforwards. The firm also recorded a valuation allowance of $59 million and $42 million as of December 2011 and December 2010, respectively, related to these net operating loss carryforwards. As of December 2011, the U.S. federal, state and local, and foreign net operating loss carryforwards were $96 million, $1.65 billion and $378 million, respectively. If not utilized, the U.S. federal net operating loss carryforward will begin to expire in 2017 and the state and local net operating loss carryforwards will begin to expire in 2012. The foreign net operating loss carryforwards can be carried forward indefinitely. The firm had foreign tax credit carryforwards of $12 million and $11 million as of December 2011 and December 2010, respectively. The firm recorded a related net deferred income tax asset of $6 million and $5 million as of December 2011 and December 2010, respectively. These carryforwards will begin to expire in 2013.

The firm had capital loss carryforwards of $6 million and $12 million as of December 2011 and December 2010, respectively. The firm recorded a related net deferred income tax asset of $2 million as of both December 2011 and December 2010. These carryforwards expire in 2013.

The valuation allowance increased by $15 million and decreased by $24 million during 2011 and 2010, respectively. The increase was due to losses considered more likely than not to expire unused. The decrease was primarily due to the utilization of losses previously considered more likely than not to expire unused.

The firm permanently reinvests eligible earnings of certain foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated. As of December 2011 and December 2010, this policy resulted in an unrecognized net deferred tax liability of $3.32 billion and $2.67 billion, respectively, attributable to reinvested earnings of $20.63 billion and $17.70 billion, respectively.

Unrecognized Tax Benefits

The firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.

As of December 2011 and December 2010, the accrued liability for interest expense related to income tax matters and income tax penalties was $233 million and $213 million, respectively. The firm recognized $21 million, $28 million and $62 million of interest and income tax penalties for the years ended December 2011, December 2010 and December 2009, respectively. It is reasonably possible that unrecognized tax benefits could change significantly during the twelve months subsequent to December 2011 due to potential audit settlements. At this time, it is not possible to estimate the change or its impact on the firm's effective tax rate over the next twelve months.

The table below presents the changes in the liability for unrecognized tax benefits, which is recorded in "Other liabilities and accrued expenses." See Note 17 for further information.

	As of December		
in millions	2011	2010	2009
Balance, beginning of year	$2,081	$1,925	$1,548
Increases based on tax positions related to the current year	171	171	143
Increases based on tax positions related to prior years	278	162	379
Decreases related to tax positions of prior years	(41)	(104)	(19)
Decreases related to settlements	(638)	(128)	(91)
Acquisitions/(dispositions)	47	56	—
Exchange rate fluctuations	(11)	(1)	(35)
Balance, end of year	$1,887	$2,081	$1,925
Related deferred income tax asset [1]	$ 569	$ 972	$1,004
Net unrecognized tax benefit [2]	1,318	1,109	921

1. Included in "Other assets." See Note 12.

2. If recognized, the net tax benefit would reduce the firm's effective income tax rate.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as the United Kingdom, Japan, Hong Kong, Korea and various states, such as New York. The tax years under examination vary by jurisdiction. The firm believes that during 2012, certain audits have a reasonable possibility of being completed. The firm does not expect completion of these audits to have a material impact on the firm's financial condition but it may be material to operating results for a particular period, depending, in part, on the operating results for that period.

The table below presents the earliest tax years that remain subject to examination by major jurisdiction.

Jurisdiction	As of December 2011
U.S. Federal [1]	2005
New York State and City [2]	2004
United Kingdom	2007
Japan [3]	2008
Hong Kong	2005
Korea	2008

1. IRS examination of fiscal 2008 through calendar 2010 began during 2011. IRS examination of fiscal 2005, 2006 and 2007 began during 2008. IRS examination of fiscal 2003 and 2004 has been completed, but the liabilities for those years are not yet final.
2. New York State and City examination of fiscal 2004, 2005 and 2006 began in 2008.
3. Japan National Tax Agency examination of fiscal 2005 through 2009 began during the first quarter of 2010. The examinations have been completed, but the liabilities for 2008 and 2009 are not yet final.

All years subsequent to the above remain open to examination by the taxing authorities. The firm believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments.

Note 25.
Business Segments

In the fourth quarter of 2010, the firm reorganized its three previous reportable business segments into four new reportable business segments: Investment Banking, Institutional Client Services, Investing & Lending and Investment Management. Prior periods are presented on a comparable basis.

Basis of Presentation

In reporting segments, certain of the firm's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

The cost drivers of the firm taken as a whole — compensation, headcount and levels of business activity — are broadly similar in each of the firm's business segments. Compensation and benefits expenses in the firm's segments reflect, among other factors, the overall performance of the firm as well as the performance of individual businesses. Consequently, pre-tax margins in one segment of the firm's business may be significantly affected by the performance of the firm's other business segments.

The firm allocates revenues and expenses among the four reportable business segments. Due to the integrated nature of these segments, estimates and judgments are made in allocating certain revenue and expense items. Transactions between segments are based on specific criteria or approximate third-party rates. Total operating expenses include corporate items that have not been allocated to individual business segments. The allocation process is based on the manner in which management views the business of the firm.

The segment information presented in the table below is prepared according to the following methodologies:

- Revenues and expenses directly associated with each segment are included in determining pre-tax earnings.
- Net revenues in the firm's segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. Net interest is included in segment net revenues as it is consistent with the way in which management assesses segment performance.
- Overhead expenses not directly allocable to specific segments are allocated ratably based on direct segment expenses.

Management believes that the following information provides a reasonable representation of each segment's contribution to consolidated pre-tax earnings and total assets.

		For the Years Ended or as of December		
in millions		**2011**	2010	2009
Investment Banking	Net revenues	**$ 4,355**	$ 4,810	$ 4,984
	Operating expenses	**2,962**	3,511	3,482
	Pre-tax earnings	**$ 1,393**	$ 1,299	$ 1,502
	Segment assets	**$ 1,690**	$ 1,870	$ 1,759
Institutional Client Services	Net revenues [1]	**$ 17,280**	$ 21,796	$ 32,719
	Operating expenses	**12,697**	14,291	13,691
	Pre-tax earnings	**$ 4,583**	$ 7,505	$ 19,028
	Segment assets	**$834,780**	$819,765	$751,851
Investing & Lending	Net revenues	**$ 2,142**	$ 7,541	$ 2,863
	Operating expenses	**2,673**	3,361	3,523
	Pre-tax earnings/(loss)	**$ (531)**	$ 4,180	$ (660)
	Segment assets	**$ 76,753**	$ 78,771	$ 83,851
Investment Management	Net revenues	**$ 5,034**	$ 5,014	$ 4,607
	Operating expenses	**4,018**	4,051	3,673
	Pre-tax earnings	**$ 1,016**	$ 963	$ 934
	Segment assets	**$ 10,002**	$ 10,926	$ 11,481
Total	**Net revenues**	**$ 28,811**	$ 39,161	$ 45,173
	Operating expenses	**22,642**	26,269	25,344
	Pre-tax earnings	**$ 6,169**	$ 12,892	$ 19,829
	Total assets	**$923,225**	$911,332	$848,942

1. Includes $115 million, $111 million and $36 million for the years ended December 2011, December 2010 and December 2009, respectively, of realized gains on available-for-sale securities held in the firm's insurance subsidiaries.

Operating expenses in the table above include the following expenses that have not been allocated to the firm's segments:

- net provisions for a number of litigation and regulatory proceedings of $175 million, $682 million and $104 million for the years ended December 2011, December 2010 and December 2009, respectively;
- charitable contributions of $103 million, $345 million and $810 million for the years ended December 2011, December 2010 and December 2009, respectively; and
- real estate-related exit costs of $14 million, $28 million and $61 million for the years ended December 2011, December 2010 and December 2009, respectively.

The tables below present the amounts of net interest income included in net revenues, and the amounts of depreciation and amortization expense included in pre-tax earnings.

	Year Ended December		
in millions	**2011**	2010	2009
Investment Banking	**$ (6)**	$ —	$ —
Institutional Client Services	**4,360**	4,692	6,951
Investing & Lending	**635**	609	242
Investment Management	**203**	202	214
Total net interest	**$5,192**	$5,503	$7,407

	Year Ended December		
in millions	**2011**	2010	2009
Investment Banking	**$ 174**	$ 172	$ 156
Institutional Client Services	**944**	1,109	775
Investing & Lending	**563**	422	793
Investment Management	**188**	200	214
Total depreciation and amortization [1]	**$1,869**	$1,904	$1,943

1. Includes real estate-related exit costs of $1 million and $5 million for the years ended December 2010 and December 2009, respectively, that have not been allocated to the firm's segments.

Geographic Information

Due to the highly integrated nature of international financial markets, the firm manages its businesses based on the profitability of the enterprise as a whole. The methodology for allocating profitability to geographic regions is dependent on estimates and management judgment because a significant portion of the firm's activities require cross-border coordination in order to facilitate the needs of the firm's clients.

Geographic results are generally allocated as follows:

- Investment Banking: location of the client and investment banking team.
- Institutional Client Services: Fixed Income, Currency and Commodities Client Execution, and Equities (excluding Securities Services): location of the market-making desk; Securities Services: location of the primary market for the underlying security.
- Investing & Lending: Investing: location of the investment; Lending: location of the client.
- Investment Management: location of the sales team.

The table below presents the total net revenues, pre-tax earnings and net earnings of the firm by geographic region allocated based on the methodology referred to above, as well as the percentage of total net revenues, pre-tax earnings and net earnings (excluding Corporate) for each geographic region.

	Year Ended December					
$ in millions	**2011**		2010		2009	
Net revenues						
Americas [1]	**$17,873**	**62%**	$21,564	55%	$25,313	56%
EMEA [2]	**7,074**	**25**	10,449	27	11,595	26
Asia [3, 4]	**3,864**	**13**	7,148	18	8,265	18
Total net revenues	**$28,811**	**100%**	$39,161	100%	$45,173	100%
Pre-tax earnings						
Americas [1]	**$ 5,466**	**85%**	$ 7,934	57%	$11,461	56%
EMEA [2]	**1,226**	**19**	3,080	22	5,508	26
Asia [3]	**(231)**	**(4)**	2,933	21	3,835	18
Subtotal	**6,461**	**100%**	13,947	100%	20,804	100%
Corporate [5]	**(292)**		(1,055)		(975)	
Total pre-tax earnings	**$ 6,169**		$12,892		$19,829	
Net earnings						
Americas [1]	**$ 3,624**	**78%**	$ 4,917	53%	$ 7,120	51%
EMEA [2]	**1,117**	**24**	2,236	24	4,201	30
Asia [3]	**(103)**	**(2)**	2,083	23	2,689	19
Subtotal	**4,638**	**100%**	9,236	100%	14,010	100%
Corporate	**(196)**		(882)		(625)	
Total net earnings	**$ 4,442**		$ 8,354		$13,385	

1. Substantially all relates to the U.S.
2. EMEA (Europe, Middle East and Africa). Pre-tax earnings and net earnings include the impact of the U.K. bank payroll tax for the year ended December 2010.
3. Asia also includes Australia and New Zealand.
4. The decline in net revenues in Asia compared with 2010 primarily reflects lower results in Investing & Lending, principally due to losses from public equities, reflecting a significant decline in equity markets in Asia during 2011.
5. Consists of net provisions for a number of litigation and regulatory proceedings of $175 million, $682 million and $104 million for the years ended December 2011, December 2010 and December 2009, respectively; charitable contributions of $103 million, $345 million and $810 million for the years ended December 2011, December 2010 and December 2009, respectively; and real estate-related exit costs of $14 million, $28 million and $61 million for the years ended December 2011, December 2010 and December 2009, respectively.

Note 26.

Credit Concentrations

Credit concentrations may arise from market making, client facilitation, investing, underwriting, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

The table below presents the credit concentrations in assets held by the firm. As of December 2011 and December 2010, the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets.

	As of December	
$ in millions	**2011**	2010
U.S. government and federal agency obligations [1]	**$103,468**	$96,350
% of total assets	**11.2%**	10.6%
Other sovereign obligations [1, 2]	**$ 49,025**	$40,379
% of total assets	**5.3%**	4.4%

1. Included in "Financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes."

2. Principally consisting of securities issued by the governments of the United Kingdom, Japan, and Germany as of December 2011, and the United Kingdom, Japan and France as of December 2010.

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to derivative assets is principally cash and is held by the firm or a third-party custodian. Collateral obtained by the firm related to resale agreements and securities borrowed transactions is primarily U.S. government and federal agency obligations and other sovereign obligations. See Note 9 for further information about collateralized agreements and financings.

The table below presents U.S. government and federal agency obligations, and other sovereign obligations that collateralize resale agreements and securities borrowed transactions (including those in "Cash and securities segregated for regulatory and other purposes"). Because the firm's primary credit exposure on such transactions is to the counterparty to the transaction, the firm would be exposed to the collateral issuer only in the event of counterparty default.

	As of December	
in millions	**2011**	2010
U.S. government and federal agency obligations	**$ 94,603**	$121,366
Other sovereign obligations [1]	**110,178**	73,357

1. Principally consisting of securities issued by the governments of Germany and France.

Note 27.

Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

Under ASC 450 an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the firm is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the firm believes the risk of loss is more than slight. The amounts reserved against such matters are not significant as compared to the upper end of the range of reasonably possible loss.

With respect to proceedings described below for which management has been able to estimate a range of reasonably possible loss where (i) plaintiffs have claimed an amount of money damages, (ii) the firm is being sued by purchasers in an underwriting and is not being indemnified by a party that the firm believes will pay any judgment, or (iii) the purchasers are demanding that the firm repurchase securities, management has estimated the upper end of the range of reasonably possible loss as being equal to (a) in the case of (i), the amount of money damages claimed, (b) in the case of (ii), the amount of securities that the firm sold in the underwritings and (c) in the case of (iii), the price that purchasers paid for the securities less the estimated value, if any, as of December 2011 of the relevant securities, in each of cases (i), (ii) and (iii), taking into account any factors believed to be relevant to the particular proceeding. As of the date hereof, the firm has estimated the aggregate amount of reasonably possible losses for such proceedings and for any other proceedings described below where management has been able to estimate a range of reasonably possible loss to be approximately $2.4 billion.

Management is generally unable to estimate a range of reasonably possible loss for proceedings other than those included in the estimate above, including where (i) plaintiffs have not claimed an amount of money damages, unless management can otherwise determine an appropriate amount, (ii) the proceedings are in early stages, (iii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented. However, for these cases, management does not believe, based on currently available information, that the outcomes of such proceedings will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

IPO Process Matters. Group Inc. and GS&Co. are among the numerous financial services companies that have been named as defendants in a variety of lawsuits alleging improprieties in the process by which those companies participated in the underwriting of public offerings in recent years.

GS&Co. has, together with other underwriters in certain offerings as well as the issuers and certain of their officers and directors, been named as a defendant in a number of related lawsuits filed in the U.S. District Court for the Southern District of New York alleging, among other things, that the prospectuses for the offerings violated the federal securities laws by failing to disclose the existence of alleged arrangements tying allocations in certain offerings to higher customer brokerage commission rates as well as purchase orders in the aftermarket, and that the alleged arrangements resulted in market manipulation. On October 5, 2009, the district court approved a settlement agreement entered into by the parties. The firm has paid into a settlement fund the full amount that GS&Co. would contribute in the settlement. Certain objectors appealed certain aspects of the settlement's approval, but all such appeals have been withdrawn or finally dismissed, thereby concluding the matter.

GS&Co. is among numerous underwriting firms named as defendants in a number of complaints filed commencing October 3, 2007, in the U.S. District Court for the Western District of Washington alleging violations of Section 16 of the Exchange Act in connection with offerings of securities for 15 issuers during 1999 and 2000. The complaints generally assert that the underwriters, together with each issuer's directors, officers and principal shareholders, entered into purported agreements to tie allocations in the offerings to increased brokerage commissions and aftermarket purchase orders. The complaints further allege that, based upon these and other purported agreements, the underwriters violated the reporting provisions of, and are subject to short-swing profit recovery under, Section 16 of the Exchange Act. The district court granted defendants' motions to dismiss on the grounds that the plaintiff's demands were inadequate with respect to certain actions and that the remaining actions were time-barred. On December 2, 2010, the appellate court affirmed in part and reversed in part, upholding the dismissal of seven of the actions in which GS&Co. is a defendant that were dismissed based on the deficient demands but remanding the remaining eight actions in which GS&Co. is a defendant that were dismissed as time-barred for consideration of other bases for dismissal. On June 27, 2011, the U.S. Supreme Court granted the defendants' petition for review of whether the actions that were remanded are time-barred and denied the plaintiff's petition.

GS&Co. has been named as a defendant in an action commenced on May 15, 2002 in New York Supreme Court, New York County, by an official committee of unsecured creditors on behalf of eToys, Inc., alleging that the firm intentionally underpriced eToys, Inc.'s initial public offering. The action seeks, among other things, unspecified compensatory damages resulting from the alleged lower amount of offering proceeds. On appeal from rulings on GS&Co.'s motion to dismiss, the New York Court of Appeals dismissed claims for breach of contract, professional malpractice and unjust enrichment, but permitted claims for breach of fiduciary duty and fraud to continue. On remand, the lower court granted GS&Co.'s motion for summary judgment and, on December 8, 2011, the appellate court affirmed the lower court's decision. On January 9, 2012, the creditors moved for permission either to reargue the appellate decision or to appeal further to the New York Court of Appeals.

Group Inc. and certain of its affiliates have, together with various underwriters in certain offerings, received subpoenas and requests for documents and information from various governmental agencies and self-regulatory organizations in connection with investigations relating to the public offering process. Goldman Sachs has cooperated with these investigations.

World Online Litigation. In March 2001, a Dutch shareholders' association initiated legal proceedings for an unspecified amount of damages against GSI and others in Amsterdam District Court in connection with the initial public offering of World Online in March 2000, alleging misstatements and omissions in the offering materials and that the market was artificially inflated by improper public statements and stabilization activities. Goldman Sachs and ABN AMRO Rothschild served as joint global coordinators of the approximately €2.9 billion offering. GSI underwrote 20,268,846 shares and GS&Co. underwrote 6,756,282 shares for a total offering price of approximately €1.16 billion.

The district court rejected the claims against GSI and ABN AMRO, but found World Online liable in an amount to be determined. On appeal, the Netherlands Court of Appeals affirmed in part and reversed in part the decision of the district court, holding that certain of the alleged disclosure deficiencies were actionable as to GSI and ABN AMRO. On further appeal, the Netherlands Supreme Court affirmed the rulings of the Court of Appeals, except that it found certain additional aspects of the offering materials actionable and held that individual investors could potentially hold GSI and ABN AMRO responsible for certain public statements and press releases by World Online and its former CEO. The parties entered into a definitive settlement agreement, dated July 15, 2011, pursuant to which GSI will contribute up to €48 million to a settlement fund. The firm has paid the full amount of GSI's proposed contribution to the settlement into an escrow account. Other shareholders' associations have made demands or filed claims for compensation of alleged damages.

Research Matters. Group Inc. and certain of its affiliates are subject to a number of investigations and reviews by various governmental and regulatory bodies and self-regulatory organizations relating to research practices, including, among other things, research analysts' methods for obtaining receipt and distribution of information and communications among research analysts, sales and trading personnel and clients. On June 9, 2011, pursuant to a settlement, a consent order was entered by the Massachusetts Securities Division pursuant to which GS&Co. paid a $10 million civil penalty and agreed to various undertakings regarding certain of its research practices. Other regulators, including the SEC and FINRA, have been investigating matters similar to those involved in the Massachusetts settlement, and Goldman Sachs has been discussing potential resolution of their proposed charges.

Adelphia Communications Fraudulent Conveyance Litigation. GS&Co. is named a defendant in two adversary proceedings commenced in the U.S. Bankruptcy Court for the Southern District of New York, one on July 6, 2003 by a creditors committee, and the second on or about July 31, 2003 by an equity committee of Adelphia Communications, Inc. Those proceedings were consolidated in a single amended complaint filed by the Adelphia Recovery Trust on October 31, 2007. The complaint seeks, among other things, to recover, as fraudulent conveyances, approximately $62.9 million allegedly paid to GS&Co. by Adelphia Communications, Inc. and its affiliates in respect of margin calls made in the ordinary course of business on accounts owned by members of the family that formerly controlled Adelphia Communications, Inc. The district court assumed jurisdiction over the action and on April 8, 2011 granted GS&Co.'s motion for summary judgment. The plaintiff has appealed.

Specialist Matters. Spear, Leeds & Kellogg Specialists LLC (SLKS) and certain affiliates have received requests for information from various governmental agencies and self-regulatory organizations as part of an industry-wide investigation relating to activities of floor specialists in recent years. Goldman Sachs has cooperated with the requests.

On March 30, 2004, certain specialist firms on the NYSE, including SLKS, without admitting or denying the allegations, entered into a final global settlement with the SEC and the NYSE covering certain activities during the years 1999 through 2003. The SLKS settlement involves, among other things, (i) findings by the SEC and the NYSE that SLKS violated certain federal securities laws and NYSE rules, and in some cases failed to supervise certain individual specialists, in connection with trades that allegedly disadvantaged customer orders, (ii) a cease and desist order against SLKS, (iii) a censure of SLKS, (iv) SLKS' agreement to pay an aggregate of $45.3 million in disgorgement and a penalty to be used to compensate customers, (v) certain undertakings with respect to SLKS' systems and procedures, and (vi) SLKS' retention of an independent consultant to review and evaluate certain of SLKS' compliance systems, policies and procedures. Comparable findings were made and sanctions imposed in the settlements with other specialist firms. The settlement did not resolve the related private civil actions against SLKS and other firms or regulatory investigations involving individuals or conduct on other exchanges. On May 26, 2011, the SEC issued an order directing the undistributed settlement funds to be transferred to the U.S. Treasury; the funds will accordingly not be allocated to any settlement fund for the civil actions described below.

SLKS, Spear, Leeds & Kellogg, L.P. and Group Inc. are among numerous defendants named in purported class actions brought beginning in October 2003 on behalf of investors in the U.S. District Court for the Southern District of New York alleging violations of the federal securities laws and state common law in connection with NYSE floor specialist activities. The actions, which have been consolidated, seek unspecified compensatory damages, restitution and disgorgement on behalf of purchasers and sellers of unspecified securities between October 17, 1998 and October 15, 2003. By a decision dated March 14, 2009, the district court granted plaintiffs' motion for class certification. The defendants' petition with the U.S. Court of Appeals for the Second Circuit seeking review of the certification ruling was denied, and the specialist defendants' petition for a rehearing and/or rehearing en banc was denied on February 24, 2010. On December 5, 2011, the parties reached a settlement in principle, subject to documentation and court approval. The firm has reserved the full amount of its proposed contribution to the settlement.

Treasury Matters. GS&Co. was named as a defendant in a purported class action filed on March 10, 2004 in the U.S. District Court for the Northern District of Illinois on behalf of holders of short positions in 30-year U.S. Treasury futures and options on the morning of October 31, 2001. The complaint alleged that the firm purchased 30-year bonds and futures prior to a forthcoming U.S. Treasury refunding announcement that morning based on non-public information about that announcement, and that such purchases increased the costs of covering such short positions. The complaint also named as defendants the Washington, D.C.-based political consultant who allegedly was the source of the information, a former GS&Co. economist who allegedly received the information, and another company and one of its employees who also allegedly received and traded on the information prior to its public announcement. The complaint alleged violations of the federal commodities and antitrust laws, as well as Illinois statutory and common law, and seeks, among other things, unspecified damages including treble damages under the antitrust laws. The district court dismissed the antitrust and Illinois state law claims but permitted the federal commodities law claims to proceed. Plaintiff's motion for class certification was denied. GS&Co. moved for summary judgment, and the district court granted the motion but only insofar as the claim relates to the trading of treasury bonds. On October 13, 2009, the parties filed an offer of judgment and notice of acceptance with respect to plaintiff's individual claim. The plaintiff attempted to pursue an appeal of the denial of class certification, as did another individual trader who had previously litigated and lost an individual claim and unsuccessfully sought to intervene in the purported class action. On August 5, 2011, the U.S. Court of Appeals for the Seventh Circuit affirmed the lower court's rulings that neither the plaintiff nor the proposed intervenor could pursue the class issues on appeal, but remanded for further consideration as to the amount of pre-judgment interest on the plaintiff's individual claim. The appellants' petition for reconsideration en banc was denied on October 19, 2011. On remand, the district court entered a final stipulation and order on December 7, 2011 regarding calculation of pre-judgment interest, which concluded the matter.

Fannie Mae Litigation. GS&Co. was added as a defendant in an amended complaint filed on August 14, 2006 in a purported class action pending in the U.S. District Court for the District of Columbia. The complaint asserts violations of the federal securities laws generally arising from allegations concerning Fannie Mae's accounting practices in connection with certain Fannie Mae-sponsored REMIC transactions that were allegedly arranged by GS&Co. The complaint does not specify a dollar amount of damages. The other defendants include Fannie Mae, certain of its past and present officers and directors, and accountants. By a decision dated May 8, 2007, the district court granted GS&Co.'s motion to dismiss the claim against it. The time for an appeal will not begin to run until disposition of the claims against other defendants. A motion to stay the action filed by the Federal Housing Finance Agency (FHFA), which took control of the foregoing action following Fannie Mae's conservatorship, was denied on November 14, 2011.

Beginning in September 2006, Group Inc. and/or GS&Co. were named as defendants in four Fannie Mae shareholder derivative actions in the U.S. District Court for the District of Columbia. The complaints generally allege that the Goldman Sachs defendants aided and abetted a breach of fiduciary duty by Fannie Mae's directors and officers in connection with certain Fannie Mae-sponsored REMIC transactions, and one of the complaints also asserts a breach of contract claim. The complaints also name as defendants certain former officers and directors of Fannie Mae as well as an outside accounting firm. The complaints seek, inter alia, unspecified damages. The Goldman Sachs defendants were dismissed without prejudice from the first filed of these actions, and the remaining claims in that action were dismissed for failure to make a demand on Fannie Mae's board of directors. That dismissal has been affirmed on appeal. The district court dismissed the remaining three actions on July 28, 2010. The plaintiffs filed motions for reconsideration, which were denied on October 22, 2010, and have revised their notices of appeal in these actions. On January 20, 2011, the appellate court consolidated all actions on appeal.

Compensation-Related Litigation. On January 17, 2008, Group Inc., its Board, executive officers and members of its management committee were named as defendants in a purported shareholder derivative action in the U.S. District Court for the Eastern District of New York predicting that the firm's 2008 Proxy Statement would violate the federal securities laws by undervaluing certain stock option awards and alleging that senior management received excessive compensation for 2007. The complaint seeks, among other things, an equitable accounting for the allegedly excessive compensation. Plaintiff's motion for a preliminary injunction to prevent the 2008 Proxy Statement from using options valuations that the plaintiff alleges are incorrect and to require the amendment of SEC Form 4s filed by certain of the executive officers named in the complaint to reflect the stock option valuations alleged by the plaintiff was denied, and plaintiff's appeal from this denial was dismissed. On February 13, 2009, the plaintiff filed an amended complaint, which added purported direct (i.e., non-derivative) claims based on substantially the same theory. The plaintiff filed a further amended complaint on March 24, 2010, and the defendants' motion to dismiss this further amended complaint was granted on the ground that dismissal of the shareholder plaintiff's prior action relating the firm's 2007 Proxy Statement based on the failure to make a demand to the Board precluded relitigation of demand futility. On December 19, 2011, the appellate court vacated the order of dismissal, holding only that preclusion principles did not mandate dismissal and remanding for consideration of the alternative grounds for dismissal.

On March 24, 2009, the same plaintiff filed an action in New York Supreme Court, New York County against Group Inc., its directors and certain senior executives alleging violation of Delaware statutory and common law in connection with substantively similar allegations regarding stock option awards. On January 7, 2011, the plaintiff filed an amended complaint. Defendants moved to dismiss the amended complaint, and the parties subsequently agreed to stay the state court action pending the final resolution of the appeal from the dismissal of the federal court action in respect of the firm's 2008 Proxy Statement described above, as well as any remanded proceedings further adjudicating defendants' motion to dismiss.

Purported shareholder derivative actions were commenced in New York Supreme Court, New York County and the Delaware Court of Chancery beginning on December 14, 2009, alleging that the Board breached its fiduciary duties in connection with setting compensation levels for the year 2009 and that such levels were excessive. The complaints name as defendants Group Inc., the Board and certain senior executives. The complaints sought, *inter alia*, unspecified damages, restitution of certain compensation paid, and an order requiring the firm to adopt corporate reforms. In the actions in New York state court, on April 8, 2010, the plaintiffs filed a motion indicating that they no longer intend to pursue their claims but are seeking an award of attorneys' fees in connection with bringing the suit, which the defendants opposed. By a decision dated September 21, 2011, the New York court dismissed plaintiffs' claims as moot and denied plaintiffs' application for attorneys' fees. On October 25, 2011, plaintiffs appealed from the denial of a fee award. In the actions brought in the Delaware Court of Chancery, the defendants moved to dismiss, and the plaintiffs amended their complaint on April 28, 2010 to include, among other things, the allegations included in the SEC's action described in the "Mortgage-Related Matters" section below. The plaintiffs amended the complaint a second time on January 20, 2011, the defendants moved to dismiss the second amended complaint and, by a decision dated October 12, 2011, the Delaware court dismissed plaintiffs' second amended complaint. Plaintiffs appealed on November 9, 2011.

Group Inc. and certain of its affiliates are subject to a number of investigations and reviews from various governmental agencies and self-regulatory organizations regarding the firm's compensation processes. The firm is cooperating with the investigations and reviews.

Mortgage-Related Matters. On April 16, 2010, the SEC brought an action (SEC Action) under the U.S. federal securities laws in the U.S. District Court for the Southern District of New York against GS&Co. and Fabrice Tourre, one of its employees, in connection with a CDO offering made in early 2007 (ABACUS 2007-AC1 transaction), alleging that the defendants made materially false and misleading statements to investors and seeking, among other things, unspecified monetary penalties. Investigations of GS&Co. by FINRA and of GSI by the FSA were subsequently initiated, and Group Inc. and certain of its affiliates have received subpoenas and requests for information from other regulators, regarding CDO offerings, including the ABACUS 2007-AC1 transaction, and related matters.

On July 14, 2010, GS&Co. entered into a consent agreement with the SEC, settling all claims made against GS&Co. in the SEC Action (SEC Settlement), pursuant to which GS&Co. paid $550 million of disgorgement and civil penalties, and which was approved by the U.S. District Court for the Southern District of New York on July 20, 2010.

On January 6, 2011, ACA Financial Guaranty Corp. filed an action against GS&Co. in respect of the ABACUS 2007-AC1 transaction in New York Supreme Court, New York County. The complaint includes allegations of fraudulent inducement, fraudulent concealment and unjust enrichment and seeks at least $30 million in compensatory damages, at least $90 million in punitive damages and unspecified disgorgement. On March 8, 2011, GS&Co. filed a motion to compel arbitration and/or to dismiss the complaint. On April 25, 2011, the plaintiff filed an amended complaint and, on June 3, 2011, GS&Co. moved to dismiss the amended complaint.

Since April 22, 2010, a number of putative shareholder derivative actions have been filed in New York Supreme Court, New York County, and the U.S. District Court for the Southern District of New York against Group Inc., the Board and certain officers and employees of Group Inc. and its affiliates in connection with mortgage-related matters between 2004 and 2007, including the ABACUS 2007-AC1 transaction and other CDO offerings. These derivative complaints generally include allegations of breach of fiduciary duty, corporate waste, abuse of control, mismanagement, unjust enrichment, misappropriation of information, securities fraud and insider trading, and challenge the accuracy and adequacy of Group Inc.'s disclosure. These derivative complaints seek, among other things, declaratory relief, unspecified compensatory damages, restitution and certain corporate governance reforms. In addition, as described in the "Compensation-Related Litigation" section above, the plaintiffs in the compensation-related Delaware Court of Chancery actions twice amended their complaint, including to assert allegations similar to those in the derivative claims referred to above, the Delaware court granted the defendants' motion to dismiss the second amended complaint and plaintiffs appealed on November 9, 2011.

The federal court cases have been consolidated, plaintiffs filed a consolidated amended complaint on August 1, 2011, and, on October 6, 2011, the defendants moved to dismiss the action. On December 8, 2011, the parties to the federal court action stipulated that (i) if the dismissal of the Delaware action is affirmed, the parties will submit a proposed order dismissing the federal court action with prejudice and (ii) if the Delaware action is remanded, the federal court action will be reinstated. The New York Supreme Court has consolidated the two actions pending in that court and the defendants moved to dismiss on December 2, 2011.

Since July 1, 2011, two putative shareholder derivative actions have been filed in the U.S. District Court for the Southern District of New York against Group Inc., the Board and certain officers and employees of Group Inc. and Litton in connection with the servicing of residential mortgage loans and other mortgage-related activities beginning in January 2009. The complaints generally include allegations of breach of fiduciary duty, waste, abuse of control, and mismanagement and seek, among other things, declaratory relief, unspecified damages and certain governance reforms. The district court consolidated the actions, and, on December 20, 2011, the plaintiffs filed a consolidated amended complaint. On January 31, 2012, the defendants moved to dismiss.

In addition, in October 2011, the Board received a books and records demand from a shareholder for materials relating to, among other subjects, the firm's mortgage servicing and foreclosure activities, participation in federal programs providing assistance to financial institutions and homeowners and loan sales to Fannie Mae and Freddie Mac.

Since April 23, 2010, the Board has received letters from shareholders demanding that the Board take action to address alleged misconduct by GS&Co., the Board and certain officers and employees of Group Inc. and its affiliates. The demands generally allege misconduct in connection with the firm's securitization practices, including the ABACUS 2007-AC1 transaction, the alleged failure by Group Inc. to adequately disclose the SEC investigation that led to the SEC Action, and Group Inc.'s 2009 compensation practices. The demands include a letter from a Group Inc. shareholder, which previously made a demand that the Board investigate and take action in connection with auction products matters, and expanded its demand to address the foregoing matters. The Board previously rejected the demand relating to auction products matters in September 2010, and, in August 2011, the shareholder made a books and records demand for materials related to the Board's rejection of the shareholder's demand letter.

In addition, beginning April 26, 2010, a number of purported securities law class actions have been filed in the U.S. District Court for the Southern District of New York challenging the adequacy of Group Inc.'s public disclosure of, among other things, the firm's activities in the CDO market and the SEC investigation that led to the SEC Action. The purported class action complaints, which name as defendants Group Inc. and certain officers and employees of Group Inc. and its affiliates, have been consolidated, generally allege violations of Sections 10(b) and 20(a) of the Exchange Act and seek unspecified damages. Plaintiffs filed a consolidated amended complaint on July 25, 2011. On October 6, 2011, the defendants moved to dismiss.

GS&Co., Goldman Sachs Mortgage Company (GSMC) and GS Mortgage Securities Corp. (GSMSC) and three current or former Goldman Sachs employees are defendants in a putative class action commenced on December 11, 2008 in the U.S. District Court for the Southern District of New York brought on behalf of purchasers of various mortgage pass-through certificates and asset-backed certificates issued by various securitization trusts established by the firm and underwritten by GS&Co. in 2007. The complaint generally alleges that the registration statement and prospectus supplements for the certificates violated the federal securities laws, and seeks unspecified compensatory damages and rescission or rescissionary damages. The defendants' motion to dismiss the second amended complaint was granted with leave to replead certain claims. On March 31, 2010, the plaintiff filed a third amended complaint relating to two offerings, which the defendants moved to dismiss. This motion to dismiss was denied as to the plaintiff's Section 12(a)(2) claims and granted as to the plaintiff's Section 11 claims, and the plaintiff's motion for reconsideration was denied. The plaintiff filed a motion for entry of final judgment or certification of an interlocutory appeal as to plaintiff's Section 11 claims, which was denied. The plaintiff then filed a motion for leave to amend to reinstate the damages claims based on allegations that it had sold its securities, which was denied. On May 5, 2011, the court granted plaintiff's motion for entry of a final judgment dismissing all its claims. The plaintiff has appealed the dismissal with respect to all of the offerings included in its original complaint. On June 3, 2010, another investor (who had unsuccessfully sought to intervene in the action) filed a separate putative class action asserting substantively similar allegations relating to an additional offering pursuant to the 2007 registration statement. The defendants moved to dismiss this separate action, and the district court dismissed the action, with leave to replead. Plaintiff filed an amended complaint on October 20, 2011, and, on December 16, 2011, defendants moved to dismiss. These trusts issued, and GS&Co. underwrote, approximately $785 million principal amount of certificates to all purchasers in the offering at issue in this amended complaint.

Group Inc., GS&Co., GSMC and GSMSC are among the defendants in a separate putative class action commenced on February 6, 2009 in the U.S. District Court for the Southern District of New York brought on behalf of purchasers of various mortgage pass-through certificates and asset-backed certificates issued by various securitization trusts established by the firm and underwritten by GS&Co. in 2006. The other original defendants include three current or former Goldman Sachs employees and various rating agencies. The second amended complaint generally alleges that the registration statement and prospectus supplements for the certificates violated the federal securities laws, and seeks unspecified compensatory and rescissionary damages. Defendants moved to dismiss the second amended complaint. On January 12, 2011, the district court granted the motion to dismiss with respect to offerings in which plaintiff had not purchased securities as well as all claims against the rating agencies, but denied the motion to dismiss with respect to a single offering in which the plaintiff allegedly purchased securities. These trusts issued, and GS&Co. underwrote, approximately $698 million principal amount of certificates to all purchasers in the offerings at issue in the complaint (excluding those offerings for which the claims have been dismissed). On February 2, 2012, the district court granted the plaintiff's motion for class certification and on February 16, 2012, defendants filed a petition to review that ruling with the U.S. Court of Appeals for the Second Circuit.

On September 30, 2010, a putative class action was filed in the U.S. District Court for the Southern District of New York against GS&Co., Group Inc. and two former GS&Co. employees on behalf of investors in notes issued in 2006 and 2007 by two synthetic CDOs (Hudson Mezzanine 2006-1 and 2006-2). The complaint, which was amended on February 4, 2011, asserts federal securities law and common law claims, and seeks unspecified compensatory, punitive and other damages. The defendants moved to dismiss on April 5, 2011.

GS&Co., GSMC and GSMSC are among the defendants in a lawsuit filed in August 2011 by CIFG Assurance of North America, Inc. (CIFG) in the New York Supreme Court. The complaint alleges that CIFG was fraudulently induced to provide credit enhancement for a 2007 securitization sponsored by GSMC, and seeks, among other things, the repurchase of $24.7 million in aggregate principal amount of mortgages that CIFG had previously stated to be non-conforming, an accounting for any proceeds associated with mortgages discharged from the securitization and unspecified compensatory damages. On October 17, 2011, the Goldman Sachs defendants moved to dismiss.

Various alleged purchasers of, and counterparties involved in transactions relating to, mortgage pass-through certificates, CDOs and other mortgage-related products (including certain Allstate affiliates, Basis Yield Alpha Fund (Master), Cambridge Place Investment Management Inc., the Charles Schwab Corporation, the Federal Home Loan Banks of Boston, Chicago, Indianapolis and Seattle, the FHFA (as conservator for Fannie Mae and Freddie Mac), Heungkuk Life Insurance Co. Limited (Heungkuk), Landesbank Baden-Württemberg, Massachusetts Mutual Life Insurance Company, MoneyGram Payment Systems, Inc., the National Credit Union Administration, Stichting Pensioenfonds ABP, The Union Central Life Insurance Company, Ameritas Life Insurance Corp., Acacia Life Insurance Company, and The Western and Southern Life Insurance Co.) have filed complaints in state and federal court against firm affiliates, generally alleging that the offering documents for the securities that they purchased contained untrue statements of material facts and material omissions and generally seeking rescission and damages. Certain of these complaints allege fraud and seek punitive damages. Certain of these complaints also name other firms as defendants.

A number of other entities (including American International Group, Inc. (AIG), Bayerische Landesbank, Deutsche Bank National Trust Company, Deutsche Zentral-Genossenschaftbank, Erste Abwicklungsanstalt and related parties, HSH Nordbank, IKB Deutsche Industriebank AG, John Hancock and related parties, M&T Bank, Norges Bank Investment Management, Prudential Insurance Company of America and related parties, and Sealink Funding Ltd.) have threatened to assert claims of various types against the firm in connection with various mortgage-related transactions, and the firm has entered into agreements with a number of these entities to toll the relevant statute of limitations.

As of the date hereof, the aggregate notional amount of mortgage-related securities sold to plaintiffs in active cases brought against the firm where those plaintiffs are seeking rescission of such securities was approximately $16.5 billion (which does not reflect adjustment for any subsequent paydowns or distributions or any residual value of such securities). This amount does not include the threatened claims noted above or potential claims by other purchasers in the same or other mortgage-related offerings that have not actually brought claims against the firm, or claims that have been dismissed (including a claim by Landesbank Baden-Württemberg, which was dismissed by a decision dated September 26, 2011, from which the plaintiff appealed on October 24, 2011).

In June 2011, Heungkuk filed a criminal complaint against certain past and present employees of the firm in South Korea relating to its purchase of a CDO securitization from Goldman Sachs. The filing does not represent any judgment by a governmental entity, but starts a process whereby the prosecutor investigates the complaint and determines whether to take action.

On September 1, 2011, Group Inc. and GS Bank USA entered into a Consent Order with the Federal Reserve Board relating to the servicing of residential mortgage loans. In addition, on September 1, 2011, GS Bank USA entered into an Agreement on Mortgage Servicing Practices with the New York State Banking Department, Litton and the acquirer of Litton, in connection with which Group Inc. agreed to forgive 25% of the unpaid principal balance on certain delinquent first lien residential mortgage loans owned by Group Inc. or a subsidiary, totaling approximately $13 million in principal forgiveness. See Note 18 for further information about these settlements.

Group Inc., GS&Co. and GSMC are among the numerous financial services firms named as defendants in a qui tam action originally filed by a realtor on April 7, 2010 purportedly on behalf of the City of Chicago and State of Illinois in Cook County, Illinois Circuit Court asserting claims under the Illinois Whistleblower Reward and Protection Act and Chicago False Claims Act, based on allegations that defendants had falsely certified compliance with various Illinois laws, which were purportedly violated in connection with mortgage origination and servicing activities. The complaint, which was originally filed under seal, seeks treble damages and civil penalties. Plaintiff filed an amended complaint on December 28, 2011, naming GS&Co. and GSMC, among others, as additional defendants and a second amended complaint on February 8, 2012.

The firm has also received, and continues to receive, requests for information and/or subpoenas from federal, state and local regulators and law enforcement authorities, relating to the mortgage-related securitization process, subprime mortgages, CDOs, synthetic mortgage-related products, particular transactions involving these products, and servicing and foreclosure activities, and is cooperating with these regulators and other authorities. See also "Financial Crisis-Related Matters" below.

On February 24, 2012, the firm received a "Wells" notice from the staff of the SEC with respect to the disclosures contained in the offering documents used in connection with a late 2006 offering of approximately $1.3 billion of subprime residential mortgage-backed securities underwritten by GS&Co. The firm will be making a submission to, and intends to engage in a dialogue with, the SEC staff seeking to address their concerns.

The firm expects to be the subject of additional putative shareholder derivative actions, purported class actions, rescission and "put back" claims and other litigation, additional investor and shareholder demands, and additional regulatory and other investigations and actions with respect to mortgage-related offerings, loan sales, CDOs, and servicing and foreclosure activities. See Note 18 for further information regarding mortgage-related contingencies.

Auction Products Matters. On August 21, 2008, GS&Co. entered into a settlement in principle with the Office of the Attorney General of the State of New York and the Illinois Securities Department (on behalf of the North American Securities Administrators Association) regarding auction rate securities. Under the agreement, Goldman Sachs agreed, among other things, (i) to offer to repurchase at par the outstanding auction rate securities that its private wealth management clients purchased through the firm prior to February 11, 2008, with the exception of those auction rate securities where auctions were clearing, (ii) to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors, and (iii) to pay a $22.5 million fine. The settlement is subject to definitive documentation and approval by the various states. On June 2, 2009, GS&Co. entered into an Assurance of Discontinuance with the New York State Attorney General. On March 19, 2010, GS&Co. entered into an Administrative Consent Order with the Illinois Secretary of State, Securities Department, which had conducted an investigation on behalf of states other than New York. GS&Co. has entered into similar consent orders with most states and is in the process of doing so with the remaining states.

On September 4, 2008, Group Inc. was named as a defendant, together with numerous other financial services firms, in two complaints filed in the U.S. District Court for the Southern District of New York alleging that the defendants engaged in a conspiracy to manipulate the auction securities market in violation of federal antitrust laws. The actions were filed, respectively, on behalf of putative classes of issuers of and investors in auction rate securities and seek, among other things, treble damages in an unspecified amount. Defendants' motion to dismiss was granted on January 26, 2010. On March 1, 2010, the plaintiffs appealed from the dismissal of their complaints.

Private Equity-Sponsored Acquisitions Litigation. Group Inc. and "GS Capital Partners" are among numerous private equity firms and investment banks named as defendants in a federal antitrust action filed in the U.S. District Court for the District of Massachusetts in December 2007. As amended, the complaint generally alleges that the defendants have colluded to limit competition in bidding for private equity-sponsored acquisitions of public companies, thereby resulting in lower prevailing bids and, by extension, less consideration for shareholders of those companies in violation of Section 1 of the U.S. Sherman Antitrust Act and common law. The complaint seeks, among other things, treble damages in an unspecified amount. Defendants moved to dismiss on August 27, 2008. The district court dismissed claims relating to certain transactions that were the subject of releases as part of the settlement of shareholder actions challenging such transactions, and by an order dated December 15, 2008 otherwise denied the motion to dismiss. On April 26, 2010, the plaintiffs moved for leave to proceed with a second phase of discovery encompassing additional transactions. On August 18, 2010, the court permitted discovery on eight additional transactions, and the plaintiffs filed a fourth amended complaint on October 7, 2010. The defendants filed a motion to dismiss certain aspects of the fourth amended complaint on October 21, 2010, and the court granted that motion on January 13, 2011. On January 21, 2011, certain defendants, including Group Inc., filed a motion to dismiss another claim of the fourth amended complaint on the grounds that the transaction was the subject of a release as part of the settlement of a shareholder action challenging the transaction. The court granted that motion on March 1, 2011. On July 11, 2011, the plaintiffs moved for leave to file a fifth amended complaint encompassing additional transactions and to take discovery concerning those transactions. On September 7, 2011, the district court denied the plaintiffs' motion, without prejudice, insofar as it sought leave to file a fifth amended complaint, but permitted an additional six-month phase of discovery with respect to the additional transactions.

Washington Mutual Securities Litigation. GS&Co. is among numerous underwriters named as defendants in a putative securities class action amended complaint filed on August 5, 2008 in the U.S. District Court for the Western District of Washington. As to the underwriters, plaintiffs allege that the offering documents in connection with various securities offerings by Washington Mutual, Inc. failed to describe accurately the company's exposure to mortgage-related activities in violation of the disclosure requirements of the federal securities laws. The defendants include past and present directors and officers of Washington Mutual, the company's former outside auditors, and numerous underwriters. On June 30, 2011, the underwriter defendants and plaintiffs entered into a definitive settlement agreement, pursuant to which GS&Co. would contribute to a settlement fund. On November 4, 2011, the court approved the settlement, and the time to appeal has run, thereby concluding the matter. The firm has paid the full amount of GS&Co.'s contribution to the settlement fund.

IndyMac Pass-Through Certificates Litigation. GS&Co. is among numerous underwriters named as defendants in a putative securities class action filed on May 14, 2009 in the U.S. District Court for the Southern District of New York. As to the underwriters, plaintiffs allege that the offering documents in connection with various securitizations of mortgage-related assets violated the disclosure requirements of the federal securities laws. The defendants include IndyMac-related entities formed in connection with the securitizations, the underwriters of the offerings, certain ratings agencies which evaluated the credit quality of the securities, and certain former officers and directors of IndyMac affiliates. On November 2, 2009, the underwriters moved to dismiss the complaint. The motion was granted in part on February 17, 2010 to the extent of dismissing claims based on offerings in which no plaintiff purchased, and the court reserved judgment as to the other aspects of the motion. By a decision dated June 21, 2010, the district court formally dismissed all claims relating to offerings in which no named plaintiff purchased certificates (including all offerings underwritten by GS&Co.), and both granted and denied the defendants' motions to dismiss in various other respects. On May 17, 2010, four additional investors filed a motion seeking to intervene in order to assert claims based on additional offerings (including two underwritten by GS&Co.). On July 6, 2010 and August 19, 2010, two additional investors filed motions to intervene in order to assert claims based on additional offerings (none of which were underwritten by GS&Co.). The defendants opposed the motions on the ground that the putative intervenors' claims were time-barred and, on June 21, 2011, the court denied the motions to intervene with respect to, among others, the claims based on the offerings underwritten by GS&Co. Certain of the putative intervenors (including those seeking to assert claims based on two offerings underwritten by GS&Co.) have appealed.

GS&Co. underwrote approximately $751 million principal amount of securities to all purchasers in the offerings at issue in the May 2010 motion to intervene. On July 11, 2008, IndyMac Bank was placed under an FDIC receivership, and on July 31, 2008, IndyMac Bancorp, Inc. filed for Chapter 7 bankruptcy in the U.S. Bankruptcy Court in Los Angeles, California.

MF Global Securities Litigation. GS&Co. is among numerous underwriters named as defendants in class action complaints filed in the U.S. District Court for the Southern District of New York commencing November 18, 2011. These complaints generally allege that the offering materials for two offerings of MF Global Holdings Ltd. convertible notes (aggregating approximately $575 million in principal amount) in February 2011 and July 2011 failed to, among other things, describe adequately the extent of MF Global's exposure to European sovereign debt, in violation of the disclosure requirements of the federal securities laws. GS&Co. underwrote an aggregate principal amount of approximately $214 million of the notes. On October 31, 2011, MF Global Holdings Ltd. filed for Chapter 11 bankruptcy in the U.S. Bankruptcy Court in Manhattan, New York.

GS&Co. has also received inquiries from various governmental and regulatory bodies and self-regulatory organizations concerning certain transactions with MF Global prior to its bankruptcy filing. Goldman Sachs is cooperating with all such inquiries.

Employment-Related Matters. On May 27, 2010, a putative class action was filed in the U.S. District Court for the Southern District of New York by several contingent technology workers who were employees of third-party vendors. The plaintiffs are seeking overtime pay for alleged hours worked in excess of 40 per work week. The complaint alleges that the plaintiffs were de facto employees of GS&Co. and that GS&Co. is responsible for the overtime pay under federal and state overtime laws. The complaint seeks class action status and unspecified damages. On March 21, 2011, the parties agreed to the terms of a settlement in principle and on February 10, 2012, the court approved the terms of the settlement. The firm has reserved the full amount of the proposed settlement.

On September 15, 2010, a putative class action was filed in the U.S. District for the Southern District of New York by three former female employees alleging that Group Inc. and GS&Co. have systematically discriminated against female employees in respect of compensation, promotion, assignments, mentoring and performance evaluations. The complaint alleges a class consisting of all female employees employed at specified levels by Group Inc. and GS&Co. since July 2002, and asserts claims under federal and New York City discrimination laws. The complaint seeks class action status, injunctive relief and unspecified amounts of compensatory, punitive and other damages. Group Inc. and GS&Co. filed a motion to stay the claims of one of the named plaintiffs and to compel individual arbitration with that individual, based on an arbitration provision contained in an employment agreement between Group Inc. and the individual. On April 28, 2011, the magistrate judge to whom the district judge assigned the motion denied the motion. On July 7, 2011, the magistrate judge denied Group Inc.'s and GS&Co.'s motion for reconsideration of the magistrate judge's decision, and on July 21, 2011 Group Inc. and GS&Co. appealed the magistrate judge's decision to the district court. On June 13, 2011, Group Inc. and GS&Co. moved to strike the class allegations of one of the three named plaintiffs based on her failure to exhaust administrative remedies. On September 29, 2011, the magistrate judge recommended denial of the motion to strike and Group Inc. and GS&Co. filed their objections to that recommendation with the district judge presiding over the case on October 11, 2011. By a decision dated January 10, 2012, the district court denied the motion to strike. On July 22, 2011, Group Inc. and GS&Co. moved to strike all of the plaintiffs' class allegations, and for partial summary judgment as to plaintiffs' disparate impact claims. By a decision dated January 19, 2012, the magistrate judge recommended that defendants' motion be denied as premature. The defendants have filed their objections to that recommendation with the district judge. On November 15, 2011, the district court denied the defendants' motion to compel arbitration with one of the three named plaintiffs; defendants have appealed.

Transactions with the Hellenic Republic (Greece). Group Inc. and certain of its affiliates have been subject to a number of investigations and reviews by various governmental and regulatory bodies and self-regulatory organizations in connection with the firm's transactions with the Hellenic Republic (Greece), including financing and swap transactions. Goldman Sachs has cooperated with the investigations and reviews.

Investment Management Services. Group Inc. and certain of its affiliates are parties to various civil litigation and arbitration proceedings and other disputes with clients relating to losses allegedly sustained as a result of the firm's investment management services. These claims generally seek, among other things, restitution or other compensatory damages and, in some cases, punitive damages. In addition, Group Inc. and its affiliates are subject from time to time to investigations and reviews by various governmental and regulatory bodies and self-regulatory organizations in connection with the firm's investment management services. Goldman Sachs is cooperating with all such investigations and reviews.

Sales, Trading and Clearance Practices. Group Inc. and certain of its affiliates are subject to a number of investigations and reviews, certain of which are industry-wide, by various governmental and regulatory bodies and self-regulatory organizations relating to the sales, trading and clearance of corporate and government securities and other financial products, including compliance with the SEC's short sale rule, algorithmic and quantitative trading, futures trading, transaction reporting, securities lending practices, trading and clearance of credit derivative instruments, commodities trading, private placement practices and compliance with the U.S. Foreign Corrupt Practices Act.

The European Commission announced in April 2011 that it is initiating proceedings to investigate further numerous financial services companies, including Group Inc., in connection with the supply of data related to credit default swaps and in connection with profit sharing and fee arrangements for clearing of credit default swaps, including potential anti-competitive practices. These proceedings are ongoing. The firm has received civil investigative demands from the U.S. Department of Justice (DOJ) for information on similar matters.

The CFTC has been investigating the role of GSEC as the clearing broker for an SEC-registered broker-dealer client. The CFTC staff has orally advised GSEC that it intends to recommend that the CFTC bring aiding and abetting, civil fraud and supervision-related charges against GSEC arising from its provision of clearing services to this broker-dealer client based on allegations that GSEC knew or should have known that the client's subaccounts maintained at GSEC were actually accounts belonging to customers of the broker-dealer client and not the client's proprietary accounts. GSEC has been discussing a potential resolution. Goldman Sachs is cooperating with the investigations and reviews.

Insider Trading Investigations. From time to time, the firm and its employees are the subject of or otherwise involved in regulatory investigations relating to insider trading, the potential misuse of material nonpublic information and the effectiveness of the firm's insider trading controls and information barriers. It is the firm's practice to fully cooperate with any such investigations.

EU Price-Fixing Matter. On July 5, 2011, the European Commission issued a Statement of Objections to Group Inc. raising allegations of an industry-wide conspiracy to fix prices for power cables including by an Italian cable company in which certain Goldman Sachs-affiliated investment funds held ownership interests from 2005 to 2009. The Statement of Objections proposes to hold Group Inc. jointly and severally liable for some or all of any fine levied against the cable company under the concept of parental liability under EU competition law.

Municipal Securities Matters. Group Inc. and certain of its affiliates are subject to a number of investigations and reviews by various governmental and regulatory bodies and self-regulatory organizations relating to transactions involving municipal securities, including wall-cross procedures and conflict of interest disclosure with respect to state and municipal clients, the trading and structuring of municipal derivative instruments in connection with municipal offerings, political contribution rules, underwriting of Build America Bonds and the possible impact of credit default swap transactions on municipal issuers. Goldman Sachs is cooperating with the investigations and reviews.

Group Inc., Goldman Sachs Mitsui Marine Derivative Products, L.P. (GSMMDP) and GS Bank USA are among numerous financial services firms that have been named as defendants in numerous substantially identical individual antitrust actions filed beginning on November 12, 2009 that have been coordinated with related antitrust class action litigation and individual actions, in which no Goldman Sachs affiliate is named, for pre-trial proceedings in the U.S. District Court for the Southern District of New York. The plaintiffs include individual California municipal entities and three New York non-profit entities. All of these complaints against Group Inc., GSMMDP and GS Bank USA generally allege that the Goldman Sachs defendants participated in a conspiracy to arrange bids, fix prices and divide up the market for derivatives used by municipalities in refinancing and hedging transactions from 1992 to 2008. The complaints assert claims under the federal antitrust laws and either California's Cartwright Act or New York's Donnelly Act, and seek, among other things, treble damages under the antitrust laws in an unspecified amount and injunctive relief. On April 26, 2010, the Goldman Sachs defendants' motion to dismiss complaints filed by several individual California municipal plaintiffs was denied. On August 19, 2011, Group Inc., GSMMDP and GS Bank USA were voluntarily dismissed without prejudice from all actions except one brought by a California municipal entity.

Financial Crisis-Related Matters. Group Inc. and certain of its affiliates are subject to a number of investigations and reviews by various governmental and regulatory bodies and self-regulatory organizations and litigation relating to the 2008 financial crisis, including the establishment and unwind of credit default swaps between Goldman Sachs and AIG and other transactions with, and in the securities of, AIG, The Bear Stearns Companies Inc., Lehman Brothers Holdings Inc. and other firms. Goldman Sachs is cooperating with the investigations and reviews.

In the second quarter of 2011, a Staff Report of the Senate Permanent Subcommittee on Investigations concerning the key causes of the financial crisis was issued. Goldman Sachs and another financial institution were used as case studies with respect to the role of investment banks. The report was referred to the DOJ and the SEC for review. The firm is cooperating with the investigations arising from this referral, which are ongoing.

Note 28.

Employee Benefit Plans

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Employees of certain non-U.S. subsidiaries participate in various defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. The firm maintains a defined benefit pension plan for certain U.K. employees. As of April 2008, the U.K. defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants. These plans do not have a material impact on the firm's consolidated results of operations.

The firm also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the firm maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs. These plans do not have a material impact on the firm's consolidated results of operations.

The firm recognizes the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation, in the consolidated statements of financial condition. As of December 2011, "Other assets" and "Other liabilities and accrued expenses" included $135 million (related to an overfunded pension plan) and $858 million, respectively, related to these plans. As of December 2010, "Other assets" and "Other liabilities and accrued expenses" included $164 million (related to an overfunded pension plan) and $641 million, respectively, related to these plans.

Defined Contribution Plans

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $225 million, $193 million and $178 million for the years ended December 2011, December 2010 and December 2009, respectively.

Note 29.

Employee Incentive Plans

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

The firm pays cash dividend equivalents on outstanding RSUs. Dividend equivalents paid on RSUs are generally charged to retained earnings. Dividend equivalents paid on RSUs expected to be forfeited are included in compensation expense. The firm accounts for the tax benefit related to dividend equivalents paid on RSUs as an increase to additional paid-in capital.

In certain cases, primarily related to conflicted employment (as outlined in the applicable award agreements), the firm may cash settle share-based compensation awards. For awards accounted for as equity instruments, additional paid-in capital is adjusted to the extent of the difference between the current value of the award and the grant-date value of the award.

Stock Incentive Plan

The firm sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, RSUs, awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by the firm's shareholders, effective for grants after April 1, 2003. The SIP was further amended and restated, effective December 31, 2008.

The total number of shares of common stock that may be delivered pursuant to awards granted under the SIP through the end of the 2008 fiscal year could not exceed 250 million shares. The total number of shares of common stock that may be delivered for awards granted under the SIP in the 2009 fiscal year and each fiscal year thereafter cannot exceed 5% of the issued and outstanding shares of common stock, determined as of the last day of the immediately preceding fiscal year, increased by the number of shares available for awards in previous years but not covered by awards granted in such years. As of December 2011 and December 2010, 161.0 million and 139.2 million shares, respectively, were available for grant under the SIP.

Restricted Stock Units

The firm issues RSUs to employees under the SIP, primarily in connection with year-end compensation and acquisitions. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements. The table below presents the activity related to RSUs.

	Restricted Stock Units Outstanding		Weighted Average Grant-Date Fair Value of Restricted Stock Units Outstanding	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Outstanding, December 2010	21,455,793	39,537,417	$124.17	$145.13
Granted[1, 2]	**10,250,856**	**7,156,834**	**139.47**	**143.70**
Forfeited	**(1,258,410)**	**(183,858)**	**128.29**	**133.15**
Delivered[3]	**—**	**(31,815,863)**	**—**	**152.28**
Vested[2]	**(16,146,050)**	**16,146,050**	**119.99**	**119.99**
Outstanding, December 2011	**14,302,189[4]**	**30,840,580**	**139.46**	**124.33**

1. The weighted average grant-date fair value of RSUs granted during the years ended December 2011, December 2010 and December 2009 was $141.21, $132.64 and $151.31, respectively. The fair value of the RSUs granted during the year ended December 2011 and December 2010 includes a liquidity discount of 12.7% and 13.2%, respectively, to reflect post-vesting transfer restrictions of up to 4 years.
2. The aggregate fair value of awards that vested during the years ended December 2011, December 2010 and December 2009 was $2.40 billion, $4.07 billion and $2.18 billion, respectively.
3. Includes RSUs that were cash settled.
4. Includes 754,482 shares of restricted stock subject to future service requirements.

In the first quarter of 2012, the firm granted to its employees 10.4 million year-end RSUs, of which 6.2 million RSUs require future service as a condition of delivery. These awards are subject to additional conditions as outlined in the award agreements. Generally, shares underlying these awards, net of required withholding tax, deliver over a three-year period but are subject to post-vesting transfer restrictions through January 2017. These grants are not included in the above table.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. Options granted in February 2010 will generally become exercisable in one-third installments in January 2011, January 2012 and January 2013 and will expire in February 2014. In general, options granted prior to February 2010 expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

The table below presents the activity related to stock options.

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value *(in millions)*	Weighted Average Remaining Life *(years)*
Outstanding, December 2010	55,247,865	$ 96.71	$4,152	6.25
Exercised	**(4,289,438)**	**89.49**		
Forfeited	**(10,743)**	**79.73**		
Expired	**(3,690,746)**	**91.61**		
Outstanding, December 2011	**47,256,938**	**97.76**	**444**	**6.08**
Exercisable, December 2011	**35,699,815**	**103.83**	**310**	**5.79**

The total intrinsic value of options exercised during the years ended December 2011, December 2010 and December 2009 was $143 million, $510 million and $484 million, respectively. The table below presents options outstanding.

Exercise Price	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life *(years)*
$ 75.00 - $ 89.99	**38,119,258**	**$ 78.79**	**6.37**
90.00 - 104.99	**290,056**	**96.08**	**1.92**
105.00 - 119.99	**—**	**—**	**—**
120.00 - 134.99	**2,791,500**	**131.64**	**3.92**
135.00 - 149.99	**—**	**—**	**—**
150.00 - 164.99	**75,000**	**154.16**	**2.17**
165.00 - 194.99	**—**	**—**	**—**
195.00 - 209.99	**5,981,124**	**202.27**	**5.48**
Outstanding, December 2011	**47,256,938**		

The weighted average fair value of options granted in the year ended December 2010 was $37.58 per option.

The tables below present the primary weighted average assumptions used to estimate fair value as of the grant date based on a Black-Scholes option-pricing model, and share-based compensation and the related tax benefit.

	Year Ended December		
	2011	2010	2009
Risk-free interest rate	**N/A**	1.6%	N/A
Expected volatility	**N/A**	32.5	N/A
Annual dividend per share	**N/A**	$1.40	N/A
Expected life	**N/A**	3.75 years	N/A

	Year Ended December		
in millions	**2011**	2010	2009
Share-based compensation	**$2,843**	$4,070	$2,030
Excess tax benefit related to options exercised	**55**	183	166
Excess tax benefit/(provision) related to share-based awards [1]	**138**	239	(793)

1. Represents the tax benefit/(provision) recognized in additional paid-in capital on stock options exercised and the delivery of common stock underlying share-based awards.

As of December 2011, there was $926 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.62 years.

Note 30.

Parent Company

Group Inc. — Condensed Statements of Earnings

in millions	Year Ended December 2011	2010	2009
Revenues			
Dividends from bank subsidiary	**$ 1,000**	$ —	$ —
Dividends from nonbank subsidiaries	**4,967**	6,032	8,793
Undistributed earnings of subsidiaries	**481**	2,884	5,884
Other revenues	**(3,381)**	964	(1,018)
Total non-interest revenues	**3,067**	9,880	13,659
Interest income	**4,547**	4,153	4,565
Interest expense	**3,917**	3,429	3,112
Net interest income	**630**	724	1,453
Net revenues, including net interest income	**3,697**	10,604	15,112
Operating expenses			
Compensation and benefits	**300**	423	637
Other expenses	**252**	238	1,034
Total operating expenses	**552**	661	1,671
Pre-tax earnings	**3,145**	9,943	13,441
Provision/(benefit) for taxes	**(1,297)**	1,589	56
Net earnings	**4,442**	8,354	13,385
Preferred stock dividends	**1,932**	641	1,193
Net earnings applicable to common shareholders	**$ 2,510**	$ 7,713	$12,192

Group Inc. — Condensed Statements of Financial Condition

in millions	As of December 2011	2010
Assets		
Cash and cash equivalents	**$ 14**	$ 7
Loans to and receivables from subsidiaries		
Bank subsidiary	**7,196**	5,050
Nonbank subsidiaries	**180,397**	182,316
Investments in subsidiaries and other affiliates		
Bank subsidiary	**19,226**	18,807
Nonbank subsidiaries and other affiliates	**48,473**	52,498
Financial instruments owned, at fair value	**20,698**	24,153
Other assets	**7,912**	8,612
Total assets	**$283,916**	$291,443
Liabilities and shareholders' equity		
Payables to subsidiaries	**$ 693**	$ 358
Financial instruments sold, but not yet purchased, at fair value	**241**	935
Unsecured short-term borrowings [1]		
With third parties	**35,368**	32,299
With subsidiaries	**4,701**	5,483
Unsecured long-term borrowings [2]		
With third parties	**166,342**	167,782
With subsidiaries [3]	**1,536**	1,000
Other liabilities and accrued expenses	**4,656**	6,230
Total liabilities	**213,537**	214,087
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock	**3,100**	6,957
Common stock	**8**	8
Restricted stock units and employee stock options	**5,681**	7,706
Additional paid-in capital	**45,553**	42,103
Retained earnings	**58,834**	57,163
Accumulated other comprehensive loss	**(516)**	(286)
Stock held in treasury, at cost	**(42,281)**	(36,295)
Total shareholders' equity	**70,379**	77,356
Total liabilities and shareholders' equity	**$283,916**	$291,443

Group Inc. — Condensed Statements of Cash Flows

in millions	Year Ended December 2011	2010	2009
Cash flows from operating activities			
Net earnings	**$ 4,442**	$ 8,354	$ 13,385
Non-cash items included in net earnings			
Undistributed earnings of subsidiaries	**(481)**	(2,884)	(5,884)
Depreciation and amortization	**14**	18	39
Deferred income taxes	**809**	214	(3,347)
Share-based compensation	**244**	393	100
Changes in operating assets and liabilities			
Financial instruments owned, at fair value	**3,557**	(176)	24,382
Financial instruments sold, but not yet purchased, at fair value	**(536)**	(1,091)	(1,032)
Other, net	**1,422**	10,852	10,081
Net cash provided by operating activities	**9,471**	15,680	37,724
Cash flows from investing activities			
Purchase of property, leasehold improvements and equipment	**(42)**	(15)	(5)
Issuance of short-term loans to subsidiaries, net of repayments	**20,319**	(9,923)	(6,335)
Issuance of term loans to subsidiaries	**(42,902)**	(5,532)	(13,823)
Repayments of term loans by subsidiaries	**21,850**	1,992	9,601
Capital distributions from/(contributions to) subsidiaries, net	**4,642**	(1,038)	(2,781)
Net cash provided by/(used for) investing activities	**3,867**	(14,516)	(13,343)
Cash flows from financing activities			
Unsecured short-term borrowings, net	**(727)**	3,137	(13,266)
Proceeds from issuance of long-term borrowings	**27,251**	21,098	22,814
Repayment of long-term borrowings, including the current portion	**(27,865)**	(21,838)	(27,374)
Preferred stock repurchased	**(3,857)**	—	(9,574)
Common stock repurchased	**(6,048)**	(4,183)	(2)
Repurchase of common stock warrants	**—**	—	(1,100)
Dividends and dividend equivalents paid on common stock, preferred stock and restricted stock units	**(2,771)**	(1,443)	(2,205)
Proceeds from issuance of common stock, including stock option exercises	**368**	581	6,260
Excess tax benefit related to share-based compensation	**358**	352	135
Cash settlement of share-based compensation	**(40)**	(1)	(2)
Net cash used for financing activities	**(13,331)**	(2,297)	(24,314)
Net increase/(decrease) in cash and cash equivalents	**7**	(1,133)	67
Cash and cash equivalents, beginning of year	**7**	1,140	1,073
Cash and cash equivalents, end of year	**$ 14**	$ 7	$ 1,140

SUPPLEMENTAL DISCLOSURES:

Cash payments for third-party interest, net of capitalized interest, were $3.83 billion, $3.07 billion and $2.77 billion for the years ended December 2011, December 2010 and December 2009, respectively.

Cash payments for income taxes, net of refunds, were $1.39 billion, $2.05 billion and $2.77 billion for the years ended December 2011, December 2010 and December 2009, respectively.

1. Includes $6.25 billion and $7.82 billion at fair value as of December 2011 and December 2010, respectively.
2. Includes $12.91 billion and $13.44 billion at fair value as of December 2011 and December 2010, respectively.
3. Unsecured long-term borrowings with subsidiaries by maturity date are $263 million in 2013, $656 million in 2014, $243 million in 2015, $97 million in 2016 and $277 million in 2017-thereafter.

Non-cash activity:

During the year ended December 2011, $103 million of common stock was issued in connection with the acquisition of Goldman Sachs Australia Pty Ltd (GS Australia), formerly Goldman Sachs & Partners Australia Group Holdings Pty Ltd.

Supplemental Financial Information

Quarterly Results (unaudited)

The following represents the firm's unaudited quarterly results for the years ended December 2011 and December 2010. These quarterly results were prepared in accordance with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature.

	Three Months Ended			
in millions, except per share data	December 2011	September 2011	June 2011	March 2011
Total non-interest revenues	**$4,984**	**$2,231**	**$5,868**	**$10,536**
Interest income	**3,032**	**3,354**	**3,681**	**3,107**
Interest expense	**1,967**	**1,998**	**2,268**	**1,749**
Net interest income	**1,065**	**1,356**	**1,413**	**1,358**
Net revenues, including net interest income	**6,049**	**3,587**	**7,281**	**11,894**
Operating expenses [1]	**4,802**	**4,317**	**5,669**	**7,854**
Pre-tax earnings/(loss)	**1,247**	**(730)**	**1,612**	**4,040**
Provision/(benefit) for taxes	**234**	**(337)**	**525**	**1,305**
Net earnings/(loss)	**1,013**	**(393)**	**1,087**	**2,735**
Preferred stock dividends	**35**	**35**	**35**	**1,827**
Net earnings/(loss) applicable to common shareholders	**$ 978**	**$ (428)**	**$1,052**	**$ 908**
Earnings/(loss) per common share				
Basic	**$ 1.91**	**$ (0.84)**	**$ 1.96**	**$ 1.66**
Diluted	**1.84**	**(0.84)**	**1.85**	**1.56**
Dividends declared per common share	**0.35**	**0.35**	**0.35**	**0.35**

	Three Months Ended			
in millions, except per share data	December 2010	September 2010	June 2010	March 2010
Total non-interest revenues	$7,304	$7,775	$7,222	$11,357
Interest income	3,069	2,937	3,302	3,001
Interest expense	1,731	1,809	1,683	1,583
Net interest income	1,338	1,128	1,619	1,418
Net revenues, including net interest income	8,642	8,903	8,841	12,775
Operating expenses [1]	5,168	6,092	7,393	7,616
Pre-tax earnings	3,474	2,811	1,448	5,159
Provision for taxes	1,087	913	835	1,703
Net earnings	2,387	1,898	613	3,456
Preferred stock dividends	160	161	160	160
Net earnings applicable to common shareholders	$2,227	$1,737	$ 453	$ 3,296
Earnings per common share				
Basic	$ 4.10	$ 3.19	$ 0.82	$ 6.02
Diluted	3.79	2.98	0.78	5.59
Dividends declared per common share	0.35	0.35	0.35	0.35

1. The timing and magnitude of changes in the firm's discretionary compensation accruals can have a significant effect on results in a given quarter.

Common Stock Price Range

The table below presents the high and low sales prices per share of the firm's common stock.

	Year Ended December					
	2011		2010		2009	
	High	Low	High	Low	High	Low
First quarter	**$175.34**	**$153.26**	$178.75	$147.81	$115.65	$ 59.13
Second quarter	**164.40**	**128.30**	186.41	131.02	151.17	100.46
Third quarter	**139.25**	**91.40**	157.25	129.50	188.00	135.23
Fourth quarter	**118.07**	**84.27**	171.61	144.70	193.60	160.20

As of February 17, 2012, there were 13,340 holders of record of the firm's common stock.

On February 17, 2012, the last reported sales price for the firm's common stock on the New York Stock Exchange was $115.91 per share.

Common Stock Price Performance

The following graph compares the performance of an investment in the firm's common stock from November 24, 2006 through December 31, 2011, with the S&P 500 Index and the S&P 500 Financials Index. The graph assumes $100 was invested on November 24, 2006 in each of the firm's common stock, the S&P 500 Index and the S&P 500 Financials Index, and the dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.


$150
$125
$100
$ 75
$ 50
$ 25
$ 0
Nov-06
Nov-07
Nov-08
Dec-09
Dec-10
Dec-11
The Goldman Sachs Group, Inc.
S&P 500 Index
S&P 500 Financials Index

The table below shows the cumulative total returns in dollars of the firm's common stock, the S&P 500 Index and the S&P 500 Financials Index for Goldman Sachs' last five fiscal year ends [1], assuming $100 was invested on November 24, 2006 in each of the firm's common stock, the S&P 500 Index and the S&P 500 Financials Index, and the dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the table represents past performance and should not be considered an indication of future performance.

	11/24/06	11/30/07	11/28/08	12/31/09	12/31/10	**12/31/11**
The Goldman Sachs Group, Inc.	$100.00	$113.17	$39.79	$86.10	$86.56	**$ 47.09**
S&P 500 Index	100.00	107.77	66.72	85.28	98.12	**100.19**
S&P 500 Financials Index	100.00	88.54	37.56	43.92	49.27	**40.88**

1. As a result of the firm's change in fiscal year-end during 2009, this table includes 61 months beginning November 24, 2006 and ending December 31, 2011.

Selected Financial Data

	As of or for the					
	Year Ended					One Month Ended
	December 2011	December 2010	December 2009	November 2008	November 2007	December 2008 [1]
Income statement data *(in millions)*						
Total non-interest revenues	**$ 23,619**	$ 33,658	$ 37,766	$ 17,946	$ 42,000	$ (502)
Interest income	**13,174**	12,309	13,907	35,633	45,968	1,687
Interest expense	**7,982**	6,806	6,500	31,357	41,981	1,002
Net interest income	**5,192**	5,503	7,407	4,276	3,987	685
Net revenues, including net interest income	**28,811**	39,161	45,173	22,222	45,987	183
Compensation and benefits	**12,223**	15,376	16,193	10,934	20,190	744
U.K. bank payroll tax	**—**	465	—	—	—	—
Other operating expenses	**10,419**	10,428	9,151	8,952	8,193	697
Pre-tax earnings/(loss)	**$ 6,169**	$ 12,892	$ 19,829	$ 2,336	$ 17,604	$ (1,258)
Balance sheet data *(in millions)*						
Total assets	**$923,225**	$911,332	$848,942	$884,547	$1,119,796	$1,112,225
Other secured financings (long-term)	**8,179**	13,848	11,203	17,458	33,300	18,413
Unsecured long-term borrowings	**173,545**	174,399	185,085	168,220	164,174	185,564
Total liabilities	**852,846**	833,976	778,228	820,178	1,076,996	1,049,171
Total shareholders' equity	**70,379**	77,356	70,714	64,369	42,800	63,054
Common share data *(in millions, except per share amounts)*						
Earnings/(loss) per common share						
Basic	**$ 4.71**	$ 14.15	$ 23.74	$ 4.67	$ 26.34	$ (2.15)
Diluted	**4.51**	13.18	22.13	4.47	24.73	(2.15)
Dividends declared per common share	**1.40**	1.40	1.05	1.40	1.40	0.47 [3]
Book value per common share [2]	**130.31**	128.72	117.48	98.68	90.43	95.84
Average common shares outstanding						
Basic	**524.6**	542.0	512.3	437.0	433.0	485.5
Diluted	**556.9**	585.3	550.9	456.2	461.2	485.5
Selected data *(unaudited)*						
Total staff						
Americas	**17,200**	19,900	18,900	19,700	20,100	19,200
Non-Americas	**16,100**	15,800	13,600	14,800	15,400	14,100
Total staff	**33,300**	35,700	32,500	34,500	35,500	33,300
Total staff, including consolidated entities held for investment purposes	**34,700**	38,700	36,200	39,200	40,000	38,000
Assets under management *(in billions)*						
Asset class						
Alternative investments	**$ 142**	$ 148	$ 146	$ 146	$ 151	$ 145
Equity	**126**	144	146	112	255	114
Fixed income	**340**	340	315	248	256	253
Total non-money market assets	**608**	632	607	506	662	512
Money markets	**220**	208	264	273	206	286
Total assets under management	**$ 828**	$ 840	$ 871	$ 779	$ 868	$ 798

1. In connection with becoming a bank holding company, the firm was required to change its fiscal year-end from November to December. December 2008 represents the period from November 29, 2008 to December 26, 2008.

2. Book value per common share is based on common shares outstanding, including RSUs granted to employees with no future service requirements, of 516.3 million, 546.9 million, 542.7 million, 485.4 million, 439.0 million and 485.9 million as of December 2011, December 2010, December 2009, November 2008, November 2007 and December 2008, respectively.

3. Rounded to the nearest penny. Exact dividend amount was $0.4666666 per common share and was reflective of a four-month period (December 2008 through March 2009), due to the change in the firm's fiscal year-end.

Statistical Disclosures

Distribution of Assets, Liabilities and Shareholders' Equity

The table below presents a summary of consolidated average balances and interest rates.

	For the Year Ended December								
	2011			2010			2009		
in millions, except rates	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets									
Deposits with banks	$ 38,039	$ 125	0.33%	$ 29,371	$ 86	0.29%	$ 22,108	$ 65	0.29%
U.S.	32,770	95	0.29	24,988	67	0.27	18,134	45	0.25
Non-U.S.	5,269	30	0.57	4,383	19	0.43	3,974	20	0.50
Securities borrowed, securities purchased under agreements to resell, at fair value, and federal funds sold	351,896	666	0.19	353,719	540	0.15	355,636	951	0.27
U.S.	219,240	(249)	(0.11)	243,907	75	0.03	255,785	14	0.01
Non-U.S.	132,656	915	0.69	109,812	465	0.42	99,851	937	0.94
Financial instruments owned, at fair value [1,2]	287,322	10,718	3.73	273,801	10,346	3.78	277,706	11,106	4.00
U.S.	183,920	7,477	4.07	189,136	7,865	4.16	198,849	8,429	4.24
Non-U.S.	103,402	3,241	3.13	84,665	2,481	2.93	78,857	2,677	3.39
Other interest-earning assets [3]	143,270	1,665	1.16	118,364	1,337	1.13	127,067	1,785	1.40
U.S.	99,042	915	0.92	82,965	689	0.83	83,000	1,052	1.27
Non-U.S.	44,228	750	1.70	35,399	648	1.83	44,067	733	1.66
Total interest-earning assets	820,527	13,174	1.61	775,255	12,309	1.59	782,517	13,907	1.78
Cash and due from banks	4,987			3,709			5,066		
Other non-interest-earning assets [2]	118,901			113,310			124,554		
Total Assets	$944,415			$892,274			$912,137		
Liabilities									
Interest-bearing deposits	$ 40,266	$ 280	0.70%	$ 38,011	$ 304	0.80%	$ 41,076	$ 415	1.01%
U.S.	33,234	243	0.73	31,418	279	0.89	35,043	371	1.06
Non-U.S.	7,032	37	0.53	6,593	25	0.38	6,033	44	0.73
Securities loaned and securities sold under agreements to repurchase, at fair value	171,753	905	0.53	160,280	708	0.44	156,794	1,317	0.84
U.S.	110,235	280	0.25	112,839	355	0.31	111,718	392	0.35
Non-U.S.	61,518	625	1.02	47,441	353	0.74	45,076	925	2.05
Financial instruments sold, but not yet purchased [1,2]	102,282	2,464	2.41	89,040	1,859	2.09	72,866	1,854	2.54
U.S.	52,065	984	1.89	44,713	818	1.83	39,647	586	1.48
Non-U.S.	50,217	1,480	2.95	44,327	1,041	2.35	33,219	1,268	3.82
Commercial paper	1,881	5	0.24	1,624	5	0.31	1,002	5	0.50
U.S.	630	2	0.31	289	1	0.35	284	3	1.06
Non-U.S.	1,251	3	0.20	1,335	4	0.30	718	2	0.28
Other borrowings [4,5]	76,616	521	0.68	53,888	448	0.83	58,129	618	1.06
U.S.	50,029	429	0.86	33,017	393	1.19	36,164	525	1.45
Non-U.S.	26,587	92	0.35	20,871	55	0.26	21,965	93	0.42
Long-term borrowings [5,6]	186,148	3,439	1.85	193,031	3,155	1.63	203,280	2,585	1.27
U.S.	179,004	3,235	1.81	183,338	2,910	1.59	192,054	2,313	1.20
Non-U.S.	7,144	204	2.86	9,693	245	2.53	11,226	272	2.42
Other interest-bearing liabilities [7]	203,940	368	0.18	189,008	327	0.17	207,148	(294)	(0.14)
U.S.	149,958	(535)	(0.36)	142,752	(221)	(0.15)	147,206	(723)	(0.49)
Non-U.S.	53,982	903	1.67	46,256	548	1.18	59,942	429	0.72
Total interest-bearing liabilities	782,886	7,982	1.02	724,882	6,806	0.94	740,295	6,500	0.88
Non-interest-bearing deposits	140			169			115		
Other non-interest-bearing liabilities [2]	88,681			92,966			106,200		
Total liabilities	871,707			818,017			846,610		
Shareholders' equity									
Preferred stock	3,990			6,957			11,363		
Common stock	68,718			67,300			54,164		
Total shareholders' equity	72,708			74,257			65,527		
Total liabilities, preferred stock and shareholders' equity	$944,415			$892,274			$912,137		
Interest rate spread			0.59%			0.65%			0.90%
Net interest income and net yield on interest-earning assets		$ 5,192	0.63		$ 5,503	0.71		$ 7,407	0.95
U.S.		3,600	0.67		4,161	0.77		6,073	1.09
Non-U.S.		1,592	0.56		1,342	0.57		1,334	0.59
Percentage of interest-earning assets and interest-bearing liabilities attributable to non-U.S. operations [8]									
Assets			34.80%			30.22%			28.98%
Liabilities			26.53			24.35			24.07

1. Consists of cash financial instruments, including equity securities and convertible debentures.
2. Derivative instruments and commodities are included in other non-interest-earning assets and other non-interest-bearing liabilities.
3. Primarily consists of cash and securities segregated for regulatory and other purposes and certain receivables from customers and counterparties.
4. Consists of short-term other secured financings and unsecured short-term borrowings, excluding commercial paper.
5. Interest rates include the effects of interest rate swaps accounted for as hedges.
6. Consists of long-term secured financings and unsecured long-term borrowings.
7. Primarily consists of certain payables to customers and counterparties.
8. Assets, liabilities and interest are attributed to U.S. and non-U.S. based on the location of the legal entity in which the assets and liabilities are held.

Changes in Net Interest Income, Volume and Rate Analysis

The table below presents an analysis of the effect on net interest income of volume and rate changes. In this analysis, changes due to volume/rate variance have been allocated to volume.

	For the Year Ended					
	December 2011 versus December 2010			December 2010 versus December 2009		
	Increase (decrease) due to change in:			Increase (decrease) due to change in:		
in millions	**Volume**	**Rate**	**Net change**	Volume	Rate	Net change
Interest-earning assets						
Deposits with banks	**$ 28**	**$ 11**	**$ 39**	$ 20	$ 1	$ 21
U.S.	**23**	**5**	**28**	18	4	22
Non-U.S.	**5**	**6**	**11**	2	(3)	(1)
Securities borrowed, securities purchased under agreements to resell, at fair value and federal funds sold	**186**	**(60)**	**126**	38	(449)	(411)
U.S.	**28**	**(352)**	**(324)**	(4)	65	61
Non-U.S.	**158**	**292**	**450**	42	(514)	(472)
Financial instruments owned, at fair value	**375**	**(3)**	**372**	(234)	(526)	(760)
U.S.	**(212)**	**(176)**	**(388)**	(404)	(160)	(564)
Non-U.S.	**587**	**173**	**760**	170	(366)	(196)
Other interest-earning assets	**299**	**29**	**328**	(159)	(289)	(448)
U.S.	**149**	**77**	**226**	—	(363)	(363)
Non-U.S.	**150**	**(48)**	**102**	(159)	74	(85)
Change in interest income	**888**	**(23)**	**865**	(335)	(1,263)	(1,598)
Interest-bearing liabilities						
Interest-bearing deposits	**15**	**(39)**	**(24)**	(30)	(81)	(111)
U.S.	**13**	**(49)**	**(36)**	(32)	(60)	(92)
Non-U.S.	**2**	**10**	**12**	2	(21)	(19)
Securities loaned and securities sold under agreements to repurchase, at fair value	**136**	**61**	**197**	22	(631)	(609)
U.S.	**(7)**	**(68)**	**(75)**	4	(41)	(37)
Non-U.S.	**143**	**129**	**272**	18	(590)	(572)
Financial instruments sold, but not yet purchased, at fair value	**313**	**292**	**605**	354	(349)	5
U.S.	**139**	**27**	**166**	93	139	232
Non-U.S.	**174**	**265**	**439**	261	(488)	(227)
Commercial paper	**1**	**(1)**	**—**	2	(2)	—
U.S.	**1**	**—**	**1**	—	(2)	(2)
Non-U.S.	**—**	**(1)**	**(1)**	2	—	2
Other borrowings	**166**	**(93)**	**73**	(40)	(130)	(170)
U.S.	**146**	**(110)**	**36**	(37)	(95)	(132)
Non-U.S.	**20**	**17**	**37**	(3)	(35)	(38)
Long-term debt	**(151)**	**435**	**284**	(177)	747	570
U.S.	**(78)**	**403**	**325**	(138)	735	597
Non-U.S.	**(73)**	**32**	**(41)**	(39)	12	(27)
Other interest-bearing liabilities	**103**	**(62)**	**41**	(155)	776	621
U.S.	**(26)**	**(288)**	**(314)**	7	495	502
Non-U.S.	**129**	**226**	**355**	(162)	281	119
Change in interest expense	**583**	**593**	**1,176**	(24)	330	306
Change in net interest income	**$305**	**$(616)**	**$(311)**	$(311)	$(1,593)	$(1,904)

Available-for-sale Securities Portfolio

The table below presents the fair value of available-for-sale securities.

in millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities, December 2011				
Commercial paper, certificates of deposit, time deposits and other money market instruments	**$ 406**	**$ —**	**$ —**	**$ 406**
U.S. government and federal agency obligations	**582**	**80**	**—**	**662**
Non-U.S. government obligations	**19**	**—**	**—**	**19**
Mortgage and other asset-backed loans and securities	**1,505**	**30**	**(119)**	**1,416**
Corporate debt securities	**1,696**	**128**	**(11)**	**1,813**
State and municipal obligations	**418**	**63**	**—**	**481**
Other debt obligations	**67**	**—**	**(3)**	**64**
Total available-for-sale securities	**$4,693**	**$301**	**$(133)**	**$4,861**
Available-for-sale securities, December 2010				
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 176	$ —	$ —	$ 176
U.S. government and federal agency obligations	638	18	(19)	637
Non-U.S. government obligations	2	—	—	2
Mortgage and other asset-backed loans and securities	593	82	(5)	670
Corporate debt securities	1,533	162	(7)	1,688
State and municipal obligations	356	8	(5)	359
Other debt obligations	136	7	(2)	141
Total available-for-sale securities	$3,434	$277	$ (38)	$3,673

The table below presents the fair value, amortized cost and weighted average yields of available-for-sale securities by contractual maturity. Yields are calculated on a weighted average basis.

	As of December 2011									
	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total	
$ in millions	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Fair value of available-for-sale securities										
Commercial paper, certificates of deposit, time deposits and other money market instruments	$406	—%	$ —	—%	$ —	—%	$ —	—%	$ 406	—%
U.S. government and federal agency obligations	72	—	132	3	69	2	389	4	662	3
Non-U.S. government obligations	—	—	9	3	9	6	1	4	19	4
Mortgage and other asset-backed loans and securities	—	—	120	7	19	5	1,277	10	1,416	10
Corporate debt securities	33	5	425	4	848	5	507	6	1,813	5
State and municipal obligations	1	5	12	5	—	—	468	6	481	6
Other debt obligations	—	—	10	4	—	—	54	3	64	3
Total available-for-sale securities	$512		$708		$945		$2,696		$4,861	
Amortized cost of available-for-sale securities	$512		$696		$899		$2,586		$4,693	

	As of December 2010									
	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total	
$ in millions	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Fair value of available-for-sale securities										
Commercial paper, certificates of deposit, time deposits and other money market instruments	$176	—%	$ —	—%	$ —	—%	$ —	—%	$ 176	—%
U.S. government and federal agency obligations	37	4	99	3	17	4	484	4	637	4
Non-U.S. government obligations	—	—	2	2	—	—	—	—	2	2
Mortgage and other asset-backed loans and securities	—	—	—	—	—	—	670	11	670	11
Corporate debt securities	34	6	126	6	717	6	811	7	1,688	6
State and municipal obligations	—	—	10	5	11	5	338	6	359	6
Other debt obligations	—	—	—	—	24	1	117	5	141	4
Total available-for-sale securities	$247		$237		$769		$2,420		$3,673	
Amortized cost of available-for-sale securities	$246		$220		$708		$2,260		$3,434	

Deposits

The table below presents a summary of the firm's interest-bearing deposits.

	Average Balances			Average Interest Rates		
	Year Ended December			Year Ended December		
$ in millions	**2011**	2010	2009	**2011**	2010	2009
U.S.:						
Savings [1]	**$25,916**	$23,260	$23,024	**0.42%**	0.44%	0.62%
Time	**7,318**	8,158	12,019	**1.84**	2.16	1.89
Total U.S. deposits	**33,234**	31,418	35,043	**0.73**	0.89	1.06
Non-U.S.:						
Demand	**5,378**	5,559	5,402	**0.46**	0.34	0.61
Time	**1,654**	1,034	631	**0.73**	0.58	1.65
Total Non-U.S. deposits	**7,032**	6,593	6,033	**0.53**	0.38	0.73
Total deposits	**$40,266**	$38,011	$41,076	**0.70**	0.80	1.01

1. Amounts are available for withdrawal upon short notice, generally within seven days.

Ratios

The table below presents selected financial ratios.

	Year Ended December		
	2011	2010	2009
Net earnings to average assets	**0.5%**	0.9%	1.5%
Return on average common shareholders' equity [1]	**3.7**	11.5	22.5
Return on average total shareholders' equity [2]	**6.1**	11.3	20.4
Total average equity to average assets	**7.7**	8.3	7.2
Dividend payout ratio [3]	**31.0**	10.6	4.7

1. Based on net earnings applicable to common shareholders divided by average monthly common shareholders' equity.
2. Based on net earnings divided by average monthly total shareholders' equity.
3. Dividends declared per common share as a percentage of diluted earnings per common share.

Short-term and Other Borrowed Funds

The table below presents a summary of the firm's securities loaned and securities sold under agreements to repurchase and short-term borrowings. These borrowings generally mature within one year of the financial statement date and include borrowings that are redeemable at the option of the holder within one year of the financial statement date.

	Securities Loaned and Securities Sold Under Agreements to Repurchase			Commercial Paper			Other Funds Borrowed [1,2]		
	As of December			As of December			As of December		
$ in millions	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Amounts outstanding at year-end	**$171,684**	$173,557	$143,567	**$1,491**	$1,306	$1,660	**$76,732**	$71,065	$48,787
Average outstanding during the year	**171,753**	160,280	156,794	**1,881**	1,624	1,002	**76,616**	53,888	58,129
Maximum month-end outstanding	**190,453**	173,557	169,083	**2,853**	1,712	3,060	**84,546**	71,065	77,712
Weighted average interest rate									
During the year	**0.53%**	0.44%	0.84%	**0.24%**	0.31%	0.50%	**0.68%**	0.83%	1.06%
At year-end	**0.39**	0.44	0.26	**0.34**	0.20	0.37	**0.93**	0.63	0.76

1. Includes short-term secured financings of $29.19 billion, $24.53 billion and $12.93 billion as of December 2011, December 2010 and December 2009, respectively.
2. As of December 2011, December 2010 and December 2009, weighted average interest rates include the effects of hedging.

Cross-border Outstandings

Cross-border outstandings are based on the Federal Financial Institutions Examination Council's (FFIEC) regulatory guidelines for reporting cross-border information and represent the amounts that the firm may not be able to obtain from a foreign country due to country-specific events, including unfavorable economic and political conditions, economic and social instability, and changes in government policies.

Credit exposure represents the potential for loss due to the default or deterioration in credit quality of a counterparty or an issuer of securities or other instruments the firm holds and is measured based on the potential loss in an event of non-payment by a counterparty. Credit exposure is reduced through the effect of risk mitigants, such as netting agreements with counterparties that permit the firm to offset receivables and payables with such counterparties or obtaining collateral from counterparties. The tables below do not include all the effects of such risk mitigants and do not represent the firm's credit exposure.

Claims in the tables below include cash, receivables, securities purchased under agreements to resell, securities borrowed and cash financial instruments, but exclude derivative instruments and commitments. Securities purchased under agreements to resell and securities borrowed are presented gross, without reduction for related securities collateral held, based on the domicile of the counterparty. Margin loans (included in receivables) are presented based on the amount of collateral advanced by the counterparty.

The tables below present cross-border outstandings for each country in which cross-border outstandings exceed 0.75% of consolidated assets in accordance with the FFIEC guidelines.

	As of December 2011			
in millions	**Banks**	**Governments**	**Other**	**Total**
Country				
France	**$33,916** [1]	**$ 2,859**	**$ 3,776**	**$40,551**
Cayman Islands	**—**	**—**	**33,742**	**33,742** [3]
Japan	**18,745**	**31**	**6,457**	**25,233** [3]
Germany	**5,458**	**16,089**	**3,162**	**24,709**
United Kingdom	**2,111**	**3,349**	**5,243**	**10,703** [3]
Italy	**6,143**	**3,054**	**841**	**10,038** [4]
Ireland	**1,148**	**63**	**8,801** [2]	**10,012**
China	**6,722**	**38**	**2,908**	**9,668**
Switzerland	**3,836**	**40**	**5,112**	**8,988**
Canada	**676**	**1,019**	**6,841**	**8,536**
Australia	**1,597**	**470**	**5,209**	**7,276**

	As of December 2010			
in millions	Banks	Governments	Other	Total
Country				
France	$29,250 [1]	$ 7,373	$ 4,860	$41,483
Cayman Islands	7	—	35,850	35,857 [3]
Japan	21,881	49	8,002	29,932 [3]
Germany	3,767	16,572	2,782	23,121
China	10,849	701	2,931	14,481
United Kingdom	2,829	2,401	6,800	12,030 [3]
Switzerland	2,473	151	7,616	10,240
Canada	260	366	6,741	7,367

1. Primarily comprised of secured lending transactions with a clearing house which are secured by collateral.
2. Primarily comprised of interests in and receivables from funds domiciled in Ireland, but whose underlying investments are primarily located outside of Ireland, and secured lending transactions which are secured by U.S. government obligations.
3. Excludes claims of $2.27 billion, $6.99 billion and $53.01 billion as of December 2011, and $1.21 billion, $7.06 billion and $26.84 billion as of December 2010 for the Cayman Islands, Japan and the United Kingdom, respectively, where the firm's subsidiary and the counterparty are domiciled within the same foreign country, but the claim is not denominated in that country's local currency.
4. Primarily comprised of secured lending transactions which are primarily secured by German government obligations.

Board Members, Officers and Directors

as of March 26, 2012

Board of Directors

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Gary D. Cohn
President and Chief Operating Officer

John H. Bryan
Retired Chairman and Chief Executive Officer of Sara Lee Corporation

M. Michele Burns
Former Chairman and Chief Executive Officer of Mercer

Claes Dahlbäck
Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman
Chairman of Stone Point Capital

William W. George
Professor of Management Practice at Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson
Vice Chairman of Perseus, L.L.C.

Lois D. Juliber
Former Vice Chairman and Chief Operating Officer of Colgate-Palmolive Company

Lakshmi N. Mittal
Chairman and Chief Executive Officer of ArcelorMittal

James J. Schiro
Former Chief Executive Officer of Zurich Financial Services

Debora L. Spar
President of Barnard College

John F.W. Rogers
Secretary to the Board

Management Committee

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Gary D. Cohn
President and Chief Operating Officer

John S. Weinberg
J. Michael Evans
Michael S. Sherwood
Vice Chairmen

Christopher A. Cole
Edith W. Cooper
Gordon E. Dyal
Isabelle Ealet
Richard A. Friedman
Richard J. Gnodde
Eric S. Lane
Gwen R. Libstag
Masanori Mochida
Timothy J. O'Neill
John F.W. Rogers
David C. Ryan
Pablo J. Salame
Stephen M. Scherr
Jeffrey W. Schroeder
Harvey M. Schwartz
David M. Solomon
Esta E. Stecher
Steven H. Strongin
Ashok Varadhan
David A. Viniar
Yoël Zaoui

Gregory K. Palm
General Counsel

Alan M. Cohen
Head of Global Compliance

Managing Directors

Managing Directors are organized by Managing Director class

Lloyd C. Blankfein
John P. Curtin, Jr.
Richard A. Friedman
Timothy J. O'Neill
Gregory K. Palm
Masanori Mochida
Gene T. Sykes
David A. Viniar*
John S. Weinberg
Sharmin Mossavar-Rahmani*
Armen A. Avanessians
Gary D. Cohn
Christopher A. Cole
Henry Cornell
J. Michael Evans
Michael S. Sherwood*
Esta E. Stecher
Terence J. O'Neill
Thomas C. Brasco
Peter D. Brundage
Andrew A. Chisholm
Abby Joseph Cohen
E. Gerald Corrigan
Charles P. Eve
Christopher G. French
C. Douglas Fuge
Richard J. Gnodde
Jeffrey B. Goldenberg
Timothy J. Ingrassia
Bruce M. Larson
Gwen R. Libstag
Victor M. Lopez-Balboa
Sanjeev K. Mehra
Muneer A. Satter
John P. Shaughnessy
Theodore T. Sotir
W. Thomas York, Jr.
Philippe J. Altuzarra
Jonathan A. Beinner
Andrew S. Berman
Steven M. Bunson
John W. Curtis
Matthew S. Darnall
Alexander C. Dibelius
Karlo J. Duvnjak
Isabelle Ealet
Elizabeth C. Fascitelli
Oliver L. Frankel
H. John Gilbertson, Jr.
Celeste A. Guth
Gregory T. Hoogkamp
William L. Jacob, III
Andrew J. Kaiser
Robert C. King, Jr.
Francisco Lopez-Balboa
Antigone Loudiadis
John A. Mahoney
J. William McMahon
Donald J. Mulvihill
Stephen R. Pierce
John J. Rafter
John F.W. Rogers
Michael M. Smith
Kaysie P. Uniacke
Haruko Watanuki
Paolo Zannoni
Yoel Zaoui
Peter C. Aberg
Frances R. Bermanzohn*
Robert A. Berry
Craig W. Broderick
Richard M. Campbell-Breeden
Anthony H. Carpet
Michael J. Carr
Kent A. Clark
Edith W. Cooper*
John S. Daly
Gordon E. Dyal
Michael P. Esposito*
Matthew T. Fremont-Smith
Andrew M. Gordon
David J. Greenwald
Walter H. Haydock
James A. Hudis
David J. Kostin
Paulo C. Leme
Hughes B. Lepic
Kathy M. Matsui*
Geraldine F. McManus
Jeffrey M. Moslow
Michael J. Poulter
Paul M. Russo
Steven M. Scopellite*
Sarah E. Smith
Steven H. Strongin
Patrick Sullivan
John J. Vaske
David M. Solomon
Karen R. Cook
Gregory A. Agran
Raanan A. Agus
Dean C. Backer
Stuart N. Bernstein
Alison L. Bott
Mary D. Byron
Thomas G. Connolly*
Michael G. De Lathauwer
James Del Favero
Michele I. Docharty
Thomas M. Dowling
Brian J. Duffy
Keith L. Hayes

*Partnership Committee Member

Board Members, Officers and Directors

as of March 26, 2012

Bruce A. Heyman
Daniel E. Holland, III
Michael R. Housden
Paul J. Huchro
Andrew J. Jonas
James M. Karp
Timothy M. Kingston
John J. Lauto
Matthew Lavicka
David N. Lawrence
Ronald S. Levin
Robert S. Mancini
Richard P. McNeil
Michael R. Miele
Suok J. Noh
David B. Philip
Ellen R. Porges
Kevin A. Quinn
Katsunori Sago
Pablo J. Salame
Jeffrey W. Schroeder
Harvey M. Schwartz
Trevor A. Smith
Shahriar Tadjbakhsh
Donald J. Truesdale
John S. Willian
Andrew F. Wilson
Paul M. Young
Jack Levy*
Mark F. Dehnert
Michael H. Siegel
Matthew C. Westerman
Jason H. Ekaireb
Seaborn S. Eastland
Alan J. Brazil
W. Reed Chisholm II
Jane P. Chwick
Michael D. Daffey*
Joseph P. DiSabato
James H. Donovan
Donald J. Duet
Michael L. Dweck
Earl S. Enzer
Christopher H. Eoyang
Norman Feit
Robert K. Frumkes
Gary T. Giglio
Michael J. Graziano
Peter Gross
Douglas C. Heidt
Kenneth W. Hitchner
Philip Holzer
Walter A. Jackson
Peter T. Johnston
Roy R. Joseph
James C. Katzman
Shigeki Kiritani*
Gregory D. Lee
Todd W. Leland

Anthony W. Ling
Bonnie S. Litt
Joseph Longo
John V. Mallory
John J. McCabe
James A. McNamara
Leslie S. Nelson
Fergal J. O'Driscoll
L. Peter O'Hagan
Nigel M. O'Sullivan
James R. Paradise
Philip A. Raper
Michael J. Richman
Elizabeth E. Robinson*
Michael S. Rotter
Thomas M. Schwartz
Lisa M. Shalett
Ralph J. Silva
Johannes R. Sulzberger
Caroline H. Taylor
Eiji Ueda
Ashok Varadhan*
Martin M. Werner
C. Howard Wietschner
Wassim G. Younan
Donald W. Himpele
Harry Silver
Alison J. Mass*
Ben I. Adler
Philip S. Armstrong
William J. Bannon
Scott B. Barringer
Steven M. Barry
Jordan M. Bender
Dorothee Blessing
Joseph M. Busuttil
Jin Yong Cai
Valentino D. Carlotti
Linda S. Daines
Stephen Davies
Diego De Giorgi*
Daniel L. Dees*
Kenneth M. Eberts, III
Luca D. Ferrari
David A. Fishman
Orit Freedman Weissman
Naosuke Fujita
Enrico S. Gaglioti
Nancy Gloor
Stefan Green
Mary L. Harmon
Edward A. Hazel
Margaret J. Holen
Sean C. Hoover
Kenneth L. Josselyn
Eric S. Lane
Gregg R. Lemkau*
Ryan D. Limaye
Robert A. Mass

George N. Mattson
J. Ronald Morgan, III
Rie Murayama
Jeffrey P. Nedelman
Gavin G. O'Connor
Todd G. Owens
Fumiko Ozawa
Helen Paleno
Archie W. Parnell
Alan M. Rapfogel
Sara E. Recktenwald
Thomas S. Riggs, III
David C. Ryan
David M. Ryan
Susan J. Scher
Stephen M. Scherr
Abraham Shua
John E. Waldron
Robert P. Wall
Michael W. Warren
David D. Wildermuth
Kevin L. Willens
Jon A. Woodruff
Edward R. Wilkinson
Timothy H. Moe
Charles Baillie
Bernardo Bailo
Stacy Bash-Polley*
Susan M. Benz
Johannes M. Boomaars
J. Theodore Borter
Timothy J. Bridges
Nicholas F. Burgin
Gerald J. Cardinale*
Lik Shuen David Chan
Colin Coleman
Kenneth W. Coquillette
Michael J. Crinieri
Craig W. Crossman
Jeffrey R. Currie
Stephen D. Daniel
Bradley S. DeFoor
Alvaro del Castano
Robert K. Ehudin
Kathy G. Elsesser
Peter C. Enns
Katherine B. Enquist
James P. Esposito
Douglas L. Feagin
Gail S. Fierstein
Timothy T. Furey
Gonzalo R. Garcia
Justin G. Gmelich
Michael J. Grimaldi
Simon N. Holden
Shin Horie
Adrian M. Jones
Alan S. Kava
Andreas Koernlein

J. Christopher A. Kojima
Takahiro Komatsu
Rudolf N. Lang
Brian J. Lee
George C. Lee, II
Tim Leissner
Allan S. Levine
Brian T. Levine
Terence B. Lim
Paula B. Madoff
Puneet Malhi
Bruce H. Mendelsohn
Michael J. Millette
Milton R. Millman
Philip J. Moffitt
Simon P. Morris
Thomas C. Morrow*
Marc O. Nachmann
Steven M. Pinkos
Jean Raby
Richard J. Revell
Marc A. Rothenberg
Matthew L. Schroeder
Daniel M. Shefter
Guy C. Slimmon
Christoph W. Stanger
Robin A. Vince
Andrea A. Vittorelli
Theodore T. Wang
Elisha Wiesel
Neil J. Wright
Denise A. Wyllie
Sheila H. Patel
Mark E. Agne
Gareth W. Bater
Oliver R. Bolitho
Sally A. Boyle*
Lester R. Brafman
Cynthia A. Brower
Philippe L. Camu
John W. Cembrook
William J. Conley, Jr.
Thomas W. Cornacchia
Frederick C. Darling
David H. Dase
François-Xavier de Mallmann
L. Brooks Entwistle
Elisabeth Fontenelli
Elizabeth J. Ford
Colleen A. Foster
Linda M. Fox
Kieu L. Frisby
Timur F. Galen
Rachel C. Golder
Kevin J. Guidotti
Elizabeth M. Hammack
Kenneth L. Hirsch
James P. Kenney
Steven E. Kent

**Partnership Committee Member*

Board Members, Officers and Directors

as of March 26, 2012

Yasuro K. Koizumi
Robert A. Koort
Brian J. Lahey
Hugh J. Lawson
Ronald Lee
Deborah R. Leone
Thomas R. Lynch
Peter J. Lyon
James P. McCarthy
Dermot W. McDonogh
Arjun N. Murti
Craig J. Nossel
Anthony J. Noto
Peter C. Oppenheimer
Carol V. Pledger
Gilberto Pozzi
Krishna S. Rao
Louisa G. Ritter
Lisa A. Rotenberg
Pamela S. Ryan
Clare R. Scherrer
Vivian C. Schneck-Last
John A. Sebastian
Peter A. Seccia
Peter D. Selman
Heather K. Shemilt
Gavin Simms
Alec P. Stais
Laurence Stein
Patrick M. Street
Thomas D. Teles
Frederick Towfigh
Greg A. Tusar
Philip J. Venables
Alejandro Vollbrechthausen
Eileen M. Dillon
Deborah B. Wilkens
Shinichi Yokote
Alan M. Cohen
Michiel P. Lap
Peter E. Scialla
Helena Koo
Stefan R. Bollinger
Gregory B. Carey
Paul R. Aaron
Andrew W. Alford
Fareed T. Ali
William D. Anderson, Jr.
Rachel Ascher
Dolores S. Bamford
Benjamin C. Barber
Slim C. Bentami
Susan G. Bowers
Christoph M. Brand
Michael J. Brandmeyer
Andrew I. Braun
Anne F. Brennan
Tony M. Briney
Jason M. Brown

Nancy D. Browne
Elizabeth M. Burban
Anthony Cammarata, Jr.
David C. Carlebach
Donald J. Casturo
James R. Charnley
Matthew J. Clark
Jeffrey F. Daly
Debora J. Daskivich
Michael C. Dawley
Ahmad B. Deek
Aidan P. Dunn
William J. Elliott
Mark Evans
William J. Fallon
Matthew J. Fassler
Jose M. Fernandez
Wolfgang Fink
Dino Fusco
Philip L. Gardner
James R. Garman
Sarah J. Gray
Jason R. Haas
Thomas E. Halverson
Eric I. Hamou
Jan Hatzius
Jens D. Hofmann
Laura A. Holleman
Dane E. Holmes
Robyn A. Huffman
Alastair J. Hunt
Leonid Ioffe
Steffen J. Kastner
Christopher M. Keogh
Peter Kimpel
Scott G. Kolar
Annette L. Krassner
Linda A. LaGorga
Eugene H. Leouzon
Wayne M. Leslie
Iain Lindsay
Hugo P. MacNeill
Arline Mann
Kevin T. McGuire
Thomas J. McLaughlin
Avinash Mehrotra
Jonathan M. Meltzer
Christopher Milner
Christina P. Minnis
Kenichi Nagasu
Ted K. Neely, II
Michael L. November
Toru Okabe
Konstantinos N. Pantazopoulos
Robert D. Patch
Bruce B. Petersen
Cameron P. Poetzscher
Kenneth A. Pontarelli
Lora J. Robertson

Lorin P. Radtke
Deepak K. Rao
Luigi G. Rizzo
J. Timothy Romer
John R. Sawtell
Paul D. Scialla
Harvey S. Shapiro
Keith A. Shultis
Suhail A. Sikhtian
Norborne G. Smith, III
Ying Ying Glenda So
David Z. Solomon
Robert C. Spofford
Joseph J. Struzziery, III
Randolph A. Stuzin
Damian E. Sutcliffe
Robert J. Sweeney
Pawan Tewari
Terrence P. Travis
Paul Walker
Dominic A. Wilson
Steve Windsor
Martin Wiwen-Nilsson
Yoshihiko Yano
Pei Pei Yu
Xing Zhang
Hector E. Negroni
R. Martin Chavez*
Atosa Moini
Edward Madara, III
Stephen J. O'Flaherty
Court E. Golumbic
Alasdair J. Warren
Yoshiyuki Hoshino
Ian Gilday
Andy Fisher
Marshall Smith
Charles F. Adams
Richard A. Kimball, Jr.
Thomas J. Stein
Farid Pasha
Hidehiro Imatsu
Nick S. Advani
Sang Gyun Ahn
Analisa M. Allen
Mark A. Allen
Ichiro Amano
Jeffrey D. Barnett
Tracey E. Benford
Gaurav Bhandari
Marc O. Boheim
V. Bunty Bohra
Ralane F. Bonn
John E. Bowman, III
Oonagh T. Bradley
Samuel S. Britton
Torrey J. Browder
Derek T. Brown
Samantha R. Brown

Steve M. Bunkin
Mark J. Buono
Charles E. Burrows
Shawn P. Byron
Jason G. Cahilly
Marguarite A. Carmody
Stuart A. Cash
Christopher L. Castello
Nien Tze Elizabeth Chen
Denis P. Coleman, III
Richard N. Cormack
James V. Covello
Christian P. de Haaij
Olaf Diaz-Pintado
Albert F. Dombrowski
Keith Douglas
Daniel A. Dreyfus
David P. Eisman
Carl Faker
Stephan J. Feldgoise
Patrick J. Fels
Benjamin W. Ferguson
Samuel W. Finkelstein
Peter E. Finn
Sean J. Gallagher
Ivan C. Gallegos Rivas
Francesco U. Garzarelli
Michelle Gill
Alicia K. Glen
Jason A. Gottlieb
Mark K. Hancock
Martin Hintze
Todd Hohman
James P. Houghton
Christopher E. Hussey
Etsuko Kanayama
Dimitrios Kavvathas
C. Annette Kelton
John J. Kim
Hideki Kinuhata
Michael E. Koester
Christopher P. Lalli
Geoffrey C. Lee
Laurent Lellouche
John R. Levene
Hao-Cheng Liu
Lindsay P. LoBue
Joseph W. Macaione
David M. Marcinek
Marvin Markus
Roger C. Matthews, Jr.
Thomas F. Matthias
F. Scott McDermott
John J. McGuire, Jr.
Sean T. McHugh
David R. Mittelbusher
Bryan P. Mix
Junko Mori
Takashi Murata

**Partnership Committee Member*

Board Members, Officers and Directors

as of March 26, 2012

Massoud Mussavian
Amol S. Naik
Chiang-Ling Ng
Junya Nishiwaki
Mitsunari Okamoto
Jennifer A. Padovani
Nicholas W. Phillips
Louis Piliego
Michelle H. Pinggera
M. Louise Pitt
James F. Radecki
Richard N. Ramsden
Carl J. Reed
Scott A. Romanoff
Michael J. Rost
David T. Rusoff
Ankur A. Sahu
Guy E. Saidenberg
Julian Salisbury
Brian J. Saluzzo
David A. Schwimmer
Rebecca M. Shaghalian
Magid N. Shenouda
Julian F. Simon
Michael L. Simpson
Barry Sklar
Mark R. Sorrell
John D. Storey
Ram K. Sundaram
Tatsuya Suzuki
Michael J. Swenson
Joseph D. Swift
Jasper Tans
Teresa Teague
Cory W. Thackeray
Klaus B. Toft
Jeffrey M. Tomasi
John H. Tribolati
Suzette M. Unger
Leo J. Van Der Linden
Lai Kun Judy Vas Chau
Simone Verri
Toby C. Watson
Oliver C. Will
Andrew E. Wolff
Jennifer O. Youde
Thomas G. Young
Han Song Zhu
Steven A. Mayer
Mitsuo Kojima
Michael T. Smith
Thomas G. Fruge
Clifford D. Schlesinger
Krishnamurthy Sudarshan
Maziar Minovi
Steven Ricciardi
Tuan Lam
Todd E. Eagle
Jess T. Fardella

Robin Rousseau
Adam S. Clayton
Jonathan M. Penkin
Mark R. Etherington
Craig W. Packer
David A. George
Michael Rimland
Keith Ackerman
Carlos Pertejo
Dojin Kim
Massimo Della Ragione
Lachlan G. Edwards
Chang-Po Yang
Iain N. Drayton
Fadi Abuali
Kevin L. Adams
Christian S. Alexander
David Z. Alter
Vincent L. Amatulli
Rajesh Amin
Koral Anderson
Kulbir S. Arora
Ramaz A. Ashurov
Andrew J. Bagley
Susan E. Balogh
Jennifer A. Barbetta
Gerard M. Beatty
Henry Becker, Jr.
Roger S. Begelman
Oliver B. Benkert
Avanish R. Bhavsar
Christopher E. Blume
Shane M. Bolton
Peter V. Bonanno
William C. Bousquette, Jr.
Patrick T. Boyle
Stephen Branton-Speak
Emmanuel Bresson
Janet A. Broeckel
Richard J. Butland
Joseph A. Camarda
John H. Chartres
Alex S. Chi
Steven N. Cho
Kasper Christoffersen
Gary W. Chropuvka
Jesse H. Cole
Brian M. Coleman
Cyril Cottu
Vijay B. Culas
Kyle R. Czepiel
Manda J. D'Agata
John F. Daly
Michael J. Daum
Nicola A. Davies
Craig M. Delizia
Stacey Ann DeMatteis
Michael Dinias
Christina Drews

Vance M. Duigan
Steven T. Elia
Harry Eliades
Suzanne Escousse
Steven A. Ferjentsik
Carlos Fernandez-Aller
Gregory C. Ferrero
David A. Friedland
Irwin Goldberg
Juan D. Gomez-Villalba
Paul Graves
Philip W. Grovit
Jonathan J. Hall
Dylan S. Halterlein
Magnus C. Hardeberg
Norman A. Hardie
Harold P. Hope, III
Gregory P. Hopper
Ericka T. Horan
Stephanie Hui
Irfan S. Hussain
Kota Igarashi
Tsuyoshi Inoue
Makoto Ito
Kathleen Jack
Matthew A. Jaume
Tanweer Kabir
Christian Kames
Afwa D. Kandawire
Nicola S. Kane
Henry Wen-Herng King
Herman R. Klein Wassink
Edward C. Knight
Akiko Koda
Ravi G. Krishnan
Jorg H. Kukies
Shiv Kumar
Edwin Wing-Tang Kwok
David W. Lang
Nyron Z. Latif
Matthew D. Leavitt
David A. Lehman
Leland Lim
David B. Ludwig
Aedan M. MacGreevy
Raghav Maliah
Matthew F. Mallgrave
Karim H. Manji
Scott D. Marchakitus
Fabio N. Mariani
Ramnek S. Matharu
Shogo Matsuzawa
Thomas C. Mazarakis
Patrick S. McClymont
John E. McGarry
Penny A. McSpadden
Celine-Marie G. Mechain
Simon H. Moseley
Jeff Mullen

Edward T. Naylor
Graham H. Officer
Lisa Opoku
Gerald B. Ouderkirk, III
Charles L. Park
Jae Hyuk Park
Francesco Pascuzzi
Curtis S. Probst
Jeffrey Rabinowitz
Ante Razmilovic
Lawrence J. Restieri, Jr.
Lloyd S. Reynolds
Samuel D. Robinson
Philippa A. Rogers
Michael E. Ronen
Adam C. Rosenberg
Wendy E. Sacks
Ricardo Salaman
Thierry Sancier
David J. Santina
Kara Saxon
Ian M. Schmidek
Steven M. Schwartz
Stephen B. Scobie
Judith L. Shandling
Adrianne W. Shapira
Graham P. Shaw
Hazem A. Shawki
Steven R. Sher
Radford Small
Ian G. Smith
Ramsey D. Smith
Kevin M. Sterling
Robert M. Suss
J. Richard Suth
Daiki Takayama
Tin Hsien Tan
Megan M. Taylor
Richard J. Taylor
Maria Teresa Tejada
Timothy H. Thornton
Oliver Thym
Ingrid C. Tierens
Joseph K. Todd
Mark R. Tolette
Hiroyuki Tomokiyo
Jill L. Toporek
David Townshend
Patrick M. Tribolet
Richard J. Tufft
Toshihiko Umetani
John P. Underwood
Thomas S. Vandever
Richard C. Vanecek
Kurt J. Von Holzhausen
Nicholas H. von Moltke
Daniel Wainstein
Fred Waldman
Kevin A. Walker

Board Members, Officers and Directors
as of March 26, 2012

Daniel S. Weiner
Owen O. West
Alan S. Wilmit
David T. Wilson
Edward C. Wilson
Christopher D. Woolley
Brendan Wootten
John M. Yae
Salvatore T. Lentini
Gregg J. Felton
David N. Frechette
Brendan M. McGovern
Shigemitsu Sugisaki
Takashi Yoshimura
James M. Li
Drake Pike
David K. Cheung
Matthew C. Schwab
Khaled Eldabag
Julie A. Harris
William L. Blais
Michael S. Swell
Tamim H. Al-Kawari
John C. Shaffer
William F. Spoor
Erich Bluhm
David G. McDonald
Ezra Nahum
Dina H. Powell
Anthony Gutman
Peter C. Russell
Celeste J. Tambaro
Michael M. Furth
Andrew Wilkinson
Gregory P. Lee
Alexis Maged
Jason B. Mollin
Robert M. Pulford
Paul A. Craven
Maximillian C. Justicz
Adriano C. Piccinin
Patrick Tassin de Nonneville
David M. Inggs
Chetan Bhandari
Edward B. Droesch
Timothy J. Talkington
Daniel J. Bingham
Sergei S. Stankovski
Kyu Sang Cho
Gerald Messier
Steven Tulip
Andrea Vella
Serge Marquie
Karl J. Robijns
Timothy Callahan
Julian C. Allen
Joanne L. Alma
Quentin Andre
Sergei Arsenyev

Aaron M. Arth
Victoria J. Attwood Scott
Ian T. Bailey
Vivek J. Bantwal
Michael H. Bartsch
Caroline R. Benton
Philip R. Berlinski
Neeti Bhalla
Brian W. Bolster
C. Kane Brenan
Michael J. Buchanan
Michael A. Cagnassola
Alfredo A. Capote
Jimmy R. Carlberg
Glen T. Casey
Christian Channell
Westley D. Chapman
Eva Chau
David Chou
Thalia Chryssikou
Charles Citro
Michael J. Civitella
Luke E. Clayton
Kathleen A. Connolly
John G. Creaton
Cecile Crochu
Lauren Dang
Anne Marie B. Darling
Paul S. Davies
Bruno P. De Kegel
Matthew P. DeFusco
Daniel Deng
Jeffrey L. Dodge
Jonathan G. Donne
William P. Douglas
Mary L. Dupay
Alessandro Dusi
Mark S. Edwards
Babak Eftekhari
Jonathan M. Egol
Akishige Eguchi
Halil Emecen
David P. Ferris
Jonathan H. Fine
David A. Fox
Jay A. Friedman
Ramani Ganesh
Huntley Garriott
Maksim Gelfer
Gabe E. Gelman
Jean-Christophe Germani
Donald G. Gervais, Jr.
Tamilla F. Ghodsi
Federico J. Gilly
Marc C. Gilly
John L. Glover, III
Melissa Goldman
Richard C. Govers
Bradley J. Gross

Franz A. Hall
Arni G. Hauksson
Michael L. Hensch
Steven P. Herrup
Ning Hong
Pierre Hudry
Jonathan O. Hughes
Yuji Ito
Brian J. Jacoby
Andrius Jankunas
Dominique M. Jooris
Rajiv K. Kamilla
Brian A. Kane
Vijay M. Karnani
Noriko Kawamura
Dirk-Jan J. Keijer
William P. Keirstead
Shuya Kekke
Prashant R. Khemka
Vivien Khoo
Tammy A. Kiely
Jisuk Kim
Lee Guan Kelvin Koh
Masafumi Koike
Satoshi Kubo
Kim M. Lazaroo
Scott L. Lebovitz
Geoffery Y.A. Lee
David A. Levy
Dirk L. Lievens
David B. Lischer
Stephen I. Lucas
Patrick O. Luthi
Christina Ma
Whitney C. Magruder
Suneil Mahindru
Monica M. Mandelli
Richard M. Manley
Joseph S. Mauro
Matthew D. McAskin
Matthew B. McClure
Carolyn E. McGuire
Joseph J. McNeila
Jack Mendelson
Xavier C. Menguy
Lance M. Meyerowich
Rodney B. Miller
Jason Moo
Grant R. Moyer
Gersoni A. Munhoz
Michael Nachmani
Rishi Nangalia
Allison F. Nathan
Dario Negri
Chris Oberoi
Dimitri Offengenden
Jun Ohama
Gregory G. Olafson
Beverly L. O'Toole

Daniel A. Ottensoser
Edward S. Pallesen
Yanis Papagiannis
Dave S. Park
Anthony W. Pasquariello
Jignesh Patel
Nirubhan Pathmanabhan
Richard A. Peacock
Vincent Shen Peng
Antonio R. Pereira
Peter J. Perrone
James R. Peters
Luis Puchol-Plaza
Sumit Rajpal
Peggy D. Rawitt
Kathleen M. Redgate
Donald C. Reed
Mark G. Retik
James H. Reynolds
Sean D. Rice
Robert E. Ritchie
Scott M. Rofey
Jeroen Rombouts
Denis R. Roux
Douglas L. Sacks
Vikram P. Sahu
Yann Samuelides
Laura D. Sanchez
Luke A. Sarsfield, III
Richard A. Schafrann
Oliver Schiller
Martin A. Schneider
Michael T. Seigne
Konstantin A. Shakhnovich
Richard Shannon
Daniel A. Sharfman
Jonathan M. Sheridan
James Roger Francis Shipton
Faryar Shirzad
Connie J. Shoemaker
Anna K. Skoglund
Andrew J. Smith
Ronny Soemitro
Bing Song
Bertram N. Spence
Aurora J. Swithenbank
Carl H. Taniguchi
Mark J. Taylor
Ryan J. Thall
Robert B. Thompson
Terence Ting
Jacquelyn G. Titus
Mark C. Toomey
Kenneth A. Topping
Pamela C. Torres
Ronald Trichon, Jr.
Padideh N. Trojanow
Kenro Tsutsumi
Peter van der Goes, Jr.

Board Members, Officers and Directors
as of March 26, 2012

Damien R. Vanderwilt
Ram S. Venkateswaran
Christoph von Reiche
Elizabeth S. Wahab
Sherif J. Wahba
Zhixue Josh Wang
Michael L. Warren
Simon R. Watson
Vivien Webb Wong
Peter A. Weidman
Karl D. Wianecki
Gavin A. Wills
Stephen T.C. Wong
Shunichi Yamada
Kentaro Yamagishi
Raymond L. Yin
Ka Yan Wilfred Yiu
Hisaaki Yokoo
Hsin Yue Yong
George F. Travers
Rafael I. de Fex
Andre Laport Ribeiro
Beatriz Sanchez
Ricardo Mora
Joseph A. Stern
Jeffrey L. Verschleiser
Jeffrey B. Andreski
Graeme C. Jeffery
Albert J. Cass, III
Hidefumi Fukuda
Rondy Jennings
Peeyush Misra
Ellen G. Cooper
Neil C. Kearns
Jeffrey M. Scruggs
Joseph M. Spinelli
Antonio F. Esteves
Caglayan Cetin
Aya Stark Hamilton
Alan Zagury
Mary Anne Choo
Daniel J. Rothman
Jami Rubin
Ajay Sondhi
Philippe Challande
Marc d'Andlau
Lancelot M. Braunstein
Eric L. Hirschfield
Charles A. Irwin
Robert D. Boroujerdi
Christopher Pilot
Francesco Adiliberti
Arthur Ambrose
Graham N. Ambrose
Anna Gabriella C. Antici
Jason S. Armstrong
Gregory A. Asikainen
David J. Atkinson
Heather L. Beckman
Karim Bennani
David L. Berdon
Shomick D. Bhattacharya
David C. Bicarregui
Miguel A. Bilbao
Matthias B. Bock
Jason H. Brauth
William Brennan
Justin M. Brickwood
Michael G. Broadbery
Adam B. Broder
Michael R. Brooke
Shoqat Bunglawala
Scott A. Carroll
David Castelblanco
Michael L. Chandler
Toby J. Chapman
Omar J. Chaudhary
Hyung-Jin Chung
Giacomo Ciampolini
Samara P. Cohen
Stephanie E. Cohen
Richard Cohn
James M. Conti
David Coulson
James O. Coulton
Robert Crane
Nicholas T. Cullen, III
Thomas J. Davis
Ann M. Dennison
Michael J. DesMarais
Sheetal Dhanuka
Pamela S. Dickstein
Robert Drake-Brockman
Yuichiro Eda
Eric Elbaz
Edward A. Emerson
Michael T. Feldman
Thomas J. Fennimore
Andrew B. Fontein
Salvatore Fortunato
Sheara J. Fredman
Michael L. Freeborn
Thomas S. Friedberger
Jacques Gabillon
April E. Galda
Dean M. Galligan
Matthew R. Gibson
Jeffrey M. Gido
Tyler E. Ginn
Nick V. Giovanni
Thomas H. Glanfield
Boon Leng Goh
Alexander S. Golten
Esteban T. Gorondi
Eric S. Greenberg
Wade G. Griggs, III
Ralf Hafner
Jeffrey D. Hamilton
Joanne Hannaford
Nicholas M. Harper
Honora M. Harvey
Takashi Hatanaka
Jeffrey R. Haughton
Jason T. Herman
Charles P. Himmelberg
Timothy R. Hodge
Russell W. Horwitz
Russell E. Hutchinson
Tetsuji Ichimori
Elena Ivanova
Tomohiro Iwata
Vijay Iyengar
Maria S. Jelescu
Steve Jeneste
Thomas F. Jessop
Kara R. Johnston
Denis Joly
Eric S. Jordan
D. Seth Kammerman
Johannes A. Kaps
Anil C. Karpal
Edward W. Kelly
Robert W. Keogh
Aasem G. Khalil
Donough Kilmurray
Lorence H. Kim
Tobias Koester
Adam M. Korn
Paul Kornfeld
Ulrich R. Kratz
Florence Kui
Glen M. Kujawski
Michael E. Kurlander
Jeffrey M. Laborde
Cory H. Laing
Meena K. Lakdawala
Richard N. Lamming
Francesca Lanza
Sarah C. Lawlor
Benjamin Leahy
Timothy M. Leahy
Dominic J. Lee
Jason Lee
Lakith R. Leelasena
Edward K. Leh
Philippe H. Lenoble
Eugeny Levinzon
David H. Loeb
Ning Ma
John G. Madsen
Brian M. Margulies
Michael C. Marsh
David W. May
Adam J. Mazur
Ryan L. McCorvie
Robert A. McEvoy
William T. McIntire
Christopher G. Mckey
Christopher L. Mikosh
Paul J. Miller
Yutaka Miura
Joseph Montesano
Jennifer L. Moyer
David J. Mullane
Eric D. Muller
T. Clark Munnell, Jr.
Guy A. Nachtomi
Rohit Narang
Jyothsna G. Natauri
Jeffrey R. Nazzaro
Carey Nemeth
John M. O'Connell
Kristin A. Olson
Kevin W. Pamensky
Nash Panchal
Ali Peera
Tracey A. Perini
Edward J. Perkin
Jonathan G. Pierce
Dhruv Piplani
Dmitri Potishko
Siddharth P. Prabhu
Philip B. Prince
Dirk J. Pruis
Francois J. Rigou
Stuart Riley
Tami B. Rosen
Santiago J. Rubin
Howard H. Russell
Natasha P. Sai
Deeb A. Salem
Christian D. Salomone
Krishnan P. Sankaran
Timothy K. Saunders, Jr.
Peter Scheman
Pedro E. Scherer
Stephanie R. Schueppert
Hugo P. Scott-Gall
Gaurav Seth
Kiran V. Shah
Raj Shah
Roopesh K. Shah
Takehisa Shimada
Tomoya Shimizu
Nameer A. Siddiqui
David A. Sievers
Brigit L. Simler
David I. Simpson
Jason E. Singer
David R. Spurr
Scott A. Stanford
Michael H. Stanley
Matthew F. Stanton
Umesh Subramanian
Kathryn E. Sweeney
Teppei Takanabe

Board Members, Officers and Directors
as of March 26, 2012

Troy S. Thornton
Ben W. Thorpe
Christine C. Tomas
Matthew E. Tropp
Charles-Eduard van Rossum
Mark A. Van Wyk
Jonathan R. Vanica
Rajesh Venkataramani
John R. Vitha, II
Katherine M. Walker
Brent D. Watson
Nicole A. Weeldreyer
John A. Weir
Noah Y. Weisberger
Ellis Whipple
Pansy Piao Wong
Yat Wai Wu
Andrew P. Wyke
Seigo Yamasaki
Xi Ye
Susan Yung
Maoqi Zhang
Xiaoyin Zhang
Helen Zhu
Robert Allard
Paul Ferrarese
Matthew T. Kaiser
Kenneth Damstrom
Robert M. Dannenberg
Thomas Wadsworth
Tareq Islam
Michael Paese
Emmanuel P. Crenne
Alain Marcus
Jonathan Ezrow
Asad Haider
Hector Chan
Toshiya Saito
Una M. Neary
Shantanu Shete
Keith Tomao
Alan Zhang
Steve L. Bossi
Bobby Vedral
Bob G. MacDonald
Tav Morgan
Karl R. Hancock
Alan Sharkey
Gohir Anwar
Cassius Leal
Etienne Comon
Li Hui Suo
Dalinc Ariburnu*
John D. Melvin
George Moscoso
Shameek Konar
Tabassum A. Inamdar
Richard M. Andrade
Benny Adler

Bruce A. Albert
Umit Alptuna
Matthew T. Arnold
Yusuke Asai
Divyata Ashiya
Taraneh Azad
Jeffrey Bahl
Vishal Bakshi
David C. Bear
Deborah Beckmann
Gary K. Beggerow
Andrea Berni
Roop Bhullar
Christopher W. Bischoff
John D. Blondel
Jill A. Borst
Peter Bradley
James W. Briggs
Heather L. Brownlie
Richard M. Buckingham
Robert Buff
Maxwell S. Bulk
Paul J. Burgess
Jonathan P. Bury
Kevin G. Byrne
Tracy A. Caliendo
Thomas J. Carella
Winston Cheng
Doris Cheung
Alina Chiew
Getty Chin
Paul Christensen
Andrew Chung
Robert C. Cignarella
Alberto Cirillo
Nigel C. Cobb
Giorgio Cocini
Shaun A. Collins
Martin A. Cosgrove
Patricia A. Coughlin
Jason E. Cox
John R. Cubitt
Patrick C. Cunningham
Canute H. Dalmasse
Stephen J. DeAngelis
Michele della Vigna
Brian R. Doyle
Orla Dunne
Karey D. Dye
Sarel Eldor
Sanja Erceg
Alexander E. Evis
Robert A. Falzon
Danielle Ferreira
John K. Flynn
Una I. Fogarty
Allan W. Forrest
Mark Freeman
Boris Funke

Udhay Furtado
Jian Mei Gan
Simon F. Gee
Mark E. Giancola
Jeremy Glick
Cyril J. Goddeeris
Robert A. Gold
Brian S. Goldman
Jennifer E. Gordon
Koji Gotoda
Adam C. Graves
David Greely
Benedict L. Green
Lars A. Gronning
Carey Baker Halio
Thomas V. Hansen
Christoph H. Hansmeyer
Michael J. Hayes
Scott P. Hegstrom
Edouard Hervey
Susanna F. Hill
Timothy S. Hill
Taiichi Hoshino
Joseph B. Hudepohl
Jeffrey J. Huffman
Till C. Hufnagel
Hiroyuki Ito
Corey M. Jassem
Ian A. Jensen-Humphreys
Baoshan Jin
Aynesh L. Johnson
Eri Kakuta
Takayuki Kasama
John D. Kast
Michael C. Keats
Kevin G. Kelly
Jane M. Kelsey
Anita K. Kerr
Michael Kirch
Marie Louise Kirk
Caroline V. Kitidis
Katharina Koenig
Maxim Kolodkin
Matthew E. Korenberg
Tatiana A. Kotchoubey
Anshul Krishan
Dennis M. Lafferty
Raymond Lam
Gregor A. Lanz
John V. Lanza
Solenn Le Floch
Craig A. Lee
Rose S. Lee
José Pedro Leite da Costa
Allison R. Liff
Luca M. Lombardi
Joseph W. Long
Todd D. Lopez
Galia V. Loya

Michaela J. Ludbrook
August Lund
R. Thornton Lurie
Peter R. Lyneham
Gregory P. Lyons
Paget R. MacColl
Lisa S. Mantil
Clifton C. Marriott
Nicholas Marsh
Daniel G. Martin
Elizabeth G. Martin
Jason L. Mathews
Masaaki Matsuzawa
Alexander M. Mayer
John P. McLaughlin
Jean-Pascal Meyre
Claus Mikkelsen
Arthur M. Miller
Tom Milligan
Heather K. Miner
Gregory P. Minson
Hironobu Moriyama
Edward G. Morse
Teodoro Moscoso
Khalid M. Murgian
Caroline B. Mutter
Robert T. Naccarella
Olga A. Naumovich
Brett J. Nelson
Roger Ng
Victor K. Ng
Stephen J. Nundy
Jernej Omahen
Daniel S. Oneglia
Andrew J. Orekar
Anna Ostrovsky
Marco Pagliara
Uberto Palomba
Gena Palumbo
Thomas J. Pearce
David Perez
Jonathan E. Perry
Gerald J. Peterson
Julien D. Petit
Charlotte L. Pissaridou
David S. Plutzer
Ian E. Pollington
Alexander E. Potter
Jonathan A. Prather
Chi Tung Melvyn Pun
Alberto Ramos
Marko J. Ratesic
Sunder K. Reddy
Joanna Redgrave
Horacio M. Robredo
Ryan E. Roderick
Philip J. Salem
Hana Thalova
Gleb Sandmann

**Partnership Committee Member*

Board Members, Officers and Directors
as of March 26, 2012

Jason M. Savarese
Joshua S. Schiffrin
Adam Schlesinger
Rick Schonberg
Johan F. Schulten
Matthew W. Seager
Gaik Khin Nancy Seah
Oliver R.C. Sedgwick
Ned D. Segal
David Sismey
Bryan Slotkin
Timothy A. Smith
Warren E. Smith
Thomas E. Speight
Russell W. Stern
Joseph Stivaletti
Thomas Stolper
Chandra K. Sunkara
Kengo Taguchi
Boon-Kee Tan
Kristi A. Tange
Jonathan E.A. ten Oever
David S. Thomas
Jonathan S. Thomas
Andrew Tilton
Mana Nabeshima
Frank T. Tota
Hiroshi Ueki
Naohide Une
Fernando P. Vallada
Samuel Villegas
Christian von Schimmelmann
Peadar Ward
Hideharu Watanabe
Scott C. Watson
Martin Weber
Gregory F. Werd
Ronnie A. Wexler
David A. Whitehead
David Whitmore
Petter V. Wiberg
David Williams
Julian Wills
William Wong
Michael Woo
Nick Yim
Koji Yoshikawa
Albert E. Youssef
Alexei Zabudkin
Adam J. Zotkow
Carlos Watson
Brian C. Friedman
Bruno A. Carvalho
Robert J. Liberty
Fabio H. Bicudo
Philip Callahan
Christopher J. Cowen
Atanas Djumaliev
Marc B.M. van Heel

Sonjoy Chatterjee
Yun Liu
Robert Werner
Robert V. Donahoe, II
Leon Goldfeld
Asita Anche
Bernard Thye Peng Teo
Shannon E. Young, III
Boris M. Baroudel
Pankaj Jhamb
Johan M.D. Den Hoedt
Johannes P. Fritze
Richard Gostling
Jeffrey S. Isaacs
Marcel Koebeli
William Shope, Jr.
Steven K. Barg
Guido Filippa
Kathleen Hughes
Michael Zeier
David Wells
Michael D. Foster
Philip A. May
Alastair Maxwell
Jiming Ha
Sara Strang
Yusof Yaacob
Julian Zhu
Michael Wise
Pierre-Emmanuel Y. Juillard
Clemens Grafe
Gary Suen
Jeffrey A. Barclay
Joseph L. D'Anna
David K. Gallagher
Grant Willis
Frederique Gilain-Huneeus
John A. Sabatini
Joel T. Schwartz
Philip J. Shelley
Theodore Lubke
Patrick J. Moran
Ronald Arons
Michael S. Goldstein
John P. Killian
Brett A. Olsher
James B. Adams
Geoffrey P. Adamson
Yashar Aghababaie
Nicole Agnew
John F. Aiello
Ahmet Akarli
Ali A. Al-Ali
Jorge Alcover
Moazzam Ali
Shawn M. Anderson
Gina M. Angelico
John J. Arege
Paula G. Arrojo

Richard J. Asbery
Naohiko Baba
Scot M. Baldry
Gargi Banerjee
Amit Bansal
Thomas J. Barrett, III
Roger K. Bartlett
Renee Beaumont
Stephen E. Becker
Mick J. Beekhuizen
Stuart R. Bevan
Ron Bezoza
Nick Bhuta
Christopher J. Biasotti
David R. Binnion
James Black
Michael Bogdan
Charles P. Bouckaert
Marco Branca
Didier Breant
Kelly Reed Brennan
Craig T. Bricker
Nellie A. Bronner
Kimberley Burchett
Sara Burigo
James M. Busby
Elizabeth A. Byrnes
Alvaro Camara
Ramon Camina Mendizabal
Tavis C. Cannell
Michael J. Casabianca
Jacqueline M. Cassidy
Leor Ceder
Gaurang Chadha
Eli W. Chamberlain
Gilbert Chan
Kevin M. Chan
Devin N. Chanmugam
Francis S. Chlapowski
Dongsuk Choi
Stephen L. Christian
Peter I. Chu
Vania H. Chu
Susan M. Ciccarone
Emmanuel D. Clair
Bracha Cohen
Darren W. Cohen
Antony A. Courtney
Christopher J. Creed
Timothy J. Crowhurst
Helen A. Crowley
Elie M. Cukierman
Matthew J. Curtis
Jason S. Cuttler
Sterling D. Daines
Kevin J. Daly
Rajashree Datta
Samantha S. Davidson
Adam E. Davis

Sally Pope Davis
Raymond E. de Castro
Gilles M. Dellaert
Wim Den Hartog
George J. Dennis
Sara V. Devereux
Diana R. Dieckman
Avi Dimor
Lisa A. Donnelly
Igor Donnio
Mark T. Drabkin
Tilo A. Dresig
Thomas K. Dunlap
Steven M. Durham
Michael S. DuVally
Masahiro Ehara
Grant M. Eldred
Manal I. Eldumiati
Charles W. Evans
Anne M. Fairchild
Craig R. Farber
John W. Fathers
Lev Finkelstein
Warren P. Finnerty
Elizabeth O. Fischer
John J. Flynn
Veronica Foo
Francesca Fornasari
Christian L. Fritsch
Andrew J. Fry
Charles M. Fuller
Ruth Gao
David M. Garofalo
Lisheng Geng
Luke F. Gillam
Lisa M. Giuffra de Diaz
Matthew J. Glickman
Parameswaran Gopikrishnan
Luke G. Gordon
Pooja Grover
Patricia R. Hall
Anna Hardwick
John L. Harrisingh
Peter M. Hartley
Gerrit Heine
Caroline Heller
Richard I. Hempsell
Isabelle Hennebelle-Warner
Jeremy P. Herman
Matthias Hieber
Amanda S. Hindlian
Darren S. Hodges
Edward Y. Huang
Simon Hurst
Edward McKay Hyde
Nagisa Inoue
Marc Irizarry
Shintaro Isono
Benon Z. Janos

Board Members, Officers and Directors
as of March 26, 2012

Ronald Jansen
Darren Jarvis
Mikhail Jirnov
Benjamin R. Johnson
Richard G. Jones
Mariam Kamshad
Makiko Kawamura
Christina Kelerchian
Andre H. Kelleners
Sven H. Khatri
Sandip S. Khosla
David A. Killian
Melinda Kleehamer
Maxim B. Klimov
Adriano Koelle
Goohoon Kwon
Thymios Kyriakopoulos
Laurent-Olivier Labeis
David R. Land
Lambert M. Lau
Sandra G. Lawson
David H. Leach
Deborah A. Lento
Gavin J. Leo-Rhynie
Leon Leung
Ke Li
Xing Li
Sabrina Y. Liak
Jason R. Lilien
Kirk L. Lindstrom
Amy M. Liu
Bernard C. Liu
Nelson Lo
Kyri Loupis
Yvonne Low
Joshua Lu
Yvonne Lung
John G. Macpherson
Premal Madhavji
Marcello Magaletti
Todd M. Malan
Uday Malhotra
Upacala Mapatuna
Kristerfor T. Mastronardi
Ikuo Matsuhashi
Francois Mauran
Brendan M. McCarthy
Patrick E. McCarthy
Michael J. McCreesh
Mathew R. McDermott
Charles M. McGarraugh
Sean B. Meeker
Christopher J. Millar
Vahagn Minasian
Matthew R. Mitchell
Ryan C. Mitchell
Christine Miyagishima
Igor Modlin
Michael Moizant
Petra Monteiro
Heather L. Mulahasani
Eric Murciano
Colin D. Murphy
Paul M. Mutter
Balachandra L. Naidu
Arvind Narayanan
Mani Natarajan
Antti K. Niini
Tomoya Nishikawa
Daniel Nissenbaum
Kevin Ohn
Thomas A. Osmond
Diana Y. Pae
David C. Page
Elena Paitra
Chrisos Papavasiliou
James Park
Katherine J. Park
Kyung-Ah Park
Ian L. Parker
Benjamin R. Payne
Thomas G. Pease
Andrew J. Pena
Stuart R. Pendell
Ricardo H. Penfold
Jerry Z. Peng
Andrew Philipp
Sasa Pilipovic
Giovanna Pomilio
Asahi M. Pompey
Ling C. Pong
Michael A. Pope
Raya Prabhu
Macario Prieto
Joshua Purvis
Xiao Qin
Philippe Quix
J Ram
Rajiv Ramachandran
Maximilliano Ramirez
Gary M. Rapp
Felicia J. Rector
Christopher C. Rollins
Colin J. Ryan
Maheshwar R. Saireddy
Ricardo F. Salgado
Ian P. Savage
Bennett J. Schachter
Martin L. Schmelkin
Laurie E. Schmidt
Joseph Schultz
Dirk Schumacher
Carsten Schwarting
Thomas Schweppe
Dmitri Sedov
Ram Seethepalli
Stacy D. Selig
Kunal Shah
Tejas A. Shah
Alasdair G. Share
Kevin C. Shea
William Q. Shelton
Jie Shen
Jason E. Silvers
Ales Sladic
Howard D. Sloan
Michelle D. Smith
Stephanie P. Smith
Thomas J. Smith
Sangam Sogani
Robert A. Spencer
Thomas G. Stelmach
Thomas A. Stokes
Sinead M. Strain
Phillip B. Suh
Jamie Sutherland
Anton Sychev
Brian A. Tafaro
Hideaki Takada
Konnin Tam
Bong Loo Tan
Yasuko Taniguchi
Daniel W. Tapson
Richard M. Thomas
Francis S. Todd
Christos Tomaras
Lale Topcuoglu
Thomas A. Tormey
Chi Keung Tse
Weidong Tu
Reha Tutuncu
Mei Ling Tye
Nicholas A. Valtz
Nicholas J. van den Arend
Emile F. Van Dijk
Dirk-Jan M. Vanderbroeck
Alexandra S. Vargas
Peter G. Vermette
Matthew P. Verrochi
Cynthia L. Walker
Sindy Wan
Freda Wang
Yi Wang
Mitchell S. Weiss
Greg R. Wilson
Mark J. Wilson
Gudrun Wolff
Isaac W. Wong
David J. Woodhouse
Stuart J. Wrigley
Jerry Wu
Jihong Xiang
Ying Xu
Lan Xue
Yoshiyuki Yamamoto
C.T. Yip
Eugene Yoon
Angel Young
Daniel M. Young
Raheel Zia
David A. Markowitz
Kent Wosepka
Joseph Jiampietro
China D. Onyemeluke
Terri M. Messina
Michele Cortese
Kamal S. Hamdan
Max I. Coreth
Paul Trickett
Yi Wang
Sanjiv Nathwani
Ramez Attieh
Joe Raia
Erwin W. Shilling
Brad Brown
Soares R. Rodolfo
Roberto Belchior
Julian M. Trott
Aaron J. Peyton
Jayne Lerman
Ross Levinsky
Eduard E. van Wyk
Keshav K. Sanghi
David A. Youngberg
Johan G. van Jaarsveld
Heather Bellini
Royal I. Hansen
Alexandra L. Merz
Dan P. Petrozzo
Andrew Armstrong
David John Z. Acton
Duncan X.A. Adam
Kate X.A. Aitken
Chris Baohm
Andrew N. Barclay
George X. Batsakis
Danny J. Bessell
Ruben H. Bhagobati
Timothy B.M. Burroughs
Chris C. Champion
Edward E.J. Eason
Michael E. Everett
Nicholas X. Fay
Joseph A. Fayyad
Ryan S. Fisher
Zac F.I. Fletcher
Robert F.X. Foale
David G. Goatley
Graham G. Goldsmith
Charles X.C. Gorman
Simon M. Greenaway
Christian X. Guerra
Rhys A. Gwyn
Dion X. Hershan
Andrew Z.J. Hinchliff
Sean H.X. Hogan

Board Members, Officers and Directors
as of March 26, 2012

Alastair X. Hunter
Nell C. Hutton
Robert A. Hyden
Nick Jacobson
Christian W. Johnston
Ross K. King
Mark Levinson
Gordon L. Livingstone
Alastair F. Lucas
Brendan R. Lyons
Steven X. Maartensz
George X. Maltezos
James McMurdo
Matthew J. McNee
Anthony I.J. Miller
Craig U. Murray
Rob J. Penney
Chris X. Pidcock
Ian M. Preston
Lidia X. Ranieri
Andrew K. Rennie
Matthew G. Ross
Simon A. Rothery
Duncan Rutherford
Nick Sims
Curtis Smith
Conor J. Smyth
Malcolm J. Southwood
Ashley S.K. Spencer
Paul G. Sundberg
Andrew Sutherland
Andrew R. Tanner
Kate A. Temby
Tim F. Toohey
Paul U.S. Uren
Sean F. Walsh
Ian R. Ward-Ambler
David H. Watts
Dion W.M. Werbeloff
Jeremy B. Williams
Vaishali Kasture
Robert G. Burke
Mark E. Oldcorn
Mumtaz Naseem
Charles Cheng
Jia Ming Hu
Sanjiv Shah
John Clappier
Huw R. Pill
Alan P. Konevsky
PV Krishna
Suk Yoon Choi
Shirley J H.J. McLaughlin
Richard J. Quigley
Alex Andrew A. von Moll
Antoine de Guillenchmidt
Carl Stern
Tunde J. Reddy
Paul Ockene

Andrew Robin
Ronald Hua
Darrick Geant
Houston Huang
Felipe F. Mattar
Heath Terry
Jonathan H. Xiong
Jeremy W. Cave
Jose C. Labate
Michael Clarke
Ryad Yousuf
Jeff A. Psaki
Hiroko Adachi
Sajid Ahmed
Flavio Aidar
Lee M. Alexander
Osman Ali
Axel P. Andre
Ilana D. Ash
Dominic Ashcroft
Farshid M. Asl
Linda W. Avery
Vladislav E. Avsievich
Lucy Baldwin
Jonathan K. Barry
Yasmine Bassili
Eric D. Batchelder
Jonathan Bayliss
Andrew D. Beckman
Omar L. Beer
Mark W. Bigley
Timothy C. Bishop
James Blackham
Jacki Bond
Alain Bordoni
Jonathan E. Breckenridge
John Brennan
Brian R. Broadbent
Jerome Brochard
Jason R. Broder
Robin Brooks
Amy C. Brown
Stefan Burgstaller
Christopher Henry Bush
Michael J. Butkiewicz
Eoghainn L. Calder
Scott S. Calidas
Katrien Carbonez
Sean V. Carroll
John B. Carron
David E. Casner
Kenneth G. Castelino
Sylvio Castro
Vincent Catherine
Winston Chan
Gary A. Chandler
Christopher H. Chattaway
Jonathan L. Cheatle
Simon Cheung

Edwin K. Chin
Pierre Chu
Jean-Paul Churchouse
Gregory Chwatko
Massimiliano Ciardi
Simon M. Collier
Kenneth Connolly
Frederic J.F. Crosnier
Alistair K. Cross
Robert G. Crystal
David J. Curtis
Keith L. Cynar
Simon Dangoor
Jennifer L. Davis
Thomas Degn-Petersen
Mark Deniston
James Dickson
Kevin M. Dommenge
Benjamin J. Dyer
Christopher M. Dyer
Mariano Echeguren
Charles P. Edwards
Katherine A. El-Hillow
Jenniffer Emanuel
Hafize Gaye Erkan
Sean Fan
Richard M. Fearn
Michael A. Fisher
Nick Forster
Jennifer A. Fortner
Nanssia Fragoudaki
Grady C. Frank
Michael C. Freedman
Benjamin M. Freeman
Thomas Gasson
Antonio Gatti
Frank S. Ghali
Jason A. Ginsburg
Paul A. Giordano
Joshua Glassman
Gary M. Godshaw
Albert Goh
Ernest Gong
Jonathan J. Goodfellow
Michael Goosay
Rosalee M. Gordon
Scott M. Gorran
Poppy Gozal
Genevieve Gregor
Krag (Buzz) Gregory
Nick E. Guano
Nicholas Halaby
Sanjay A. Harji
Corey R. Harris
Thomas J. Harrop
Brian M. Haufrect
Adam T. Hayes
Robert Hinch
Ida Hoghooghi

Andrew Howard
Michael P. Huber
Jonathan S. Hunt
Ahmed Husain
Aytac Ilhan
Omar Iqbal
Gurjit S. Jagpal
Simona Jankowski
Arbind K. Jha
Xiangrong Jin
Danielle G. Johnson
Michael G. Johnson
Paul A. Johnson
Jean Joseph
Edina Jung
Philipp O. Kahre
Abhishek Kapur
Sho Kawano
Jeremiah E. Keefe
Ryan J. Kelly
Brian J. Kennedy
Nimesh Khiroya
Rohan Khurana
David Kim
Jeff Kim
Phillip Kimber
Kathryn A. Koch
Stephen J. Koch
Konstantin Koudriaev
Tannon L. Krumpelman
Fiona Laffan
James Lamanna
Kerry C. Landreth
Peter B. Lardner
Matthew Larson
Alison W. Lau
Arden Lee
Hanben Kim Lee
Hung Ke Lee
Sang-Jun Lee
Howard Russell Leiner
Rainer Lenhard
Stephen L. Lessar
Daphne Leung
Chad J. Levant
Weigang Li
Amy Lin
Gloria W. Lio
Chang Lee Liow
Matthew Liste
Edmund Lo
Justin Lomheim
David A. Mackenzie
Regis Maignan
Sameer R. Maru
Miyuki I. Matsumoto
Antonino Mattarella
Janice M. McFadden
Jack McFerran

Board Members, Officers and Directors
as of March 26, 2012

John L. McGuire
Aziz McMahon
Jans Meckel
Ali Meli
Rodrigo Mello
Vrinda Menon
Raluca Mihaila
Milko Milkov
Shinsuke Miyaji
Gabriel Mollerberg
Matthew L. Moore
Robert Mullane
Eric S. Neveux
Dale Nolan
Asim H. Nurmohamed
Deirdre M. O'Connor
Satoshi Ohishi
Simon G. Osborn
Hilary Packer
Daniel M. J. Parker
Srivathsan Parthasarathy
Giles R. Pascoe
Rahul Patkar
Robert D. Patton
Deepan Pavendranathan
Alejandro E. Perez
Jan M. Petzel
Tushar Poddar
Jeff Pollard
Nicole Pullen-Ross
Steven J. Purdy
Ali Raissi
Rosanne Reneo
Paul Rhodes
Jill Rosenberg Jones
Jason T. Rowe
Matthew Rubens
Joshua A. Rubinson
Owi Ruivivar
Jennifer A. Ryan
Andrew S. Rymer
Albert Sagiryan
Hiroyoshi Sandaya
John Santonastaso
Nana Sao
Eduardo Sayto
Michael Schmitz
Mike Schmitz
Michael Schramm
Beesham A. Seecharan
Peter Sheridan
Seung Shin
Andrea Skarbek
Spencer Sloan
William Smiley
Taylor Smisson
Gary Smolyanskiy
Nishi Somaiya
Michael R. Sottile Jr
Andre Souza
Oliver Stewart-Malir
Heidi C. Sutton
Christopher W. Taendler
Winnie Tam
Trevor Tam
Luke D. Taylor
Vipul Thakore
Michael D. Thompson
Artur Tomala
John B. Tousley
Alfred Traboulsi
Alexandre Traub
Eddie Tse
Hidetoshi Uriu
Dirk Urmoneit
Ram Vittal
Michael Voris
Thomas W. Waite
Joseph F. Walkush
Steve Weddell
Paul Weitzkorn
Andrew M. Whyte
Vicky Wickremeratne
Ed Wittig
Jon J. Wondrack
Yvonne Y. Woo
XueYing Shel Xu
Zhizhun Xu
Takashi Yamada
Xiaohong Lilly Yang
Wai Yip
Yusuke Yoshizawa
Kota Yuzawa
Richard Zhu
Mikhail Zlotnik
Liang Zhang
Richard Phillips
Jake Siewert

Directors, Advisors and Offices

as of March 26, 2012

Advisory Directors

Eric S. Dobkin
Jonathan L. Cohen
Alan A. Shuch
Robert E. Higgins
Carlos A. Cordeiro
Timothy G. Freshwater
Paul S. Efron
Patrick J. Ward
John J. Powers
Robert J. Markwick
Maykin Ho
Tracy R. Wolstencroft
Terrence Campbell
Philip M. Darivoff
Jean A. De Pourtales
Martin R. Devenish
Silverio Foresi
Kevin S. Gasvoda
Joseph H. Gleberman
Gregg A. Gonsalves
Rumiko Hasegawa
Edith A. Hunt
Charles G.R. Manby
Blake W. Mather
Linnea Roberts
Guoqing Song
David G. Torrible
Susan A. Willetts

Peter D. Sutherland KCMG
Chairman of Goldman Sachs International

Senior Directors

John C. Whitehead
H. Frederick Krimendahl II
George E. Doty
Donald R. Gant
James P. Gorter
Robert B. Menschel
Robert E. Mnuchin
Thomas B. Walker, Jr.
Richard L. Menschel
Eugene Mercy, Jr.
Stephen B. Kay
Robert N. Downey
Roy J. Zuckerberg
Robert M. Conway
David M. Silfen
Eugene V. Fife
Peter G. Sachs
Willard J. Overlock, Jr.
Mark O. Winkelman
John R. Farmer
Robert J. Katz
Robin Neustein
Robert Hurst
Robert S. Kaplan
Edward K. Eisler
Donald R. Mullen
David B. Heller

Board of International Advisors

Claudio Aguirre
Erik Åsbrink
Charles de Croisset
Charles Curran, A.C.
Keki Dadiseth
Guillermo de la Dehesa
Vladimír Dlouhý
Walter W. Driver, Jr.
Senator Judd Gregg
Lord Griffiths of Fforestfach
Professor Victor Halberstadt
Professor Otmar Issing
Ian Macfarlane, A.C.
Kazimierz Marcinkiewicz
Dr. Axel May
Tito T. Mboweni
Enrico Vitali

Offices

Atlanta
Auckland
Bangalore
Bangkok
Beijing
Boston
Buenos Aires
Calgary
Chicago
Dallas
Doha
Dubai
Dublin
Frankfurt
Geneva
George Town
Hong Kong
Houston
Jersey City
Johannesburg
Kuala Lumpur
London
Los Angeles
Madrid
Melbourne
Mexico City
Miami
Milan
Monte Carlo
Moscow
Mumbai
New York
Paris
Philadelphia
Princeton
Riyadh
Salt Lake City
San Francisco
São Paulo
Seattle
Seoul
Shanghai
Singapore
Stockholm
Sydney
Taipei
Tampa
Tel Aviv
Tokyo
Toronto
Warsaw
Washington, D.C.
West Palm Beach
Zurich

Shareholder Information

Executive Offices

The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282
1-212-902-1000
www.goldmansachs.com

Common Stock

The common stock of The Goldman Sachs Group, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol "GS."

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.goldmansachs.com.

Shareholder inquiries can also be directed to Investor Relations via email at gs-investor-relations@goldmansachs.com or by calling 1-212-902-0300.

2011 Annual Report on Form 10-K

Copies of the firm's 2011 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission can be accessed via our Web site at www.goldmansachs.com/shareholders/.

Copies can also be obtained by contacting Investor Relations via email at gs-investor-relations@goldmansachs.com or by calling 1-212-902-0300.

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of The Goldman Sachs Group, Inc. regarding lost or stolen stock certificates, dividends, changes of address and other issues related to registered share ownership should be addressed to:

Computershare
480 Washington Boulevard
Jersey City, New Jersey 07310
U.S. and Canada: 1-800-419-2595
International: 1-201-680-6541
www.computershare.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, New York 10017


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© 2012 The Goldman Sachs Group, Inc. All rights reserved.

Except where specifically defined, the terms "Goldman Sachs," "firm," "we," "us" and "our" in this document may refer to The Goldman Sachs Group, Inc. and/or its subsidiaries and affiliates worldwide, or to one or more of them, depending on the context in each instance. Except where otherwise noted, all marks indicated by ®, TM, or SM are trademarks or service marks of Goldman, Sachs & Co. or its affiliates.

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